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Filed Pursuant to Rule 424(b)(4)
Reg. No. 333-133433

10,500,000 Common Units Representing Limited Partner Interests Buckeye GP Holdings L.P.

          We are offering 10,500,000 common units, which represent limited partner interests in Buckeye GP Holdings L.P. This is the initial public offering of our common units. We own and control Buckeye GP LLC, which is the general partner of Buckeye Partners, L.P., a publicly traded Delaware limited partnership that owns and operates one of the largest independent petroleum products pipeline systems in the United States. Our primary cash-generating assets are our general partner interests in Buckeye Partners, L.P. and its operating subsidiaries, including the right to receive incentive distributions based upon the amount of quarterly distributions to the limited partners of Buckeye Partners, L.P.

          Prior to this offering, there has been no public market for our common units. We have been authorized to list our common units on the New York Stock Exchange under the symbol "BGH."

          See "Risk Factors" on page 18 to read about risk factors you should consider before buying the common units.

          These risks include the following:

  •
  Our primary cash-generating assets are our general partner interests in Buckeye Partners, L.P. and its operating subsidiaries, which consist primarily of GP units and the incentive distribution rights in Buckeye Partners, L.P. Our cash flow is, therefore, directly dependent upon the ability of Buckeye Partners, L.P. to make cash distributions to its partners.

  •
  Our current equity owners own a controlling interest in us and own our general partner and can determine the outcome of all matters voted upon by our unitholders.

  •
  You will experience immediate and substantial dilution of $16.31 per common unit in the net tangible book value of your common units.

  •
  The fiduciary duties of our general partner may conflict with the fiduciary duties of Buckeye GP LLC, which is the general partner of Buckeye Partners, L.P.

  •
  If we or Buckeye Partners, L.P. were treated as a corporation for federal income tax purposes, or if we or Buckeye Partners, L.P. were to become subject to entity-level taxation for state tax purposes, then our cash available for distribution to you would be substantially reduced.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Initial public offering price	$17.0000	$178,500,000
Underwriting discount	$0.8713	$9,148,650
Proceeds, before expenses, to Buckeye GP Holdings L.P.	$16.1287	$169,351,350

          To the extent that the underwriters sell more than 10,500,000 common units, the underwriters have the option to purchase up to an additional 1,575,000 common units from Buckeye GP Holdings L.P. at the initial public offering price less the underwriting discount.

          The underwriters expect to deliver the common units against payment in New York, New York on August 9, 2006.

Goldman, Sachs & Co.
Citigroup
Merrill Lynch & Co.
UBS Investment Bank

Prospectus dated August 3, 2006.

Buckeye Partners, L.P. Pipeline Systems
Green Bay
Madison
Chicago
Peoria
East Chicago
South Bend
Peotone
Harristown
St. Louis
Robinson
Mt. Vernon
Indianapolis
Dayton
Lima
Columbus
Flint
Detroit
Toledo
Cleveland
Pittsburgh
Buffalo
Rochester
Syracuse
Binghamton
Allentown
Springfield
New Haven
New York City
Philadelphia
Denver
Wichita
Memphis
Dallas
Midland
Austin
Houston
Port Arthur
Ft. Lauderdale
Miami
OPERATING SYSTEMS Legend
Buckeye Pipe Line Company, L.P.
Buckeye Gulf Coast Pipe Lines, L.P.
Buckeye NGL Pipe Lines LLC
Buckeye Pipe Line Transportation LLC
Everglades Pipe Line Company, L.P.
Laurel Pipe Line Company, L.P.
Norco Pipe Line Company, LLC
Wood River Pipe Lines LLC
Buckeye Terminals, LLC
Delivery point to customers' marketing terminals
JOINT VENTURE INTERESTS
WesPac Memphis
West Shore Pipeline Company
West Texas LPG Pipeline Limited Partnership

SUMMARY	1
Buckeye GP Holdings L.P.	1
Recent Developments	2
Our Strengths and Strategies	3
Our Interest in Buckeye	4
The Offering	7
Summary of Risk Factors	9
Formation Transactions	10
Our Structure and Management	11
Buckeye Partners, L.P.	13
Summary of Conflicts of Interest and Fiduciary Responsibilities	15
Summary Historical Consolidated Financial Data	16
RISK FACTORS	18
Risks Inherent in Our Dependence on Distributions from Buckeye	18
Risks Inherent in Buckeye's Business	20
Risks Inherent in an Investment in Us	25
Risks Related to Conflicts of Interest	30
Tax Risks to Our Common Unitholders	33
USE OF PROCEEDS	37
CAPITALIZATION	38
DILUTION	40
OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS	41
General	41
Our Initial Quarterly Distribution	43
Estimated Minimum Consolidated Adjusted EBITDA	46
Assumptions and Considerations	51
Unaudited Pro Forma Consolidated Available Cash	53
HOW WE MAKE CASH DISTRIBUTIONS	58
General	58
Definition of Available Cash	58
Units Eligible for Distributions	58
General Partner Interest	58
Adjustments to Capital Accounts	58
Distributions of Cash upon Liquidation	59
Distributions of Amounts Related to Pre-Closing Periods	59
Our Sources of Distributable Cash	59
SELECTED FINANCIAL DATA	62

i

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	64
Introduction	64
Overview of Buckeye	64
Results of Our Operations	66
Consolidated Financial Results for the Year Ended December 31, 2004	66
Results of Operations	67
First Quarter 2006 Compared to First Quarter 2005	68
2005 Compared to 2004	72
2004 Compared to 2003	75
Liquidity and Capital Resources	78
Buckeye's Employee Stock Ownership Plan	94
Critical Accounting Policies and Estimates	94
Related Party Transactions	95
Recent Accounting Pronouncements	96
Quantitative and Qualitative Disclosures About Market Risk	97
BUSINESS	99
Buckeye GP Holdings L.P.	99
Our Interest in Buckeye	100
Buckeye Partners, L.P.	103
Buckeye's Business Strategy	104
Buckeye's Business Activities	104
Employees	108
Government Regulation	108
Title to Properties	113
Litigation	114
MANAGEMENT	115
Executive Officer Compensation	118
Long-Term Incentive Plan	119
Management Units	121
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	122
Buckeye GP Holdings L.P.	122
Buckeye Partners, L.P.	123
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	124
Our Relationship with Buckeye and its General Partner, Buckeye GP LLC	124
Our Relationship with Buckeye's General Partner	124
Pre-Closing General Partner Interest Restructuring	125
Indemnification of Directors and Officers	125
Related Party Transactions Involving Buckeye	125
Related Party Transaction Involving Carlyle/Riverstone	126
Cash Bonuses Payable in Connection With Successful Closing of this Offering	126
Material Provisions of Our General Partner's Limited Liability Company Agreement	126
CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES	127
Conflicts of Interest	127
Fiduciary Duties	129

DESCRIPTION OF OUR COMMON UNITS	133
Common Units	133
Transfer Agent and Registrar	133
Transfer of Common Units	133
Management Units	134
Comparison of Rights of Holders of Buckeye's LP Units and Our Common Units	134
MATERIAL PROVISIONS OF THE PARTNERSHIP AGREEMENT OF BUCKEYE GP HOLDINGS L.P.	139
Organization and Duration	139
Purpose	139
Power of Attorney	139
Capital Contributions	139
Limited Liability	140
Voting Rights	140
Issuance of Additional Securities	141
Amendments to Our Partnership Agreement	142
Merger, Sale or Other Disposition of Assets	144
Termination and Dissolution	144
Liquidation and Distribution of Proceeds	144
Withdrawal or Removal of the General Partner	145
Transfer of General Partner Interests	145
Change of Management Provisions	146
Unitholder Rights Plan	146
Call Right	146
Meetings; Voting	147
Status as Limited Partner	148
Non-Citizen Assignees; Redemption	148
Non-Taxpaying Assignees; Redemption	148
Indemnification	149
Books and Reports	149
Right to Inspect Our Books and Records	150
Registration Rights	150
MATERIAL PROVISIONS OF THE PARTNERSHIP AGREEMENT OF BUCKEYE PARTNERS, L.P.	151
Organization and Duration	151
Purpose	151
Power of Attorney	151
Cash Distribution Policy	151
Distributions of Cash Upon Liquidation	152
Issuance of Additional Securities	152
Amendment of the Buckeye Partnership Agreement	153
Merger, Sale or Other Disposition of Assets	154
Termination and Dissolution	154
Liquidation and Distribution of Proceeds	155
Withdrawal or Removal of the General Partner	155
Transfer of Buckeye's General Partner Interests and Assignment of Incentive Compensation Agreement	156
Call Right	156
Indemnification	156
UNITS ELIGIBLE FOR FUTURE SALE	158

MATERIAL TAX CONSEQUENCES	159
Partnership Status	159
Limited Partner Status	161
Tax Consequences of Unit Ownership	161
Tax Treatment of Operations	167
Disposition of Units	168
Uniformity of Units	170
Tax-Exempt Organizations and Other Investors	171
Administrative Matters	171
State, Local, Foreign and Other Tax Considerations	174
INVESTMENT IN US BY EMPLOYEE BENEFIT PLANS	174
UNDERWRITING	176
LEGAL MATTERS	180
EXPERTS	180
WHERE YOU CAN FIND MORE INFORMATION	181
FORWARD-LOOKING STATEMENTS	181
INDEX TO FINANCIAL STATEMENTS	F-1

          You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information from that contained or incorporated by reference in this prospectus. If anyone provides you with additional, different or inconsistent information you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.

SUMMARY

          This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical consolidated financial statements and pro forma financial statements and the notes to those financial statements, and the other documents to which we refer for a more complete understanding of this offering. Furthermore, you should carefully read "Summary of Risk Factors" and "Risk Factors" for more information about important factors that you should consider before making a decision to purchase common units in this offering.

          All references in this prospectus to "our," "we," "us," and the "Company," when used in a historical context, for the periods after May 4, 2004, refer to MainLine L.P. and its wholly owned subsidiaries, MainLine Sub LLC and Buckeye GP LLC, and for periods prior to May 4, 2004, refer to Glenmoor, Ltd., Buckeye Management Company and Buckeye Pipe Line Company, the predecessors to MainLine Sub LLC and Buckeye GP LLC, and when used in the present tense or prospectively, those terms refer to Buckeye GP Holdings L.P. and its wholly owned subsidiaries after giving effect to the transactions described in "—Formation Transactions." MainLine L.P. is being contributed to Buckeye GP Holdings L.P. in connection with this offering. All references in this prospectus to "Buckeye" refer to Buckeye Partners, L.P. and its operating subsidiaries collectively, or to Buckeye Partners, L.P., individually, as the context may require. All references to our "partnership agreement" refer to the Amended and Restated Agreement of Limited Partnership of Buckeye GP Holdings L.P. to be adopted contemporaneously with the closing of this offering. Unless we indicate otherwise, the information presented in this prospectus assumes that the underwriters do not exercise their over-allotment option.

Buckeye GP Holdings L.P.

          We own and control Buckeye GP LLC, which is the general partner of Buckeye Partners, L.P. (NYSE symbol: BPL), a publicly traded Delaware limited partnership. Our primary cash-generating assets are our general partner interests in Buckeye, which consist of (i) general partner units, or GP units, in Buckeye, (ii) the incentive distribution rights in Buckeye, and (iii) approximate one percent general partner interests in Buckeye's subsidiary operating partnerships. The incentive distribution rights entitle us to receive incentive distributions based upon the amount of quarterly cash distributions that Buckeye pays to its limited partners. As the amount of cash distributions paid by Buckeye to its limited partners meets certain target distribution levels, we receive payments equal to an increasing percentage of such cash distributions. Buckeye's most recent quarterly cash distribution was in excess of the highest distribution level. Based upon Buckeye's quarterly distribution of $0.75 per Buckeye limited partner unit, or LP unit, we will pay an initial quarterly cash distribution of $0.205 per common unit, or $0.82 per unit on an annualized basis, to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses.

          Buckeye is principally engaged in the transportation, terminalling and storage of petroleum products in the United States for major integrated oil companies, large refined products marketing companies and major-end users of petroleum products on a fee basis through facilities that Buckeye owns and operates. Buckeye owns and operates one of the largest independent petroleum products pipeline systems in the United States in terms of volumes delivered, with approximately 5,350 miles of pipeline, serving 17 states. Buckeye also operates approximately 2,100 miles of pipeline under agreements with major oil and chemical companies. Further, Buckeye owns and operates 45 active refined petroleum products terminals in Illinois, Indiana, Massachusetts, Michigan, Missouri, New York, Ohio and Pennsylvania with aggregate storage capacity of approximately 17.6 million barrels. Buckeye's pipelines service approximately 100 delivery locations, transporting petroleum products including gasoline, turbine fuel, diesel fuel, heating oil and kerosene from major supply sources to terminals and airports located within major end-use markets. These pipelines also transport other products, such as propane and butane, refinery feedstocks and blending components. Buckeye's transportation services are typically provided on a common-carrier basis under published tariffs. Buckeye's geographical diversity, connections to multiple sources of supply and extensive delivery system help create a stable business. Buckeye is an independent transportation provider that is not affiliated with any oil company or marketer of petroleum products and generally does not own the petroleum products that it transports.

Recent Developments

Buckeye's Second Quarter 2006 Unaudited Financial and Operating Results

          On July 24, 2006 Buckeye reported its financial and operating results for the second quarter of 2006. Buckeye's revenue in the second quarter of 2006 increased to $111.5 million from revenue of $101.9 million in the second quarter of 2005. Buckeye's operating income increased 8.8 percent in the second quarter of 2006 to $43.1 million from $39.6 million in the second quarter of 2005. Buckeye's second quarter 2006 net income decreased to $24.2 million from net income of $24.4 million in the second quarter of 2005.

          Pipeline volumes in the second quarter of 2006 were 1,441,300 barrels per day, a 3.9 percent increase from pipeline volumes of 1,386,900 barrels per day in the second quarter of 2005. Costs and expenses in the second quarter of 2006 increased to $68.4 million from $62.3 million in the second quarter of 2005. All of the foregoing financial results reflect Buckeye's acquisition in May 2005 of certain pipelines and terminals from affiliates of ExxonMobil and the acquisition of the Wattenberg NGL pipeline system from BP Pipelines in January 2006.

          Buckeye's financial and operating results do not reflect the consolidating adjustments included in our financial statements. As a result, while our financial statements are substantially similar to Buckeye's, with the exception of revenue and pipeline volumes, its financial and operating results are not directly comparable to our financial statements and results of operations contained elsewhere in this prospectus. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Our Operations" for a description of such differences.

Buckeye Increases Quarterly Distribution

          On July 24, 2006 the board of directors of Buckeye GP LLC declared a regular partnership cash distribution for the quarter ended June 30, 2006 of $0.7625 per LP unit payable on August 31, 2006, to the Buckeye LP unitholders of record on August 4, 2006. This cash distribution represents a quarterly increase in the quarterly distribution of $0.0125 per LP unit to an indicated annual cash distribution level of $3.05 per LP unit. This will be the 78th consecutive quarterly cash distribution paid by Buckeye and the 9th consecutive increase in the quarterly cash distribution.

          Based upon this distribution of $0.7625 per LP unit and the number of Buckeye LP units outstanding at July 24, 2006, we expect to receive a quarterly cash distribution of approximately $6.9 million (or approximately $27.6 million on an annualized basis), consisting of $0.5 million ($1.9 million annualized) from our GP units and approximate 1% general partner interest in Buckeye's subsidiary operating partnerships, $6.4 million ($25.5 million annualized) from the incentive distribution rights and $61,000 ($0.2 million annualized) from the 80,000 LP units that we own. This distribution will be approximately $212,500 (approximately $850,000 on an annualized basis) higher than the approximately $6.7 million (approximately $26.8 million on an annualized basis) we received from Buckeye in respect of the first quarter of 2006.

Our Strengths and Strategies

          Our primary cash-generating assets are our general partner interests in Buckeye, which consist primarily of GP units and the incentive distribution rights in Buckeye. Our cash flow is, therefore, directly dependent upon the ability of Buckeye to make cash distributions to its partners. Our primary objective is to increase our cash available for distribution to our unitholders by actively assisting Buckeye in executing its business strategy. We intend to support Buckeye in the implementation of its business strategy by assisting Buckeye in identifying, evaluating and pursuing growth opportunities.

          We believe the following competitive strengths of Buckeye position us, through our ownership of the general partner of Buckeye, to execute successfully our business strategy:

  •
  Strategic location of Buckeye's assets. Buckeye's petroleum products pipeline systems and its terminal and storage facilities are strategically located, allowing Buckeye to promote high levels of overall throughput and incrementally increase pipeline and terminal volumes on its system. Buckeye's assets are primarily located in the northeast and upper midwest areas of the United States, which have historically experienced demand for refined products in excess of local supply. The strategic location of its assets enables Buckeye to take advantage of domestic imbalances and international imports of petroleum products.

  •
  Cash flow stability due to the fee-based nature of Buckeye's business. Buckeye provides pipeline transportation services at posted tariffs, storage services for a fee and pipeline operation and maintenance services pursuant to contracts. In addition, because Buckeye generally does not take title to the products it transports, it has limited direct exposure to volatile commodity prices.

  •
  Unique market-based tariff. Buckeye Pipe Line Company L.P., Buckeye's largest operating subsidiary, has a market-based tariff program, approved by the Federal Energy Regulatory Commission, or FERC, providing Buckeye with more flexibility in its tariff pricing than is available under the producer price index pricing formula, which is used by most petroleum products pipelines.

  •
  Flexible sources of supply. Buckeye's pipeline system is connected to various refineries, third-party pipelines and import marine terminals, which provide flexibility in sourcing throughput. These connections, together with its strong customer relationships, enable Buckeye to maintain stable pipeline throughput.

  •
  Extensive industry experience. Buckeye has been in the pipeline business for over 100 years. Its senior management and operating personnel have extensive experience in all facets of Buckeye's operations. In addition, Buckeye's affiliation, through us, with Riverstone Holdings, LLC and The Carlyle Group, two leading private equity firms, provides additional management expertise and increased exposure to acquisition opportunities.

          Buckeye's primary objective is to increase the value of its limited and general partner interests by consistently increasing its cash flow and, accordingly, its cash available for distributions to its partners. Buckeye's business strategy to accomplish this objective is to:

  •
  own and operate high-quality logistics assets;

  •
  increase throughput on those of its pipelines and terminals where it has available capacity;

  •
  expand its existing pipelines and terminals to facilitate customer-generated growth;

  •
  maintain and enhance the integrity of its pipelines and terminals;

  •
  focus on customer service in order to remain the provider of choice in the markets it serves; and

  •
  pursue selective strategic acquisition opportunities that complement its existing asset base or provide entry into new markets.

Our Interest in Buckeye

          Our cash flows consist of distributions from Buckeye on the Buckeye general partner interests we own, which consist of the following:

  •
  243,914 GP units in Buckeye (representing approximately 0.6% of Buckeye's outstanding units);

  •
  the incentive distribution rights in Buckeye described below; and

  •
  approximately a 1% general partner interest through MainLine L.P., or MainLine, in each of the following Buckeye subsidiaries:

  •
  Buckeye Pipe Line Company, L.P. (or Buckeye Pipe Line)

  •
  Laurel Pipe Line Company, L.P. (or Laurel)

  •
  Everglades Pipe Line Company, L.P. (or Everglades)

  •
  Buckeye Pipe Line Holdings, L.P. (or BPH).

          We also own 80,000 Buckeye LP units, representing a de minimis limited partner interest in Buckeye.

          Buckeye has historically distributed all of its cash on hand within 60 days of the end of each quarter, less reserves established by its general partner to provide for the proper conduct of Buckeye's business or to provide funds for future distributions.

          Since its initial public offering in 1986, as adjusted for LP unit splits, Buckeye has increased its quarterly distribution by approximately 173%, from $0.275 per LP unit, or $1.10 on an annualized basis, to a current level of $0.75 per LP unit, or $3.00 per LP unit on an annualized basis. Based upon Buckeye's quarterly distribution of $0.75 per LP unit, paid with respect to the first quarter of 2006, and the number of Buckeye LP units outstanding at March 31, 2006, we would receive a quarterly cash distribution of approximately $6.7 million (or approximately $26.8 million on an annualized basis), consisting of $0.5 million ($1.9 million annualized) from our GP units and approximate 1% general partner interest in Buckeye's subsidiary operating partnerships, $6.2 million ($24.7 million annualized) from the incentive distribution rights and $60,000 ($0.2 million annualized) from the 80,000 LP units that we own. This quarterly incentive distribution payment represents 17.0% of the aggregate quarterly cash distribution paid by Buckeye.

          Our incentive distribution rights entitle us to receive amounts equal to specified percentages of the incremental amount of cash distributed by Buckeye to each of its LP units when target distribution levels for each quarter are exceeded. 2,573,146 LP units originally issued to Buckeye's Employee Stock Ownership Plan are excluded for the purpose of calculating incentive distributions. The target distribution levels begin at $0.325 and increase in steps to the highest target distribution level of $0.525 per eligible LP unit. When Buckeye makes quarterly distributions above this level, the incentive distributions include an amount equal to 45% of the incremental cash distributed to each eligible LP unit for the quarter, or approximately 29.5% of total incremental cash distributed by Buckeye above $0.525. Given the current level of quarterly distributions to Buckeye's LP units, the incentive distribution rights already participate at the 45% level. The following table illustrates the percentage allocations of distributions among the owners of Buckeye, including us, at the target distribution levels.

		Distributions to Us as a Percentage of Total Distributions(2)
Buckeye Quarterly Distribution Per LP Unit	Distributions to Owners of LP Units as a Percentage of Total Distributions(1)	GP Units	Incentive Distributions
up to $0.325	99.4%	0.6%	0.0%
above $0.325 up to $0.350	87.2%	0.5%	12.1%
above $0.350 up to $0.375	80.7%	0.5%	18.8%
above $0.375 up to $0.400	77.7%	0.5%	21.8%
above $0.400 up to $0.425	75.0%	0.5%	24.5%
above $0.425 up to $0.525	72.5%	0.4%	27.1%
above $0.525	70.1%	0.4%	29.5%

(1)
Includes distributions made with respect to 80,000 LP units owned by us.

(2)
Excludes distributions made with respect to 80,000 LP units owned by us.

          The table above excludes distributions made by Buckeye's subsidiary operating partnerships with respect to our approximate 1% general partner interests in such subsidiaries. For more information on how our incentive distributions are calculated, please read "How We Make Cash Distributions—Our Sources of Distributable Cash and Incentive Distribution Rights."

          The following graph shows the total cash distributed to us as a result of our ownership of the general partner interests in Buckeye, including the incentive distribution rights, across a range of hypothetical annualized distributions made by Buckeye. The graph illustrates the impact to us of Buckeye raising or lowering its quarterly cash distribution from the most recently paid distribution of $0.75 per LP unit ($3.00 on an annualized basis), which was paid on May 31, 2006 in respect of the quarter ended March 31, 2006. This information assumes:

  •
  Buckeye Partners has approximately 39.4 million LP units outstanding (including approximately 2.6 million which are not eligible for calculating incentive distributions); and

  •
  our continued ownership of 80,000 Buckeye LP units.

          This information is presented for illustrative purposes only and is not intended to be a prediction of future performance. The graph below excludes distributions made by Buckeye's subsidiary operating partnerships with respect to our approximate 1% general partner interests in such subsidiaries. In respect of the quarter ended March 31, 2006, such distributions amounted to $0.3 million.

          The impact to us of changes in Buckeye's cash distribution levels will vary depending on several factors, including the number of Buckeye's outstanding LP units on the record date for cash distributions and the impact of the incentive distribution rights structure. In addition, the level of cash distributions we receive may be affected by the various risks associated with an investment in us, including risks associated with the underlying business of Buckeye. Please read "Risk Factors."

          We will pay an initial quarterly cash distribution of $0.205 per common unit, or $0.82 per unit on an annualized basis, to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including reimbursement of expenses of our general partner. If Buckeye is successful in implementing its business strategy and increasing distributions to its partners, we generally would expect to increase distributions to our unitholders, although the timing and amount of any such increase in our distributions will not necessarily be comparable to any increase in Buckeye's distributions. In November 2006, we will pay a distribution equal to the initial quarterly distribution prorated for the portion of the quarter ending September 30, 2006 that we are a publicly traded partnership. However, we cannot assure you that any distributions will be declared or paid. Please read "Our Cash Distribution Policy and Restrictions on Distributions" and "How We Make Cash Distributions."

The Offering

Common units offered	10,500,000 common units.
12,075,000 common units if the underwriters exercise their over-allotment option in full.
Common units outstanding after this offering	28,300,000 common units (on a fully diluted basis assuming conversion of all outstanding management units, which are convertible into common units on a one-for-one basis).
Use of proceeds
We expect to receive net proceeds of approximately $167.4 million from the sale of the common units, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will use the net proceeds from this offering, together with cash on hand of approximately $11 million, to repay all outstanding indebtedness under MainLine's term loan and to make distributions to our current equity owners. If the underwriters exercise all or any portion of their over-allotment option, we will use all of the net proceeds from the sale of our common units sold pursuant to the exercise of that option to fund the redemption of an equal number of units from our current equity owners. Please read "Use of Proceeds."
Cash Distributions
We will make an initial quarterly cash distribution of $0.205 per common and management unit to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. We estimate that our pro forma available cash for the year ended December 31, 2005 and the twelve months ended March 31, 2006 would have been sufficient to pay 74.3% and 69.9%, respectively, of the full initial distribution amount on our units during these periods. Please read "Our Cash Distribution Policy and Restrictions on Distributions."

We will pay you a prorated distribution for the first quarter that we are a publicly traded partnership. This distribution will be paid for the period beginning on the closing date of this offering and ending on the last day of that fiscal quarter. Therefore, we will pay you a distribution for the period from the closing date of this offering to and including September 30, 2006. We expect to pay this cash distribution in November 2006. However, we cannot assure you that we will declare or pay any distributions.

Limited voting rights
Our general partner manages and operates us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 80% of the outstanding units, including any units owned by our affiliates, voting together as a single class. Our current equity owners, including certain officers of our general partner, initially will own an aggregate of 62.9% of our units. This will give our current equity owners the ability to prevent our general partner's involuntary removal. Please read "Material Provisions of Partnership Agreement of Buckeye GP Holdings L.P.—Withdrawal or Removal of the General Partner."
Call right
If at any time our affiliates own more than 90% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (x) the average of the daily closing prices of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. At the completion of this offering, our current equity owners, including certain officers of our general partner, will own 62.9% of our units.
Estimated ratio of taxable income to distributions
We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2008, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 10% of the cash distributed to you with respect to that cumulative period. For the basis of this estimate, please read "Material Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions."
Exchange listing	We have been authorized to list our common units on the New York Stock Exchange under the symbol "BGH."

Summary of Risk Factors

          An investment in our common units involves risks. For more information about these risks, please read "Risk Factors." You should consider carefully these risk factors together with all of the other information included in this prospectus before you invest in our common units.

Risks Inherent in Our Dependence on Distributions from Buckeye

  •
  Our primary cash-generating assets are our general partner interests in Buckeye, which consist primarily of GP units and the incentive distribution rights in Buckeye. Our cash flow is, therefore, directly dependent upon the ability of Buckeye to make cash distributions to its partners.

  •
  A reduction in Buckeye's distributions will disproportionately affect the amount of cash distributions to which we are currently entitled.

Risks Inherent in an Investment in Us

  •
  Increases in interest rates may cause the market price of our common units to decline.

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  The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public market, including sales by our current equity owners.

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  Our current equity owners own a controlling interest in us and own our general partner and can determine the outcome of all matters voted upon by our unitholders.

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  You will experience immediate and substantial dilution of $16.31 per common unit in the net tangible book value of your common units.

Risks Inherent in Buckeye's Business

  •
  Changes in petroleum demand and distribution may adversely affect Buckeye's business.

  •
  Certain of Buckeye's pipeline operations charge tariff rates which are subject to regulation and change by FERC.

  •
  Environmental regulation may impose significant costs and liabilities on Buckeye.

  •
  Existing or future state or federal government regulations relating to certain chemicals or additives in gasoline or diesel fuel could require capital expenditures or result in lower pipeline volumes and thereby adversely affect Buckeye's results of operations, thereby reducing Buckeye's ability to make distributions to unitholders, including us.

  •
  Buckeye's operations are subject to operational hazards and unforeseen interruptions for which Buckeye may not be adequately insured.

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  Buckeye may incur liabilities related to assets Buckeye has acquired. These costs and liabilities may not be covered by indemnification rights that Buckeye may have against the sellers of the assets.

  •
  A decline in production at the ConocoPhillips Wood River refinery could materially reduce the volume of refined petroleum products Buckeye transports.

  •
  Potential future acquisitions and expansions, if any, may affect Buckeye's business by substantially increasing the level of Buckeye's indebtedness and contingent liabilities and increasing Buckeye's risks of being unable to effectively integrate these new operations.

Risks Related to Conflicts of Interest

  •
  Buckeye GP LLC owes fiduciary duties to Buckeye and Buckeye's unitholders, which may conflict with our interests.

  •
  The fiduciary duties of our general partner may conflict with the fiduciary duties of Buckeye's general partner.

  •
  Potential conflicts of interest may arise among our general partner, its affiliates and us. Our general partner has limited fiduciary duties to us and our unitholders, which may permit it to favor its own interests to the detriment of us and our unitholders.

  •
  Our reimbursement of expenses of our general partner will limit our cash available for distribution.

Tax Risks to Our Common Unitholders

  •
  If we or Buckeye were treated as a corporation for federal income tax purposes, or if we or Buckeye were to become subject to a material amount of entity-level taxation for state tax purposes, then our cash available for distribution to you would be substantially reduced.

  •
  If the IRS contests the federal income tax positions that we or Buckeye take, it may adversely affect the market for our common units or Buckeye LP units, and the costs of any contest will reduce cash available for distribution to our unitholders.

  •
  You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

  •
  Tax gain or loss on disposition of our common units could be more or less than expected.

  •
  Tax-exempt entities and foreign persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

  •
  We will treat each purchaser of our common units as having the same tax benefits without regard to the common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

  •
  The sale or exchange of 50% or more of our capital and profit interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

  •
  Unitholders may be subject to state and local taxes and return filing requirements as a result of investing in our common units.

Formation Transactions

          We are a Delaware limited partnership formed in June 2006.

          In connection with this offering and our formation:

  •
  the owners of MainLine will contribute MainLine to us;

  •
  Buckeye GP LLC will convey to MainLine the approximately 1% general partner interest in Buckeye Pipe Line, Laurel, Everglades and BPH; and

  •
  we will contribute our interest in MainLine to Buckeye GP LLC.

          As a result of these transactions, MainLine, which previously owned Buckeye GP LLC, will be a subsidiary of Buckeye GP LLC, which we will own.

Our Structure and Management

          We were formed in June 2006 as a Delaware limited partnership. As of the closing of this offering, we will have 26,938,000 common units and 1,362,000 management units outstanding. The management units will equal approximately 7% of the total number of units owned by our existing equity owners as of the closing of this offering. Each management unit will be entitled to receive quarterly cash distributions in the same amount as the quarterly cash distributions we make on each common unit, and the management units and common units will vote together as a single class. Each management unit will have a zero initial capital account balance and will be convertible into one common unit at the election of the holder of the management unit. For more information on the management units please see "Description of Our Common Units—Management Units." Our general partner owns a non-economic, managing general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner owns 2,830 common units and will receive distributions on these common units in the same manner as other owners of common units. The chart on the following page depicts our organization and ownership structure after giving effect to the completion of this offering and the related transactions and based on the ownership of Buckeye at March 31, 2006.

Ownership of Buckeye GP Holdings L.P. After this Offering:
Public Unitholders	37.10%
Our General Partner	0.01%
Carlyle/Riverstone BPL Holdings II, L.P.	53.72%
Management and Others	9.17%

Total	100.00%

Our Management

          MainLine Management LLC, our general partner, manages our operations and activities, including, among other things, establishing the quarterly cash distribution levels for our common and management units and reserves it believes prudent to maintain for the proper conduct of our business. Our general partner does not receive any management fees or other compensation from us in connection with its management of our business, but is entitled to reimbursement for all direct and indirect expenses incurred on our behalf and will receive a Senior Administrative Charge, of not less than $975,000 annually, from Buckeye. For a description of the Senior Administrative Charge please see "Certain Relationships and Related Transactions—Our Relationship with Buckeye's General Partner."

          We control and manage Buckeye through our ownership of its general partner, Buckeye GP LLC. The officers of our general partner, MainLine Management LLC, are also officers of Buckeye GP LLC. Four of our directors are also directors of Buckeye GP LLC. Our remaining directors will be independent directors under the rules of the New York Stock Exchange. We elect the directors of Buckeye GP LLC. The board of Buckeye GP LLC is responsible for overseeing Buckeye GP LLC's role as the general partner of Buckeye. Please read "Management."

          Our principal executive offices are located at 5002 Buckeye Road, Emmaus, Pennsylvania 18049, and our phone number is (484) 232-4000. Our website is located at http://www.buckeyegpholdings.com. Information on our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Buckeye Partners, L.P.

          Buckeye is a publicly traded Delaware limited partnership. Buckeye owns and operates one of the largest independent petroleum products pipeline systems in the United States in terms of volumes delivered, with approximately 5,350 miles of pipeline, serving 17 states. Buckeye also operates approximately 2,100 miles of pipeline under agreements with major oil and chemical companies. Further, Buckeye owns and operates 45 active refined petroleum products terminals in Illinois, Indiana, Massachusetts, Michigan, Missouri, New York, Ohio and Pennsylvania with aggregate storage capacity of approximately 17.6 million barrels.

          Buckeye's pipelines service approximately 100 delivery locations. Buckeye transports petroleum products including gasoline, turbine fuel, diesel fuel, heating oil and kerosene from major supply sources to terminals and airports located within major end-use markets. Buckeye also transports other products, such as propane and butane, refinery feedstocks and blending components. Buckeye's transportation services are typically provided to its customers on a common-carrier basis under published tariffs. Buckeye's geographical diversity, connections to multiple sources of supply and extensive delivery system help create a stable base business. Buckeye is not affiliated with oil companies or marketers of petroleum products and generally does not own the petroleum products that it transports.

          Buckeye currently conducts all of its operations through the following seven subsidiaries, which we refer to as Buckeye's operating subsidiaries:

  •
  Buckeye Pipe Line owns a 2,643-mile interstate common carrier refined petroleum products pipeline system serving major population centers in eight states. It is the primary turbine fuel provider to John F. Kennedy International Airport, LaGuardia Airport, Newark International Airport and certain other airports within its service territory.

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  Laurel owns a 345-mile intrastate common carrier refined products pipeline connecting five Philadelphia area refineries to 10 delivery points across Pennsylvania.

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  Wood River Pipe Lines LLC, or Wood River, owns six refined petroleum products pipelines with aggregate mileage of approximately 925 miles located in Illinois, Indiana, Missouri and Ohio.

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  Buckeye Pipe Line Transportation LLC, or BPL Transportation, owns a refined petroleum products pipeline system with aggregate mileage of approximately 478 miles located in New Jersey, New York and Pennsylvania.

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  Everglades owns a 37-mile intrastate common carrier refined petroleum products pipeline connecting Port Everglades, Florida to Ft. Lauderdale Hollywood International Airport and Miami International Airport. It is the primary turbine fuel provider to Miami International Airport.

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  Buckeye NGL Pipe Lines LLC, or Buckeye NGL, owns an approximate 350-mile natural gas liquids pipeline extending generally from the Wattenberg, Colorado area to Bushton, Kansas.

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  BPH owns (or in certain instances leases from Buckeye's other subsidiaries) and operates 45 active refined petroleum products terminals with aggregate storage capacity of approximately 17.6 million barrels. BPH also owns interests in 535 miles of pipelines in the Midwest, Southwest and West Coast. BPH operates, through its subsidiary Buckeye Gulf Coast Pipe Lines, L.P., or BGC, pipelines in the Gulf Coast region for third parties. BPH also holds minority stock interests in two midwest products pipelines and a natural gas liquids pipeline system.

          In addition to being Buckeye's general partner, Buckeye GP LLC owns and controls MainLine, which is the general partner of Buckeye Pipe Line, Laurel, Everglades and BPH, which entities we refer to herein as Buckeye's operating partnerships. Buckeye owns an approximate 99% limited partnership interest in each of its operating partnerships. MainLine owns an approximate 1% general partner interest in each of the operating partnerships.

Summary of Conflicts of Interest and Fiduciary Responsibilities

          Our general partner has a legal duty to manage us in a manner beneficial to our unitholders. This legal duty originates in state statutes and judicial decisions and is commonly referred to as a "fiduciary duty." However, the officers and directors of our general partner also have fiduciary duties to manage our general partner's business in a manner beneficial to our general partner and its owner. As a result of these and other relationships, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its owner, on the other. In addition, all of the executive officers and non-independent directors of our general partner also serve as executive officers or directors of Buckeye's general partner and, as a result, have fiduciary duties to manage the business of Buckeye in a manner beneficial to Buckeye and its unitholders. Consequently, these directors and officers may encounter situations in which their fiduciary obligations to Buckeye, on the one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in our best interest or that of our unitholders. For a more detailed description of the conflicts of interest and fiduciary responsibilities of our general partner, please read "Conflicts of Interest and Fiduciary Responsibilities."

          Our partnership agreement limits the liability and reduces the fiduciary duties owed by our general partner to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner's fiduciary duties. By purchasing a common unit, you are consenting to various actions contemplated in our partnership agreement and to conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable state law. Please read "Conflicts of Interest and Fiduciary Responsibilities" for a description of the fiduciary duties imposed on our general partner by Delaware law, the material modifications of these duties contained in our partnership agreement and certain legal rights and remedies available to unitholders.

          Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership of interests in us. Affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. For example, our general partner is owned, and we are partially owned, by an affiliate of Carlyle/Riverstone Global Energy and Power Fund II, L.P., or CRF, which also owns, through affiliates, an interest in the general partner of Magellan Midstream Partners, L.P., or Magellan, and an interest in SemGroup, L.P., or SemGroup, both of which are engaged in the transportation, storage and distribution of petroleum products and may acquire other entities that compete with Buckeye. Although Buckeye does not have extensive operations in the geographic areas primarily served by Magellan or SemGroup, Buckeye will compete directly with Magellan, SemGroup and perhaps CRF or other entities in which CRF has an interest for acquisition opportunities throughout the United States and potentially will compete with Magellan, SemGroup and these other entities for new business or extensions of existing services provided by Buckeye's operating partnerships, creating actual and potential conflicts of interest between Buckeye and our affiliates.

          For a description of our other relationships with our affiliates, please read "Certain Relationships and Related Transactions."

Summary Historical Consolidated Financial Data

          The following table presents summary historical consolidated financial data for our predecessor, MainLine, and its predecessor, Glenmoor Ltd., or Glenmoor, in each case for the periods and as of the dates indicated. Because MainLine had no assets or operations prior to its acquisition of Glenmoor, we refer to Glenmoor as the predecessor of both MainLine and us. The summary historical consolidated statement of operations and cash flow data for the years ended December 31, 2003 and 2005 and the periods of January 1 to May 4, 2004 and May 4 to December 31, 2004, and the balance sheet data as of December 31, 2004 and 2005 are derived from the audited financial statements of MainLine and Glenmoor and should be read together with and are qualified in their entirety by reference to, the historical consolidated financial statements and the accompanying notes included in this prospectus. The summary historical consolidated statement of operations and cash flow data for the years ended December 31, 2001 and 2002 and the balance sheet data at December 31, 2001, 2002 and 2003 are derived from the unaudited financial statements of Glenmoor. The summary historical consolidated statement of operations and cash flow data for the three months ended March 31, 2005 and 2006 and the balance sheet data as of March 31, 2006, are derived from the unaudited financial statements of MainLine and should be read together with and are qualified in their entirety by reference to the historical unaudited condensed consolidated financial statements and the accompanying notes included in this prospectus. The unaudited financial statements include all adjustments, consisting of normal, recurring accruals, that we consider necessary for fair presentation of the financial position and results of operations for these periods and as of those dates.

          Because we own and control the general partner of Buckeye, we reflect our ownership interest in Buckeye on a consolidated basis, which means that our financial results are consolidated with Buckeye's financial results. The financial statements of Buckeye Pipe Line Services Company, or Services Company, which employs the employees who manage and operate the assets of Buckeye, are also consolidated into our financial statements. We have no separate operating activities apart from those conducted by Buckeye, and our cash flows consist primarily of distributions from Buckeye on the partnership interests we own. Accordingly, the summary historical consolidated financial data set forth in the following table primarily reflects the operating activities and results of operations of Buckeye. The limited partner interests in Buckeye not owned by our affiliates are reflected as a liability on our balance sheet and the non-affiliated partners' share of income from Buckeye is reflected as an expense in our results of operations.

          Our summary historical consolidated financial data for the periods presented reflects the effect of the asset acquisitions Buckeye made during these periods from the date of each acquisition, but not on a pro forma or full period basis.

Summary Financial Information
(in thousands except per unit numbers)

	Glenmoor(a)				MainLine
	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2003	January 1, - May 4, 2004	May 4 - December 31, 2004	Year Ended December 31, 2005	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006
Income Statement Data:
Revenues	$232,397	$247,345	$272,947	$97,529	$226,014	$408,446	$95,889	$105,745
Costs and expenses:
Operating expenses	104,824	113,720	131,711	49,712	116,203	196,750	46,581	51,261
Depreciation and amortization	18,818	16,098	17,960	6,388	15,158	32,408	7,431	9,104
General and administrative	15,849	16,551	17,779	6,341	13,888	23,419	5,749	5,915

Total	139,491	146,369	167,450	62,441	145,249	252,577	59,761	66,280
Operating income	92,906	100,976	105,497	35,088	80,765	155,869	36,128	39,465
Other income (expense):
Investment income	1,411	772	645	183	253	884	155	320
Interest and debt expense	(22,893)	(25,275)	(27,704)	(9,756)	(28,212)	(55,366)	(13,097)	(15,729)
Premium paid on retirement of debt(b)(c)	—	—	(45,464)	(3,531)	—	—	—	—

Total	(21,482)	(24,503)	(72,523)	(13,104)	(27,959)	(54,482)	(12,942)	(15,409)

Income before equity income and non-controlling interest	71,424	76,473	32,974	21,984	52,806	101,387	23,186	24,056
Equity income	388	1,552	3,215	1,970	3,707	5,303	1,240	1,380
Non-controlling interest expense	(61,810)	(64,081)	(22,583)	(22,830)	(55,310)	(99,704)	(23,198)	(23,197)

Net income	$10,002	$13,944	$13,606	$1,124	$1,203	$6,986	$1,228	$2,239

Units outstanding — basic and diluted(d)					145,950	145,950	145,950	145,950

Earnings per unit — basic and diluted(d)					$0.01	$0.05	$0.01	$0.02

Balance Sheet Data (at period end):
Net property, plant and equipment	$670,688	$727,652	$753,038	—	$1,335,082	$1,587,741		$1,697,723
Total assets	811,242	877,925	948,195	—	1,747,758	2,040,832		2,147,016
Total debt, including current portion	424,375	470,500	508,721	—	1,015,225	1,104,660		1,148,996
Total equity (deficit)	2,542	5,680	(7,642)	—	67,980	80,442		83,347
Cash Flow Data:
Net cash provided by operating activities	$83,607	$95,498	$115,700	$25,017	$79,010	$150,937	$22,948	$19,849
Net cash used in investing activities	(116,707)	(87,952)	(59,380)	(8,684)	(821,943)	(291,152)	(23,792)	(111,782)
Net cash provided by (used in) financing activities	13,617	(11,023)	(43,032)	(24,638)	746,348	147,847	413	82,173

(a)
MainLine was formed as a Delaware limited partnership on February 24, 2004 and commenced operations with the acquisition of the general partner interests in Buckeye on May 4, 2004. Glenmoor financial information includes that of the general partner of Buckeye and its parent entities for the periods presented prior to their acquisition by MainLine.

(b)
Net income in 2003 includes a charge of $45.5 million related to a yield maintenance premium paid on the retirement of $240 million of senior notes.

(c)
Net income for the period January 1 - May 4, 2004 includes a charge of $3.5 million related to a yield maintenance premium paid on the retirement of Glenmoor's term loan which was repaid on May 4, 2004.

(d)
Earnings per unit is not presented for Glenmoor. Glenmoor was organized as a stock corporation with a capital structure, different from MainLine. Accordingly, presentation of earnings per share would not be meaningful.

RISK FACTORS

          You should consider carefully the following risk factors, which we believe include all material risks to our business, together with all of the other information included in this prospectus, in your evaluation of an investment in our common units. Realization of any of the following risks could have a material adverse effect on our business, financial condition, cash flows and results of operations. In that case, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Inherent in Our Dependence on Distributions from Buckeye

Our primary cash-generating assets are our general partner interests in Buckeye, which consist primarily of GP units and the incentive distribution rights in Buckeye. Our cash flow is, therefore, directly dependent upon the ability of Buckeye to make cash distributions to its partners.

          The amount of cash that Buckeye can distribute to its partners each quarter, including the amount of incentive distributions, principally depends upon the amount of cash Buckeye generates from its operations, which will fluctuate from quarter to quarter based on, among other things:

  •
  fluctuations in prices for petroleum products and overall demand for petroleum products in the United States in general, and in Buckeye's service areas in particular (economic activity, weather, alternative energy sources, conservation and technological advances may affect petroleum product prices and demand);

  •
  changes in laws and regulations, including environmental, safety and tax laws and regulations and the regulation of Buckeye's tariff rates;

  •
  liability for environmental claims;

  •
  availability and cost of insurance on Buckeye's assets and operations;

  •
  shut-downs or cutbacks at major refineries that supply petroleum products transported on Buckeye's pipelines or stored in Buckeye's terminals;

  •
  deterioration in Buckeye's labor relations;

  •
  prevailing economic conditions; and

  •
  disruptions to the air travel system.

          In addition, the actual amount of cash Buckeye will have available for distribution will depend on other factors, some of which are beyond its control, including:

  •
  the level of capital expenditures it makes;

  •
  the availability, if any, and cost of acquisitions;

  •
  debt service requirements;

  •
  fluctuations in working capital needs;

  •
  restrictions on distributions contained in Buckeye's credit facility and senior notes;

  •
  Buckeye's ability to borrow under its working capital facility; and

  •
  the amount, if any, of cash reserves established by Buckeye's general partner in its discretion for the proper conduct of Buckeye's business.

          Because of these factors, Buckeye may not have sufficient available cash each quarter to continue to pay distributions at the level of its most recent quarterly distribution of $0.75 per LP unit, or any other amount. You should also be aware that the amount of cash that Buckeye has available for distribution depends primarily upon its cash flow, including cash flow from financial reserves and working capital borrowings, and is not solely a function of profitability, which will be affected by non-cash items. As a result, Buckeye may be able to make cash distributions during periods when Buckeye records losses and may not be able to make cash distributions during periods when Buckeye records net income. Please read "—Risks Inherent in Buckeye's Business" for a discussion of risks affecting Buckeye's ability to generate cash flow.

A reduction in Buckeye's distributions will disproportionately affect the amount of cash distributions to which we are currently entitled.

          Our ownership of the incentive distribution rights in Buckeye entitles us to receive specified percentages of the amount of cash distributions made by Buckeye to its limited partners. Most of the cash we receive from Buckeye is attributable to our ownership of the incentive distribution rights. Accordingly, any reduction in quarterly cash distributions from Buckeye would have the effect of disproportionately reducing the amount of the distributions that we receive from Buckeye.

Our right to receive incentive distributions will terminate if Buckeye's general partner is removed.

          Our right to receive incentive distributions will terminate if Buckeye GP LLC is removed as general partner of Buckeye, effective upon the date of such removal. Please read "Material Provisions of the Partnership Agreement of Buckeye Partners, L.P.—Withdrawal or Removal of the General Partner."

Buckeye may issue additional LP units or other equity securities, which may increase the risk that Buckeye will not have sufficient available cash to maintain or increase its cash distribution level per LP unit.

          Because Buckeye distributes to its partners most of the cash generated by its operations, it relies primarily upon external financing sources, including debt and equity issuances, to fund its acquisitions and expansion capital expenditures. Accordingly, Buckeye has wide latitude to issue additional LP units on the terms and conditions established by Buckeye's general partner. We receive cash distributions from Buckeye and its subsidiary operating partnerships on the general partner interests and incentive distribution rights that we own. Because most of the cash we receive from Buckeye is attributable to our ownership of the incentive distribution rights, payment of distributions on additional Buckeye LP units may increase the risk that Buckeye will be unable to maintain or increase its quarterly cash distribution per unit, which in turn may reduce the amount of incentive distributions we receive and the available cash that we have to distribute to our unitholders.

In the future, we may not have sufficient cash to pay our estimated initial quarterly distribution.

          Because our primary source of operating cash flow consists of cash distributions from Buckeye, the amount of distributions we are able to make to our unitholders may fluctuate based on the level of distributions Buckeye makes to its partners, including us. Buckeye may not continue to make quarterly distributions at its current level of $0.75 per LP unit, or may not distribute any other amount, or increase its quarterly distributions in the future. In addition, while we would expect to increase or decrease distributions to our unitholders if Buckeye increases or decreases distributions to us, the timing and amount of such changes in distributions, if any, will not necessarily be comparable to the timing and amount of any changes in distributions made by us. Factors such as reserves established by the board of directors of our general partner for our estimated general and administrative expenses of being a public company as well as other operating expenses, reserves to satisfy our debt service requirements, if any, and reserves for future distributions by us may affect the distributions we make to our unitholders. Prior to making any distributions to our unitholders, we will reimburse our general partner and its affiliates for all direct and indirect expenses incurred by them on our behalf. Our general partner will determine the amount of these reimbursed expenses. The reimbursement of these expenses, in addition to the other factors listed above, could reduce the amount of available cash that we have to make distributions to our unitholders. We cannot guarantee that in the future we will be able to pay distributions at or above our estimated initial quarterly distribution of $0.205 per unit. The actual amount of cash that is available for distribution to our unitholders will depend on numerous factors, many of which are beyond our control or the control of our general partner. Our pro forma consolidated available cash for the year ended December 31, 2005 and for the twelve months ended March 31, 2006 would not have been sufficient to pay the initial quarterly distribution of $0.205 per unit on all units to be outstanding immediately following the completion of this offering. Our pro forma consolidated available cash for the year ended December 31, 2005 and the twelve months ended March 31, 2006 would have been sufficient to pay only 74.3% and 69.9%, respectively, of the full initial distribution amount on our units.

Buckeye's practice of distributing all of its available cash may limit its ability to grow, which could impact distributions to us and the available cash that we have to distribute to our unitholders.

          Because our primary cash-generating assets are general partner interests in Buckeye, including the incentive distribution rights, our growth will be dependent upon Buckeye's ability to increase its quarterly cash distributions. Buckeye has historically distributed to its partners most of the cash generated by its operations. As a result, it relies primarily upon external financing sources, including debt and equity issuances, to fund its acquisitions and expansion capital expenditures. Accordingly, to the extent Buckeye is unable to finance growth externally, its ability to grow will be impaired because it distributes substantially all of its available cash. Also, if Buckeye incurs additional indebtedness to finance its growth, the increased interest expense associated with such indebtedness may reduce the amount of available cash that we can distribute to you.

Restrictions in Buckeye's credit facility could limit its ability to make distributions to us.

          Buckeye's credit facility contains covenants limiting its ability to incur indebtedness, grant liens, engage in transactions with affiliates and make distributions to us. The facility also contains covenants requiring Buckeye to maintain certain financial ratios. Buckeye is prohibited from making any distribution to unitholders if such distribution would cause an event of default or otherwise violate a covenant under this facility. Please read "Our Cash Distribution Policy and Restrictions on Distributions—General" and "Management's Discussion and Analysis of Financial Condition and Results of Operation—Debt Obligations, Credit Facilities and Other Financing—Buckeye Partners, L.P." for more information about Buckeye's credit facility.

Risks Inherent in Buckeye's Business

          Because we are directly dependent on the distributions we receive from Buckeye, risks to Buckeye's operations are also risks to us. We have set forth below risks to Buckeye's business and operations, the occurrence of which could negatively impact Buckeye's financial performance and decrease the amount of cash it is able to distribute to us.

Changes in petroleum demand and distribution may adversely affect Buckeye's business.

          Demand for the services provided by Buckeye's operating subsidiaries depends upon the demand for petroleum products in the regions served. Prevailing economic conditions, price and weather affect the demand for petroleum products. Changes in transportation and travel patterns in the areas served by Buckeye's pipelines also affect the demand for petroleum products because a substantial portion of the petroleum products transported by Buckeye's pipelines and throughput at its terminals is ultimately used as fuel for motor vehicles and aircraft. If these factors result in a decline in demand for petroleum products, the business of Buckeye's operating subsidiaries would be particularly susceptible to adverse effects because they operate without the benefit of either exclusive franchises from government entities or long-term contracts.

          Energy conservation, changing sources of supply, structural changes in the oil industry and new energy technologies also could adversely affect Buckeye's business. We cannot predict or control the effect of each of these factors on Buckeye.

Certain of Buckeye's pipeline operations charge tariff rates which are subject to regulation and change by FERC.

          Buckeye Pipe Line, Wood River, BPL Transportation, Buckeye NGL and Norco Pipe Line Company, LLC, or Norco, a subsidiary of BPH, are interstate common carriers regulated by FERC under the Interstate Commerce Act and the Department of Energy Organization Act. FERC's primary ratemaking methodology is price indexing. This methodology is used to establish rates on the pipelines owned by Wood River, BPL Transportation, Buckeye NGL and Norco. The indexing method allows a pipeline to increase its rates by a percentage equal to the change in the annual producer price index for finished goods, or PPI, plus 1.3 percent. If the percentage is negative, Buckeye could be required to reduce the rates charged by Wood River, BPL Transportation, Buckeye NGL and Norco if they exceed the new maximum allowable rate. In addition, changes in the percentage might not be large enough to fully reflect actual increases in the costs associated with these pipelines, thus hampering Buckeye's ability to recover its costs.

          Buckeye Pipe Line is authorized to charge rates set by market forces, subject to limitations, rather than by reference to costs historically incurred by the pipeline, in 17 regions and metropolitan areas. The Buckeye Pipe Line program is an exception to the generic oil pipeline regulations FERC issued under the Energy Policy Act of 1992. The generic rules rely primarily on an index methodology that allows a pipeline to change its rates in accordance with an index that FERC believes reflects cost changes appropriate for application to pipeline rates. In the alternative, a pipeline is allowed to charge market-based rates if the pipeline establishes that it does not possess significant market power in a particular market.

          The Buckeye Pipe Line rate program was reevaluated by FERC in July 2000, and was allowed to continue with no material changes. We cannot predict the impact, if any, that a change in FERC's method of regulating Buckeye Pipe Line would have on Buckeye's operations, financial condition or results of operations.

Buckeye's partnership status may be a disadvantage to it in calculating cost of service for rate-making purposes.

          In the past, FERC ruled that pass-through entities, like Buckeye, could not claim an income tax allowance for income attributable to non-corporate limited partners in justifying the reasonableness of their rates. Further, in a July 2004 decision involving an unrelated pipeline limited partnership, the United States Court of Appeals for the District of Columbia Circuit overruled a prior FERC decision allowing a limited partnership to claim a partial income tax allowance. This opinion suggested that in the future a limited partnership may not be able to claim any income tax allowance despite being partially owned by a corporation. In December 2004, FERC issued a Notice of Inquiry seeking comments regarding whether the July 2004 Appeals Court decision applies only to the specific facts of that case, or whether it applies more broadly, and, if the latter, what effect that ruling might have on energy infrastructure investments. On May 4, 2005, FERC adopted a Policy Statement providing that all entities owning public utility assets — oil and gas pipelines and electric utilities — would be permitted to include an income tax allowance in their cost-of-service rates to reflect the actual or potential income tax liability attributable to their public utility income, regardless of the form of ownership. FERC determined that any pass-through entity seeking an income tax allowance in a rate proceeding must establish that its partners have an actual or potential income tax obligation on the entity's public utility income. The amount of any income tax allowance will be reduced accordingly to the extent that any of the partners do not have an actual or potential income tax obligation. This reduction will be reflected in the weighted income tax liability of the entity's partners. Whether a pipeline's ultimate owners have such actual or potential income tax liability will be reviewed by FERC on a case-by-case basis. Although this new policy is generally favorable for pipelines that are organized as pass-through entities, it still entails risk due to the case-by-case review requirement. This policy was applied by FERC in June 2005 with an order involving SFPP, L.P. FERC found that SFPP, L.P. should be afforded an income tax allowance on all of its partnership interests to the extent that the owners of those interests had an actual or potential income tax obligation during the periods at issue for the income of a jurisdictional pass-through entity. In December 2005, FERC reaffirmed its new income tax allowance policy as it applies to SFPP, L.P. FERC directed SFPP, L.P. to provide certain evidence necessary for determination of its income tax allowance. Requests for a rehearing of the December 2005 order have been filed. In addition, FERC's remand decision of the July 2004 opinion and the new tax allowance policy have been appealed to the United States Court of Appeals for the District of Columbia Circuit. The ultimate outcome of these proceedings is not certain and could result in changes to FERC's treatment of income tax allowances in cost of service. We expect the final adoption and implementation by FERC of the Policy Statement in individual cases will be subject to review by the United States Court of Appeals.

Environmental regulation may impose significant costs and liabilities on Buckeye.

          Buckeye's operating subsidiaries are subject to federal, state and local laws and regulations relating to the protection of the environment. Risks of substantial environmental liabilities are inherent in Buckeye's operations, and Buckeye's operating subsidiaries may incur material environmental liabilities. Additionally, Buckeye's costs could increase significantly and Buckeye could face substantial liabilities, if, among other developments:

  •
  environmental laws, regulations and enforcement policies become more rigorous; or

  •
  claims for property damage or personal injury resulting from the operations of the operating subsidiaries are filed.

          For a more detailed discussion of the environmental regulations applicable to Buckeye's operating subsidiaries please read "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Environmental Matters" and "Management's Discussion and Analysis of Financial Condition and Results of Operation—Critical Accounting Policies and Estimates."

Existing or future state or federal government regulations relating to certain chemicals or additives in gasoline or diesel fuel could require capital expenditures or result in lower pipeline volumes and thereby adversely affect Buckeye's results of operations, thereby reducing Buckeye's ability to make distributions to unitholders, including us.

          Changes made to governmental regulations governing the components of refined petroleum products may necessitate changes to Buckeye's pipelines and terminals which may require significant capital expenditures or result in lower pipeline volumes. For example, Buckeye intends to make improvements to certain of its pipelines and terminals in connection with new requirements for the use of ultra low-sulfur diesel fuel, which will be phased in commencing in 2006 through 2010. In connection with these improvements, Buckeye expects to spend $15 to $18 million in capital expenditures in 2006 at certain locations in order to permit Buckeye's facilities to handle this new product grade. Buckeye may not be able to recover all of its costs related to these expenditures from its pipeline shippers. In addition, the introduction of ultra low sulfur diesel fuel may cause other dislocations in the refined product distribution chain that we cannot predict at this time. Moreover, the increasing use of ethanol as a fuel additive, which is blended with gasoline at product terminals, may lead to reduced pipeline volumes and revenue which may not be totally offset by increased terminal blending fees Buckeye may receive at its terminals.

Department of Transportation regulations may impose significant costs and liabilities on Buckeye.

          Buckeye's pipeline operations are subject to regulation by the Department of Transportation. These regulations require, among other things, that pipeline operators engage in a regular program of pipeline integrity testing to assess, evaluate, repair and validate the integrity of their pipelines, which, in the event of a leak or failure, could affect populated areas, unusually sensitive environmental areas, or commercially navigable waterways. In response to these regulations, Buckeye's operating subsidiaries conduct pipeline integrity tests on an ongoing and regular basis. Depending on the results of these integrity tests, Buckeye's operating subsidiaries could incur significant and unexpected capital and operating expenditures, not accounted for in anticipated capital or operating budgets, in order to repair such pipelines to ensure their continued safe and reliable operation.

Terrorist attacks could adversely affect Buckeye's business.

          Since the attacks of September 11, 2001, the United States government has issued warnings that energy assets, specifically our nation's pipeline infrastructure, may be the future target of terrorist organizations. These developments have subjected Buckeye's operations to increased risks. Any future terrorist attack on Buckeye's facilities, those of Buckeye's customers and, in some cases, those of other pipelines, refineries or terminals, could significantly disrupt Buckeye's operations, require substantial expenditures for replacement and repair of pipelines, refineries or terminals or otherwise have a material adverse effect on Buckeye's business.

Buckeye's operations are subject to operational hazards and unforeseen interruptions for which Buckeye may not be adequately insured.

          Buckeye's operations are subject to operational hazards and unforeseen interruptions such as natural disasters, adverse weather, accidents, fires, explosions, hazardous materials releases, and other events beyond Buckeye's control. These events might result in a loss of equipment or life, injury, or extensive property damage, as well as an interruption in Buckeye's operations. Buckeye's operating subsidiaries' operations are currently covered by property, casualty, workers' compensation and environmental insurance policies. In the future, however, Buckeye may not be able to maintain or obtain insurance of the type and amount desired at reasonable rates. As a result of market conditions, premiums and deductibles for certain insurance policies have increased substantially, and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, insurance carriers are now requiring broad exclusions for losses due to war risk and terrorist acts. If Buckeye were to incur a significant liability for which it was not fully insured, it could reduce the amount of available cash Buckeye has, thereby reducing Buckeye's ability to make distributions to unitholders, including us.

Competition could adversely affect Buckeye's operating results.

          Generally, pipelines are the lowest cost method for long-haul overland movement of petroleum products. Therefore, Buckeye's most significant competitors for large volume shipments are other existing pipelines, many of which are owned and operated by major integrated oil companies. In addition, new pipelines (including pipeline segments that connect with existing pipeline systems) could be built to effectively compete with Buckeye in particular locations.

          Buckeye competes with marine transportation in some areas. Tankers and barges on the Great Lakes account for some of the volume to certain Michigan, Ohio and upstate New York locations during the approximately eight non-winter months of the year. Barges are presently a competitive factor for deliveries to the New York City area, the Pittsburgh area, Connecticut and locations on the Ohio River such as Mt. Vernon, Indiana and Cincinnati, Ohio, and locations on the Mississippi River such as St. Louis, Missouri.

          Trucks competitively deliver petroleum products in a number of areas that Buckeye serves. While their costs may not be competitive for longer hauls or large volume shipments, trucks compete effectively for incremental and marginal volumes in many areas that Buckeye serves. The availability of truck transportation places a significant competitive constraint on Buckeye's ability to increase its operating subsidiaries' tariff rates.

          Privately arranged exchanges of petroleum products between marketers in different locations are an increasing but non-quantified form of competition. Generally, these exchanges reduce both parties' costs by eliminating or reducing transportation charges. In addition, consolidation among refiners and marketers that has accelerated in recent years has altered distribution patterns, reducing demand for transportation services in some markets and increasing them in other markets.

Mergers among Buckeye's customers and competitors could result in lower volumes being shipped on Buckeye's pipelines and stored in Buckeye's terminals, thereby reducing the amount of cash Buckeye generates.

          Mergers between existing Buckeye customers could provide strong economic incentives for the combined entities to utilize their existing pipeline and terminal systems instead of Buckeye's. As a result, Buckeye could lose some or all of the volumes and associated revenues from these customers and Buckeye could experience difficulty in replacing those lost volumes and revenues. Because most of Buckeye's operating costs are fixed, a reduction in volumes would result in not only a reduction of revenues, but also a decline in net income and cash flow of a similar magnitude, which would reduce Buckeye's ability to meet its financial obligations and pay cash distributions to us.

Buckeye may incur liabilities related to assets Buckeye has acquired. These costs and liabilities may not be covered by indemnification rights that Buckeye may have against the sellers of the assets.

          Some of the assets Buckeye has acquired have been used for many years to distribute, store or transport petroleum products. Releases may have occurred prior to Buckeye's acquisition from terminals or along pipeline rights-of-way that require remediation. In addition, releases may have occurred in the past that have not yet been discovered, which could require costly future remediation. If a significant release or event occurred in the past, the liability for which was not retained by the seller or for which indemnification from the seller is not available, it could adversely affect Buckeye's financial position and results of operations.

A decline in production at the ConocoPhillips Wood River refinery could materially reduce the volume of refined petroleum products Buckeye transports.

          A majority of the refined petroleum products transported on Wood River's pipeline system is produced at ConocoPhillip's Wood River refinery. A decline in production at the ConocoPhillips Wood River refinery could materially reduce the volume of refined petroleum products Buckeye transports on certain of the pipelines owned by Wood River. As a result, Buckeye's revenues and, therefore, Buckeye's ability to pay cash distributions to us could be adversely affected. The ConocoPhillips Wood River refinery could partially or completely shut down its operations, temporarily or permanently, due to factors affecting its ability to produce refined petroleum products such as:

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  unscheduled maintenance or catastrophic events, such as a fire, flood, explosion or power outage;

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  labor difficulties that result in a work stoppage or slowdown;

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  environmental proceedings or other litigation that require the halting of all or a portion of the operations at the refinery;

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  loss of significant downstream customers; or

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  legislation or regulation that adversely impacts the economics of refinery operations.

Potential future acquisitions and expansions, if any, may affect Buckeye's business by substantially increasing the level of Buckeye's indebtedness and contingent liabilities and increasing Buckeye's risks of being unable to effectively integrate these new operations.

          From time to time, Buckeye evaluates and acquires assets and businesses that Buckeye believes complement its existing assets and businesses. Acquisitions may require substantial capital or the incurrence of substantial indebtedness. If Buckeye consummates any future acquisitions, Buckeye's capitalization and results of operations may change significantly.

          Acquisitions and business expansions involve numerous risks, including difficulties in the assimilation of the assets and operations of the acquired businesses, inefficiencies and difficulties that arise because of unfamiliarity with new assets and the businesses associated with them and new geographic areas and the diversion of management's attention from other business concerns. Further, unexpected costs and challenges may arise whenever businesses with different operations or management are combined, and Buckeye may experience unanticipated delays in realizing the benefits of an acquisition. Following an acquisition, Buckeye may discover previously unknown liabilities associated with the acquired business for which Buckeye has no recourse under applicable indemnification provisions.

Risks Inherent in an Investment in Us

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public market, including sales by our current equity owners.

          After the completion of this offering, we will have outstanding 28,300,000 common units, which includes the 10,500,000 common units we are selling in this offering, which may be resold in the public market immediately. In addition, we will have outstanding 1,362,000 management units which are convertible into common units on a one-for-one basis. All of our common units that will be issued to the current holders of existing Class A Units and all of the management units, which will be issued to the current holders of MainLine's existing Class B Units, will be subject to resale restrictions under 180-day lock-up agreements with our underwriters. Each of the lock-up arrangements with the underwriters may be waived in the discretion of the underwriters. In the event these restrictions are waived, sales by any of our existing equity owners of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could reduce the price of our common units or could impair our ability to obtain capital through an offering of equity securities. Please read "Units Eligible for Future Sale."

Cost reimbursements due our general partner may be substantial and will reduce our cash available for distribution to holders of our units.

          Prior to making any distribution on our units, we will reimburse our general partner for expenses it incurs on our behalf. The reimbursement of expenses could reduce the amount of cash we have to make distributions to holders of our units. Our general partner will determine the amount of these expenses. In addition, our general partner and its affiliates may perform other services for us for which we will be charged fees as determined by our general partner.

Our unitholders do not elect our general partner or vote on our general partner's directors. Following the completion of this offering, an affiliate of our general partner will own a sufficient number of common units to allow it to block any attempt to remove our general partner.

          Unlike the holders of common stock in a corporation, our unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. Our public unitholders did not elect our general partner or the directors of our general partner and will have no right to elect our general partner or the directors of our general partner on an annual or other continuing basis in the future.

          Furthermore, if our public unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. Our general partner may not be removed except upon the vote of the holders of at least 80% of the outstanding common and management units voting together as a single class. Because affiliates of our general partner own more than 20% of our outstanding units, our general partner currently cannot be removed without the consent of our general partner and its affiliates. Please read "Material Provisions of the Partnership Agreement of Buckeye GP Holdings L.P.—Withdrawal or Removal of the General Partner."

          Our unitholders' voting rights are further restricted by the provision in our partnership agreement providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, cannot be voted on any matter. In addition, our partnership agreement contains provisions limiting the ability of our unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting our unitholders' ability to influence the manner or direction of our management. Additionally, our partnership agreement provides that our general partner, in its sole discretion, may at any time adopt a unitholder rights plan similar to a shareholder rights plan for corporations.

          As a result of these provisions, the price at which our common units will trade may be lower because of the absence or reduction of a takeover premium in the trading price. Please read "Material Provisions of the Partnership Agreement of Buckeye GP Holdings L.P.—Meetings; Voting" and "Material Provisions of the Partnership Agreement of Buckeye GP Holdings L.P.—Unitholder Rights Plan."

Our current equity owners own a controlling interest in us and own our general partner and can determine the outcome of all matters voted upon by our unitholders.

          After this offering, our current equity owners will own 62.9% of our units and will own our general partner. As a result, if our current equity owners were to act together, they would be able to control the outcome of any matter that comes before a unitholder vote.

The control of our general partner may be transferred to a third party, and that party could replace our current management team, in each case, without unitholder consent.

          Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, the owner of our general partner may transfer its ownership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner and to control the decisions taken by the board of directors and officers.

The initial public offering price of our common units may not be indicative of the market price of our common units after this offering and our unit price may be volatile. In addition, you may not be able to resell our common units at or above the initial public offering price.

          Prior to this offering there has been no public market for our common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. The initial public offering price of our common units was determined by negotiations between us and the underwriters based on numerous factors which we discuss in the "Underwriting" section of this prospectus. This price may not be indicative of the market price for our common units after this initial public offering. The market price of our common units could be subject to significant fluctuations after this offering, and may decline below the initial public offering price. You may not be able to resell your common units at or above the initial public offering price. The following factors could affect our common unit price:

  •
  the amount of Buckeye's distribution to its partners, including us;

  •
  Buckeye's operating and financial performance and prospects;

  •
  quarterly variations in the rate of growth of our financial indicators, such as net income per unit, net income and cash flow;

  •
  changes in revenue or earnings estimates or publication of research reports by analysts;

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  level of investor interest in purchasing our common units due to the very limited number of publicly traded entities whose assets consist exclusively of general partner interests in a publicly traded limited partnership;

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  speculation in the press or investment community;

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  sales of our common units by us or our unitholders;

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  actions by our unitholders;

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  announcements by Buckeye or its competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

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  lack of liquidity, which may result in wide bid-ask spreads and limit the number of investors who are able to buy our common units;

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  fluctuations in Buckeye's LP unit price;

  •
  general market conditions, including interest rates; and

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  domestic and international economic, legal and regulatory factors unrelated to our performance.

          The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies and partnerships. These broad market fluctuations may adversely affect the trading price of our common units.

          Our common units and the Buckeye LP units may not trade in simple relation or proportion to one another. Instead, while the trading prices of our common units and the Buckeye LP units are likely to follow generally similar broad trends, the trading prices may diverge because, among other things we participate in Buckeye's GP unit distributions and incentive distributions, and Buckeye's limited partners do not. Please read "Description of Our Common Units" for a comparison of the LP units and our common units.

Increases in interest rates may cause the market price of our common units to decline.

          An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular for yield-based equity investments such as our common units. Any such increase in interest rates or reduction in demand for our common units may cause the trading price of our common units to decline.

If in the future we cease to manage and control Buckeye through our ownership of the general partner interests in Buckeye, we may be deemed to be an investment company under the Investment Company Act of 1940.

          If we cease to manage and control Buckeye and are deemed to be an investment company under the Investment Company Act of 1940, we would either have to register as an investment company under the Investment Company Act of 1940, obtain exemptive relief from the Securities and Exchange Commission or modify our organizational structure or our contract rights to fall outside the definition of an investment company. Registering as an investment company could, among other things, materially limit our ability to engage in transactions with affiliates, including the purchase and sale of certain securities or other property to or from our affiliates, restrict our ability to borrow funds or engage in other transactions involving leverage and require us to add additional directors who are independent of us and our affiliates, and reduce the price of our common units.

You will experience immediate and substantial dilution of $16.31 per common unit in the net tangible book value of your common units.

          The initial public offering price of our common units is substantially higher than the pro forma net tangible book value per common unit of the outstanding common units immediately after the offering. If you purchase common units in this offering you will incur immediate and substantial dilution in the pro forma net tangible book value per common unit from the price you pay for the common units.

You may not have limited liability if a court finds that unitholder action constitutes control of our business.

          Under Delaware law, you could be held liable for our obligations to the same extent as a general partner if a court determined that the right or the exercise of the right by our unitholders as a group to remove or replace our general partner, to approve some amendments to the partnership agreement or to take other action under our partnership agreement constituted participation in the "control" of our business. Additionally, the limitations on the liability of holders of limited partner interests for the liabilities of a limited partnership have not been clearly established in many jurisdictions.

          Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner.

          In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that, under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution. Please read "Material Provisions of the Partnership Agreement of Buckeye GP Holdings L.P.—Limited Liability" for a discussion of the implications of the limitations on liability to a unitholder.

The amount of cash distributions that we will be able to distribute to you will be reduced by the costs associated with being a public company, other general and administrative expenses, and reserves that our general partner believes prudent to maintain for the proper conduct of our business and for future distributions.

          Before we can pay distributions to our unitholders, we must first pay or reserve funds for our expenses, including the costs of being a public company and other operating expenses, and reserves for future distributions during periods of limited cash flows. In addition, we may reserve funds to provide cash for exercise of the rights of Buckeye GP LLC and MainLine to maintain their general partner interests by making capital contributions to Buckeye or its operating partnerships.

We are directly dependent on Buckeye for our growth. As a result of the fiduciary obligations of Buckeye's general partner, which is our wholly owned subsidiary, to the unitholders of Buckeye, our ability to pursue business opportunities independently may be limited.

          We currently intend to grow primarily through the growth of Buckeye. While we are not precluded from pursuing business opportunities independent of Buckeye, Buckeye's general partner, which is our wholly owned subsidiary, has fiduciary duties to Buckeye unitholders which could make it difficult for us to engage in any business activity that is competitive with Buckeye. Those fiduciary duties are applicable to us because we control the general partner through our ability to elect all of its directors. Accordingly, we may be unable to diversify our sources of revenue in order to increase cash distributions to you. Please read "—Risks Related to Conflicts of Interest."

Our anticipated credit agreement will contain operating and financial restrictions that may limit our business and financing activities.

          The operating and financial restrictions and covenants in our credit agreement and any future financing agreements could restrict our ability to finance future operations or capital needs or to expand or pursue our business activities. For example, we anticipate that our credit agreement will restrict or limit our ability to:

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  make distributions if any default or event of default occurs;

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  incur additional indebtedness or guarantee other indebtedness;

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  grant liens or make certain negative pledges;

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  make certain loans or investments;

  •
  make any material change to the nature of our business, including consolidations, liquidations and dissolutions; or

  •
  enter into a merger, consolidation, sale and leaseback transaction or sale of assets.

          Our ability to comply with the covenants and restrictions contained in our credit agreement may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any of the restrictions, covenants, ratios or tests in our credit agreement, a significant portion of our indebtedness may become immediately due and payable, and our lenders' commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments.

Risks Related to Conflicts of Interest

Buckeye GP LLC owes fiduciary duties to Buckeye and Buckeye's unitholders, which may conflict with our interests.

          Conflicts of interest exist and may arise in the future as a result of the relationships between us and our affiliates, including Buckeye's general partner, on one hand, and Buckeye and its limited partners, on the other hand. The directors and officers of Buckeye GP LLC have fiduciary duties to manage Buckeye in a manner beneficial to us, Buckeye GP LLC's owner. At the same time, Buckeye GP LLC has a fiduciary duty to manage Buckeye in a manner beneficial to Buckeye and its limited partners. The board of directors of Buckeye GP LLC may resolve any such conflict of interest and has broad latitude to consider the interests of all parties to the conflict. The resolution of these conflicts may not always be in our best interest or that of our unitholders.

          For example, conflicts of interest may arise in the following situations:

  •
  the allocation of shared overhead expenses to Buckeye and us;

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  the interpretation and enforcement of contractual obligations between us and our affiliates, on one hand, and Buckeye, on the other hand;

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  the determination of the amount of cash to be distributed to Buckeye's partners and the amount of cash to be reserved for the future conduct of Buckeye's business;

  •
  the determination of whether Buckeye should make acquisitions and on what terms;

  •
  the determination of whether Buckeye should use cash on hand, borrow or issue equity to raise cash to finance acquisitions or expansion capital projects, repay indebtedness, meet working capital needs, pay distributions or otherwise; and

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  any decision we make in the future to engage in business activities independent of Buckeye.

The fiduciary duties of our general partner may conflict with the fiduciary duties of Buckeye's general partner.

          Conflicts of interest may arise because of the relationships between Buckeye GP LLC, Buckeye and us. Our general partner has fiduciary duties to manage our business in a manner beneficial to us and our unitholders and the owner of our general partner. Simultaneously, a majority of our general partner's directors and all of its officers are also directors and officers of Buckeye GP LLC, which has fiduciary duties to manage the business of Buckeye in a manner beneficial to Buckeye and Buckeye's unitholders. Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. See "Conflicts of Interest and Fiduciary Responsibilities—Fiduciary Duties." The resolution of these conflicts may not always be in our best interest or that of our unitholders.

Potential conflicts of interest may arise among our general partner, its affiliates and us. Our general partner has limited fiduciary duties to us and our unitholders, which may permit it to favor its own interests to the detriment of us and our unitholders.

          Following this offering, affiliates of our general partner, together with the executive officers of our general partner, will own a 63% limited partner interest in us, represented by common and management units. In addition, Carlyle/Riverstone BPL Holdings II, LP owns our general partner. Conflicts of interest may arise among our general partner and its affiliates, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

  Conflicts Relating to Control:

  •
  our general partner is allowed to take into account the interests of parties other than us in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

  •
  our general partner determines whether or not we incur debt and that decision may affect our or Buckeye's credit ratings;

  •
  our general partner has limited its liability and has reduced its fiduciary duties under our partnership agreement, while also restricting the remedies available to our unitholders for actions that, without these limitations and reductions, might constitute breaches of fiduciary duty. As a result of purchasing units, our unitholders consent to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law;

  •
  our general partner controls the enforcement of obligations owed to us by it and its affiliates;

  •
  our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

  •
  our partnership agreement gives our general partner broad discretion in establishing financial reserves for the proper conduct of our business. These reserves also will affect the amount of cash available for distribution.

  Conflicts Relating to Costs:

  •
  our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available to be distributed to our unitholders;

  •
  our general partner determines which costs incurred by it and its affiliates are reimbursable by us; and

  •
  our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf.

          Please read "Certain Relationships and Related Transactions—Our Relationship with Buckeye" and "Conflicts of Interest and Fiduciary Responsibilities—Conflicts of Interest."

Our reimbursement of expenses of our general partner will limit our cash available for distribution.

          Our general partner may make expenditures on our behalf for which it will seek reimbursement from us. In addition, under Delaware partnership law, our general partner has unlimited liability for our obligations, such as our debts and environmental liabilities, except for our contractual obligations that are expressly made without recourse to our general partner. To the extent our general partner incurs obligations on our behalf, we are obligated to reimburse or indemnify it. If we are unable or unwilling to reimburse or indemnify our general partner, our general partner may take actions to cause us to make payments of these obligations and liabilities. Any such payments could reduce the amount of cash available for distribution to our unitholders and cause the value of our common units to decline.

Our partnership agreement contains provisions that reduce the remedies available to unitholders for actions that might otherwise constitute a breach of fiduciary duty by our general partner. It will be difficult for a unitholder to challenge a resolution of a conflict of interest by our general partner or by its conflicts committee.

          Whenever our general partner makes a determination or takes or declines to take any action in its capacity as our general partner, it will be obligated to act in good faith, which means it must reasonably believe that the determination or other action is in our best interests. Whenever a potential conflict of interest exists between us and our general partner, the board of directors of our general partner may resolve such conflict of interest. If the board of directors of our general partner determines that its resolution of the conflict of interest is on terms no less favorable to us than those generally being provided to or available from unrelated third parties or is fair and reasonable to us, taking into account the totality of the relationships between us and our general partner, then it shall be presumed that in making this determination, our general partner acted in good faith. A unitholder seeking to challenge this resolution of the conflict of interest would bear the burden of overcoming such presumption. This is different from the situation of Delaware corporations, where a conflict resolution by an interested party would be presumed to be unfair and the interested party would have the burden of demonstrating that the resolution was fair. Please read "Conflicts of Interest and Fiduciary Responsibilities—Conflicts of Interest."

          Furthermore, if our general partner obtains the approval of its conflicts committee, the resolution will be conclusively deemed to be fair and reasonable to us and not a breach by our general partner of any duties it may owe to us or our unitholders. This is different from the situation of Delaware corporations, where a conflict resolution by a committee consisting solely of independent directors would merely shift the burden of demonstrating unfairness to the plaintiff. If you purchase a common unit, you will be treated as having consented to the various actions contemplated in the partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary duties under applicable state law. As a result, unitholders will effectively not be able to challenge a decision by the conflicts committee.

Our general partner's affiliates may compete with us.

          Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership of interests in us. Affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. For example, our general partner is owned, and we are partially owned, by an affiliate of Carlyle/Riverstone Global Energy and Power Fund II, L.P., or CRF, which also owns, through affiliates, an interest in the general partner of Magellan Midstream Partners, L.P., or Magellan, and an interest in SemGroup, L.P., or SemGroup, both of which are engaged in the transportation, storage and distribution of petroleum products and may acquire other entities that compete with Buckeye. Although Buckeye does not have extensive operations in the geographic areas primarily served by Magellan or SemGroup, Buckeye will compete directly with Magellan, SemGroup and perhaps CRF or other entities in which CRF has an interest for acquisition opportunities throughout the United States and potentially will compete with Magellan, SemGroup and these other entities for new business or extensions of existing services provided by Buckeye's operating partnerships, creating actual and potential conflicts of interest between Buckeye and our affiliates. Please read "Conflicts of Interest and Fiduciary Responsibilities" and "Certain Relationships and Related Transactions."

Our executive officers face conflicts in the allocation of their time to our business.

          Our general partner shares administrative personnel with Buckeye's general partner to operate both our business and Buckeye's business. Our general partner's officers, who are also the officers of Buckeye's general partner, will have responsibility for overseeing the allocation of time spent by administrative personnel on our behalf and on behalf of Buckeye. These officers face conflicts regarding these time allocations which may adversely affect our or Buckeye's results of operations, cash flows, and financial condition. These allocations may not necessarily be the result of arms- length negotiations between Buckeye's general partner and our general partner.

Our general partner may cause us to issue additional common units or other equity securities without your approval, which would dilute your ownership interests.

          Our general partner may cause us to issue an unlimited number of additional common units or other equity securities of equal rank with the common units, without unitholder approval. The issuance of additional common units or other equity securities of equal rank will have the following effects:

  •
  our unitholders' proportionate ownership interest in us will decrease;

  •
  the amount of cash available for distribution on each common unit may decrease;

  •
  the relative voting strength of each previously outstanding common unit may be diminished; and

  •
  the market price of the common units may decline.

Our general partner has a call right that may require you to sell your common units at an undesirable time or price.

          If at any time more than 90% of the outstanding common units are owned by our general partner and its affiliates, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the remaining common units held by unaffiliated persons at a price equal to the greater of (x) the average of the daily closing prices of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for common units during the 90 day period preceding the date such notice is first mailed. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. At the completion of this offering and assuming no exercise of the underwriters' option to purchase additional units, our general partner and its affiliates will own 63% of the common and management units. For additional information about the call right, please read "Material Provisions of the Partnership Agreement of Buckeye GP Holdings L.P.—Call Right."

Tax Risks to Our Common Unitholders

          You should read "Material Tax Consequences" for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

If we or Buckeye were treated as a corporation for federal income tax purposes, or if we or Buckeye were to become subject to a material amount of entity-level taxation for state tax purposes, then our cash available for distribution to you would be substantially reduced.

          The value of our investment in Buckeye depends largely on Buckeye being treated as a partnership for federal income tax purposes, which requires that 90% or more of Buckeye's gross income for every taxable year consist of qualifying income, as defined in Section 7704 of the Internal Revenue Code. Buckeye may not meet this requirement or current law may change so as to cause, in either event, Buckeye to be treated as a corporation for federal income tax purposes or otherwise subject to federal income tax. Moreover, the anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service.

          If Buckeye were treated as a corporation for federal income tax purposes, it would pay federal income tax on its taxable income at the corporate tax rate, which is currently a maximum of 35%. Distributions to us would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to us. As a result, there would be a material reduction in our anticipated cash flow and distributions to unitholders, likely causing a substantial reduction in the value of our units.

          If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Thus, treatment of us as a corporation would result in a material reduction in our anticipated cash flow, likely causing a substantial reduction in the value of our units.

          Current law may change, causing us or Buckeye to be treated as a corporation for federal income tax purposes or otherwise subjecting us or Buckeye to entity level taxation. In addition, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity level taxation through the imposition of state income, franchise or other forms of taxation. For example, Buckeye will be subject to a new entity level tax on the portion of our income that is generated in Texas beginning in our tax year ending December 31, 2007. Specifically, the Texas margin tax will be imposed at a maximum effective rate of .7% of Buckeye's gross income apportioned to Texas. Imposition of such a tax on Buckeye or us by Texas, or any other state, will reduce the cash available for distribution to you.

If the IRS contests the federal income tax positions that we or Buckeye take, it may adversely affect the market for our common units or Buckeye LP units, and the costs of any contest will reduce cash available for distribution to our unitholders.

          We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter that affects us. Moreover, Buckeye has not requested any ruling from the IRS with respect to its treatment as a partnership for federal income tax purposes or any other matter that affects it. The IRS may adopt positions that differ from the positions we or Buckeye take. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we or Buckeye take. A court may disagree with some or all of the positions we or Buckeye take. Any contest with the IRS may materially and adversely impact the market for our common units or Buckeye's LP units and the price at which they trade. In addition, the cost of any contest between Buckeye and the IRS will result in a reduction in cash available for distribution to Buckeye unitholders and thus indirectly by us, as a unitholder and as the owner of the general partner of Buckeye. Moreover, the costs of any contest between us and the IRS will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders.

You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

          You will be required to pay any federal income taxes and, in some cases, state and local income taxes on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the tax liability that results from the taxation of your share of our taxable income.

Tax gain or loss on disposition of our common units could be more or less than expected.

          If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and the adjusted tax basis in those common units. Prior distributions to you in excess of the total net taxable income allocated to you, which decreased the tax basis in your common units, will, in effect, become taxable income to you if the common units are sold at a price greater than your tax basis in those common units, even if the price you receive is less than the original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to you. In addition, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

Tax-exempt entities and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

          Investment in common units by tax-exempt entities, including employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and will be taxable to such a unitholder. Distributions to non-U.S. persons will be reduced by withholding taxes imposed at the highest effective applicable tax rate, and non-U.S. persons will be required to file United States federal income tax returns and pay tax on their share of our taxable income.

We treat each purchaser of our common units as having the same tax benefits without regard to the common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

          Because we cannot match transferors and transferees of common units, we will adopt depreciation and amortization positions that may not conform with all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audits of and adjustments to our unitholders' tax returns.

The sale or exchange of 50% or more of our capital and profit interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

          We will be considered to have terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Likewise, Buckeye will be considered to have terminated its partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in Buckeye's capital and profits within a twelve-month period. A termination would, among other things, result in the closing of our taxable year or Buckeye's taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income or Buckeye's taxable income for the year in which the termination occurs, as the case may be. Thus, if this occurs you will be allocated an increased amount of federal taxable income for the year in which we or Buckeye are considered to be terminated as a percentage of the cash distributed to you with respect to that period. Although the amount of increase cannot be estimated because it depends upon numerous factors including the timing of the termination, the amount could be material. If treated as a new partnership, we or Buckeye must make new elections and could be subject to penalties if we or Buckeye are unable to determine that a termination occurred. Please read "Material Tax Consequences—Disposition of Units—Constructive Termination" for a description of the consequences of such a termination for federal income tax purposes.

Unitholders may be subject to state and local taxes and return filing requirements as a result of investing in our common units.

          In addition to federal income taxes, our unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we or Buckeye do business or own property now or in the future, even if our unitholders do not reside in any of those jurisdictions. Our unitholders likely will be required to file state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, unitholders may be subject to penalties for failure to comply with those requirements. We or Buckeye may do business or own property in other states in the future. It is the responsibility of each unitholder to file all United States federal, state and local tax returns that may be required of such unitholder. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units.

USE OF PROCEEDS

          We expect to receive net proceeds of approximately $167.4 million from the sale of 10,500,000 common units offered by this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will use the net proceeds from this offering, together with cash on hand, to repay all outstanding indebtedness under MainLine's term loan and to make distributions to our current equity owners.

          We intend to use the net proceeds from this offering, together with cash on hand of approximately $11.0 million resulting from termination of an interest rate swap and reserve accounts related to MainLine's term loan, to:

  •
  repay all outstanding indebtedness under MainLine's term loan. The term loan was incurred on December 17, 2004. As of August 3, 2006, the amount outstanding under the term loan, including accrued interest, was $169.7 million. The term loan bears interest at our option at a floating rate equal to either the prime rate or Eurodollar rate plus an applicable margin and matures on December 17, 2011. As of March 31, 2006, the interest rate on amounts outstanding under the term loan was 7.31% before accounting for the impact of outstanding interest rate swap agreements;

  •
  pay approximately $1.9 million of transaction expenses associated with the offering; and

  •
  make distributions to our current equity owners with the balance of the net proceeds, currently estimated to be approximately $7.7 million. The distributions will be made in accordance with the distribution provisions of MainLine's partnership agreement, as if our current equity owners continued to own their Class A and Class B units in MainLine. Our current equity owners are:

  •
  MainLine Management LLC, our general partner;

  •
  Carlyle/Riverstone BPL Holdings II, L.P., an entity controlled by CRF;

  •
  Eric A. Gustafson;

  •
  Brian K. Jury;

  •
  Robert A. Malecky;

  •
  Stephen C. Muther;

  •
  Vance E. Powers;

  •
  William H. Shea, Jr.;

  •
  Trust Under Agreement of Alfred W. Martinelli dated December 29, 1992, David J. Martinelli Trustee for the benefit of David Martinelli;

  •
  Trust Under Agreement of Alfred W. Martinelli dated December 29, 1992, Susan Martinelli Shea and William H. Shea, Jr., Trustees for the benefit of Susan Martinelli Shea; and

  •
  Robert B. Wallace.

          If the underwriters exercise all or any portion of their over-allotment option, we will use all of the net proceeds from the sale of our common units sold pursuant to the exercise of that option to fund the redemption of an equal number of units from our current equity owners.

CAPITALIZATION

          The following table sets forth the cash and cash equivalents and capitalization of our predecessor, MainLine, as of March 31, 2006 on:

  •
  a consolidated historical basis; and

  •
  a pro forma basis, giving effect to:

  •
  this offering of common units and the application of the estimated net proceeds therefrom as described in "Use of Proceeds;" and

  •
  the distribution of any proceeds from the termination of an interest rate swap and reserve accounts related to MainLine's term loan to our current equity owners.

          Our historical financial data presented in the table below is derived from and should be read in conjunction with our historical financial statements, including the accompanying notes, included elsewhere in this prospectus. Please read our unaudited pro forma consolidated financial statements included elsewhere in this prospectus for a complete description of the adjustments we have made to arrive at our pro forma capitalization data.

	As of March 31, 2006
	Actual	Pro Forma
	(in thousands)
Cash and cash equivalents	$19,224	$19,224

Restricted cash	$5,668	$—

Long-term Debt:
MainLine/Buckeye GP Holdings L.P.:
Term Loan	169,000	—
Revolving credit facility	—	—

	169,000	—
Buckeye Pipe Line Services Company:
3.60% Notes due March 28, 2011	32,077	32,077
Unamortized retirement premium	(1,171)	(1,171)

	30,906	30,906
Buckeye:
4.625% Notes due June 15, 2013	$300,000	$300,000
5.30% Notes due October 15, 2014	275,000	275,000
6.750% Notes due August 15, 2033	150,000	150,000
5.125% Notes due June 30, 2017	125,000	125,000
Revolving credit facility	100,000	100,000
Less: unamortized discount	(2,616)	(2,616)
Adjustment to fair value associated with hedge of fair value	1,706	1,706

Total long-term debt	1,148,996	979,996
Non-controlling interests	773,823	773,823

	As of March 31, 2006
	Actual	Pro Forma
	(in thousands)
Partners' capital:
Held by public:
Common units	—	167,426
Held by our general partner and its affiliates:
General partner units	7	—
General partner common units	—	7
Limited partners — A Units	76,371	—
Limited partners — B Units	3,473	—
Common units	—	67,338
Management units	—	6,715
Gains on issuance of LP units by Buckeye Partners, L.P.	1,482	1,482
Accumulated other comprehensive income	2,014	—

Total partners' capital	83,347	242,968

Total capitalization	$2,006,166	$1,996,787

DILUTION

          Dilution is the amount by which the offering price paid by purchasers of common units sold in this offering will exceed the net tangible book value per unit after the offering. On a pro forma basis as of March 31, 2006, after giving effect to the offering of our common units at the initial public offering price of $17.00 per common unit and the related transactions, the net tangible book value of our assets would have been $19.5 million, or $0.69 per unit. Purchasers of our common units in this offering will experience immediate and substantial dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table. The pro forma tangible net book value per unit after the offering is determined by dividing our pro forma net tangible book value, after giving effect to the application of the net proceeds of the offering by the 28,300,000 units outstanding after the offering.

Initial public offering price per common unit		$17.00
Pro forma net tangible book value per unit before the offering	$(7.87)
Increase in net tangible book value per unit attributable to new investors	8.56

Less: Pro forma net tangible book value per unit after the offering		0.69

Immediate dilution in net tangible book value per unit to new investors		$16.31

          The following table sets forth the number of common units that we will issue and the total consideration contributed to us by our current equity owners and their affiliates in respect of their common units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus:

	Units Acquired			Total Consideration
	Number		Percent	Amount	Percent
				(in millions)
Current owners	17,800,000	(1)	62.9%	$83.3	31.8%
New investors	10,500,000		37.1%	178.5	68.2%

Total	28,300,000	(1)	100.0%	$261.8	100.0%

(1)
Includes management units, which are convertible into common units on a one-for-one basis at the election of the holders.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

          You should read the following discussion of our cash distribution policy in conjunction with the assumptions included in this section. For more detailed information regarding the factors and assumptions upon which our cash distribution policy is based, please read "Assumptions and Considerations" below. In addition, you should read "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and material risks inherent in our and Buckeye's business.

          For additional information regarding our historical and pro forma operating results, you should refer to our historical financial statements for the years ended December 31, 2003 and 2005 and the quarters ended March 31, 2006 and 2005, and for the periods January 1 to May 4, 2004 and May 4 to December 31, 2004, and our unaudited pro forma consolidated financial statements for the year ended December 31, 2005 and as of and for the quarter ended March 31, 2006, included elsewhere in this prospectus.

          We do not as a matter of course make public projections as to future sales, earnings, or other results. However, our management has prepared the prospective and other financial information set forth below in the tables titled "Estimated Cash Available to Pay Distributions Based Upon Estimated Minimum Consolidated Adjusted EBITDA" and "Unaudited Pro Forma Consolidated Available Cash" in order to present the basis for our belief that we will be able to fully fund our initial quarterly cash distribution of $0.205 per unit for each of the four quarters ending June 30, 2007. The accompanying prospective and other financial information was not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, and were not prepared in accordance with accounting principles generally accepted in the United States of America nor were procedures applied to meet the auditing standards of the Public Company Accounting Oversight Board (United States). However, in the view of our management, the prospective and other financial information was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of our management's knowledge and belief our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective and other financial information.

          Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

General

          Rationale for Our Cash Distribution Policy.    Our cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our available cash rather than retaining it. It is important that you understand that our cash is generated primarily by our general partner interests in Buckeye. These general partner interests include primarily GP units and the incentive distribution rights in Buckeye from which we receive quarterly distributions. Our cash flow is, therefore, directly dependent upon the ability of Buckeye to make cash distributions to its partners. We currently have no independent operations and do not currently intend to conduct operations separate from those of Buckeye. Because we believe we will have relatively low cash requirements for operating expenses and that we will finance any material capital investments from external financing sources, we believe that our investors are best served by our distributing all of our available cash as described below. Because we are not subject to an entity-level federal income or state tax, we expect to have more cash to distribute to you than would be the case were we subject to tax. Our distribution policy is consistent with our partnership agreement, which requires that we distribute all our available cash quarterly.

          Restrictions and Limitations on Our Ability to Change Our Cash Distribution Policy.    There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time. These restrictions include the following:

  •
  Other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to our general partner's broad discretion to establish reserves and other limitations, our unitholders have no contractual or other legal right to receive distributions.

  •
  Buckeye's distribution policy is subject to restrictions on distributions under its credit agreement. Specifically, Buckeye's credit agreement contains material financial tests and covenants that it must satisfy. These financial tests and covenants are described in this prospectus under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Buckeye." Should Buckeye be unable to comply with the restrictions under its credit agreement, Buckeye would be prohibited from making cash distributions to us, which in turn could prevent us from making cash distributions to you notwithstanding our stated distribution policy.

  •
  Similar to Buckeye's distribution policy, our distribution policy will be subject to certain restrictions on distributions under our anticipated credit facility and future debt agreements. The financial tests and covenants in our anticipated credit facility are described in this prospectus under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Buckeye GP Holdings L.P." Should we be unable to satisfy these restrictions under our debt agreements, we would be prohibited from making a distribution to you notwithstanding our stated distribution policy.

  •
  The board of directors of Buckeye's general partner has broad discretion to establish reserves for the prudent conduct of Buckeye's business and for future cash distributions to Buckeye's unitholders, and the establishment of those reserves could result in a reduction in cash distributions that we would otherwise anticipate receiving from Buckeye, which in turn could result in a reduction in cash distributions to you from levels we currently anticipate.

  •
  Our general partner's board of directors has broad discretion to establish reserves for the prudent conduct of our business and the establishment of those reserves could result in a reduction in cash distributions to you from levels we currently anticipate.

  •
  While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including our cash distribution policy contained therein, may be amended by a vote of the holders of a majority of our common units and management units, voting together as a class.

  •
  Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our cash distribution policy and the decision to make any distribution is at the discretion of our general partner, taking into consideration the terms of our partnership agreement.

  •
  The amount of distributions paid under Buckeye's cash distribution policy and the decision to make any distribution to its partners are at the discretion of Buckeye's general partner.

  •
  Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, Buckeye may not make a distribution to us and we may not make a distribution if such distribution would cause Buckeye's or our liabilities, respectively, to exceed the fair value of Buckeye's or our assets, as applicable.

  •
  We may lack sufficient cash to pay distributions to our unitholders due to increases in general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses of our subsidiaries, working capital requirements and anticipated cash needs of us or Buckeye.

          Our Cash Distribution Policy Limits Our Ability to Grow.    As with most other publicly traded partnerships, because we distribute all of our available cash, our growth may not be as fast as businesses that reinvest their available cash to expand their operations. In fact, because our cash is generated by our general partner interests in, including the right to receive incentive distributions based upon levels of LP unit distributions from, Buckeye, our growth will be directly dependent upon Buckeye's ability to increase its quarterly cash distributions on its LP units. If we issue additional units or incur debt, the payment of distributions on those additional units or interest on that debt could increase the risk that we will be unable to maintain or increase our per unit distribution level.

          Buckeye's Ability to Grow is Dependent on its Ability to Access External Growth Capital.    Buckeye has historically distributed most of the cash generated by its operations to its partners. As a result, Buckeye has relied upon external financing sources, including commercial borrowings and other debt and LP unit issuances, to fund its acquisition and growth capital expenditures. Accordingly, to the extent Buckeye is unable to finance growth externally, its ability to grow will likely be impaired because it distributes substantially all of its available cash. To the extent Buckeye issues additional LP units and maintains or increases its distribution level per LP unit, the available cash that we have to distribute to our unitholders will increase. If Buckeye issues additional LP units and is unable to maintain its distribution level per LP unit, the cash that we have to distribute to our unitholders could decrease. The incurrence of additional debt to finance its growth strategy would result in increased interest expense to Buckeye, which in turn may impact its distributions to us and the available cash that we have to distribute to our unitholders.

Our Initial Quarterly Distribution

          Our Cash Distribution Policy.    Upon the closing of this offering, the board of directors of our general partner will adopt a policy pursuant to which we will declare an initial quarterly distribution of $0.205 per unit, or $0.82 per unit on an annualized basis, to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses. This equates to an aggregate cash distribution of approximately $5.8 million per quarter, or $23.2 million per year. Our pro forma available cash for the year ended December 31, 2005 and the twelve months ended March 31, 2006 would have been sufficient to pay 74.3% and 69.9%, respectively, of the full initial distribution amount on our units during these periods. We will pay our distributions within 75 days after the end of each quarter ending March, June, September and December to holders of record on or about the first of the month in which the distribution is paid. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date.

          Any distributions received by us from Buckeye related to periods prior to the closing of this offering will be distributed entirely to our current equity owners. In November 2006, we will pay a distribution to our unitholders equal to the initial quarterly distribution prorated for the portion of the quarter ending September 30, 2006 that we are public.

          The following table sets forth the assumed number of outstanding common units and management units (which are convertible into common units on a one-for-one basis) upon the closing of this offering, assuming the full exercise of the underwriters' option to purchase 1,575,000 additional common units, the redemption of 1,575,000 units from our current equity owners and the aggregate distribution amounts payable on our outstanding units during the first four quarters following the closing of this offering at our initial quarterly distribution of $0.205 per unit, or $0.82 per unit on an annualized basis.

		Distributions
	Number of Units(1)
		One Quarter	Four Quarters
Publicly held common units	12,075,000	$2,475,375	$9,901,500
Units held by our current owners	16,225,000	3,326,125	13,304,500

Total	28,300,000	$5,801,500	$23,206,000

(1)
Includes the outstanding management units, which are convertible into common units on a one-for-one basis at the election of the holder. Each management unit is entitled to receive the same cash distribution per quarter as each common unit.

          Our distributions will not be cumulative. Consequently, if we do not pay distributions on our units with respect to any fiscal quarter at the anticipated initial quarterly distribution, our unitholders will not be entitled to receive such payments in the future.

          Our distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly. Under our partnership agreement, available cash is defined to mean generally, for each fiscal quarter, cash generated from our business in excess of the amount our general partner determines is necessary or appropriate to provide for the conduct of our business, to comply with applicable law, to comply with any of our debt instruments or other agreements or to provide for future distributions to our unitholders for any one or more of the upcoming four quarters.

          Buckeye's Cash Distribution Policy.    Buckeye has not formally adopted a cash distribution policy that requires it to distribute its available cash to its partners on a quarterly or other basis and could determine not to make a distribution of its available cash on a quarterly or other basis. However, Buckeye has historically distributed its available cash to its partners on a quarterly basis. Buckeye's determination of available cash takes into account the need to maintain certain cash reserves to preserve its distribution levels across seasonal and cyclical fluctuations in its business and to provide for certain growth opportunities. Buckeye makes its quarterly distributions from cash generated from its operations, and those distributions have grown over time as its business has grown, primarily as a result of numerous acquisitions and organic expansion projects that have been funded through external financing sources and cash from operations.

          The following table sets forth, for the periods indicated, the amount, record date and payment date of the quarterly cash distributions paid or to be paid by Buckeye for each of its LP units with respect to the quarter indicated. The actual cash distributions by Buckeye to its partners typically occur within 60 days after the end of each quarter. Buckeye has an established historical record of paying quarterly cash distributions to its partners, having paid a quarterly distribution every quarter since its initial public offering in 1986, and it has never reduced its quarterly distribution, as adjusted for LP unit splits.

	Cash Distribution History
	Per LP Unit	Record Date	Payment Date
Year ended December 31, 2003
First quarter	$0.6375	May 6, 2003	May 30, 2003
Second quarter	0.6375	August 6, 2003	August 29, 2003
Third quarter	0.6375	November 5, 2003	November 28, 2003
Fourth quarter	0.6500	February 4, 2004	February 27, 2004
Year ended December 31, 2004
First quarter	$0.6500	May 5, 2004	May 28, 2004
Second quarter	0.6625	August 9, 2004	August 31, 2004
Third quarter	0.6750	November 8, 2004	November 30, 2004
Fourth quarter	0.6875	February 7, 2005	February 28, 2005
Year ended December 31, 2005
First quarter	$0.7000	May 9, 2005	May 31, 2005
Second quarter	0.7125	August 9, 2005	August 31, 2005
Third quarter	0.7250	November 7, 2005	November 30, 2005
Fourth quarter	0.7375	February 7, 2006	February 28, 2006
Year ending December 31, 2006
First quarter	$0.7500	May 8, 2006	May 31, 2006
Second quarter	0.7625	August 4, 2006	August 31, 2006

          In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our initial quarterly cash distribution of $0.205 per unit each of the four quarters ending June 30, 2007. In those sections, we assume that the underwriters have exercised their option to purchase additional common units in full. In addition we present the following two tables, including:

  •
  "Estimated Cash Available to Pay Distributions Based Upon Estimated Minimum Consolidated Adjusted EBITDA," in which we present the operating assumptions for the twelve months ending June 30, 2007, which we believe will enable us to fully fund our expected distribution for that period; and

  •
  "Unaudited Pro Forma Consolidated Available Cash," in which we present the amount of available cash we would have had for the year ended December 31, 2005 and the twelve months ended March 31, 2006, giving pro forma effect to the following transactions as if these transactions had occurred on January 1, 2005:

  •
  Buckeye's current quarterly cash distribution of $0.75 per LP unit, or $3.00 per unit on an annualized basis;

  •
  Buckeye's acquisition of certain Northeastern pipeline and terminal assets in May 2005 and an approximately 350-mile natural gas liquids pipeline in January 2006;

  •
  the sale by Buckeye of 1.1 million LP units in February 2005, 2.5 million LP units in May 2005, $125 million principal amount of its 5.125% Notes due 2017 in June 2005 and 1.5 million LP units in March 2006 and the application of the net proceeds therefrom; and

  •
  this offering and the application of the net proceeds as described under "Use of Proceeds."

          The calculation of Unaudited Pro Forma Consolidated Available Cash does not include pro forma impact adjustments to income (net of incremental pro forma maintenance capital expenditure adjustments) related to selected smaller asset acquisitions and expansion projects completed by Buckeye in the year ended December 31, 2005 and the twelve months ended March 31, 2006, in the total amount of $80.5 million and $88.0 million, respectively. However, the calculation includes the pro forma impact of debt and LP unit financings that Buckeye completed and the application of the net proceeds to fund these acquisitions and expansion projects.

          Because we own and control Buckeye's general partner, we reflect our ownership interest in Buckeye on a consolidated basis, which means that our financial results are consolidated with those of Buckeye and its general partner. Our financial statements also include those of Buckeye Pipe Line Services Company.

Estimated Minimum Consolidated Adjusted EBITDA

          In the table below titled "Estimated Cash Available to Pay Distributions Based Upon Estimated Minimum Consolidated Adjusted EBITDA," we estimate that our Consolidated Adjusted EBITDA for the twelve months ending June 30, 2007 must be no less than $224.0 million in order to permit us to fund our initial quarterly cash distribution of $0.205 per unit for each of the four quarters in the twelve months ending June 30, 2007. We refer to this amount as our "Estimated Minimum Consolidated Adjusted EBITDA." This amount represents the minimum Consolidated Adjusted EBITDA required to permit distributions from Buckeye to us sufficient to allow us to pay our initial quarterly cash distribution for that period. We have estimated that if our Consolidated Adjusted EBITDA meets or exceeds this amount, we will have sufficient cash available to pay our initial quarterly cash distribution for the four quarters in the twelve months ending June 30, 2007, and additionally that Buckeye will not be restricted under its credit agreement from paying sufficient cash distributions to us to enable us to make distributions to our unitholders at that level.

          Consolidated Adjusted EBITDA is defined as income before income taxes, interest expense (including write-off of deferred financing costs), interest of non-controlling partners in Buckeye's net income and depreciation and amortization expense. Similarly, changes in working capital accounts are not included in Consolidated Adjusted EBITDA.

          Consolidated Adjusted EBITDA should not be considered an alternative to net income, income before income taxes, cash flows from operating activities, or any other measure of financial performance calculated in accordance with accounting principles generally accepted in the United States as these items are used to measure operating performance, liquidity or ability to service debt obligations.

          In calculating our Estimated Minimum Consolidated Adjusted EBITDA, we have included estimated consolidated maintenance and expansion capital expenditure estimates for the twelve-month period ending June 30, 2007. Maintenance capital expenditures are capital expenditures made on an ongoing basis to maintain current operations, which do not increase operating capacity or revenues from existing levels. Expansion capital expenditures consist of capital expenditures we expect Buckeye to make to expand the operating capacity and revenues of its current operations.

          Our estimate of $224.0 million in minimum Consolidated Adjusted EBITDA for the twelve months ending June 30, 2007 is intended to be an indicator or benchmark of the amount management considers to be the lowest amount of Consolidated Adjusted EBITDA needed to generate sufficient available cash to permit us to make cash distributions to our unitholders at our initial quarterly distribution of $0.205 per unit (or $0.82 per unit on an annualized basis, excluding any prorating of our distribution for the first quarter in 2006 in which we are publicly traded). Our estimate of Consolidated Adjusted EBITDA should not be viewed as management's projection of actual operating earnings or cash generation of us or Buckeye.

          You should read "—Assumptions and Considerations" and the footnotes to the table below for a discussion of the material assumptions underlying our belief that we will be able to generate our Estimated Minimum Consolidated Adjusted EBITDA. These assumptions reflect our judgment of conditions we expect to exist and the course of action we expect to take. While we believe that these assumptions are reasonable in light of our current expectations regarding future events, the assumptions underlying our Estimated Minimum Consolidated Adjusted EBITDA are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If our assumptions are not realized, the actual available cash that we generate could be substantially less than that currently expected and could, therefore, be insufficient to permit us to make distributions on our units at the initial quarterly distribution, or at any level, in which event the market price of our common units may decline materially. Consequently, the statement that we believe that we will have sufficient available cash to pay the initial quarterly distribution on our units for the four consecutive quarters ending June 30, 2007 should not be regarded as a representation by us or the underwriters or any other person that we will declare and make such a distribution.

          When reading this section, you should keep in mind the risk factors and other cautionary statements under the heading "Risk Factors" in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause our financial condition and consolidated results of operations to vary significantly from those set forth in "Estimated Cash Available to Pay Distributions Based Upon Estimated Minimum Consolidated Adjusted EBITDA" below.

Buckeye GP Holdings L.P.
Estimated Cash Available to Pay Distributions Based Upon Estimated Minimum Consolidated Adjusted EBITDA

	Twelve Months Ending June 30, 2007
	(dollars in thousands except per unit data)
Estimated Net Cash Provided By Operating Activities	$173,903
Plus:
Interest expense(a)	55,034
Earnings of equity investments(b)	5,443
Income tax expense(c)	1,100
Less:
Distributions received from equity investments(d)	(5,744)
Value of Services Company shares released(e)	(4,862)
Amortization of deferred compensation — Management Units(f)	(700)
Amortization of fair value of option grants(g)	(213)

Estimated Minimum Consolidated Adjusted EBITDA(h)	223,961
Less:
Interest expense(a)	(55,034)
Earnings of equity investments(b)	(5,443)
Income tax expense(c)	(1,100)
Repayment of ESOP Notes(i)	(6,105)
Maintenance capital expenditures(j)	(30,000)
Expansion capital expenditures(k)	(50,000)
Distributions to minority interest holders in Buckeye subsidiaries(l)	(3,556)
Distributions to non-affiliated owners of Buckeye(m)	(111,036)
Plus:
Distributions received from equity investments(d)	5,744
Value of Services Company shares released(e)	4,862
Amortization of deferred compensation — Management Units(f)	700
Amortization of fair value of option grants(g)	213
Borrowings for expansion capital expenditures(n)	50,000

Estimated Available Cash of Buckeye GP Holdings L.P.	$23,206

Expected Cash Distributions by Buckeye GP Holdings L.P.
Expected annual cash distribution per unit	$0.82

Distributions to our public common unitholders (based on 12.075 million public units outstanding)	$9,902
Distributions to common units and management units held by our existing equity owners	13,305

Total distributions paid to our unitholders(o)	$23,206

Debt Covenant Ratios
Buckeye Funded Debt Ratio(p)	4.36	x
Buckeye Fixed Charge Coverage Ratio(p)	2.79	x
Buckeye GP Holdings L.P. Leverage Ratio(q)	0.03	x
Buckeye GP Holdings L.P. Consolidated Funded Debt Ratio(q)	4.54	x

(a)
Our estimated consolidated cash interest expense assumes cash interest expense for the twelve months ending June 30, 2007 to be approximately $55.0 million. Our cash interest is comprised of the following components:

(1)
Approximately $13.875 million associated with Buckeye's $300.0 million of 4.625% senior unsecured notes.

(2)
Approximately $10.125 million associated with Buckeye's $150.0 million of 6.75% senior unsecured notes.

(3)
Approximately $14.575 million associated with Buckeye's $275.0 million of 5.30% senior unsecured notes.

(4)
Approximately $6.406 million associated with Buckeye's $125.0 million of 5.125% senior unsecured notes.

(5)
Approximately $1.469 million associated with the Buckeye 3.6% (5.135% effective) ESOP Notes ($28.6 million average principal amount outstanding).

(6)
Approximately $8.528 million, including the annual commitment fee, related to borrowings under Buckeye's current revolving credit agreement, including an additional $27.1 million in average borrowings primarily related to expansion capital expenditures. For purposes of calculating our estimated consolidated interest expense, we assume that the expected $50 million in expansion capital expenditures is borrowed in equal amounts over the twelve month period which results in an average balance of $27.1 million (See note (n) below). We assume that outstanding balances under the revolving credit facility will bear interest at 5.65%.

(7)
Approximately $0.056 million, including the annual commitment fee, related to borrowings under an anticipated credit facility. For purposes of calculating our estimated consolidated cash interest expense we assume an average balance outstanding of $0.77 million to fund expected working capital needs. We assume that outstanding balances under the anticipated credit facility will bear interest at 5.65%

(b)
Represents expected equity earnings from Buckeye's minority investments in West Texas LPG Pipeline, West Shore Pipe Line Company and Muskegon Pipeline LLC for the twelve months ending June 30, 2007.

(c)
For federal and state income tax purposes, Buckeye and its operating subsidiaries, except for BGC, are non-taxable entities. Our estimated income tax expense for the twelve months ending June 30, 2007 is the result of the federal income tax obligations of BGC.

(d)
Represents the expected distributions received from Buckeye's minority investments in West Texas LPG Pipeline, West Shore Pipe Line Company and Muskegon Pipeline LLC for the twelve months ending June 30, 2007.

(e)
Represents the expected fair value of Buckeye Pipeline Services Company shares allocated to participants in its Employee Stock Ownership Plan for the twelve months ending June 30, 2007.

(f)
Represents the expected amortization of the fair value of the Management Units which were issued to certain members of management for no consideration. The estimated fair value of the Management Units is being amortized over the vesting period. The Company has not included a one-time charge of approximately $4.0 million to be incurred upon consummation of the offering related to the exchange of MainLine's Class B Units for the Management Units.

(g)
Represents the expected amortization related to the option grants that will be recognized on a straight-line basis over the requisite service period for the twelve months ending June 30, 2007.

(h)
We believe that our Estimated Minimum Consolidated Adjusted EBITDA for the twelve months ending June 30, 2007 will be approximately $224.0 million. Our Estimated Minimum Consolidated Adjusted EBITDA is approximately $16.4 million and $15.5 million more than the pro forma Consolidated Adjusted EBITDA we would have generated for the year ended December 31, 2005 and the twelve months ended March 31, 2006, respectively. See "Unaudited Pro Forma Consolidated Available Cash." Our ability to generate this Estimated Minimum Consolidated Adjusted EBITDA is based on our expectation that Buckeye will benefit from recent acquisitions, various new capital asset projects and continued improvement in operating performance relative to historical periods. Please read "Assumptions and Considerations" for more detailed information regarding these assumptions. Estimated Minimum Consolidated Adjusted EBITDA reflects the incremental general and administrative expenses of approximately $1.6 million that we expect to incur as a result of becoming a public company.

(i)
Reflects $6.1 million scheduled principal payments under Buckeye's ESOP Notes (See note (m) below).

(j)
We currently expect that our consolidated maintenance capital expenditures will be approximately $30.0 million for the twelve months ending June 30, 2007 in comparison to $23.4 million and $26.3 million in the year ended December 31, 2005 and the twelve months ended March 31, 2006, respectively. The expected increase in maintenance capital expenditures primarily reflects the impact of a larger asset base and the deferral of certain maintenance capital expenditures during 2005.

(k)
Reflects anticipated expenditures by Buckeye of $50.0 million for expansion capital for the twelve months ending June 30, 2007, as compared to $54.4 million and $48.3 million in the year ended December 31, 2005 and the twelve months ended March 31, 2006, respectively. The estimated expansion capital expenditures for the twelve months ended June 30, 2007 relates primarily to already identified capacity expansion and cost reduction projects.

(l)
Reflects distributions to holders of minority interests in subsidiaries of Buckeye.

(m)
Reflects cash distributions from Buckeye to its unitholders other than us based upon the most recent quarterly distribution of $0.75 per unit or $3.00 per unit on an annualized basis. Distributions to Services Company on its LP units (2,336,830 as of April 30, 2006) are not included in distributions to non-affiliated owners of Buckeye. Distributions on the LP units owned by Services Company are used to fund the interest and scheduled principal payments on the ESOP Notes, partially offsetting that expense. Any shortfall between the distribution that Services Company receives on its LP units and amounts currently due under the ESOP Notes is paid by Buckeye as an ESOP related expense.

(n)
Reflects borrowings to fund $50.0 million of expansion capital for the twelve months ending June 30, 2007. Borrowings related to the $50.0 million of expansion capital are assumed to occur ratably throughout the twelve-month period. While Buckeye may use other financing sources to finance internal growth, including equity issuances, cash on hand or debt sources other than borrowings under its revolving credit facility, we have assumed for purposes of calculating Minimum Consolidated Adjusted EBITDA that they will be financed with borrowings under Buckeye's revolving credit facility. (See note (a)(6) above).

(o)
Represents the amount required to fund distributions to our unitholders for four quarters, based upon our initial cash distribution rate of $0.205 per unit ($0.82 per unit annually). The total amount of distributions paid does not reflect any prorating of our distribution for the first quarter in which we are publicly traded. Total may not add due to rounding.

(p)
Under its current credit agreement, Buckeye is required to maintain a maximum "Funded Debt Ratio" and a minimum "Fixed Charge Coverage Ratio." The Funded Debt Ratio equals the ratio of the long-term debt of Buckeye at June 30, 2007 (including the current portion, if any) to its EBITDA (as defined in the credit agreement) for the twelve months ending June 30, 2007. As of the end of any fiscal quarter, the Funded Debt Ratio may not exceed 4.75 to 1.00, subject to a provision for increases to 5.25 to 1.00 in connection with future acquisitions. The Fixed Charge Coverage Ratio equals the ratio of EBITDA for the twelve months ending June 30, 2007 to the sum of payments for interest and principal on debt plus maintenance capital expenditures for the twelve months ending June 30, 2007. Buckeye is required to maintain a Fixed Charge Coverage Ratio of greater than 1.25 to 1.00 as of the end of any fiscal quarter. As indicated in the table, Buckeye's Funded Debt Ratio and Fixed Charge Coverage Ratio would have been sufficient to satisfy the ratios required by Buckeye's credit agreements and permit the payment of Buckeye's intended distribution.

(q)
Our anticipated credit facility will require us to maintain leverage and funded debt coverage ratios. The leverage ratio covenant will require us to maintain, as of the last day of each fiscal quarter, a ratio of our total funded indebtedness, measured as of the last day of each fiscal quarter, to the aggregate dividends and distributions received by us from Buckeye, plus all other cash received by us, measured for the preceding twelve months, less expenses, of not more than 2.50 to 1.00. The funded debt coverage ratio covenant will require us to maintain, as of the last day of each fiscal quarter, a ratio of total consolidated funded debt of us and Buckeye to consolidated EBITDA (to be defined in the Credit Facility) of us and Buckeye, measured for the preceding twelve months, of not more than 5.25 to 1.00, subject to a provision for increases to 5.75 to 1.00 in connection with future acquisitions.

Assumptions and Considerations

          We believe that our general partner interests in Buckeye, including our incentive distribution rights, will generate sufficient cash flow to enable us to pay our initial quarterly distribution of $0.205 per unit on all of our outstanding units for each of the four quarters ending June 30, 2007. Our belief is based on a number of current assumptions that we believe to be reasonable over the next four quarters. While we believe that these assumptions are generally consistent with the actual performance of Buckeye and are reasonable in light of our current beliefs concerning future events, the assumptions are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. Consequently, the statement that we believe that we will have sufficient available cash to pay the initial quarterly distribution on our units for each quarter through June 30, 2007 should not be regarded as a representation by us or the underwriters or any other person that we will make any such distributions. When reading this section, you should keep in mind the risk factors and other cautionary statements under the heading "Risk Factors" in this prospectus.

          We base our Estimated Minimum Consolidated Adjusted EBITDA on the following significant assumptions:

  •
  Buckeye will pay a quarterly cash distribution of $0.75 per Buckeye LP unit for each of the four quarters ending June 30, 2007, which quarterly distribution amount is equal to the most recently paid cash distribution of $0.75 per Buckeye LP unit for the quarter ended March 31, 2006, Buckeye will have 39.4 million LP units outstanding and Buckeye's subsidiary operating partnerships will distribute $1.1 million in respect of our approximate 1% general partner interest in such subsidiaries. As a result, we estimate that the gross amount of cash distributions that we receive from Buckeye will be $26.8 million during this period.

  •
  Buckeye will transport a minimum of 509.0 million barrels of petroleum products through its petroleum products pipeline systems at an average rate of not less than $0.61 per barrel transported for the twelve months ending June 30, 2007, as compared to the historical 505.7 million barrels transported at an average rate of $0.57 per barrel during the year ended December 31, 2005 and the historical 514.1 million barrels transported at an average rate of $0.57 per barrel during the twelve months ended March 31, 2006. A 1% increase or decrease in the level of volumes transported through its petroleum products pipeline system, holding all other variables constant, would result in an approximate $3.1 million increase or decrease in Estimated Minimum Consolidated Adjusted EBITDA.

  •
  Buckeye will have a minimum throughput of 168.9 million barrels at its terminals for the twelve months ending June 30, 2007, as compared to the historical 153.0 million barrels throughput at its terminals during the year ended December 31, 2005 and the historical

    158.9 million barrels throughput during the twelve months ended March 31, 2006. The rates for the terminals for the twelve months ending June 30, 2007 will remain the same as those for the year ended December 31, 2005 and the twelve months ended March 31, 2006. A 1% increase or decrease in the level of throughput volumes at Buckeye's terminals, holding all other variables constant, would result in an approximate $0.7 million increase or decrease in Estimated Minimum Consolidated Adjusted EBITDA.

  •
  Buckeye's operating expenses and general and administrative expenses, excluding non-cash items, will be $206.6 million and $19.7 million, respectively, for the twelve months ending June 30, 2007, as compared to historical operating and general and administrative expenses, excluding non-cash items, of $192.1 million and $18.3 million, respectively, for the year ended December 31, 2005 and $196.8 million and $18.7 million, respectively, for the twelve months ended March 31, 2006.

  •
  Buckeye will realize operating income, including depreciation and amortization, of not less than $191.1 million from its petroleum products pipeline system, $33.4 million from its petroleum products terminals and $4.9 million from its other operations for the twelve months ending June 30, 2007, as compared to operating income, including depreciation and amortization, of $124.2 million from its petroleum products pipeline system, $29.7 million from its petroleum products terminals and $7.4 million from its other operations for the year ended December 31, 2005 and $126.9 million from its petroleum products pipeline system, $29.4 million from its petroleum products terminals and $8.0 million from its other operations for the twelve months ended March 31, 2006. Non-cash items included in operating income include amortization of long-term incentive compensation expense.

  •
  Buckeye's maintenance capital expenditures will not exceed $30.0 million for the twelve months ending June 30, 2007, as compared to maintenance capital expenditures of $23.4 million for the year ended December 31, 2005 and $26.3 million for the twelve months ended March 31, 2006.

  •
  Buckeye's expansion capital expenditures will not exceed $50.0 million for the twelve months ending June 30, 2007, as compared to expansion capital expenditures of $54.4 million for the year ended December 31, 2005 and $48.3 million for the twelve months ended March 31, 2006.

  •
  Buckeye will remain in compliance with the financial covenants in its existing and future debt agreements and its ability to pay distributions to us will not be encumbered.

  •
  We will remain in compliance with the financial covenants in our anticipated credit facility and future debt agreements.

  •
  The benchmark interest rate paid by Buckeye on its floating-rate debt will not exceed 5.65% on average during the period, and our consolidated cash interest expense will not exceed approximately $55.0 million for the twelve months ending June 30, 2007. A 100 basis point increase in the benchmark interest rate paid by Buckeye on its floating rate debt, holding all other variables constant, would result in an approximate $1.4 million increase in our consolidated cash interest expense.

  •
  Our general and administrative expenses, excluding one-time cash bonuses in connection with the closing of this offering, will not exceed $6.7 million for the twelve months ending June 30, 2007 which includes $1.6 million of incremental expenses associated with being a public company, as compared to $7.0 million for the year ended December 31, 2005 which included $1.6 million of non-recurring professional fees and other fees and expenses and $7.7 million for the twelve months ended March 31, 2006 which included $2.6 million of non-recurring professional and other fees and expenses. In connection with the closing of this offering, we will pay one-time cash bonuses to officers of our general partner and to certain employees of Services Company. These bonuses will be an aggregate amount of $2.0 million and will be paid either from cash on hand immediately prior to the closing of the offering or from our current equity owners' portion of Buckeye's distribution to us in respect of the second quarter of 2006. Because the bonuses will be paid from cash that would otherwise be distributed to our current equity owners, the cash bonuses will have no effect on the amount of distributions on all of our outstanding units for each of the four quarters ending June 30, 2007.

  •
  There will not be any new federal, state or local regulation of the portions of the energy industry in which Buckeye operates, or interpretations of existing regulations, that will be materially adverse to our or Buckeye's business.

  •
  There will not be any material adverse change in the portions of the energy industry in which Buckeye operates resulting from supply or production disruptions, reduced demand for its products or services or from significant changes in the market prices of petroleum products or crude oil.

  •
  Market, regulatory, insurance and overall economic conditions will not change substantially.

          Increases in pipeline volumes and terminal throughput for the twelve months ending June 30, 2007, compared to the year ended December 31, 2005 and the twelve months ended March 31, 2006, are expected to result from the impact of acquisitions and internal growth projects completed in 2005 and 2006, and increases in base demand for petroleum products. Expected increases in the average tariff rate per barrel associated with pipeline shipments are due to anticipated tariff rate increases to be implemented pursuant to FERC regulations. We cannot assure you that any of the assumptions summarized above, or any other assumptions upon which Estimated Minimum Consolidated Adjusted EBITDA is based, will prove to be correct. If the assumptions are incorrect, we may not have sufficient cash to make the contemplated distributions.

Unaudited Pro Forma Consolidated Available Cash

          Our pro forma consolidated available cash for the year ended December 31, 2005 and the twelve months ended March 31, 2006 would not have been sufficient to pay the initial quarterly distribution of $0.205 per unit on all units to be outstanding following the completion of this offering. If we had completed the transactions contemplated in this prospectus on January 1, 2005, pro forma consolidated available cash would have been approximately $17.2 million and $16.2 million for the year ended December 31, 2005 and the twelve months ended March 31, 2006, respectively. These amounts would have been insufficient by approximately $6.0 million and $7.0 million to pay the full initial distribution amount on all our units for the year ended December 31, 2005 and the twelve months ended March 31, 2006, respectively. The pro forma consolidated available cash for the year ended December 31, 2005 and the twelve months ended March 31, 2006 would have been sufficient to pay 74.3% and 69.9%, respectively, of the full initial distribution amount on our units. Pursuant to the terms of our partnership agreement, our general partner would have had the discretionary authority to cause us to borrow funds under our credit facility to make up some, all or none of these shortfalls.

          The following table illustrates, on a pro forma basis, for the year December 31, 2005 and for the twelve months ended March 31, 2006, the amount of available cash that would have been available for distributions to our unitholders, assuming that this offering had been consummated at the beginning of such period. Each of the pro forma adjustments presented below is explained in the footnotes to such adjustments.

Buckeye GP Holdings L.P.
Unaudited Pro Forma Consolidated Available Cash

	Year Ended December 31, 2005	Twelve Months Ended March 31, 2006
	(dollars in thousands except per unit data)
Net Cash Provided by Operating Activities(a)	$150,937	$147,838
Plus:
Interest expense	55,366	57,998
Earnings of equity investments(b)	5,303	5,443
Income tax expense(c)	866	521
Net effect of changes in operating accounts(d)	(4,853)	1,562
Less:
Amortization of fair value of option grants(e)	—	(172)
Distributions received from equity investments(f)	(3,764)	(5,744)
Value of Services Company shares released(g)	(5,012)	(4,862)
Amortization of deferred compensation — B Units(h)	(3,473)	(2,238)

Consolidated Adjusted EBITDA	195,370	200,346
Less:
Additional expense of being a public company(i)	7	987
Plus:
Pro forma acquisition adjustment to Consolidated EBITDA(j)	12,188	7,095

Pro Forma Consolidated Adjusted EBITDA	207,565	208,428
Less:
Interest expense(k)	(52,711)	(52,711)
Earnings of equity investments(b)	(5,303)	(5,443)
Income tax expense(c)	(866)	(521)
Maintenance capital expenditures(l)	(24,057)	(26,557)
Expansion capital expenditures(m)	(54,400)	(48,392)
Senior administrative charge(n)	(1,900)	(1,900)
Repayment of ESOP Notes(o)	(5,622)	(5,720)
Distributions to minority interest holders in Buckeye subsidiaries(p)	(1,084)	(1,339)
Distributions paid by Buckeye to its limited partners(q)	(111,036)	(111,036)
Plus:
Amortization of fair value of option grants(e)	—	172
Distributions received from equity investments(f)	3,764	5,744
Value of Services Company shares released(g)	5,012	4,862
Deferred compensation expense — B Units(h)	3,473	2,238
Borrowings for expansion capital expenditures(m)	54,400	48,392

Pro Forma Consolidated Available Cash at Buckeye GP Holdings L.P.	$17,235	$16,217

Expected Cash Distributions:
Expected distribution per unit, on an annualized basis	$0.82	$0.82

Distributions to public common unitholders (based on 12.075 million units outstanding)	$9,902	$9,902
Distributions to common units and management units held by our existing holders	13,305	13,305

Total Distributions	$23,206	$23,206

Shortfall(r)	$(5,971)	$(6,989)

(a)
Represents historical cash flow provided by operating activities derived from our historical consolidated financial statements for the period indicated. The historical data does not give effect to the pro forma adjustments explained in the notes below.

(b)
Represents historical equity earnings from Buckeye's minority investments in West Texas LPG Pipeline, West Shore Pipe Line Company and Muskegon Pipeline LLC.

(c)
For federal and state income tax purposes, Buckeye and its operating subsidiaries, except for BGC, are non-taxable entities. Our annual income tax expense is the result of the federal income tax obligations of BGC.

(d)
Represents historical consolidated changes in operating accounts resulting primarily from timing differences between the actual cash settlement and the accrual of assets and liabilities during the accounting period.

(e)
Represents the fair value measurement and recognition provisions of Statement of Financial Accounting Standards 123 (revised 2004) which was adopted effective January 1, 2006 using the modified prospective basis transition method. Under this method, compensation expense recognized in the first quarter of fiscal year 2006 includes: (a) compensation expense for all option grants made prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation expense for all grants made on or after January 1, 2006, based on the grant date fair value estimated using the Black-Scholes option pricing model. Compensation expense related to the option grants will be recognized on a straight-line basis over the requisite service period.

(f)
Represents historical distributions received from Buckeye's minority investments in West Texas LPG Pipeline, West Shore Pipe Line Company and Muskegon Pipeline LLC.

(g)
Represents the fair value of Buckeye Pipe Line Services Company shares allocated to participants in its Employee Stock Ownership Plan.

(h)
Represents amortization of the fair value of MainLine L.P.'s 16,216,668 B Units which were issued to certain members of senior management for no consideration. The estimated fair value of the B Units is being amortized to expense over the vesting period.

(i)
Represents an estimate of the additional annual expense associated with being a public company offset by a reduction in professional fees incurred in connection with this offering and other fees and expenses that will not recur on a continuing basis. Total additional annual expense of being a public company is estimated to be $1.6 million. Professional fees and other fees and expenses incurred in the year ended December 31, 2005 and the twelve months ended March 31, 2006 and not expected to recur in future periods are estimated to be $1.6 million and $2.6 million, respectively.

(j)
Represents the pro forma adjustments related to Buckeye's acquisition of certain Northeastern pipelines and terminals in May 2005 and the natural gas liquids pipeline in January 2006. The pro forma results are based on analyses we prepared prior to the acquisitions and on unaudited information obtained from the sellers of the assets and reflect our best estimate of the additional income that would have been realized had the acquisitions occurred on January 1, 2005. The calculation of Unaudited Pro Forma Consolidated Available Cash does not include pro forma adjustments related to selected smaller asset acquisitions and expansion projects completed by Buckeye in the year ended December 31, 2005 and the twelve months ended March 31, 2006, in the total amount of $80.5 million and $88.0 million, respectively. The following is a summary of the pro forma adjustments for the year ended December 31, 2005 and the twelve months ended March 31, 2006:

	Pro forma Adjustments to:
	Year Ended December 31, 2005	Twelve Months Ended March 31, 2006
	(in thousands)
Northeastern pipeline and terminal assets acquired in May 2005:
Revenues	$8,664	$2,426
Expenses excluding depreciation	(4,311)	(1,207)

Adjusted EBITDA	4,353	1,219

Natural gas liquids pipeline assets acquired in January 2006:
Revenues	11,162	8,372
Expenses excluding depreciation	(3,327)	(2,496)

Adjusted EBITDA	7,835	5,876

Total acquisition adjustments to Adjusted EBITDA	$12,188	$7,095

(k)
Represents pro forma cash interest expense adjustments assuming that MainLine's Term Loan was repaid in full from the proceeds of this offering on January 1, 2005, that all interest rate hedges associated with the Term Loan were terminated and that other outstanding debt and associated interest rates had been in effect for the entire period indicated. Pro forma cash interest expense on outstanding debt at March 31, 2006 (excluding the Term Loan) was as follows:

Description	Principal Outstanding at March 31, 2006	Pro Forma Interest Expense
	(in thousands)
5.30% Notes	$275,000	$14,575
5.125% Notes	125,000	6,406
4.625% Notes	300,000	13,875
6.75% Notes	150,000	10,125
3.60% (5.135% effective) ESOP Notes	30,906	1,587
Revolving Credit Facility (5.63%)	100,000	5,630
Commitment fees	—	513

Total	$980,906	$52,711

(l)
Represents pro forma maintenance capital expenditures. The amount shown for the year ended December 31, 2005 reflects actual maintenance capital expenditures and $0.4 million of pro forma maintenance capital expenditures related to the acquisition of certain Northeastern pipelines and terminals in May 2005 and $0.2 million of pro forma maintenance capital expenditures for the natural gas liquids pipeline acquired in January 2006. The amount shown for the twelve months ended March 31, 2006 includes actual historical maintenance capital expenditures for that period and $0.1 million of pro forma maintenance capital expenditures relating to the acquisition of certain Northeastern pipelines and terminals in May 2005 and $0.1 million of pro forma maintenance capital expenditures for the natural gas liquids pipeline acquired in January 2006.

(m)
Represents historical expenditures for expansion and cost reduction capital projects. During the year ended December 31, 2005 and the twelve months ended March 31, 2006, Buckeye expended

  $33.7 million and $25.7 million, respectively, on an approximately 11-mile pipeline and associated terminal to serve Federal Express at the Memphis International Airport. This project is being implemented by WesPac Pipelines-Memphis, LLC, a 75%-owned affiliate of Buckeye. The pipeline and terminal construction project is supported by a long-term throughput and deficiency agreement entered into between WesPac Pipelines-Memphis, LLC and Federal Express. The project was commissioned and entered commercial service on April 1, 2006. Also in the year ended December 31, 2005, Buckeye expended approximately $9.3 million to complete a major expansion of the Laurel pipeline across Pennsylvania. The project involved the construction of two new pump stations and the expansion of an existing pump station. The project increased the capacity of the pipeline by approximately 17%. The remaining $11.4 million and $22.7 million of expansion and cost reduction capital expended in the year ended December 31, 2005 and the twelve months ended March 31, 2006, respectively, related to various other expansion and cost reduction projects.

(n)
Represents a senior administrative charge that historically was paid to us in 2005 for services provided in connection with business development opportunities, financing strategies, insurance, investment banking and corporate development advice. Following the offering the senior administrative charge will be paid to our general partner. The senior administrative charge is an annual amount not less than $975,000 approved by the board of directors of Buckeye GP LLC. For 2005 and 2006 the board of directors of Buckeye GP LLC approved the senior administrative charge in the amount of $1.9 million.

(o)
Represents actual repayments of principal by Buckeye Pipe Line Services Company under its 3.6% (5.135% effective) ESOP Notes.

(p)
Reflects distributions to holders of minority interests in subsidiaries of Buckeye.

(q)
Represents pro forma cash distributions from Buckeye to its unitholders other than us based upon the most recent quarterly distribution of $0.75 per unit or $3.00 per unit on an annualized basis. Distributions to Services Company on its LP units (2,336,830 as of April 30, 2006) and to MainLine Sub LLC on its LP units (80,000 as of April 30, 2006) are not included in distributions to non-affiliated owners of Buckeye. Distributions on the LP units owned by Services Company are used to fund the interest and scheduled principal payments on the ESOP Notes, partially offsetting that expense. Any shortfall between the distribution that Services Company receives on its LP units and amounts currently due under the ESOP Notes is paid by Buckeye as an ESOP related expense.

(r)
Pursuant to the terms of our partnership agreement, our general partner would have the discretionary authority to cause us to borrow funds under our credit facility to make up some, all or none of these shortfalls.

HOW WE MAKE CASH DISTRIBUTIONS

          Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions and an explanation of our sources of distributable cash.

General

          Our partnership agreement requires that, within 75 days after the end of each quarter, beginning with the quarter ending September 30, 2006, we distribute all of our available cash to the holders of record of our common units and management units on the applicable record date.

Definition of Available Cash

          Available cash is defined in our partnership agreement and generally means, with respect to any calendar quarter, all cash on hand at the date of determination of available cash for the distribution in respect of such quarter, less the amount of cash reserves necessary or appropriate, as determined in good faith by our general partner, to:

  •
  satisfy general, administrative and other expenses and debt service requirements;

  •
  permit Buckeye GP LLC or MainLine to make capital contributions to Buckeye or the operating partnerships if we choose to maintain our general partner interests upon the issuance of additional partnership securities by Buckeye or capital contributions by Buckeye to the operating partnerships;

  •
  comply with applicable law or any debt instrument or other agreement;

  •
  provide funds for distributions to unitholders in respect of any one or more of the next four quarters; and

  •
  otherwise provide for the proper conduct of our business.

Units Eligible for Distributions

          As of the closing of this offering, we will have 26,938,000 common units and 1,362,000 management units outstanding. Each common unit and management unit will be allocated a portion of our income, gain, loss, deduction and credit on a pro rata basis, and each unit will be entitled to receive distributions (including upon liquidation) in the same manner as each other unit. Each management unit is convertible into one common unit at the election of the holder of the management unit. 30% of the management units are subject to vesting, with 10% vesting on May 4, 2007, 2008 and 2009.

General Partner Interest

          Our general partner owns a non-economic, managing general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may own common units or other equity securities in us and is entitled to receive cash distributions on any such interests. Our general partner currently owns 2,830 common units and will be entitled to receive distributions and allocations on these common units in the same manner as the owners of other common units.

Adjustments to Capital Accounts

          We will make adjustments to capital accounts of the common units upon the issuance of additional common units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the general partner's capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

Distributions of Cash upon Liquidation

          If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors in the order of priority provided in the partnership agreement and by law and, thereafter, we will distribute any remaining proceeds to the holders of common and management units and to our general partner in accordance with their respective capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

Distribution of Amounts Related to Pre-Closing Periods

          Any distributions received by us from Buckeye related to the period prior to the closing of the offering, together with any cash we have on hand prior to the closing of the offering, will be distributed entirely to our current equity owners. In November 2006 we will pay a distribution to our current equity owners equal to the initial quarterly distribution prorated for the portion of the quarter ending September 30, 2006 that we are not public and another distribution to all of our unitholders equal to the initial quarterly distribution prorated for the portion of the quarter ending September 30, 2006 that we are public.

Our Sources of Distributable Cash

          Our primary cash-generating assets are our general partner interests, including the incentive distribution rights, in Buckeye. Therefore, our cash flow and resulting ability to make distributions will be completely dependent upon the ability of Buckeye to make distributions in respect of those interests. The actual amount of cash that Buckeye will have available for distribution will primarily depend on the amount of cash it generates from its operations. The actual amount of this cash will fluctuate from quarter to quarter based on certain factors, including:

  •
  the level of capital expenditures Buckeye makes;

  •
  the availability, if any, and cost of acquisitions;

  •
  debt service requirements;

  •
  fluctuations in working capital needs;

  •
  Buckeye's ability to borrow under its revolving credit agreement to make distributions;

  •
  prevailing economic conditions; and

  •
  the amount, if any, of cash reserves established by Buckeye's general partner in its discretion for the proper conduct of Buckeye's business.

Our Interest in Buckeye

          Our cash flows consist of distributions from Buckeye on the general partner interests we own, which consist of the following:

  •
  243,914 GP units in Buckeye (representing approximately 0.6% of Buckeye's outstanding units);

  •
  the incentive distribution rights described below; and

  •
  approximately a 1% general partner interest in each of the following Buckeye subsidiaries:

  •
  Buckeye Pipe Line

  •
  Laurel

  •
  Everglades

  •
  BPH.

          We also own 80,000 LP units, representing a de minimis limited partner interest in Buckeye.

  Incentive Distribution Rights

          The right of Buckeye GP LLC, our wholly owned subsidiary, to receive incentive distributions is a general partner interest which provides that if a quarterly cash distribution to Buckeye's LP units exceeds a target of $0.325 per LP unit, Buckeye will pay Buckeye GP LLC, for each outstanding LP unit (other than 2,573,146 LP units described below), an incentive distribution equal to:

  (1)
  15% of the amount, if any, by which the quarterly distribution per eligible LP unit exceeds $0.325 but is not more than $0.35, plus

  (2)
  25% of the amount, if any, by which the quarterly distribution per eligible LP unit exceeds $0.35 but is not more than $0.375, plus

  (3)
  30% of the amount, if any, by which the quarterly distribution per eligible LP unit exceeds $0.375 but is not more than $0.40, plus

  (4)
  35% of the amount, if any, by which the quarterly distribution per eligible LP unit exceeds $0.40 but is not more than $0.425, plus

  (5)
  40% of the amount, if any, by which the quarterly distribution per eligible LP unit exceeds $0.425 but is not more than $0.525, plus

  (6)
  45% of the amount, if any, by which the quarterly distribution per eligible LP unit exceeds $0.525.

          Our incentive distribution rights in Buckeye are expressed in a different manner from those in most other publicly traded partnerships. While incentive distribution rights in a typical publicly traded partnership are expressed as a percentage of total distributions from the partnership to all partners (the limited partner unit distributions, the general partner distributions, and the incentive distributions), our incentive distributions are expressed as a percentage of the cash distributions made to the limited partners of Buckeye in respect of their LP units. Moreover, 2,573,146 LP units originally issued by Buckeye to its Employee Stock Ownership Plan are not eligible for calculating our incentive distributions. These ineligible LP units currently constitute approximately 6% of all Buckeye LP units. Accordingly, when we say that we receive up to 45% of the amount of cash distributed by Buckeye with respect to eligible LP units, this means that we receive up to 45% of the amount of incremental cash distributed above the highest target distribution level ($0.525 per LP unit) to Buckeye LP units excluding the 2,573,146 LP units. This results in us receiving incentive distributions equal to, currently, 29.5% of the aggregate amount of distributions to Buckeye's partners (including all LP units, GP units and the incentive distributions), above the highest target distribution level ($0.525 per LP unit). If Buckeye issues additional LP units, the LP units that are ineligible for incentive distributions will decrease as a percentage of total units of Buckeye, and the incentive distributions will result in a larger percentage (up to a hypothetical maximum of approximately 31%) of total distributions. The following table illustrates the percentage allocations of distributions among the owners of Buckeye, including us, at the target distribution levels.

		Distributions to Us as a Percentage of Total Distributions(2)
Buckeye Quarterly Distribution Per LP Unit	Distributions to Owners of LP Units as a Percentage of Total Distributions(1)	GP Units	Incentive Distributions
up to $0.325	99.4%	0.6%	0.0%
above $0.325 up to $0.350	87.2%	0.5%	12.1%
above $0.350 up to $0.375	80.7%	0.5%	18.8%
above $0.375 up to $0.400	77.7%	0.5%	21.8%
above $0.400 up to $0.425	75.0%	0.5%	24.5%
above $0.425 up to $0.525	72.5%	0.4%	27.1%
above $0.525	70.1%	0.4%	29.5%

(1)
Includes distributions made with respect to 80,000 LP units owned by us.

(2)
Excludes distributions made with respect to 80,000 LP units owned by us.

          The table above excludes distributions made by Buckeye's operating partnerships with respect to our approximate 1% general partner interest in such entities.

SELECTED FINANCIAL DATA

          The following table presents selected historical consolidated financial data for our predecessor, MainLine, and its predecessor, Glenmoor Ltd., or Glenmoor, in each case for the periods and as of the dates indicated. Because MainLine had no assets or operations prior to its acquisition of Glenmoor, we refer to Glenmoor as the predecessor of both MainLine and us. The selected historical consolidated statement of operations and cash flow data for the years ended December 31, 2003 and 2005 and the periods of January 1 to May 4, 2004 and May 4 to December 31, 2004, and the balance sheet data as of December 31, 2004 and 2005 are derived from the audited financial statements of MainLine and Glenmoor and should be read together with and are qualified in their entirety by reference to, the historical consolidated financial statements and the accompanying notes included in this prospectus. The selected historical consolidated statement of operations and cash flow data for the years ended December 31, 2001 and 2002 and the balance sheet data at December 31, 2001, 2002 and 2003 are derived from the unaudited financial statements of Glenmoor. The selected historical consolidated statement of operations and cash flow data for the three months ended March 31, 2005 and 2006 and the balance sheet data as of March 31, 2006 are derived from the unaudited financial statements of MainLine and should be read together with and are qualified in their entirety by reference to the historical unaudited condensed consolidated financial statements and the accompanying notes included in this prospectus. The unaudited financial statements include all adjustments, consisting of normal, recurring accruals, which we consider necessary for fair presentation of the financial position and results of operations for these periods and as of those dates.

          Because we own and control the general partner of Buckeye, we reflect our ownership interest in Buckeye on a consolidated basis, which means that our financial results are consolidated with Buckeye's financial results. The financial statements of Buckeye Pipe Line Services Company, or Services Company, which employs the employees who manage and operate the assets of Buckeye, are also consolidated into our financial statements. We have no separate operating activities apart from those conducted by Buckeye, and our cash flows consist primarily of distributions from Buckeye on the partnership interests we own. Accordingly, the selected historical consolidated financial data set forth in the following table primarily reflects the operating activities and results of operations of Buckeye. The limited partner interests in Buckeye not owned by our affiliates are reflected as a liability on our balance sheet and the non-affiliated partners' shares of income from Buckeye is reflected as an expense in our results of operations.

          Our selected historical consolidated financial data for the periods presented reflects the effect of the asset acquisitions Buckeye made during these periods from the date of each acquisition, but not on a pro forma or full period basis.

Selected Financial Data
(in thousands except per unit numbers)

					MainLine
	Glenmoor(a)
							Three Months Ended March 31, 2005
	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2003	January 1, - May 4, 2004	May 4 - December 31, 2004	Year Ended December 31, 2005		Three Months Ended March 31, 2006
Income Statement Data:
Revenues	$232,397	$247,345	$272,947	$97,529	$226,014	$408,446	$95,889	$105,745
Costs and expenses:
Operating expenses	104,824	113,720	131,711	49,712	116,203	196,750	46,581	51,261
Depreciation and amortization	18,818	16,098	17,960	6,388	15,158	32,408	7,431	9,104
General and administrative	15,849	16,551	17,779	6,341	13,888	23,419	5,749	5,915

Total	139,491	146,369	167,450	62,441	145,249	252,577	59,761	66,280
Operating income	92,906	100,976	105,497	35,088	80,765	155,869	36,128	39,465
Other income (expense):
Investment income	1,411	772	645	183	253	884	155	320
Interest and debt expense	(22,893)	(25,275)	(27,704)	(9,756)	(28,212)	(55,366)	(13,097)	(15,729)
Premium paid on retirement of debt(b)(c)	—	—	(45,464)	(3,531)	—	—	—	—

Total	(21,482)	(24,503)	(72,523)	(13,104)	(27,959)	(54,482)	(12,942)	(15,409)

Income before equity income and non-controlling interest	71,424	76,473	32,974	21,984	52,806	101,387	23,186	24,056
Equity income	388	1,552	3,215	1,970	3,707	5,303	1,240	1,380
Non-controlling interest expense	(61,810)	(64,081)	(22,583)	(22,830)	(55,310)	(99,704)	(23,198)	(23,197)

Net income	$10,002	$13,944	$13,606	$1,124	$1,203	$6,986	$1,228	$2,239

Units outstanding — basic and diluted(d)					145,950	145,950	145,950	145,950

Earnings per unit — basic and diluted(d)					$0.01	$0.05	$0.01	$0.02

Balance Sheet Data (at period end):
Net property, plant and equipment	$670,688	$727,652	$753,038	—	$1,335,082	$1,587,741		$1,697,723
Total assets	811,242	877,925	948,195	—	1,747,758	2,040,832		2,147,016
Total debt, including current portion	424,375	470,500	508,721	—	1,015,225	1,104,660		1,148,996
Total equity (deficit)	2,542	5,680	(7,642)	—	67,980	80,442		83,347
Cash Flow Data:
Net cash provided by operating activities	$83,607	$95,498	$115,700	$25,017	$79,010	$150,937	$22,948	$19,849
Net cash used in investing activities	(116,707)	(87,952)	(59,380)	(8,684)	(821,943)	(291,152)	(23,792)	(111,782)
Net cash provided by (used in) financing activities	13,617	(11,023)	(43,032)	(24,638)	746,348	147,847	413	82,173

  (a)
  MainLine was formed as a Delaware limited partnership on February 24, 2004 and commenced operations with the acquisition of the general partner interests in Buckeye on May 4, 2004. Glenmoor financial information includes that of the general partner of Buckeye and its parent entities for the periods presented prior to their acquisition by MainLine.

  (b)
  Net income in 2003 includes a charge of $45.5 million related to a yield maintenance premium paid on the retirement of $240 million of senior notes.

  (c)
  Net income for the period January 1 - May 4, 2004 includes a charge of $3.5 million related to a yield maintenance premium paid on the retirement of Glenmoor's term loan which was repaid on May 4, 2004.

  (d)
  Earnings per unit is not presented for Glenmoor. Glenmoor was organized as a stock corporation with a capital structure, different from MainLine. Accordingly, presentation of earnings per share would not be meaningful.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          You should read the following discussion of the financial condition and results of operations of MainLine in conjunction with the historical consolidated financial statements of MainLine and the unaudited pro forma consolidated financial statements of Buckeye GP Holdings L.P. included elsewhere in this prospectus. Among other things, those historical and pro forma financial statements include more detailed information regarding the basis of presentation for the following discussion. In addition, you should read "Forward-Looking Statements" and "Risk Factors" for information regarding certain risks inherent in our and Buckeye's business.

Introduction

          General.    We own and control Buckeye GP LLC ("Buckeye GP"), which is the general partner of Buckeye Partners, L.P., a publicly traded Delaware limited partnership. Buckeye's principal line of business is the transportation, terminalling and storage of petroleum products on a fee basis through facilities owned and operated by Buckeye. Buckeye also operates pipelines owned by third parties under contracts with major integrated oil and chemical companies, and performs certain construction activities, generally for the owners of these third-party pipelines. Our only cash-generating assets are our partnership interests in Buckeye, comprised of the following:

  •
  the general partner interests in Buckeye, which is comprised of 243,914 GP units (representing approximately 0.6% of Buckeye's outstanding units) and the incentive distribution rights.

  •
  the general partner interests in certain of Buckeye's operating subsidiaries (which operating subsidiaries are 99% owned by Buckeye), representing an approximate 1% interest in each operating partnership. Prior to the closing of this offering, these general partner interests were owned directly by Buckeye GP. In connection with the closing of this offering the interests will be conveyed to MainLine L.P. ("MainLine"). Neither Buckeye GP LLC nor MainLine has a direct ownership interest in Buckeye's limited liability company subsidiaries.

  •
  80,000 Buckeye LP units.

          Currently, MainLine Sub LLC and Buckeye GP are party to a Management Agreement, pursuant to which MainLine Sub LLC is entitled to receive an annual management fee for certain management functions it provides to Buckeye GP. In connection with this offering, MainLine Sub will assign its rights under such Management Agreement to our general partner and Buckeye will assume the direct obligation to pay such fee, rather than the obligation to reimburse Buckeye GP for its payment. The management fee includes an annual Senior Administrative Charge of not less than $975,000 and reimbursement for certain costs and expenses. The Senior Administrative Charge was $975,000 for 2004 and 2003 and $1.9 million for 2005. The disinterested directors of Buckeye GP approve the amount of the management fee on an annual basis.

Overview of Buckeye

          Buckeye is a master limited partnership which operates through subsidiary entities in the transportation, terminalling and storage of petroleum products on a fee basis through facilities owned and operated by Buckeye. Buckeye also operates pipelines owned by third parties under contracts with major integrated oil and chemical companies, and performs certain construction activities, generally for the owners of these third-party pipelines.

          Since 2004, Buckeye has significantly expanded its operations through acquisitions. On October 1, 2004, Buckeye acquired five refined petroleum products pipelines with an aggregate mileage of approximately 900 miles and 24 refined products terminals with an aggregate storage capacity of 9.3 million barrels (the "Midwest Pipelines and Terminals") from Shell Oil Products U.S., ("Shell") for a purchase price of $517 million. In May 2005, Buckeye acquired a refined petroleum products pipeline system comprising approximately 478 miles of pipeline and four refined products terminals with aggregate storage capacity of approximately 1.3 million barrels located in the northeastern United States (the "Northeast Pipelines and Terminals") from affiliates of Exxon Mobil Corporation ("ExxonMobil"). The assets acquired in these two acquisitions added $17.7 million and $95.2 million of revenue in 2004 and 2005, respectively. In November 2005, Buckeye acquired a 29-mile ammonia pipeline located in Texas. In December 2005, Buckeye acquired a 26-mile pipeline and a 40% interest in a joint venture company that owns another refined petroleum products pipeline. Also in December 2005, Buckeye Terminals LLC ("Buckeye Terminals"), a wholly owned subsidiary of BPH, acquired a refined products terminal located in Taylor, Michigan from affiliates of Atlas Oil Company for $20 million. The terminal has aggregate storage capacity of approximately 260,000 barrels, as well as rail offloading capabilities used to offload ethanol for blending with gasoline at the terminal. On January 1, 2006, Buckeye Terminals acquired a refined petroleum products terminal located in Niles, Michigan from affiliates of Shell for approximately $13.0 million. The terminal has aggregate storage capacity of approximately 630,000 barrels. On January 31, 2006, Buckeye NGL completed its acquisition of an approximately 350-mile natural gas liquids pipeline extending generally from Wattenberg, Colorado to Bushton, Kansas from BP Pipelines (North America) Inc. for approximately $87.0 million, including a deposit of $7.7 million paid in December 2005.

          Buckeye's business comprises three operating segments: Pipeline Operations, Terminalling and Storage and Other Operations. The business of each operating segment is:

  Pipeline Operations:

          The Pipeline Operations segment receives petroleum products, including gasoline, jet and diesel fuel and other distillates, from refineries, connecting pipelines and bulk and marine terminals and transports those products to other locations for a fee. This segment owns and operates approximately 5,350 miles of pipeline systems in the following states: California, Colorado, Connecticut, Florida, Illinois, Indiana, Kansas, Massachusetts, Michigan, Missouri, New Jersey, Nevada, New York, Ohio, Pennsylvania and Tennessee.

  Terminalling and Storage:

          The Terminalling and Storage segment provides bulk storage and terminal throughput services. This segment owns and operates 45 active terminals that have the capacity to store an aggregate of approximately 17.6 million barrels of refined petroleum products. The terminals are located in Indiana, Illinois, Massachusetts, Michigan, Missouri, New York, Ohio and Pennsylvania.

  Other Operations:

          The Other Operations segment consists primarily of Buckeye's operations of third-party pipelines, owned principally by major petrochemical companies, pursuant to operations and maintenance contracts. The third-party pipelines are located in Texas. This segment also includes the provision by Buckeye, through its Buckeye Gulf Coast Pipe Lines, L.P. ("BGC") subsidiary, of pipeline construction management services, typically for cost plus a fixed fee. The Other Operations segment also includes Buckeye's ownership and operation of an ammonia pipeline acquired in November 2005, and its majority ownership of a crude butadiene pipeline located in Texas (the "Sabina Pipeline").

Results of Our Operations

          The results of operations discussed below principally reflect the activities of Buckeye. Because our financial statements include the consolidated results of Buckeye, our financial statements are substantially similar to Buckeye's. The differences in our financial statements primarily include the following adjustments:

  •
  Interest of non-controlling partners in Buckeye—Our consolidated balance sheet includes a non-controlling interest liability that reflects the proportion of Buckeye owned by its partners other than us. Similarly, the ownership interests in Buckeye held by its partners other than us are reflected in our consolidated income statement as non-controlling interest expense. These non-controlling interest liabilities and expenses are not reflected in Buckeye's financial statements.

  •
  Our capital structure—In addition to incorporating the assets and liabilities of Buckeye, our consolidated balance sheet includes our own indebtedness and related debt placement costs, and the partners' capital on our balance sheet represents our partners' capital as opposed to the capital reflected in Buckeye's balance sheet, which reflects the ownership interest of all its partners, including its owners other than us. Consequently, our income statement reflects additional interest expense, interest income and debt amortization expense that is not reflected in Buckeye's financial statements.

  •
  Inclusion of Buckeye Pipe Line Services Company—The financial statements of Buckeye Pipe Line Services Company ("Services Company"), which employs the employees who manage and operate the assets of Buckeye, are consolidated into our financial statements. The financial statements of Buckeye do not include the financial statements of Services Company.

  •
  Our G&A expenses—We incur general and administrative expenses that are independent from Buckeye's operations and are not reflected in Buckeye's consolidated financial statements.

  •
  Elimination of Intercompany Transactions—Intercompany obligations and payments between Buckeye and its consolidated subsidiaries and us and Services Company are reflected on Buckeye's financial statements but are eliminated in our consolidated financial statements.

Consolidated Financial Results for the Year Ended December 31, 2004

          Our consolidated financial results have been prepared to reflect the periods of our ownership of the general partner interest of Buckeye separate from that of Glenmoor Ltd. ("Glenmoor"), which we refer to as our Predecessor. Accordingly, our consolidated statements of income for 2004 present the period of our Predecessor's ownership during the period January 1 through May 4, 2004. In order to make these two periods comparable to the other full-year periods, we have combined these two periods to reflect financial results for the twelve months ended December 31, 2004. We believe that an analysis of results for three full-year periods is more meaningful than a separate analysis which compares only partial-year periods. Generally Accepted Accounting Principles ("GAAP") do not allow for such a combination in historical financial statements, and we have strictly added the results for each partial-year period together and have made no attempt to adjust the amounts for any pro forma effects. We believe, while the purchase of the general partner interest in Buckeye by MainLine resulted in an increase in the recorded basis of our assets, that such increase did not have a material effect on the individual line items of revenue and expense. Purchase accounting adjustments, which are more fully described in Note 3 to the consolidated financial statements of MainLine L.P. appearing elsewhere in this document, were principally related to goodwill, which is not amortized. The following schedule combines the two periods to provide full-year 2004 results:

	January 1 - May 4, 2004	May 4 - December 31, 2004	Non-GAAP Combined Year Ended December 31, 2004
	(in thousands)
Revenues	$97,529	$226,014	$323,543
Costs and expenses:
Operating expenses	49,712	116,203	165,915
Depreciation and amortization	6,388	15,158	21,546
General and administrative	6,341	13,888	20,229

	62,441	145,249	207,690

Operating income	35,088	80,765	115,853

Other income (expense):
Investment income	183	253	436
Interest and debt expense	(9,756)	(28,212)	(37,968)
Premium paid on retirement of debt	(3,531)	—	(3,531)

	(13,104)	(27,959)	(41,063)

Income before equity income and non-controlling interest	21,984	52,806	74,790
Equity income	1,970	3,707	5,677
Non-controlling interest expense	(22,830)	(55,310)	(78,140)

Net income	$1,124	$1,203	$2,327

Results of Operations

          We are presenting the following summary results of operations for the periods presented below, which include our Predecessor for the year ended December 31, 2003, the above combination of our Predecessor and us for the year ended December 31, 2004 and us for the year ended December 31, 2005 and three months ended March 31, 2005 and 2006:

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
	(in thousands)
Revenue	$272,947	$323,543	$408,446	$95,889	$105,745
Costs and expenses	167,450	207,690	252,577	59,761	66,280

Operating income	105,497	115,853	155,869	36,128	39,465
Other income (expenses)	(72,523)	(41,063)	(54,482)	(12,942)	(15,409)

Income before equity income and non-controlling interest	32,974	74,790	101,387	23,186	24,056
Equity income	3,215	5,677	5,303	1,240	1,380
Non-controlling interest	(22,583)	(78,140)	(99,704)	(23,198)	(23,197)

Net income	$13,606	$2,327	$6,986	$1,228	$2,239

          The improvement in revenues and operating income in the periods presented is generally due to the expansion of Buckeye's operations through the addition of the Northeast Pipelines and Terminals in 2005 and the Midwest Pipelines and Terminals in 2004.

          Revenues and operating income by operating segment for each of the three years ended December 31, 2003, 2004 and 2005 and three months ended March 31, 2005 and 2006 were as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
	(in thousands)
Revenues:
Pipeline Operations	$234,012	$264,160	$306,849	$73,272	$81,867
Terminalling and Storage	15,352	26,232	68,822	17,139	18,168
Other Operations	23,583	33,151	32,775	5,478	5,710

Total	$272,947	$323,543	$408,446	$95,889	$105,745

Operating income:
Pipeline Operations	$96,215	$99,871	$121,546	$27,819	$30,735
Terminalling and Storage	3,955	11,307	28,038	7,749	7,511
Other Operations	5,327	4,675	6,285	560	1,219

Total	$105,497	$115,853	$155,869	$36,128	$39,465

First Quarter 2006 Compared to First Quarter 2005

          Total revenues for the quarter ended March 31, 2006 were $105.7 million, $9.8 million or 10.3% greater than revenue of $95.9 million in the quarter ended March 31, 2005.

  Pipeline Operations

          Revenue from Pipeline Operations was $81.9 million in the first quarter of 2006 compared to $73.3 million in the first quarter of 2005. The increase of $8.6 million in Pipeline Operations was primarily the result of:

  •
  Buckeye Pipe Line Transportation LLC ("BPL Transportation"), a Buckeye subsidiary that acquired the refined petroleum products pipeline system from ExxonMobil on May 5, 2005, revenue of $4.7 million;

  •
  Buckeye NGL Pipe Lines LLC ("Buckeye NGL") revenue of $1.8 million (Buckeye NGL commenced operations on January 31, 2006);

  •
  a 3.7% average tariff rate increase effective May 1, 2005;

  •
  a 0.4%, or $0.1 million, decrease, net of BPL Transportation revenue, in gasoline transportation revenue on a 3.0% decrease in gasoline volumes delivered;

  •
  a 10.7%, or $1.2 million, increase, net of BPL Transportation revenue, in jet fuel transportation revenue on a 5.5% increase in jet fuel volumes delivered;

  •
  a 5.9%, or $1.1 million increase, net of BPL Transportation revenue, in distillate transportation revenue on a 3.4% increase in distillate volumes delivered;

  •
  an increase in liquefied petroleum gas ("LPG") and other product transportation revenue of $0.4 million as a result of higher tariffs and an increase in volumes delivered;

  •
  a $1.1 million increase in incidental revenue primarily from increased revenues under a product supply arrangement in connection with WesPac Pipelines—Reno LLC ("WesPac—Reno");

  •
  a $0.9 million increase in miscellaneous rental revenue; and

  •
  a $3.5 million decrease in transportation settlement revenue, representing primarily the settlement of overages and shortages on product deliveries.

          Product deliveries for each of the quarters ended March 31, 2005 and 2006, including BPL Transportation product deliveries, were as follows:

	Barrels per Day Three Months Ended March 31,
Product
	2005	2006
Gasoline	663,500	691,100
Distillate	341,500	367,100
Jet Fuel	298,600	332,500
LPG's	11,900	13,800
Other	5,700	10,500

Total	1,321,200	1,415,000

          During the first quarter of 2006, BPL Transportation product deliveries averaged 79,100 barrels per day.

  Terminalling and Storage

          Terminalling and Storage revenues of $18.2 million for the quarter ended March 31, 2006 increased by $1.0 million from the comparable period in 2005.

          The terminals acquired from ExxonMobil on May 5, 2005 (the "ExxonMobil Terminals"), a terminal located in Taylor, Michigan and acquired in December 2005, and the Niles, Michigan terminal acquired in January 2006, generated, in the aggregate, Terminalling and Storage revenues of $2.3 million in the first quarter of 2006.

          Terminalling and Storage revenues at other terminals owned by Buckeye were $15.9 million for the quarter ended March 31, 2006, a decline of $1.2 million from the first quarter of 2005. The decline in Terminalling and Storage revenues of approximately $2.4 million is attributable primarily to a decrease in terminal settlement charges (representing the settlement of overages and shortages in connection with terminal deliveries). The first quarter of 2006, compared with the same quarter in 2005, was partially offset by a $1.2 million increase in rent and incidental charges, which is included in Terminalling and Storage revenues.

          Average daily throughput for the refined products terminals for the quarters ended March 31 2005 and 2006 were as follows:

	Barrels per Day Three Months Ended March 31,
	2005	2006
Refined products throughput	382,500	447,400

  Other Operations

          Revenue from Other Operations of $5.7 million for the quarter ended March 31, 2006 increased by $0.2 million from the comparable period in 2005. Revenue from Other Operations in the first quarter of 2006 includes revenue from pipeline construction activities of $0.5 million, contract operating services of $3.1 million and rent and other revenues of $2.1 million.

  Operating Expenses

          Costs and expenses for the three months ended March 31, 2005 and 2006 were as follows:

	Operating Expenses
	2005	2006
	(In thousands)
Payroll and payroll benefits	$21,327	$21,324
Depreciation and amortization	7,431	9,104
Operating power	6,079	7,090
Outside services	4,199	4,592
Property and other taxes	3,983	5,106
All other	16,742	19,064

Total	$59,761	$66,280

          Payroll and payroll benefits in the first quarter of 2006 were consistent with the first quarter of 2005. In 2006, the company incurred a $0.9 million increase related to employees hired as a result of the Northeast Pipelines and Terminals acquisition in May 2005 and subsequent acquisitions. In 2006, increases in salaries and wages of $1.2 million resulted from an increase in the number of employees and overtime pay due to Buckeye's expanded operations and higher wage rates. Buckeye also experienced increases in benefit costs of $0.3 million in 2006. These increases were partially offset by an increase of capitalized payroll of $0.7 million resulting from increased charges to capital projects by internal personnel and a decrease in severance pay. Buckeye incurred expense of $0.6 million for severance pay and $1.2 million in unit-based compensation in 2005 which did not occur during 2006. The reduction in unit-based compensation resulted from the adoption of FAS123R effective January 1, 2006. (See Note 6 in the Company's Condensed Consolidated Financial Statements for further details).

          Depreciation and amortization expense was $9.1 million in the first quarter of 2006, an increase of $1.7 million from the first quarter of 2005. Depreciation related to assets acquired over the last year was $1.2 million. The remaining increase in depreciation and amortization expense resulted from Buckeye's ongoing maintenance and expansion capital program.

          Operating power costs were $7.1 million for the three months ended March 31, 2006, an increase of $1.0 million from the same period in 2005. The Northeast Pipelines and Terminals and the other assets acquired over the last year added $0.9 million of power costs in the first quarter of 2006. Operating power consists primarily of electricity required to operate pumping facilities.

          Outside services costs increased $0.4 million from $4.2 million in the first quarter of 2005 to $4.6 million in the first quarter of 2006. Outside services costs related to the assets acquired after April 1, 2005 were $0.2 million. Outside services costs consist principally of third-party contract services for pipeline and terminal maintenance activities.

          Property and other taxes were $5.1 million in the first quarter of 2006, an increase of $1.1 million compared to the first quarter of 2005. Property and other taxes in the first quarter of

2006 related to the Northeast Pipelines and Terminals and subsequent acquisitions were $0.6 million. Of the remaining increase of $0.5 million, Buckeye experienced higher real property tax assessments in several states.

          All other costs were $19.1 million for the three months ended March 31, 2006, an increase of $2.4 million compared to $16.7 million in the same period in 2005. The increase reflects $1.1 million of costs associated with fuel purchases by Wes Pac—Reno related to a product-supply arrangement. Other costs related to all acquisitions that occurred after April 1, 2005 were $0.9 million. The Company experienced an increase in professional fees of $0.9 million primarily related to its initial public offering. These cost increases were partially offset by a decrease in casualty losses of $1.0 million. The remainder of the increase related to various other pipeline operating costs.

          Costs and expenses by segment for the quarters ended March 31, 2005 and 2006 were as follows:

	Costs and Expenses
	2005	2006
	(In thousands)
Total costs and expenses
Pipeline Operations	$45,453	$51,133
Terminalling and Storage	9,390	10,657
Other Operations	4,918	4,490

Total	$59,761	$66,280

          Other income (expense) for the three months ended March 31, 2005 and 2006 was as follows:

	Other Income (Expense)
	2005	2006
	(In thousands)
Investment income	$155	$320
Interest and debt expense	(13,097)	(15,729)

Total	$(12,942)	$(15,409)

Equity income	$1,240	$1,380

          Other income (expense) was a net expense of $15.4 million in the first quarter of 2006, compared to a net expense of $12.9 million during the same period in 2005. Investment income for the three months ended March 31, 2006 was consistent with investment income generated during the three months ended March 31, 2005.

          Interest and debt expense was $15.7 million for the three months ended March 31, 2006, an increase of $2.6 million from $13.1 million for the three months ended March 31, 2005. Buckeye incurred approximately $1.6 million in interest expense related to the 5.125% Notes due 2017, which were issued in June 2005. The balance of the increase in interest expense resulted from higher average balances outstanding on Buckeye's 5-year revolving credit facility.

          Equity income in the first quarter of 2006 of $1.4 million was consistent with equity income generated in the first quarter of 2005.

2005 Compared to 2004

          Total revenues for the year ended December 31, 2005 were $408.4 million, $84.9 million or 26.2% greater than revenue of $323.5 million in 2004.

  Pipeline Operations

          Revenue from Pipeline Operations was $306.8 million in 2005 compared to $264.0 million in 2004. The increase of $42.8 million in Pipeline Operations was primarily the result of:

  •
  Wood River Pipe Lines LLC ("Wood River"), a Buckeye subsidiary that acquired the five refined petroleum products pipelines from Shell on October 1, 2004, transportation revenue increase of $23.5 million;

  •
  BPL Transportation, revenue of $12.1 million;

  •
  a 3.7% average tariff rate increase effective May 1, 2005, and a 2.8% average tariff rate increase effective May 1, 2004;

  •
  a 2.8%, or $3.5 million, increase, net of Wood River and BPL Transportation, in gasoline transportation revenue on a 1.0% decrease in gasoline volumes delivered;

  •
  a 3.2%, or $1.3 million, increase, net of Wood River and BPL Transportation, in jet fuel transportation revenue on a 0.5% increase in jet fuel volumes delivered;

  •
  a 4.2%, or $2.7 million, increase, net of Wood River and BPL Transportation, in distillate transportation revenue on a 2.4% increase in distillate volumes delivered;

  •
  a decrease in LPG transportation revenue of $1.0 million as a result of lower LPG volumes delivered;

  •
  a decrease in transportation settlement revenue, representing the settlement of overages and shortages on product deliveries, of $3.4 million; and

  •
  a $3.7 million increase in incidental revenue primarily from increased revenues under a product supply arrangement in connection with WesPac—Reno.

          Product deliveries for each of the three years ended December 31, 2003, 2004 and 2005, including Wood River and BPL Transportation product deliveries, in barrels, were as follows:

	Year Ended December 31,
	2003	2004	2005
	(Average Barrels Per Day)
Product:
Gasoline	578,800	609,000	721,200
Distillate	285,400	293,000	323,600
Turbine Fuel	248,500	273,100	319,600
LPG's	19,100	21,100	16,300
Other	4,600	4,400	4,700

Total	1,136,400	1,200,600	1,385,400

          During the three months in 2004 that Buckeye owned the Wood River pipeline system, volumes on the Wood River pipeline system averaged 196,000 barrels per day. Volumes on all of Buckeye's other pipelines (i.e., excluding the Wood River pipeline system) averaged 1,151,400 barrels per day for 2004.

          During the approximate eight months in 2005 that Buckeye owned the BPL Transportation pipeline system, volumes on the BPL Transportation pipeline system averaged 74,400 barrels per day. Volumes on all of Buckeye's other pipelines (i.e., excluding the BPL Transportation pipeline system) averaged 1,335,800 barrels per day for 2005.

  Terminalling and Storage

          Terminalling and Storage revenue of $68.8 million in 2005 increased by $42.5 million from the comparable period in 2004.

          The terminals acquired from Shell on October 1, 2004 (the "Shell Terminals") generated terminalling and storage revenues of $48.9 million in 2005. This was $39.7 million greater than the terminalling and storage revenues generated by the Shell terminals during the three months they were owned by Buckeye in 2004. The ExxonMobil Terminals generated terminalling and storage revenues of $3.9 million in 2005.

          Terminalling and Storage revenues at other facilities owned by Buckeye were $16.0 million in 2005, a decline of $1.1 million from 2004. The decline in revenue resulted from a decrease in throughput charges of $1.8 million that was partially offset by a $0.7 million increase in rent and incidental charges.

          Average daily throughput for the refined products terminals for the years ended December 31, 2003, 2004 and 2005 were as follows:

	Year Ended December 31,
	2003	2004	2005
	(Average Barrels Per Day)
Refined products throughput	73,000	160,900	419,200

  Other Operations

          Revenue from Other Operations of $32.8 million for the year ended December 31, 2005 decreased by $0.4 million from the comparable period in 2004. Revenues from other operating activities include revenue from pipeline construction activities of $12.0 million, contract operating services of $14.2 million and rental revenues of $6.6 million.

  Operating Expenses

          Costs and expenses for the years ended December 31, 2003, 2004 and 2005 were as follows:

	Operating Expenses
	2003	2004	2005
	(in thousands)
Payroll and payroll benefits	$63,811	$71,481	$82,725
Depreciation and amortization	17,960	21,546	32,408
Operating power	21,899	22,976	26,240
Outside services	17,831	18,921	22,510
Property and other taxes	10,437	13,316	16,802
Construction management	—	12,287	8,932
All other	35,512	47,163	62,960

Total	$167,450	$207,690	$252,577

          Payroll and payroll benefits costs were $82.7 million in 2005, an increase of $11.2 million over 2004. Of this increase, approximately $7.4 million, which represent payroll and payroll benefit costs for the first nine months of 2005, is related to employees added as a result of the acquisition of the Midwest Pipelines and Terminals on October 1, 2004. Employees hired in connection with the acquisition of the Northeast Pipelines and Terminals added $2.0 million of payroll and payroll benefits costs. Of the remaining increase, approximately $3.1 million resulted from increases in wage rates in 2005 compared to 2004, which was partially offset by a decrease in ESOP related expenses of $1.8 million.

          Depreciation and amortization expense of $32.4 million increased by $10.9 million in 2005 over 2004. Depreciation related to the Midwest Pipelines and Terminals for the first nine months of 2005 was $7.6 million. The Northeast Pipelines and Terminals added $2.3 million of depreciation expense in 2005. The remaining increase of $1.0 million resulted from Buckeye's ongoing maintenance and expansion capital program.

          Operating power, consisting primarily of electricity required to operate pumping facilities, was $26.2 million in 2005, an increase of $3.3 million over 2004. The Midwest Pipelines and Terminals added $2.3 million in operating power costs from January 1 through September 30, 2005, and the Northeast Pipelines and Terminals added $1.7 million in operating power costs from the date of acquisition in May 2005. Increases in operating power costs that resulted from the acquisitions of the Midwest Pipelines and Terminals and Northeast Pipelines and Terminals were partially offset by a decrease of $0.8 million at BGC related to the loss of an operations and maintenance contract with a third party in 2004.

          Outside services costs, consisting principally of third-party contract services for maintenance activities, were $22.5 million, an increase of $3.6 million over 2004. Outside services costs related to the Midwest Pipelines and Terminals and Northeast Pipelines and Terminals were $4.5 million for the first nine months of 2005 and $0.8 million, respectively. The increases were partially offset by a decrease of $0.8 million at BGC due to the loss of an operating contract in 2004. The remaining difference is a result of timing of maintenance projects conducted by Buckeye.

          Property and other taxes were $16.8 million in 2005, an increase of $3.5 million over 2004. Property and other taxes related to the Midwest Pipelines and Terminals were $1.9 million for the first nine months in 2005. The Northeast Pipelines and Terminals added $1.3 million of property and other taxes since its date of acquisition in May 2005. Of the remaining increase, Buckeye experienced higher real property tax assessments in several states.

          Construction management costs were $8.9 million in 2005, a decrease from the prior year by $3.4 million. The decrease in construction management costs is a result of the completion of a major construction contract with a chemical company which began in 2004 and was completed in the first quarter of 2005.

          All other costs were $62.9 million in 2005 compared to $47.2 million in 2004, an increase of $15.7 million. Other costs related to the Midwest Pipelines and Terminals during the first nine months of 2005 and Northeast Pipelines and Terminals since their acquisition in May 2005 added $7.1 million and $3.8 million, respectively. Buckeye experienced an increase of $3.5 million in costs related to a product supply arrangement over such costs in 2004. Casualty losses, net of the Midwest Pipelines and Terminals and Northeast Pipelines and Terminals, increased by $1.1 million primarily as a result of pipeline and terminal product releases in 2005.

          Costs and expenses by segment for the years ended December 31, 2003, 2004 and 2005 were as follows:

	Year Ended December 31,
	2003	2004	2005
	(in thousands)
Total costs and expenses:
Pipeline Operations	$137,797	$164,289	$185,303
Terminalling and Storage	11,397	14,924	40,784
Other Operations	18,256	28,477	26,490

Total	$167,450	$207,690	$252,577

          Total other income (expenses) for the years ended December 31, 2003, 2004 and 2005 were as follows:

	Year Ended December 31,
	2003	2004	2005
	(in thousands)
Investment income	$645	$436	$884
Interest and debt expense	(27,704)	(37,968)	(55,366)
Premium paid on retirement of debt	(45,464)	(3,531)	—

Total	$(72,523)	$(41,063)	$(54,482)

Equity income	$3,215	$5,677	$5,303

          Other income (expenses) was a net expense of $54.5 million in 2005, compared to a net expense of $41.1 million in 2004. Investment income in 2005 was consistent with investment income generated in 2004.

          We incurred interest and debt expense of $55.4 million in 2005 compared to interest expense of $38.0 million incurred in 2004, which is an increase of $17.4 million. We incurred additional interest and debt expense in 2005 compared to 2004 due to an increase in the amounts outstanding under our Senior Secured Credit Facility. Approximately $11.3 million of the interest expense incurred in 2005 related to Buckeye's 5.30% Notes due 2014, which were issued in October 2004 in connection with the acquisition of the Midwest Pipelines and Terminals. Buckeye incurred approximately $3.2 million in interest expense related to the 5.125% Notes due 2017, which were issued in June 2005 primarily in connection with the acquisition of the Northeast Pipelines and Terminals. Interest expense was reduced by $2.6 million in 2004 as a result of Buckeye's interest rate swap in effect until December 2004. Increases in interest expense in 2005 were partially offset by an increase in capitalized interest which is due to an increase in the number of capital projects in 2005.

          In 2004, we expensed $3.5 million of deferred financing costs related to our prior credit facility. Such expense was not incurred during 2005.

          Equity income in 2005 of $5.3 million was consistent with equity income generated in 2004.

2004 Compared to 2003

          Total revenues for the year ended December 31, 2004 were $323.5 million, $50.6 million or 18.5% greater than revenue of $272.9 million in 2003.

  Pipeline Operations

          Revenue from Pipeline Operations was $264.0 million in 2004 compared to $234.0 million in 2003. The increase of $30.0 million in Pipeline Operations revenue was primarily the result of:

  •
  Wood River transportation revenue of $8.4 million;

  •
  a 2.8% average tariff rate increase effective May 1, 2004 and a 2.4% average tariff increase effective May 1, 2003;

  •
  a 3.0% increase, net of Wood River, in gasoline transportation revenue of $3.6 million on a 0.2% decrease in gasoline volumes delivered;

  •
  a 7.5% increase, net of Wood River, in jet fuel transportation revenue of $2.9 million with a 5.2% increase in jet fuel volumes delivered. Deliveries to New York City (LaGuardia, JFK and Newark) airports increased by 8.4% but were partially offset by a 16.9% decline in deliveries to the Pittsburgh Airport due to US Airways' schedule reductions and a 55.0% decline in deliveries to Ludlow Air Force Base;

  •
  a 2.0% increase, net of Wood River, in distillate transportation revenue of $1.3 million on a 0.4% increase in distillate volumes delivered;

  •
  a 25.0% increase in LPG transportation revenue of $0.9 million on a 10.8% increase in LPG volumes delivered; and

  •
  an increase of $7.5 million related to a product supply arrangement and certain refined products pipeline maintenance services being recorded on a gross basis rather than the net-of-cost basis previously used.

  Terminalling and Storage

          Terminalling and Storage and rental revenues of $26.4 million in 2004 increased by $11.0 million from the comparable period in 2003. Of this increase, $9.2 million related to throughput revenue generated by the terminals acquired from Shell on October 1, 2004. The remaining increase of $1.8 million was primarily due to increases in rent and incidental revenues.

  Other Operations

          Contract operations revenue of $33.2 million for the year ended December 31, 2004 increased by $9.6 million from the comparable period in 2003. Revenue from pipeline construction activities increased by $12.7 million in 2004, due to a new contract, but was partially offset by a decline in contract operation service revenue of $3.2 million which resulted from the loss of an operations and maintenance contract with a third party.

  Operating Expenses

          Payroll and payroll benefits costs were $71.5 million in 2004, an increase of $7.7 million over 2003. Of this increase, approximately $3.9 million is related to employees added as a result of the acquisition of the Midwest Pipelines and Terminals on October 1, 2004. Buckeye hired approximately 104 employees in 2004, most of whom previously worked for Shell primarily on the Midwest Pipelines and Terminals. The employees were hired as employees of Services Company. Of the remaining increase of $3.8 million of payroll costs in 2004, approximately $1.2 million resulted from Buckeye recording expenses from operation services contracts on a gross basis, rather than the net-of-cost basis previously used. The balance of the increase resulted principally from increases in wage rates in 2004 compared to 2003, as well as increased employee benefits (principally related to retiree medical costs), partially offset by increased salaries and wages capitalized as part of maintenance and expansion capital projects.

          Depreciation and amortization expense of $21.5 million increased by $3.6 million in 2004 over 2003. Depreciation related to the Midwest Pipelines and Terminals was $2.5 million. The remaining increase of $1.1 million resulted from Buckeye's ongoing maintenance and expansion capital program.

          Operating power, consisting primarily of electricity required to operate pumping facilities, was $23.0 million in 2004, an increase of $1.1 million over 2003. The Midwest Pipelines and Terminals added $0.7 million in operating power costs from the date of their acquisition on October 1, 2004. Of the remaining increase of $0.4 million in operating power costs, increases at Buckeye and Laurel of $1.4 million (related to higher volumes) were partially offset by a decrease of $1.0 million at BGC related to the loss of an operations and maintenance contract with a third party in 2004.

          Outside services costs, consisting principally of third-party contract services for maintenance activities, were $18.9 million, an increase of $1.1 million over 2003. Outside services costs related to the Midwest Pipelines and Terminals were $1.6 million. Pipeline and terminals operations added approximately $0.7 million related to ongoing maintenance activities, which were more than offset by reductions of $1.2 million at BGC that resulted from the loss of an operations and maintenance contract with a third party in 2004.

          Property and other taxes were $13.3 million in 2004, an increase of $2.9 million over 2003. Property and other taxes related to the Midwest Pipelines and Terminals were $0.6 million. Of the remaining increases of $2.3 million, Buckeye experienced higher real property tax assessments in several states.

          Construction management costs were $12.3 million in 2004 as a result of a significant construction contract with a major chemical company. Construction management costs were minimal in 2003.

          All other costs were $47.2 million in 2004 compared to $35.5 million in 2003, an increase of $11.7 million. Of this increase, $3.7 million resulted from recording certain expenses on a gross basis compared to the net-of-cost basis previously used, including fuel purchases by WesPac Reno ($3.0 million) and costs related to an operation services contract ($0.7 million). Other costs related to the Midwest Pipelines and Terminals added $2.3 million. Casualty losses increased by $1.4 million in 2004 primarily as a result of pipeline and terminal releases. In addition, in August 2004, BGC elected to be treated as a corporation for Federal income tax purposes. Buckeye accrued $0.5 million, included in operating expenses, related to these income taxes incurred during the period after BGC elected to be treated as a corporation for Federal income tax purposes. Professional fees increased by $2.2 million, principally associated with Sarbanes-Oxley compliance and restructuring of certain agreements between Buckeye GP and its owners and Buckeye. The remainder of the increases related to various other pipeline operating costs.

  Other Income (Expense)

          Other income (expense) was a net expense of $41.1 million in 2004 compared to net expense of $72.5 million in 2003.

          Investment income of $0.4 million in 2004 was consistent with investment income generated in 2003.

          Interest and debt expense in 2004 increased by $10.3 million over 2003. We incurred $2.9 million of interest related to our Senior Secured Credit Facility, which was entered into in May 2004. Buckeye incurred approximately $3.3 million in interest related to its 5.30% Notes due 2014 which were issued in October 2004 in connection with the acquisition of the Midwest Pipelines and Terminals. The balance of the increase in interest expense resulted from higher average balances outstanding on Buckeye's 5-year revolving line of credit in the second half of 2004 compared to 2003, a portion of which was related to the acquisition of the Midwest Pipelines and Terminals.

          In 2004, we expensed $3.5 million of deferred financing costs related to our prior credit facility. In 2003, Buckeye paid a yield maintenance premium of $45.5 million on the retirement of the $240 million Senior Notes of Buckeye.

          Equity income in 2004 of $5.7 million increased by $2.5 million over 2003, which resulted from a full year's investment income from West Texas LPG Pipeline, L.P. ("WTP") compared to five months of such investment income in 2003 (Buckeye's 20% interest in WTP was acquired in August 2003) and increased earnings from Buckeye's ownership interest in West Shore.

Liquidity and Capital Resources

          Our primary objective is to increase our cash available for distribution to our unitholders by actively assisting Buckeye in executing its business strategy. We intend to support Buckeye in the implementation of its business strategy by assisting Buckeye in identifying, evaluating and pursuing growth opportunities.

  Capital Requirements

          Historically, our only capital requirement has been the debt service related to our indebtedness. This indebtedness includes the $100 million term loan used to fund part of the acquisition price of our predecessor, Glenmoor, in May 2004, our $180 million Senior Secured Credit Facility, which was used to repay the $100 million term loan and to make a distribution to our equity owners, and the indebtedness of our Predecessor. As discussed previously, we will pay off the balance outstanding under our Senior Secured Credit Facility, approximately $168.6 million at July 3, 2006, with the proceeds of this offering. Otherwise, we have no capital requirements other than those of Buckeye. Buckeye's primary future capital requirements will consist of:

  •
  maintenance and capital expenditures to maintain the integrity and expand the capabilities of its existing pipelines and terminals;

  •
  expenditures for acquisitions to complement its existing asset base or provide entry into new markets; and

  •
  debt service requirements.

  Liquidity

          Our primary cash-generating asset is our ownership interest in Buckeye's general partner, which owns (i) general partner units, or GP Units, in Buckeye, (ii) approximate one percent general partner interests in Buckeye's subsidiary operating partnerships, and (iii) the incentive distribution rights in Buckeye. Our cash flow is, therefore, directly dependent upon the ability of Buckeye to make cash distributions to its partners. The actual amount of cash that Buckeye will have available for distribution will depend primarily on its ability to generate cash beyond its working capital requirements. Buckeye's primary future sources of liquidity are:

  •
  operating cash flow;

  •
  proceeds from borrowings under its credit facility; and

  •
  proceeds from the issuance of LP units.

          As it has for the years 2003, 2004 and 2005, we believe that Buckeye's cash generated from operations will be sufficient to meet expected maintenance and capital expenditures for 2006.

          Consistent with past practice, we expect that Buckeye's expenditures for acquisitions will be financed with borrowings under its credit facility, issuance of additional LP units or debt securities or a combination thereof. A discussion of Buckeye's credit facility and financing transactions follows:

          On August 6, 2004, Buckeye entered into a $400 million 5-year revolving credit facility. The credit facility contains a one-time expansion feature to $550 million subject to certain conditions. It matures on August 6, 2009. At December 31, 2005 and March 31, 2006, Buckeye had $348.7 million and $298.0 million available under its credit facility, respectively.

          Buckeye's financial strategy is to maintain an investment-grade credit rating, which involves, among other things, the issuance of additional LP units in connection with its acquisitions and internal growth activities in order to maintain financial ratios, including total debt to total capital, acceptable to Buckeye. Since 2003, Buckeye has issued LP units in registered offerings raising approximately $503.5 million in net proceeds in support of its acquisition and growth strategies. Buckeye may issue additional LP units in the future to fund acquisitions and internal growth activities, market conditions permitting. Buckeye is subject, however, to changes in the equity markets for its LP units, and there can be no assurance that Buckeye will be able or willing to access the public or private markets for its LP units in the future. If Buckeye were unable or unwilling to issue additional LP units, Buckeye would be required to either restrict potential future acquisitions or pursue debt or other equity financing alternatives, some of which could involve higher costs.

  Debt

          At December 31, 2005 and March 31, 2006, we and our subsidiaries, together with Buckeye and Services Company, had outstanding approximately $1.1 billion face amount of debt, as summarized below.

  MainLine L.P.

          As described previously, we have a Senior Secured Credit Facility (the "Term Loan") with a consortium of financial institutions arranged by Goldman Sachs Credit Partners. Borrowings under the Term Loan are guaranteed by MainLine Sub LLC. The Term Loan can be prepaid in whole or in part at any time after December 17, 2005 without penalty. Any amounts prepaid prior to December 17, 2005 were subject to a 1% prepayment penalty on amounts prepaid. We may borrow up to an additional $35 million under the Term Loan on or before December 17, 2007 subject to certain provisions.

          Borrowings under the Term Loan bear interest under one of two rate options, selected by us, equal to either (i) the greater of (a) the federal funds rate plus one half of one percent and (b) the prime interest rate or (ii) the London Interbank Offered Rate ("LIBOR") plus an applicable margin. The applicable margin, which was 2.375% at December 31, 2005 and March 31, 2006, is determined based upon an interest coverage ratio defined in the loan agreement. The applicable margin will be 2.375% when the interest rate coverage ratio is less than 4.0 to 1 and 2.00% in periods in which the interest coverage ratio is greater than 4.0 to 1. At December 31, 2005 and March 31, 2006, the interest rate under the Term Loan was approximately 6.88% and 7.31%, respectively.

          We are required to maintain an interest coverage ratio, as defined in the Term Loan agreement, of 1.75 to 1 for each fiscal quarter. The Term Loan also contains a requirement that we maintain an interest expense reserve account in the amount of the anticipated interest payments for the next two quarterly periods, although failure to maintain such a balance is not an event of default under the Term Loan. At December 31, 2005, the amount on deposit in the interest expense reserve account was $5,117,000, compared to estimated interest in the next two quarters of $5,949,000. At

March 31, 2006, the amount on deposit in the interest expense reserve account was $5.7 million, compared to estimated interest in the next two quarters of $6.2 million.

          The Term Loan contains a provision, under which excess cash flow ("ECF"), which is generally defined in the Term Loan agreement as cash revenues less cash expenses along with interest, principal and other payments required under the Term Loan, is used to reduce outstanding principal under the loan. In any quarterly period in which the interest coverage ratio, as defined in the agreement, is less than 2.5 to 1, 100% of ECF is used to reduce outstanding principal. In any quarterly period in which the interest coverage ratio is greater than or equal to 2.5 to 1 but less than 3.5 to 1, 75% of ECF is used to reduce outstanding principal. In any quarterly period in which the interest coverage ratio is greater than or equal to 3.5 to 1 but less than 5.0 to 1, 50% of ECF is used to reduce outstanding principal. When interest coverage ratio is greater than or equal to 5.0 to 1, 25% of interest coverage ratio is used to reduce outstanding principal. At December 31, 2005 and March 31, 2006, the interest coverage ratio was 2.0. The interest coverage ratio and ECF are determined using only amounts attributable to us, excluding amounts attributable to Buckeye and Services Company. Principal payments required, exclusive of ECF, are $1.8 million per year, payable quarterly.

          The balance outstanding under the Term Loan at December 31, 2005 and March 31, 2006 was $173.2 million and $169.0 million, respectively. The balance, approximately $168.6 million at July 3, 2006, will be paid off with the proceeds of this offering.

          We expect that we will enter into a five-year $10 million revolving credit facility with SunTrust Bank, or a syndicate of banks led by SunTrust Bank, in connection with the closing of this offering. SunTrust Bank will act as the sole and exclusive administrative agent for the facility. The credit facility may be used for working capital and other general partnership purposes.

          We will be allowed to prepay all loans under the credit facility at any time without premium or penalty (other than customary LIBOR breakage costs). Amounts drawn under the credit facility will bear interest under one of two rate options, selected by us, equal to either (i) SunTrust Bank's base rate or (ii) LIBOR, as adjusted for statutory reserve requirements for Eurocurrency liabilities, plus an applicable margin. The applicable margin for LIBOR-based loans will be determined based upon the ratings assigned by S&P and Moody's for Buckeye's senior unsecured non-credit enhanced long-term debt. Our ability to borrow amounts under the revolving credit facility will be subject to the execution of customary documentation relating to the facility, including satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents.

          The credit agreement will require us to maintain leverage and funded debt coverage ratios. The leverage ratio covenant will require us to maintain, as of the last day of each fiscal quarter, a ratio of our total funded indebtedness, measured as of the last day of each fiscal quarter, to the aggregate dividends and distributions received by us from Buckeye, plus all other cash received by us, measured for the preceding twelve months, less expenses, of not more than 2.50 to 1.00. The funded debt coverage ratio covenant will require us to maintain, as of the last day of each fiscal quarter, a ratio of total consolidated funded debt of us and Buckeye to consolidated EBITDA (to be defined in the Credit Facility) of us and Buckeye, measured for the preceding twelve months, of not more than 5.25 to 1.00, subject to a provision for increases to 5.75 to 1.00 in connection with future acquisitions.

          The credit agreement will prevent us from declaring dividends or distributions if any default or event of default, as defined in the credit agreement, occurs or would result from such a declaration. In addition, the credit agreement will contain covenants requiring us to adhere to certain financial covenants and limiting the ability of our subsidiaries to, among other things:

  •
  incur or guarantee indebtedness;

  •
  make certain negative pledges and grant certain liens;

  •
  make certain loans, acquisitions and investments;

  •
  make any material changes to the nature of our business; or

  •
  enter into a merger, consolidation or sale of assets.

          If an event of default exists under our credit agreement, the lenders will be able to terminate the credit facility and accelerate the maturity of all outstanding loans, as well as exercise other rights and remedies. Each of the following will be an event of default under our credit facility:

  •
  failure to pay any principal, interest, fees, expenses or other amounts when due;

  •
  failure of any representation or warranty to be true and correct in any material respect;

  •
  failure to perform or otherwise comply with the covenants in the credit agreement or other loan documents, subject to certain grace periods;

  •
  default by us on the payment of any other indebtedness in excess of $5.0 million or default by Buckeye on the payment of any indebtedness in excess of $25.0 million, or any default in the performance of any obligation or condition with respect to such indebtedness beyond the applicable grace period if the effect of the default is to permit or cause the acceleration of the indebtedness;

  •
  bankruptcy or insolvency events involving us or our subsidiaries;

  •
  the entry against us or Buckeye of a judgment in excess of specified amounts, or otherwise having a material adverse effect, that is not stayed, discharged or deferred with specified periods;

  •
  a change in control of us;

  •
  the invalidity or unenforceability of any material provision in our credit agreement or related documents; and

  •
  the occurrence of certain events with respect to employee benefit plans subject to ERISA.

  Services Company

          Services Company's debt consists of its 3.60% Senior Secured Notes (the "3.60% ESOP Notes") due March 28, 2011, payable by the ESOP to a third-party lender. The 3.60% ESOP Notes were issued May 4, 2004 in order to refinance Services Company's 7.24% Senior Secured Notes which were originally issued to purchase Services Company's common stock. The 3.60% ESOP Notes are secured by a pledge of Services Company's common stock and are guaranteed by Services Company. In addition, Buckeye has committed that, in the event that the value of Buckeye's LP units owned by Services Company falls below 125% of the balance payable under the 3.60% ESOP Notes, Buckeye will fund an escrow account with sufficient assets to bring the value of the total collateral (the value of the Services Company LP units and the escrow account) up to the 125% minimum. Amounts deposited in the escrow account are returned to Buckeye when the value of the Services Company's LP units returns to an amount which exceeds the 125% minimum. At December 31, 2005 and March 31, 2006, the value of Buckeye's LP units held by Services Company exceeded the 125% requirement. The balance outstanding on the 3.60% ESOP Notes at December 31, 2005 and March 31, 2006 was $33.6 million and $32.1 million, respectively.

  Buckeye

          As described previously, Buckeye has a $400 million 5-year revolving credit facility (the "Credit Facility") with a syndicate of banks led by SunTrust Bank. The Credit Facility contains a one-time expansion feature to $550 million subject to certain conditions. Borrowings under the Credit Facility are guaranteed by certain of Buckeye's subsidiaries. The Credit Facility matures on August 6, 2009.

At December 31, 2005 and March 31, 2006, Buckeye had $50 million and $100 million outstanding under the Credit Facility, respectively, and another $1.3 million and $2 million used for letters of credit, respectively.

          Borrowings under the Credit Facility bear interest under one of two rate options, selected by Buckeye, equal to either (i) the greater of (a) the federal funds rate plus one half of one percent and (b) SunTrust Bank's prime rate or (ii) the LIBOR plus an applicable margin. The applicable margin is determined based upon ratings assigned by Standard and Poors and Moody's Investor Services for Buckeye's senior unsecured non-credit enhanced long-term debt. The applicable margin, which was 0.5% at December 31, 2005 and March 31, 2006, will increase during any period in which Buckeye's Funded Debt Ratio (described below) exceeds 5.25 to 1.0. At December 31, 2005, Buckeye had $50 million outstanding under the Credit Facility and the weighted average interest rate of borrowings under the Credit Facility was 5.85%, consisting of $30 million borrowed at a LIBOR rate of 4.91% and $20 million borrowed at the base rate of 7.25%. The weighted average interest rate on amounts outstanding under the Credit Facility at March 31, 2006 was 5.22%.

          The Credit Facility contains covenants and provisions which affect Buckeye including covenants and provisions that:

  •
  Restrict Buckeye and certain of its subsidiaries' ability to incur additional indebtedness based on certain ratios described below;

  •
  Prohibit Buckeye and certain of its subsidiaries from creating or incurring certain liens on its property;

  •
  Prohibit Buckeye and certain of its subsidiaries from disposing of property material to its operations; and

  •
  Limit consolidations, mergers and asset transfers by Buckeye and certain of its subsidiaries.

          The Credit Facility requires that Buckeye and its subsidiaries maintain a maximum "Funded Debt Ratio" and a minimum "Fixed Charge Coverage Ratio." The Funded Debt Ratio equals the ratio of Buckeye's long-term debt (including the current portion, if any) to its earnings before interest, taxes, depreciation, depletion and amortization and incentive compensation payments to Buckeye GP ("Adjusted EBITDA") for the four preceding fiscal quarters. As of the end of any fiscal quarter, the Funded Debt Ratio may not exceed 4.75 to 1.00, subject to a provision for increases to 5.25 to 1.00 in connection with future acquisitions. At December 31, 2005 and March 31, 2006, Buckeye's Funded Debt Ratio was 4.37 to 1.00 and 4.40 to 1.00, respectively. The Fixed Charge Coverage Ratio is defined as the ratio of Adjusted EBITDA for the four preceding fiscal quarters to the sum of payments for interest and principal on debt plus certain capital expenditures required for the ongoing maintenance and operation of Buckeye's assets. Buckeye is required to maintain a Fixed Charge Coverage Ratio of greater than 1.25 to 1.00 as of the end of any fiscal quarter. As of December 31, 2005 and March 31, 2006, Buckeye's Fixed Charge Coverage Ratio was 2.98 to 1.00 and 2.86 to 1.00, respectively.

          At December 31, 2005 and March 31, 2006, Buckeye was in compliance with the remainder of its covenants under the Credit Facility.

          In January 2006, Buckeye borrowed $93 million under the Credit Facility in order to fund the acquisitions of a terminal in Niles, Michigan and a natural gas liquids pipeline located in Colorado and Kansas.

          At December 31, 2005 and March 31, 2006, Buckeye also had outstanding $850 million of long-term debt consisting of:

  •
  $300 million aggregate principal amount of 4.625% Notes due 2013 (the "4.625% Notes"),

  •
  $275 million aggregate principal amount of 5.30% Notes due 2014 (the "5.30% Notes"),

  •
  $150 million aggregate principal amount of 6.75% Notes due 2033 (the "6.75% Notes"), and

  •
  $125 million aggregate principal amount of 5.125% Notes due 2017 (the "5.125% Notes").

  Cash Flows from Operations

          The components of cash flows from operations for the years ended December 31, 2003, 2004 and 2005 and three months ended March 31, 2005 and 2006 are as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
	(in thousands)
Net income	$13,606	$2,327	$6,986	$1,228	$2,239
Premium paid on retirement of long-term debt	45,464	3,531	—	—	—
Value of ESOP shares released	6,654	7,148	5,012	1,197	1,047
Depreciation and amortization	17,960	21,546	32,408	7,431	9,104
Non-controlling interest	22,583	78,140	99,704	23,198	23,197
Changes in current assets and liabilities	6,665	(13,758)	(979)	(11,421)	(17,917)
Changes in other assets and liabilities	2,740	5,272	5,832	1,313	1,394
Other	28	(179)	1,974	2	785

Total	$115,700	$104,027	$150,937	$22,948	$19,849

          Cash flows from operations were $19.8 million for the first three months of 2006, a decrease of $3.1 million from cash flows from operations in the first three months of 2005. Net income was $1.3 million for the first quarter of 2006 and $1.2 million for the first quarter of 2005. Depreciation and amortization was $9.1 million for the first quarter of 2006 compared to $7.4 million during the same period in 2005. The increase resulted principally from depreciation and amortization on the Northeast Pipelines and Terminals (acquired on May 5, 2005) and the NGL Pipeline (acquired on January 31, 2006) along with ongoing capital additions. Cash used for working capital was $17.9 million in the first quarter of 2006 compared to $11.4 million in the first quarter of 2005.

          In the first quarter of 2006, the decrease in cash used for working capital resulted from increases in prepaid and other current assets of $6.0 million, construction and pipeline relocation receivables of $1.7 million, and trade receivables of $3.6 million and a decrease in accounts payable of $6.9 million. Prepaid and other current assets increased due to an increase in insurance receivables and an increase in a receivable for activity on the 29-mile ammonia pipeline acquired in November 2005. The increase in construction and pipeline relocation receivables is due to an increase in pipeline relocation activity in the first quarter of 2006. Trade receivables increased due to an increase in Buckeye's pipeline and terminal activities due to its acquisitions. The decrease in accounts payable resulted from the timing of invoice payments at year-end of 2005 as well as lower maintenance and outside service activities in the first quarter compared to year end.

          In the first quarter of 2005, the decrease in cash used for working capital resulted principally from reductions in accounts payable of $7.9 million and accrued and other current liabilities of $5.5 million as well as an increase in trade receivables of $5.2 million, partially offset by a reduction in construction and pipeline relocation receivables of $3.2 million and prepaid and other current assets of $4.5 million. The decrease in accounts payable resulted principally from the timing of invoice payments at year-end 2004 as well as lower maintenance and outside service activities in the first quarter compared to year-end. Lower accrued and other current liabilities resulted from semi-annual interest payments on the 4.625% Notes and the 6.75% Notes totaling $12.0 million, most of which was accrued at year-end. The increase in trade receivables resulted principally from the timing of billings related to terminals operations. The reduction in construction and pipeline relocation receivables resulted from the collection of a large construction contract completed in December 2004. The reduction in prepaid and other current assets resulted principally from the collection of insurance receivables in the first quarter.

          Cash flows from operations were $150.9 million in 2005, compared to $104.0 million in 2004, an increase of $46.9 million. The reasons for the increase were an increase in net income, an increase in depreciation and amortization of $10.9 million (a non-cash expense), an increase in non-controlling interest, and a decrease in working capital, which were partially offset by the premium paid on retirement of long-term debt that occurred in 2004 that did not recur in 2005. Net income in 2005 increased by $4.7 million over net income in 2004, which is a result of an increase in incentive distributions offset by an increase in interest expense and the premium paid on the retirement of long-term debt of $3.5 million. Depreciation and amortization increased by $10.9 million as a result of the inclusion of the Midwest Pipelines and Terminals for twelve months in 2005 compared to three months in 2004, as well as the addition of the Northeast Pipelines and Terminals in May 2005, along with ongoing capital additions. Also, in 2004 we experienced a $13.8 million increase in working capital resulting from the operations Buckeye acquired with the Midwest Pipelines and Terminals which was not repeated in 2005 (working capital increased by $1.0 million). In 2005, increases in trade and other receivables of $6.4 million and construction and pipeline relocation receivables of $1.2 million (related to timing of pipeline billings) were principally offset by a reduction in prepaid and other current assets of $5.6 million and an increase in accounts payable and accrued liabilities of $1.6 million. In 2004, trade receivables increased by $15.4 million and construction receivables increased by $4.4 million. The increase in trade receivables was related to increased outstanding billings related primarily to the terminal assets acquired as part of the Midwest Pipelines and Terminals. In connection with terminal revenue, Buckeye bills on a monthly basis, compared to the weekly basis used in pipeline billings. Construction and pipeline relocation receivables increased in 2004 due to an increase in construction activity in the fourth quarter. Prepaid and other current assets increased by $4.3 million in 2004, principally related to Buckeye's insurance receivables associated with environmental claims. Partially offsetting these reductions in 2004 cash from operations were increases in accounts payable of $1.9 million and accrued and other current liabilities of $8.7 million. The 2004 increase in accrued and other current liabilities resulted from an increase in accrued interest payable related to the timing of the semi-annual interest payments due on Buckeye's 5.30% Notes issued in October 2004 and an increase in Buckeye's accrued environmental liabilities offset by a reduction in amounts accrued for Buckeye defined benefit plan.

          Cash flows from operations were $104.0 million in 2004 compared to $115.7 million in 2003, a decrease of $11.7 million. The reasons for the decrease were decreases in net income and the premium paid on long term debt in 2004 as compared to 2003 and the 2004 increase in working capital of $13.8 million described above compared to a decrease in working capital of $6.7 million in 2003. In 2003, an increase in prepaid and other current assets of $10.2 million was more than offset by increases in accounts payable of $6.2 million and accrued and other current liabilities of $12.0 million. During 2003 trade receivables balances were essentially unchanged. In 2003, accounts payable increased by $6.2 million mostly due to certain insurance amounts payable at year-end. Accrued and other liabilities increased in 2003 by $12.0 million principally due to an increase in accrued interest related to the timing of the semi-annual interest payments due on Buckeye's 4.625% and 6.75% Notes. These changes more than offset the increases in non-controlling interest of $55.6 million and depreciation and amortization of $3.6 million.

  Cash Flows from Investing Activities

          Net cash used in investing activities for the years ended December 31, 2003, 2004 and 2005 and three months ended March 31, 2005 and 2006 are as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
	(in millions)
Capital expenditures	$42.3	$72.8	$77.8	$21.5	$18.3
Acquisitions and equity investments	36.0	761.0	210.2	—	92.8
Other	(18.9)	(3.2)	3.2	2.3	0.7

Total	$59.4	$830.6	$291.2	$23.8	$111.8

          For the three months ended March 31, 2006, Buckeye expended $92.8 million related to acquisitions, including $79.3 million related to the NGL Pipeline, $12.5 million related to the acquisition of the Niles, Michigan terminal and approximately $1 million for miscellaneous asset acquisitions.

          In 2005, cash used for acquisitions and equity investments consisted of the Northeast Pipelines and Terminals ($176.3 million), with the balance expended in connection with a terminal acquisition in Taylor, Michigan, a deposit for a natural gas liquids pipeline acquired in January 2006, the acquisition of an ammonia pipeline located near Houston, Texas and the acquisition of the remainder of the membership interests in WesPac-Reno LLC. In 2004, acquisitions and equity investments consisted of the acquisition of the Midwest Pipelines and Terminals and our acquisition of our Predecessor. In 2003, Buckeye invested $36.0 million for a 20% interest in West Texas LPG Pipeline Limited Partnership ($28.5 million) and an additional 7% interest in West Shore Pipe Line Company ($7.5 million). Our Predecessor also sold $18.0 million of short term investments in 2003.

          In addition, in December 2005, Buckeye acquired an approximately 26-mile pipeline and a 40% interest in Muskegon Pipeline LLC ("Muskegon"). Muskegon owns an approximately 170-mile pipeline which extends from Griffith, Indiana to Muskegon, Michigan (together with the 26-mile pipeline, the "Pipeline Interests"). The Pipeline Interests were acquired in exchange for consideration that included capacity lease agreements (with purchase options) related to one of Buckeye's pipelines and a terminal. Buckeye has recorded the Pipeline Interests at their estimated fair values of $20.1 million, with $4.8 million allocated to the 26-mile pipeline and $15.3 million allocated to the 40% interest in Muskegon.

          Capital expenditures are summarized below:

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
	(in millions)
Sustaining capital expenditures:
Operating infrastructure	$9.5	$11.0	$12.9	$1.7	$3.6
Pipeline and tank integrity	18.9	21.8	10.5	0.9	1.9

Total sustaining	28.4	32.8	23.4	2.6	5.5
Expansion and cost reduction	13.9	40.0	54.4	18.9	12.8

Total	$42.3	$72.8	$77.8	$21.5	$18.3

          In the first quarter of 2006, our capital expenditures were $18.3 million compared to $21.5 million in the first quarter of 2005. The decrease in capital expenditures resulted from a decrease of $6.1 million in expansion and cost reduction projects partially offset by an increase in sustaining capital expenditures, which consists of operating infrastructure and pipeline and tank integrity expenditures, of $2.9 million.

          During 2005, our capital expenditures of $77.8 million increased by $5.0 million from $72.8 million in 2004. In 2005, sustaining capital expenditures decreased by $9.4 million to $23.4 million principally as a result of a reduction in pipeline and tank integrity capital expenditures of $11.3 million, which was only partially offset by an increase in operating infrastructure expenditures of $1.9 million. As described under "—Critical Accounting Policies and Estimates," until December 31, 2005 Buckeye's initial integrity expenditures on its pipelines and tanks were capitalized as part of pipeline cost when such expenditures improved or extended the life of the pipeline or related assets. Subsequent to December 31, 2005 integrity expenditures are expensed. During 2003 and 2004, Buckeye accelerated much of the expenditures required under its comprehensive integrity management plan. Please see "—Pipeline and Terminal Maintenance and Safety Regulation." Accordingly, in 2005 Buckeye was able to reduce such expenditures as it had completed a large portion of its initial integrity expenditures in previous periods. These expenditures included electronic internal inspections, other integrity expenditures and associated repairs and improvements. Also, an increasing portion of Buckeye's integrity expenditures were for subsequent inspections of pipeline and tank infrastructure, which were charged to expense. As a result, Buckeye charged $3.0 million of integrity expenditures to expense in 2005, compared to $0.9 million in 2004, when most of Buckeye's integrity expenditures were for initial integrity inspections. Effective January 1, 2006, Buckeye will begin charging all internal inspection integrity expenditures to expense, whether or not such expenditures are the initial or subsequent internal inspection. Buckeye expects to charge $7 million to $10 million of internal integrity expenditures to expense in 2006. Of this estimated range, approximately $2.8 million would have been capitalized under Buckeye's previous accounting policy, with the remainder charged to expense as a result of Buckeye's conducting subsequent internal inspections.

          During 2005, operating infrastructure expenditures increased to $12.9 million principally as a result of $5.3 million of integration expenditures undertaken in connection with the acquisition of the Midwest Pipelines and Terminals in October 2004 and the acquisition of the Northeast Pipelines and Terminals in May 2005. Buckeye does not anticipate significant capital expenditures related to the integration of these assets in 2006.

          Expansion and cost reduction projects in the first quarter of 2006 include the completion of an approximate 11-mile pipeline and related terminal facilities to serve Federal Express at the Memphis International Airport. This project is being implemented by WesPac Pipelines — Memphis LLC, a 75%-owned subsidiary of Buckeye. The pipeline and terminal construction project is supported by a long-term throughput and deficiency agreement entered into between WesPac Pipelines — Memphis LLC and Federal Express. Expansion projects in the first quarter of 2005 include a capacity expansion project related to the Laurel pipeline across Pennsylvania and the construction of the Memphis International Airport project. The Laurel pipeline project involved the construction of two new pump stations, and the expansion of an existing pump station at Macungie, Pennsylvania, and increased the capacity of the Laurel pipeline by 17%.

          Expansion and cost reduction capital expenditures were $54.4 million in 2005, an increase of $14.4 million from $40.0 million in 2004. The majority of these expenditures related to two major projects. During 2005, Buckeye expended $33.7 million on an approximately 11-mile pipeline and associated terminal to serve the Memphis International Airport. In 2004, approximately $10.3 million was expended in connection with this project. Also in 2005, Buckeye expended approximately $9.3 million to complete a major expansion of its Laurel pipeline across Pennsylvania. In 2004, approximately $11.0 million was expended in connection with this project. The remaining

$11.4 million of expansion and cost reduction capital expended in 2005 related to various other projects including a butane blending project associated with Buckeye's Macungie, Pennsylvania station. In 2004, Buckeye expended approximately $12.8 million to complete the replacement of approximately 45 miles of pipeline in the Midwest between Lima, Ohio and Huntington, Indiana. The pipeline replacement project improved the reliability of the pipeline and expanded its capacity.

          During 2004, our capital expenditures of $72.8 million increased by $30.5 million from 2003. During 2004, Buckeye's sustaining capital expenditures of $32.8 million increased by $4.4 million over 2003. In 2004 and 2003, Buckeye continued to emphasize its pipeline and tank integrity projects, including electronic internal inspections and other integrity assessments and associated repairs, as part of its comprehensive program to comply with legal requirements and to improve the reliability of its pipelines and terminals.

          Expansion and cost reduction expenditures of $39.8 million increased by $26.1 million in 2004 over 2003. These expenditures related primarily to three projects. The first project, which commenced in 2003, involved the replacement of approximately 45 miles of pipeline in the Midwest between Lima, Ohio and Huntington, Indiana, for which approximately $12.8 million was expended in 2004. The remaining projects, which are mentioned above, included the Laurel pipeline expansion and the 11-mile pipeline and associated terminal construction project serving Federal Express at the Memphis International Airport.

          Total capital expenditures among our three operating segments were as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
	(in millions)
Pipeline Operations	$34.8	$67.3	$70.3	$21.4	$14.2
Terminalling and Storage	2.6	3.6	7.0	—	3.9
Other Operations	4.8	1.8	0.5	0.1	0.1
Consolidating level	0.1	0.1	—	—	0.1

Total	$42.3	$72.8	$77.8	$21.5	$18.3

          Buckeye expects to spend approximately $80 million in capital expenditures in 2006, of which approximately $30 million is expected to relate to sustaining capital expenditures and $50 million is expected to relate to expansion and cost reduction projects. Sustaining capital expenditures include renewals and replacement of tank floors and roofs, upgrades to station and terminalling equipment, field instrumentation and cathodic protection systems.

          Expansion and cost reduction expenditures include projects to facilitate increased pipeline volumes, extend the pipeline incrementally to new facilities, expand terminal facilities or improve the efficiency of operations. Among the projects expected to be substantially completed in 2006 are a pipeline connection from a propane storage facility in Illinois to the Wood River pipeline system and the acquisition of a terminal in Indiana expected to enhance pipeline volumes on the Wood River pipeline system.

  Cash Flows from Financing Activities

          Primarily to fund its acquisition and internal growth opportunities (including the May 2005 acquisition of the Northeast Pipelines and Terminals and the October 2004 acquisition of the Midwest Pipelines and Terminals), Buckeye issued debt and equity securities in each of 2003, 2004 and 2005 and the first quarter of 2006, and borrowed amounts under the Credit Facility (portions of which were repaid with the proceeds from the issuance of debt and equity securities).

          Our and Buckeye's financing transactions are summarized below.

  Debt proceeds and payments

          On June 30, 2005, Buckeye sold $125 million aggregate principal of its 5.125% Notes due July 1, 2017 in an underwritten public offering. Proceeds from the note offering, after underwriters' fees and expenses, were approximately $123.5 million. Proceeds from the offering were used in part to repay $122.0 million that was outstanding under the Credit Facility.

          In December 2004, we entered into the Term Loan for $180 million which replaced our $100 million Senior Secured Credit Facility (the "Prior Credit Facility") that was entered into on May 4, 2004 in order to fund part of the acquisition of the Predecessor. The proceeds from the Term Loan were used to refund the amounts outstanding under the Prior Credit Facility and pay a distribution to our partners of $80 million.

          On October 1, 2004, in connection with the acquisition of the Midwest Pipelines and Terminals, Buckeye borrowed a total of $490.0 million, consisting of $300.0 million under a 364-day interim loan (the "Interim Loan") and $190.0 million under the Credit Facility. On October 12, 2004, Buckeye sold $275.0 million aggregate principal amount of its 5.30% Notes due 2014 in an underwritten public offering. Proceeds from the note offering, after underwriter's discount and commissions, were approximately $272.1 million. Proceeds from the note offering, together with additional borrowings under the Credit Facility, were used to repay the Interim Loan.

          On July 7, 2003, Buckeye sold $300 million aggregate principal amount of its 4.625% Notes due 2013 in an underwritten public offering. Proceeds from the note offering, after underwriters' fees and expenses, were approximately $296.4 million. On August 14, 2003, Buckeye sold $150 million aggregate principal amount of its 6.750% Notes due 2033 in a Rule 144A offering. The Notes were subsequently exchanged for equivalent notes which are publicly traded. Proceeds from the note offering, after underwriters' fees and expenses, were approximately $148.1 million. Proceeds from these offerings were used in part to repay all amounts then outstanding under Buckeye's prior credit facility and to repay Buckeye's $240 million Senior Notes and applicable yield maintenance premium of $45.5 million.

          In connection with the repayment of the $240 million Senior Notes, Buckeye was required to pay a yield maintenance premium of $45.5 million. The yield maintenance premium was charged to expense in 2003 in the consolidated financial statements.

          In addition to the above, Buckeye borrowed $24 million, $320 million and $250 million, and repaid $189 million, $247 million and $273 million under the Credit Facility or its prior credit facilities in 2003, 2004 and 2005, respectively. During the first three months of 2006, Buckeye borrowed $115 million under its Credit Facility and repaid $65 million, principally from the proceeds of a LP Unit offering.

          Payments on the Term Loan were approximately $6.8 million and $4.3 million in 2005 and the first quarter of 2006, respectively. Payments on Services Company's ESOP Notes were $4.4 million, $5.6 million and $1.5 million in 2003, 2005 and the first quarter of 2006, respectively. In 2004 the ESOP Notes were refinanced from an interest rate of 7.24% to a rate of 3.60%. Payments in 2004 consisted of $49.3 million: $42 million to retire the previous notes, $2.1 million incurred as debt retirement fee on the transaction and ongoing principal payments of $5.2 million. The original proceeds from the previous notes were used to purchase Services Company's common stock.

  Equity issuances

          On March 7, 2006, Buckeye issued 1.5 million LP units in an underwritten public offering at $44.22 per LP unit. Proceeds from the offering, after underwriter's discount of $1.45 per LP unit and offering expenses, were approximately $64.2 million. Proceeds from the offering were used to reduce amounts outstanding under Buckeye's Credit Facility.

          On May 17, 2005, Buckeye issued 2.5 million LP units in an underwritten public offering at $45.20 per LP unit. Proceeds from the offering, after underwriters' discount of $1.80 per LP unit and offering expenses, were approximately $108.4 million. Proceeds from the offering were used in part to repay $108 million that was outstanding under Buckeye's Credit Facility.

          On February 7, 2005, Buckeye issued 1.1 million LP units in an underwritten public offering at $45.00 per LP unit. Proceeds from the offering, after underwriters' discount of $1.46 per LP unit and offering expenses, were approximately $47.7 million. Proceeds from the offering were used to reduce amounts outstanding under Buckeye's Credit Facility and to fund Buckeye's expansion and cost reduction capital expenditures.

          On October 19, 2004, Buckeye issued 5.5 million LP units in an underwritten public offering at $42.50 per LP unit. Proceeds from the LP unit offering were approximately $223.3 million after underwriters' discount of $1.806 per LP unit and offering expenses and were used to reduce amounts outstanding under Buckeye's Credit Facility.

          On May 4, 2004, MainLine issued: (1) 14,595 Class A Units to MainLine Management LLC (formerly BPL Management LLC) for $14,595; (2) 134,985,405 Class A Units to Carlyle/Riverstone BPL Holdings II, L.P. for $134,985,405; (3) 8,000,000 Class A Units to Trust Under Agreement of Alfred W. Martinelli dated December 29, 1992, David J. Martinelli, Susan Martinelli Shea and William H. Shea, Jr., Trustees F/B/O Susan Martinelli Shea for $8,000,000; (4) 1,400,000 Class A Units to Stephen C. Muther for $1,400,000; (5) 500,000 Class A Units to Brian K. Jury for $500,000; (6) 500,000 Class A Units to Trust Under Agreement of Alfred W. Martinelli dated December 29, 1992, David J. Martinelli and William H. Shea, Jr., Trustees F/B/O David Martinelli for $500,000; (7) 400,000 Class A Units to Eric A. Gustafson for $400,000; and (8) 150,000 Class A Units to Robert A. Malecky for $150,000. Aggregate proceeds of approximately $145.95 million were used to purchase our predecessor, Glenmoor.

          On February 28, 2003, Buckeye issued 1,750,000 LP units in an underwritten public offering at $36.01 per LP unit. Net proceeds to Buckeye, after underwriters' discount of $1.62 per LP unit and offering costs, were approximately $59.9 million. The net proceeds were used to repay a portion of amounts outstanding under Buckeye's prior credit facility.

  Equity distributions and proceeds

          Distributions to non-controlling interests, consisting primarily of Buckeye's distributions to holders of its LP Units, were $26.7 million in the first three months of 2006 compared to $22.9 million in the first three months of 2005. The increase resulted principally from additional LP Units outstanding as a result of Buckeye's issuance of 1.1 million LP Units in February 2005, the issuance of 2.5 million LP Units in May 2005, and an increase in the distribution rate.

          Distributions to non-controlling interest increased from $67.5 million in 2003 to $74.9 million in 2004 and to $97.8 million in 2005. Distributions in 2005 increased over 2004 as a result of increases in the unit distribution rate, the issuance of the 3.6 million LP units in 2005 and the payment of four quarters of distributions on the 5.5 million LP units issued in October 2004 compared to only one quarter in 2004. Distributions in 2004 increased over 2003 as a result of increases in the unit distribution rate and the issuance of the 5.5 million LP units in October 2004.

  Hedging activities

          In accordance with requirements under the prior term loan, we purchased an interest rate cap from Goldman Sachs Capital Markets, L.P. on a notional amount of $50 million for $375,000. Under the interest rate cap, if the variable interest rate we paid on the prior term loan exceeded 5.0%, Goldman Sachs Capital Markets, L.P. would pay us the difference between the variable rate in effect on the $50 million notional amount and the capped rate. We did not designate the interest rate cap as a cash flow hedge and, accordingly, changes in value of the cap have been reflected in income. At December 31, 2004 and 2005 and March 31, 2006, the value of the interest rate cap was $145,000, $96,000 and $190,000, respectively. Interest expense included $230,000 and $49,000 for the period May 4 to December 31, 2004 and the year ended December 31, 2005, respectively. Interest expense was reduced by $94,000 for the three months ended March 31, 2006 due to changes in the value of the interest rate cap.

          In accordance with requirements under our current Term Loan, we entered into two interest rate swap agreements with Goldman Sachs Capital Markets, L.P. We designated these transactions as hedges of our cash flow risk associated with the Term Loan. The first agreement, which terminated on December 22, 2005, was for a notional amount of $172.8 million and called for us to receive floating rate payments based on the notional amount times a rate equal to three-month LIBOR in exchange for paying a fixed rate based on the notional amount times 3.029%. The interest rate swap was effective December 22, 2004, the date of closing of the Term Loan, and terminated on December 22, 2005. The three-month LIBOR reset on dates that coincided with the reset dates for the variable interest rate of the Term Loan. The second agreement is for a notional amount of $86 million and calls for us to receive floating rate payments based on the notional amount times a rate equal to three-month LIBOR in exchange for paying a fixed rate based on the notional amount times 3.853%. The agreement became effective on December 22, 2005 and will terminate December 22, 2007. During 2005, we entered into another interest rate swap agreement. This agreement is for a notional amount of $12 million and calls for us to receive floating rate payments based on the notional amount times a rate equal to three-month LIBOR in exchange for paying a fixed rate based on the notional amount times 4.54%.

          For the period May 4 to December 31, 2004, the year ended December 31, 2005 and the first quarter of 2006, we had no ineffectiveness with respect to our cash flow hedges and, accordingly, no change in the fair value of the hedge has been reflected in net income. The fair value of the interest rate swap agreements was a non-current liability of $11,000 at December 31, 2004 and a non-current asset of $1.5 million and $2.0 million at December 31, 2005 and March 31, 2006, respectively. Interest expense was reduced by $0.4 million for the year ended December 31, 2005 and $0.1 million for the quarter ended March 31, 2006, as a result of the interest rate swaps. A 1% increase or decrease in LIBOR would increase or decrease annual interest expense by $1 million.

          In order to hedge a portion of its fair value risk related to the 4.625% Notes due 2013, on October 28, 2003, Buckeye entered into an interest rate swap agreement with a financial institution. The notional amount of the swap agreement was $100 million. The swap agreement called for Buckeye to receive fixed payments from the financial institution at a rate of 4.625% of the notional amount in exchange for floating rate payments from Buckeye based on the notional amount using a rate equal to the six-month LIBOR (determined in arrears) minus 0.28%. The swap agreement was scheduled to terminate on the maturity date of the 4.625% Notes and interest amounts under the swap agreement were payable semiannually on the same date as interest payments on the 4.625% Notes. Buckeye designated the swap agreement as a fair value hedge at the inception of the agreement and elected to use the short-cut method provided for in Statement of Financial Accounting Standards No. 133, which assumes no ineffectiveness will result from the use of the hedge.

          Buckeye terminated the interest rate swap agreement on December 8, 2004 and received proceeds of $2.0 million. Buckeye has deferred the $2.0 million gain as an adjustment to the fair value of the hedged portion of its debt and is amortizing the gain as a reduction of interest expense over the remaining life of the hedged debt. Interest expense was reduced by $2.6 million in 2004 and by $0.6 million in 2003 as a result of the interest rate swap agreement.

  Operating Leases

          We lease space in an office building and certain office equipment. Buckeye leases certain computing equipment and automobiles. Future minimum lease payments under these non-cancelable operating leases at December 31, 2005 were as follows: $888,000 for 2006, $435,000 for 2007, $305,000 for 2008 and none thereafter.

          Buckeye's operating subsidiaries lease certain land and rights-of-way. Minimum future lease payments for these leases as of December 31, 2005 are approximately $4.2 million for each of the next five years. Substantially all of these lease payments may be canceled at any time should the leased property no longer be required for operations.

          Rent expense under operating leases was $7,824,000, $8,477,000, $8,740,000 and $2,623,000 for the years ended December 31, 2003, 2004 and 2005 and the quarter ended March 31, 2006, respectively.

  Contractual Obligations

          Contractual obligations, as of December 31, 2005, are summarized in the following table:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)
Debt	$1,105,584	$7,811	$15,926	$230,321	$851,526
Interest payable on fixed debt obligations	589,449	46,106	91,516	90,583	361,244
Acquisitions	92,300	92,300	—	—	—
Operating leases	1,628	888	740	—	—
Other long-term obligations	10,458	1,743	3,486	3,486	1,743
Rights-of-way payments	20,930	4,186	8,372	8,372	—
Purchase obligations	16,933	16,933	—	—	—

Total contractual cash obligations	$1,837,282	$169,967	$120,040	$332,762	$1,214,513

          Interest payable on fixed long-term debt obligations include semi-annual payments required for Buckeye's 4.625% Notes, 6.750% Notes, 5.30% Notes and 5.125% Notes. Amounts also include interest due under Services Company's ESOP Notes.

          We have not included interest or principal payments associated with Buckeye's Credit Facility and our Term Loan because we are unable to determine the interest rates that will apply to the interest payments and the principal amounts which will be outstanding during the respective periods.

          Amounts for acquisitions represent amounts for which Buckeye was contractually obligated to close, in January 2006, including a refined petroleum products terminal located in Niles, Michigan and a 350-mile natural gas liquids pipeline.

          Purchase obligations generally represent commitments for recurring operating expenses or capital projects.

          On March 1, 2006, an energy services agreement obligation of $10,458,000 was terminated as a result of Buckeye's purchase of the natural gas engines that were the source of the obligation.

          Services Company's obligations related to its pension and post-retirement benefit plans are discussed in Note 14 in the accompanying consolidated financial statements.

  Environmental Matters

          Buckeye's operating subsidiaries are subject to federal, state and local laws and regulations relating to the protection of the environment. These laws and regulations, as well as Buckeye's own standards relating to protection of the environment, cause the operating subsidiaries to incur current and ongoing operating and capital expenditures. Environmental expenses are incurred in connection with emergency response activities associated with the release of petroleum products to the environment from Buckeye's pipelines and terminals, and in connection with longer term environmental remediation efforts which may involve groundwater monitoring and treatment. Buckeye regularly incurs expenses in connection with these environmental remediation activities. In 2005, Buckeye's operating subsidiaries incurred operating expenses of $9.3 million and, at December 31, 2005, had $21.4 million accrued for environmental matters. At December 31, 2005, Buckeye estimates that approximately $8 million of environmental expenditures incurred will be covered by insurance. These recovery amounts have not been included in expense in the financial statements. Buckeye maintains environmental liability insurance covering all of its pipelines and terminals with a per occurrence deductible in the amount of $2.5 million. Expenditures, both capital and operating, relating to environmental matters are expected to continue due to Buckeye's commitment to maintaining high environmental standards and to increasingly rigorous environmental laws.

  Competition and Other Business Conditions

          Buckeye conducts business without the benefit of exclusive franchises from government entities. In addition, Buckeye's pipeline operations generally operate as common carriers, providing transportation services at posted tariffs and without long-term contracts. Buckeye does not own the products it transports. Demand for the services provided by Buckeye derives from demand for petroleum products in the regions served and the ability and willingness of refiners, marketers and end-users to supply such demand by deliveries through its pipelines. Demand for petroleum products is primarily a function of price, prevailing general economic conditions and weather. Buckeye's businesses are, therefore, subject to a variety of factors partially or entirely beyond their control. Multiple sources of pipeline entry and multiple points of delivery, however, have historically helped maintain stable total volumes even when volumes at particular source or destination points have changed.

          Buckeye's customer base was approximately 160 customers in 2005. Affiliates of Shell contributed 13% of consolidated revenue in 2005. Approximately, 6% of consolidated revenue generated by Shell was in the Pipeline Operations segment and the remaining 7% of consolidated revenue was generated in the Terminalling and Storage segment. The 20 largest customers accounted for 63% of consolidated revenue in 2005. For the years ended December 31, 2004 and 2003, no customer contributed more than 10% of consolidated revenue.

          Generally, pipelines are the lowest cost method for long-haul overland movement of petroleum products. Therefore, Buckeye's most significant competitors for large volume shipments are other pipelines, many of which are owned and operated by major integrated oil companies. Although it is unlikely that a pipeline system comparable in size and scope to Buckeye's pipeline system will be built in the foreseeable future, new pipelines (including pipeline segments that connect with existing pipeline systems) could be built to effectively compete with Buckeye in particular locations.

          Buckeye competes with marine transportation in some areas. Tankers and barges on the Great Lakes account for some of the volume to certain Michigan, Ohio and upstate New York locations during the approximately eight non-winter months of the year. Barges are presently a competitive factor for deliveries to the New York City area, the Pittsburgh area, Connecticut and locations on the Ohio River such as Mt. Vernon, Indiana and Cincinnati, Ohio, and locations on the Mississippi River such as St. Louis.

          Trucks competitively deliver petroleum products in a number of areas served by Buckeye. While their costs may not be competitive for longer hauls or large volume shipments, trucks compete effectively for certain volumes in many areas served by Buckeye. The availability of truck transportation places a significant competitive constraint on the ability of Buckeye to increase its tariff rates.

          Privately arranged exchanges of petroleum products between marketers in different locations are another form of competition. Generally, such exchanges reduce both parties' costs by eliminating or reducing transportation charges. In addition, consolidation among refiners and marketers that has accelerated in recent years has altered distribution patterns, reducing demand for transportation services in some markets and increasing them in other markets.

          Distribution of refined petroleum products depends to a large extent upon the location and capacity of refineries. However, because Buckeye's business is largely driven by the consumption of fuel in its delivery areas and its pipelines have numerous source points, Buckeye does not believe that the expansion or shutdown of any particular refinery is likely, in most instances, to have a material effect on its business. Certain of the pipelines which were acquired from Shell on October 1, 2004, the "Midwest Pipelines and Terminals," emanate from a refinery owned by ConocoPhillips and are located in the vicinity of Wood River, Illinois. While these pipelines are, in part, supplied by connecting pipelines, a temporary or permanent closure of the ConocoPhillips Wood River refinery could have a negative impact on volumes delivered through these pipelines. In addition, Marathon Oil Company recently completed a significant expansion of its refinery located in the Detroit, Michigan area. Buckeye is unable to determine whether the expansion of this Marathon refinery will have an impact on its business.

          Buckeye's mix of products transported tends to vary seasonally. Declines in demand for heating oil during the summer months are, to a certain extent, offset by increased demand for gasoline and jet fuel. Overall, operations have been only moderately seasonal, with somewhat lower than average volume being transported during March, April and May and somewhat higher than average volume being transported in November, December and January.

          Many of the general competitive factors discussed above such as demand for petroleum products and competitive threats from methods of transportation of petroleum products to end users other than pipelines, also impact Buckeye's terminal operations. In addition, Buckeye's terminals generally are in competition with other terminals in the same geographic market for terminal throughput business. Many competitive terminals are owned by major integrated oil companies. These major oil companies may have the opportunity for product exchanges which are not available to Buckeye's terminals. In addition, Buckeye's terminal throughput fees are not regulated. Terminal throughput fees are subject to price competition from competitive terminals and alternate modes of transporting petroleum products to end users such as retail gas stations.

          Other independent pipeline companies, engineering firms and major integrated oil companies and petrochemical companies compete with Buckeye to operate and maintain pipelines. In addition, in many instances, it is more cost-effective for petrochemical companies to operate and maintain their own pipelines than to enter into agreements for Buckeye to operate and maintain such pipelines. Numerous engineering and construction firms compete with Buckeye for pipeline construction business.

Buckeye's Employee Stock Ownership Plan

          Services Company provides the ESOP to the majority of its regular full-time employees hired before September 16, 2004. Certain employees covered by a union multi-employer pension plan and employees hired after September 16, 2004 do not participate in the ESOP. The ESOP owns all of the outstanding common stock of Services Company.

          Services Company common stock is released to employee accounts in the proportion that current payments of principal and interest on the ESOP Notes bear to the total of all principal and interest payments due under the ESOP Notes. Individual employees are allocated shares based on the ratio of their eligible compensation to total eligible compensation. Eligible compensation generally includes base salary, overtime payments and certain bonuses. Except for the period March 1, 2003 through November 1, 2004, Services Company stock held in employee accounts received stock dividends in lieu of cash. The ESOP was amended to eliminate the payment of stock dividends on allocations made after February 28, 2003. Based upon provisions contained in the American Jobs Creation Act of 2004, the plan was amended further to reinstate this feature on allocations made after November 1, 2004. Total ESOP related costs charged to earnings were $10.0 million for the years ended December 31, 2003 and 2004, $6.9 million for the year ended December 31, 2005 and $1.5 million for the quarter ended March 31, 2006.

Critical Accounting Policies and Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to select appropriate accounting principles from those available, to apply those principles consistently and to make reasonable estimates and assumptions that affect revenues and associated costs as well as reported amounts of assets and liabilities. The following describes the estimation risk underlying our critical accounting policies and estimates:

Depreciation Methods and Estimated Useful Lives of Property, Plant and Equipment

          Property, plant and equipment is generally recorded at cost or fair value. Approximately 87% of our consolidated assets consist of property, plant and equipment consisting of pipeline and related transportation facilities, land, rights-of-way, buildings, leasehold improvements and machinery and equipment. The most significant of these assets are pipelines and related facilities, which, consistent with industry practice, are generally depreciated on a straight line basis over an estimated life of 50 years. Depreciation is the systemic and rational allocation of an asset's cost or fair value, less its residual value (if any), to the periods it benefits. Straight line depreciation results in depreciation expense being incurred evenly over the life of an asset.

          The determination of an asset's useful life takes into account a number of factors including technological change, normal depreciation and actual physical usage. If any of these assumptions subsequently change, the estimated useful life of the asset could change and result in an increase or decrease in depreciation expense that could have a material impact on our financial statements.

          At December 31, 2004 and 2005, the net book value of our consolidated property plant and equipment was $1.3 billion and $1.6 billion, respectively. Depreciation expense was $21.0 million and $31.8 million for the years ending December 31, 2004 and 2005, respectively. We do not believe there is a reasonable likelihood that there will be a material change in the future estimated useful life of these assets. In the past. we generally have not determined it necessary to materially change the depreciable lives of our assets. However, a 10% reduction in the depreciable life of these assets, from 50 to 45 years, would increase annual depreciation expense, and reduce operating income by approximately $3.0 million annually.

Reserves for Environmental Matters

          As discussed under "Environmental Matters" above, Buckeye's operating subsidiaries are subject to federal, state and local laws and regulations relating to the protection of the environment. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to existing conditions caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or clean-ups are probable, and the costs can be reasonably estimated based upon past experience and advice of outside engineering, consulting and law firms. Generally, the timing of these accruals coincides with Buckeye's commitment to a formal plan of action. Accrued environmental remediation related expenses include estimates of direct costs of remediation and indirect costs related to the remediation effort, such as compensation and benefits for employees directly involved in the remediation activities and fees paid to outside engineering, consulting and law firms. Historically, our estimates of direct and indirect costs related to the remediation effort have generally not required material adjustments, however the accounting estimates relative to environmental matters are uncertain because; (1) estimated future expenditures related to environmental matters are subject to cost fluctuations and can change materially, (2) unanticipated liabilities may arise in connection with environmental remediation projects and may impact cost estimates, and (3) changes in federal, state and local environmental regulations can significantly increase the cost or potential liabilities related to environmental matters. Buckeye maintains insurance which covers certain environmental expenditures. During 2003, 2004 and 2005, Buckeye's operating subsidiaries incurred environmental related operating expenses, net of insurance recoveries, of $4.9 million, $6.2 million and $9.3 million, respectively. At December 31, 2004 and 2005, the operating subsidiaries had accrued $16.8 million, which included $4.9 million related to the acquisition of the Midwest Pipelines and Terminals, and $21.4 million, respectively for environmental matters. During the first quarter of 2006, Buckeye incurred $1.8 million of operating expense related to environmental matters, net of insurance recoveries, and had accrued $25.4 million at March 31, 2006 for such matters. The environmental accruals are revised as new matters arise, or as new facts in connection with environmental remediation projects require a revision of estimates previously made with respect to the probable cost of such remediation projects. Changes in estimates of environmental remediation for each remediation project will affect operating income on a dollar-for-dollar basis up to Buckeye's self-insurance limit. Buckeye's self-insurance limit is currently $2.5 million per occurrence.

Related Party Transactions

          In connection with its acquisition of the Predecessor, MainLine agreed to pay Carlyle Riverstone BPL Holdings II, L.P. ("CRF") an annual management fee of $300,000 for its services pursuant to a management oversight agreement. General and administrative expenses include $200,000 and $300,000 related to the management fee for the period May 4 to December 31, 2004 and the year ended December 31, 2005, respectively. During the first quarter of 2006, MainLine paid $75,000 to CRF for management services. In connection with the closing of this offering, the management oversight agreement will be terminated.

          Services Company and Buckeye are considered related parties with respect to us and our Predecessor. Our financial statements and those of the Predecessor include the accounts of Services Company and Buckeye on a consolidated basis, and therefore all intercompany transactions have been eliminated.

          With respect to additional related party transactions see "Certain Relationships and Related Transactions."

Recent Accounting Pronouncements

          In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement No. 123 (Revised 2004) "Share-Based Payment" ("SFAS No. 123R") which requires that compensation costs related to share-based payment transactions be recognized in our financial statements and effectively eliminates the intrinsic value method permitted by Accounting Principles Board Opinion No. 25. We have adopted SFAS No. 123R effective January 1, 2006 using the modified prospective method, as permitted under the Statement. The adoption of SFAS No. 123R did not have a material effect on our financial statements.

          In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29" ("SFAS No. 153") which addresses the measurement of exchanges of nonmonetary assets. It eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions", and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

          In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"). FIN 47 clarifies the term conditional asset retirement obligation as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations" as a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. This interpretation became effective for us in the fiscal quarter ended December 31, 2005. The adoption of FIN 47 did not have a material effect on our consolidated financial statements.

          In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections" ("SFAS No. 154"). SFAS No. 154 provides guidance on the accounting for and reporting of changes in accounting principles, estimates, and error corrections. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

          On June 30, 2005, FERC issued an Order on Accounting for Pipeline Assessment Costs (the "Order") to address what has been diverse practice by FERC-regulated pipeline companies (including natural gas pipelines and petroleum product pipelines like Buckeye) and to enhance comparability of financial statements filed with FERC. The Order, which became effective on January 1, 2006, requires companies to record certain costs related to pipeline integrity programs as capital and other costs as operating expenses in financial reports filed with FERC. Buckeye has disclosed that its practice is to capitalize integrity management expenditures when such expenditures improve or extend the life of the pipeline or related assets. Other integrity management costs are expensed as incurred. Buckeye's practice in this regard relates to pipeline internal inspection activities, which generally consist of the use of electronic devices placed in the pipeline to test for and measure anomalies in the pipeline. Prior to January 1, 2006, Buckeye's practice was to capitalize such costs the first time such internal inspections were performed because they were part of a program designed to upgrade and improve Buckeye's overall pipeline system. Subsequent internal pipeline inspection activities were expensed as maintenance and repairs. Buckeye followed this practice for generally accepted accounting principles and periodic regulatory reports to FERC.

          Buckeye has determined that, as of January 1, 2006, it will adopt the requirements of the Order for generally accepted accounting principles as well as regulatory purposes. The Company does not expect the adoption of the Order for generally accepted accounting principles purposes to have a material effect on the Company's financial statements, principally because Buckeye had completed the majority of its initial pipeline internal inspection activities as of January 1, 2006.

Quantitative and Qualitative Disclosures About Market Risk

  Market Risk — Trading Instruments

          Currently, we do not engage in hedging activity with respect to trading instruments.

  Market Risk — Other than Trading Instruments

          We are exposed to risk resulting from changes in interest rates. We do not have significant commodity or foreign exchange risk. Buckeye is exposed to fair value risk with respect to the fixed portion of its financing arrangements (the 5.125% Notes, the 5.30% Notes, the 4.625% Notes and the 6.750% Notes) and we and Buckeye are exposed to cash flow risk with respect to our variable rate obligations (Buckeye's Credit Facility and the Term Loan). Fair value risk represents the risk that the value of the fixed portion of the respective financing arrangements will rise or fall depending on changes in interest rates. Cash flow risk represents the risk that interest costs related to the Credit Facility and the Term Loan will rise or fall depending on changes in interest rates.

          At December 31, 2005 and March 31, 2006, Buckeye had total fixed debt obligations at face value of $850 million, consisting of $125 million of the 5.125% Notes, $275 million of the 5.30% Notes, $300 million of the 4.625% Notes and $150 million of the 6.750% Notes. Services Company had fixed debt obligations of approximately $33.6 million at December 31, 2005 and $32.1 million at March 31, 2006 of its 3.60% ESOP Notes. The fair value of these obligations at December 31, 2005 and March 31, 2006 was approximately $891 million and $848 million, respectively. A 1% increase in rates for obligations of similar maturities would increase the fair value of these obligations by $73 million at December 31, 2005 and $68 million at March 31, 2006. Our variable debt obligation under the Term Loan was $173 million and $169 million at December 31, 2005 and March 31, 2006, respectively. Buckeye's variable debt obligation under the Credit Facility was $50 million and $100 million at December 31, 2005 and March 31, 2006, respectively. Based on the balances outstanding at December 31, 2005 and March 31, 2006, a 1% increase or decrease in interest rates would increase or decrease consolidated annual interest expense by $2.2 million and $2.7 million, respectively.

          In accordance with requirements under the Prior Term Loan, we purchased an interest rate cap from Goldman Sachs Capital Markets, L.P. on a notional amount of $50 million for $375,000. Under the interest rate cap, if the variable interest rate we paid on the Prior Term Loan exceeded 5.0%, Goldman Sachs Capital Markets, L.P. would pay us the difference between the variable rate in effect on the $50 million notional amount and the capped rate. We did not designate the interest rate cap as a cash flow hedge and, accordingly, changes in value of the cap have been reflected in income. At December 31, 2005 and March 31, 2006, the value of the interest rate cap was $96,000 and $190,000, respectively.

          In accordance with requirements under the Term Loan, we entered into two interest rate swap agreements with Goldman Sachs Capital Markets L.P., one of which was outstanding as of

December 31, 2005. We designated these transactions as hedges of our cash flow risk associated with the Term Loan. The currently effective agreement is for a notional amount of $86 million and calls for us to receive floating rate payments based on the notional amount times a rate equal to three-month LIBOR in exchange for paying a fixed rate based on the notional amount times 3.853%. The agreement became effective on December 22, 2005 and will terminate December 22, 2007. During 2005, we entered into another interest rate swap agreement. This agreement is for a notional amount of $12 million and calls for us to receive the floating rate payments based on the notional amount times a rate equal to three-month LIBOR in exchange for paying a fixed rate based on the notional amount times 4.54%.

          For the period May 4 to December 31, 2004, the year ended December 31, 2005 and the quarter ended March 31, 2006, we had no ineffectiveness with respect to its cash flow hedges and, accordingly, no change in the fair value of the hedge has been reflected in net income. The fair value of the interest rate swap agreements was a non-current asset of $1.5 million and $2.0 million at December 31, 2005 and March 31, 2006, respectively. Interest expense was reduced by $0.4 million for the year ended December 31, 2005 and $0.1 million for the quarter ended March 31, 2006 as a result of the interest rate swap agreements. A 1% increase or decrease in LIBOR would increase or decrease annual interest expense by $1 million.

          On October 28, 2003, Buckeye entered into an interest rate swap agreement with a financial institution in order to hedge a portion of its fair value risk associated with its 4.625% Notes. The notional amount of the swap agreement was $100 million. The swap agreement called for Buckeye to receive fixed payments from the financial institution at a rate of 4.625% of the notional amount in exchange for floating rate payments from Buckeye based on the notional amount using a rate equal to the six-month LIBOR (determined in arrears) minus 0.28%. The swap agreement was scheduled to settle on the maturity date of the 4.625% Notes and interest amounts under the swap agreement were payable semiannually on the same date as interest payments on the 4.625% Notes. Buckeye designated the swap agreement as a fair value hedge at the inception of the agreement and elected to use the short-cut method provided for in SFAS No. 133, which assumes no ineffectiveness will result from the use of the hedge. Buckeye terminated the interest rate swap agreement on December 8, 2004 and received proceeds of $2.0 million. Buckeye has deferred the $2.0 million gain as an adjustment to the fair value of the hedged portion of Buckeye's debt and is amortizing the gain as a reduction of interest expense over the remaining life of the hedged debt. Consolidated interest expense was reduced by $2.6 million in 2004 and by $0.6 million in 2003 as a result of the interest rate swap agreement.

BUSINESS

Buckeye GP Holdings L.P.

          We own and control Buckeye GP LLC, which is the general partner of Buckeye Partners, L.P. (NYSE symbol: BPL), a publicly traded Delaware limited partnership. Our primary cash-generating assets are our general partner interests in Buckeye, which consist of (i) general partner units, or GP units, in Buckeye, (ii) the incentive distribution rights in Buckeye, and (iii) approximate one percent general partner interests in Buckeye's subsidiary operating partnerships. The incentive distribution rights entitle us to receive incentive distributions based upon the amount of quarterly cash distributions that Buckeye pays to its limited partners. As the amount of cash distributions paid by Buckeye to its limited partners meets certain target distribution levels, we receive payments equal to an increasing percentage of such cash distributions. Buckeye's most recent quarterly cash distribution was in excess of the highest distribution level. Based upon Buckeye's quarterly distribution of $0.75 per Buckeye limited partner unit, or LP unit, our initial quarterly cash distribution will be $0.205 per common unit, or $0.82 per unit on an annualized basis, to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses.

          Buckeye is principally engaged in the transportation, terminalling and storage of petroleum products in the United States for major integrated oil companies, large refined products marketing companies and major-end users of petroleum products on a fee basis through facilities that Buckeye owns and operates. Buckeye owns and operates one of the largest independent petroleum products pipeline systems in the United States in terms of volumes delivered, with approximately 5,350 miles of pipeline, serving 17 states. Buckeye also operates approximately 2,100 miles of pipeline under agreements with major oil and chemical companies. Further, Buckeye owns and operates 45 active refined petroleum products terminals in Illinois, Indiana, Massachusetts, Michigan, Missouri, New York, Ohio and Pennsylvania with aggregate storage capacity of approximately 17.6 million barrels. Buckeye's pipelines service approximately 100 delivery locations, transporting petroleum products including gasoline, turbine fuel, diesel fuel, heating oil and kerosene from major supply sources to terminals and airports located within major end-use markets. These pipelines also transport other products, such as propane and butane, refinery feedstocks and blending components. Buckeye's transportation services are typically provided on a common-carrier basis under published tariffs. Buckeye's geographical diversity, connections to multiple sources of supply and extensive delivery system help create a stable business. Buckeye is an independent transportation provider that is not affiliated with any oil company or marketer of petroleum products and generally does not own the petroleum products that it transports.

  Our Strengths and Strategies

          Our primary objective is to increase our cash available for distribution to our unitholders by actively assisting Buckeye in executing its business strategy. We intend to support Buckeye in the implementation of its business strategy by assisting Buckeye in identifying, evaluating and pursuing growth opportunities.

          We believe the following competitive strengths of Buckeye position us, through our ownership of the general partner of Buckeye, to execute successfully our business strategy:

  •
  Strategic location of Buckeye's assets.  Buckeye's petroleum products pipeline systems and its terminal and storage facilities are strategically located, allowing Buckeye to promote high levels of overall throughput and incrementally increase pipeline and terminal volumes on its system. Buckeye's assets are primarily located in the northeast and upper midwest areas of the United States, which have historically experienced demand for refined products in excess of local supply. The strategic location of its assets enables Buckeye to take advantage of domestic imbalances and international imports of petroleum products.

  •
  Cash flow stability due to the fee-based nature of Buckeye's business.  Buckeye provides pipeline transportation services at posted tariffs, storage services for a fee and pipeline operation and maintenance services pursuant to contracts. In addition, because Buckeye generally does not take title to the products it transports, it has limited direct exposure to volatile commodity prices.

  •
  Unique market-based tariff.  Buckeye Pipe Line Company L.P., Buckeye's largest operating subsidiary, has a market-based tariff program, approved by the Federal Energy Regulatory Commission, or FERC, providing Buckeye with more flexibility in its tariff pricing than is available under the producer price index pricing formula, which is used by most petroleum products pipelines.

  •
  Flexible sources of supply.  Buckeye's pipeline system is connected to various refineries, third-party pipelines and import marine terminals, which provide flexibility in sourcing throughput. These connections, together with its strong customer relationships, enable Buckeye to maintain stable pipeline throughput.

  •
  Extensive industry experience.  Buckeye has been in the pipeline business for over 100 years. Its senior management and operating personnel have extensive experience in all facets of Buckeye's operations. In addition, Buckeye's affiliation, through us, with Riverstone Holdings, LLC and The Carlyle Group, two leading private equity firms, provides additional management expertise and increased exposure to acquisition opportunities.

          Buckeye's primary objective is to increase the value of its limited and general partner interests by consistently increasing its cash flow and, accordingly, its cash available for distributions to its partners. Buckeye's business strategy to accomplish this objective is to:

  •
  own and operate high-quality logistics assets;

  •
  increase throughput on those of its pipelines and terminals where it has available capacity;

  •
  expand its existing pipelines and terminals to facilitate customer-generated growth;

  •
  maintain and enhance the integrity of its pipelines and terminals;

  •
  focus on customer service in order to remain the provider of choice in the markets it serves; and

  •
  pursue selective strategic acquisition opportunities that complement its existing asset base or provide entry into new markets.

Our Interest in Buckeye

          Our cash flows consist of distributions from Buckeye on the general partner interests we own, which consist of the following:

  •
  243,914 GP units in Buckeye (representing approximately 0.6% of Buckeye's outstanding units as of July 24, 2006);

  •
  the incentive distribution rights described below; and

  •
  approximately a 1% general partner interest in each of the following Buckeye subsidiaries:

  •
  Buckeye Pipe Line

  •
  Laurel

    •
    Everglades

    •
    BPH.

          We also own 80,000 LP units, representing a de minimis limited partner interest in Buckeye.

          Buckeye has historically distributed all of its cash on hand within 60 days of the end of each quarter, less reserves established by its general partner to provide for the proper conduct of Buckeye's business or to provide funds for future distributions.

          Since its initial public offering in 1986, as adjusted for LP unit splits, Buckeye has increased its quarterly distribution by approximately 173%, from $0.275 per LP unit, or $1.10 on an annualized basis, to a current level of $0.75 per LP unit, or $3.00 per LP unit on an annualized basis. Based upon Buckeye's quarterly distribution of $0.75 per LP unit, paid with respect to the first quarter of 2006, and the number of Buckeye LP units outstanding at March 31, 2006, we would receive a quarterly cash distribution of approximately $6.7 million (or approximately $26.8 million on an annualized basis), consisting of $0.5 million ($1.9 million annualized) from our GP units and approximate 1% general partner interest in Buckeye's subsidiary operating partnerships, $6.2 million ($24.7 million annualized) from the incentive distribution rights and $60,000 ($0.2 million annualized) from the 80,000 LP units that we own. This quarterly incentive distribution payment would be 17.0% of the aggregate quarterly cash distribution paid by Buckeye.

          Our incentive distribution rights entitle us to receive amounts equal to specified percentages of the incremental amount of cash distributed by Buckeye to each of its LP units when target distribution levels for each quarter are exceeded. 2,573,146 LP units originally issued to Buckeye's Employee Stock Ownership Plan are excluded for the purpose of calculating incentive distributions. The target distribution levels begin at $0.325 and increase in steps to the highest target distribution level of $0.525 per eligible LP unit. When Buckeye makes quarterly distributions above this level, the incentive distributions include an amount equal to 45% of the incremental cash distributed to each eligible LP unit for the quarter, or approximately 29.5% of total incremental cash distributed by Buckeye above $0.525. Given the current level of quarterly distributions on Buckeye's LP units, the incentive distribution rights already participate at the 45% level. The following table illustrates the percentage allocations of distributions among the owners of Buckeye, including us, at the target distribution levels.

		Distributions to Us as a Percentage of Total Distributions(2)
Buckeye Quarterly Distribution Per LP Unit	Distributions to Owners of LP Units as a Percentage of Total Distributions(1)	GP Units	Incentive Distributions
up to $0.325	99.4%	0.6%	0.0%
above $0.325 up to $0.350	87.2%	0.5%	12.1%
above $0.350 up to $0.375	80.7%	0.5%	18.8%
above $0.375 up to $0.400	77.7%	0.5%	21.8%
above $0.400 up to $0.425	75.0%	0.5%	24.5%
above $0.425 up to $0.525	72.5%	0.4%	27.1%
above $0.525	70.1%	0.4%	29.5%

(1)
Includes distributions made with respect to 80,000 LP units owned by us.

(2)
Excludes distributions made with respect to 80,000 LP units owned by us.

          The table above excludes distributions made by Buckeye's subsidiary operating partnerships with respect to our approximate 1% general partner interests in such subsidiaries. For more information on how our incentive distributions are calculated, please read "How We Make Cash Distributions—Our Sources of Distributable Cash and Incentive Distribution Rights."

          The following graph shows the total cash distributed to us as a result of our ownership of the general partner interests in Buckeye, including the incentive distribution rights, across a range of hypothetical annualized distributions made by Buckeye. The graph illustrates the impact to us of Buckeye raising or lowering its quarterly cash distribution from the most recently paid distribution of $0.75 per LP unit ($3.00 on an annualized basis), which was paid on May 31, 2006 in respect of the quarter ended March 31, 2006. This information assumes:

  •
  Buckeye Partners has approximately 39.4 million LP units outstanding (including approximately 2.6 million which are not eligible for calculating incentive distributions); and

  •
  our continued ownership of 80,000 Buckeye LP units.

          This information is presented for illustrative purposes only and is not intended to be a prediction of future performance. The graph below excludes distributions made by Buckeye's subsidiary operating partnerships with respect to our approximate 1% general partner interests in such subsidiaries. In respect of the quarter ended March 31, 2006, such distributions amounted to $0.3 million.

          The impact to us of changes in Buckeye's cash distribution levels will vary depending on several factors, including the number of Buckeye's outstanding LP units on the record date for cash distributions and the impact of the incentive distribution rights structure. In addition, the level of cash distributions we receive may be affected by the various risks associated with an investment in us, including risks associated with the underlying business of Buckeye. Please read "Risk Factors."

          We will pay an initial quarterly cash distribution of $0.205 per common unit, or $0.82 per unit on an annualized basis, to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including reimbursement of expenses of our general partner. If Buckeye is successful in implementing its business strategy and increasing distributions to its partners, we generally would expect to increase distributions to our unitholders, although the timing and amount of any such increase in our distributions will not necessarily be comparable to any increase in Buckeye's distributions. In November 2006, we will pay a distribution equal to the initial quarterly distribution prorated for the portion of the quarter ending September 30, 2006 that we are a publicly traded partnership. However, we cannot assure you that any distributions will be declared or paid. Please read "Our Cash Distribution Policy and Restrictions on Distributions."

Buckeye Partners, L.P.

Overview

          Buckeye Partners, L.P., is a publicly traded limited partnership organized in 1986 under the laws of the State of Delaware. Buckeye is principally engaged in the transportation, terminalling and storage of petroleum products in the United States for major integrated oil companies, large refined products marketing companies and major end users of petroleum products on a fee basis through facilities that it owns and operates. Buckeye also operates pipelines owned by third parties under contracts with major integrated oil and chemical companies and performs pipeline construction activities, generally for these same customers.

          Buckeye owns and operates one of the largest independent petroleum products pipeline systems in the United States in terms of volumes delivered, with approximately 5,350 miles of pipeline, serving 17 states. Buckeye also operates approximately 2,100 miles of pipeline under agreements with major oil and chemical companies. Further, Buckeye owns and operates 45 active refined petroleum products terminals in Illinois, Indiana, Massachusetts, Michigan, Missouri, New York, Ohio and Pennsylvania with aggregate storage capacity of approximately 17.6 million barrels.

          Buckeye's pipelines service approximately 100 delivery locations, transporting petroleum products including gasoline, turbine fuel, diesel fuel, heating oil and kerosene from major supply sources to terminals and airports located within major end-use markets. These pipelines also transport other products, such as propane and butane, refinery feedstocks and blending components. Buckeye's transportation services are typically provided on a common-carrier basis under published tariffs for customers. Buckeye's geographical diversity, connections to multiple sources of supply and extensive delivery system help create a stable base business. Buckeye is an independent transportation provider that is not affiliated with any oil company or marketer of petroleum products and generally does not own the petroleum products that it transports.

          Buckeye currently conducts all of its operations through the following seven subsidiaries, which we refer to as Buckeye's operating subsidiaries:

  •
  Buckeye Pipe Line owns a 2,643-mile interstate common carrier refined petroleum products pipeline system serving major population centers in eight states. It is the primary turbine fuel provider to John F. Kennedy International Airport, LaGuardia Airport, Newark International Airport and certain other airports within its service territory.

  •
  Laurel owns a 345-mile intrastate common carrier refined products pipeline connecting five Philadelphia area refineries to 10 delivery points across Pennsylvania.

  •
  Wood River owns six refined petroleum products pipelines with aggregate mileage of approximately 925 miles located in Illinois, Indiana, Missouri and Ohio.

  •
  BPL Transportation owns a refined petroleum products pipeline system with aggregate mileage of approximately 478 miles located in New Jersey, New York and Pennsylvania.

  •
  Everglades owns a 37-mile intrastate common carrier refined petroleum products pipeline connecting Port Everglades, Florida to Ft. Lauderdale Hollywood International Airport and Miami International Airport.

  •
  Buckeye NGL owns an approximate 350-mile natural gas liquids pipeline extending generally from the Wattenberg, Colorado area to Bushton, Kansas.

  •
  BPH owns (or in certain instances leases from Buckeye's other subsidiaries) and operates 45 refined petroleum products terminals with aggregate storage capacity of approximately 17.6 million barrels, and owns interests in 535 miles of pipelines in the Midwest, Southwest and West Coast. BPH operates, through its subsidiary Buckeye Gulf Coast Pipe Lines, L.P., or BGH, pipelines in the Gulf Coast region for third parties. BPH also holds minority stock interests in two midwest products pipelines and a natural gas liquids pipeline system.

Buckeye's Business Strategy

          Buckeye's objective is to increase the value of its limited and general partner interests by consistently increasing its cash flow and, accordingly, its cash available for distributions to its unitholders, including us. Buckeye's business strategy to accomplish this objective is to:

  •
  Own and operate high-quality logistics assets;

  •
  Increase throughput on those of its pipelines and terminals where it has available capacity;

  •
  Expand its existing pipelines and terminals to facilitate customer-generated growth;

  •
  Maintain and enhance the integrity of its pipelines and terminals;

  •
  Focus on customer service in order to remain the provider of choice in the markets it serves; and

  •
  Pursue selective strategic acquisition opportunities that complement its existing asset base or provide entry into new markets.

          Buckeye continually evaluates new acquisition opportunities. Consistent with its balanced risk profile, Buckeye focuses its acquisition efforts on stable cash flow businesses with a substantial fee-based component. Since 1999, Buckeye has invested approximately $1.1 billion in acquisitions of various pipeline and terminal businesses and major capital expansion projects. In recent years, major independent and integrated oil and gas companies have sold midstream assets, continuing the trend of rationalization of the energy infrastructure in the United States. We expect this trend will continue and believe Buckeye is well-positioned to take advantage of these opportunities.

Buckeye's Business Activities

          The following discussion describes the business activities of Buckeye's operating segments.

Pipeline Operations

          Buckeye owns and operates petroleum products pipelines which receive petroleum products from refineries, connecting pipelines and bulk and marine terminals, and transports those products to other locations. In 2001 petroleum products transportation accounted for substantially all of Buckeye's consolidated revenues. In 2002, 2003, 2004 and 2005, petroleum products transportation accounted for approximately 87%, 86%, 82% and 75% of Buckeye's consolidated revenues, respectively. In 2005, approximately 6% of consolidated revenue was generated by affiliates of Shell in Pipeline Operations.

          Buckeye transported an average of approximately 1,200,600 barrels of petroleum products per day in 2004 and approximately 1,385,400 barrels per day in 2005. The following table shows the average daily volume and percentage of petroleum products Buckeye transported over the five years ended December 31, 2001, 2002, 2003, 2004 and 2005.

Volume and Percentage of Refined Petroleum Products Transported(a)

	Year Ended December 31,
	2001		2002		2003		2004		2005
	Volume	Percent	Volume	Percent	Volume	Percent	Volume	Percent	Volume	Percent
Gasoline	540.7	49.6%	556.4	50.5%	578.8	50.9%	609.0	50.7%	721.2	52.0%
Jet Fuels	260.0	23.8%	250.9	22.8	248.5	21.9	273.1	22.8	323.6	23.4
Middle Distillates(b)	266.8	24.5%	265.4	24.1	285.4	25.1	293.0	24.4	319.6	23.1
Other Products	22.9	2.1%	28.7	2.6	23.7	2.1	25.5	2.1	21.0	1.5
Total	1,090.4	100.0%	1,101.4	100.0%	1,136.4	100.0%	1,200.6	100.0%	1,385.4	100.0%

(a)
Excludes local product transfers.

(b)
Includes diesel fuel, heating oil, kerosene and other middle distillates.

          Buckeye provides pipeline transportation service in the following states: California, Colorado, Connecticut, Florida, Illinois, Indiana, Kansas, Massachusetts, Michigan, Missouri, New Jersey, Nevada, New York, Ohio, Pennsylvania and Tennessee.

          Pennsylvania — New York — New Jersey.    Buckeye Pipe Line serves major population centers in Pennsylvania, New York and New Jersey through 928 miles of pipeline. Refined petroleum products are received at Linden, New Jersey from approximately 17 major source points, including two refineries, six connecting pipelines and nine storage and terminalling facilities. Products are then transported through two lines from Linden, New Jersey to Macungie, Pennsylvania. From Macungie, the pipeline continues west through a connection with the Laurel pipeline to Pittsburgh, Pennsylvania (serving Reading, Harrisburg, Altoona/Johnstown and Pittsburgh, Pennsylvania) and north through eastern Pennsylvania into New York (serving Scranton/Wilkes-Barre, Binghamton, Syracuse, Utica, Rochester and, via a connecting carrier, Buffalo, New York). Buckeye Pipe Line leases capacity in one of the pipelines extending from Pennsylvania to upstate New York to a major oil pipeline company. Products received at Linden, New Jersey are also transported through one line to Newark International Airport and through two additional lines to JFK and LaGuardia airports and to commercial refined products terminals at Long Island City and Inwood, New York. These pipelines supply JFK, LaGuardia and Newark International Airports with substantially all of each airport's turbine fuel requirements.

          In addition, BPL Transportation's pipeline system acquired from ExxonMobil in May 2005 delivers refined products from the Valero refinery located in Paulsboro, New Jersey to destinations in New Jersey, Pennsylvania, and New York. A portion of the pipeline system extends from Paulsboro, New Jersey to deliver products to Malvern, Pennsylvania. From Malvern, a pipeline segment delivers product to locations in upstate New York, while another segment delivers refined products to central Pennsylvania. Two shorter pipeline segments connect the Valero refinery to the Colonial pipeline system and the Philadelphia International Airport, respectively.

          The Laurel pipeline system transports refined petroleum products through a 345-mile pipeline extending westward from five refineries and a connection to the Colonial pipeline system in the Philadelphia area to Reading, Harrisburg, Altoona/Johnstown and Pittsburgh, Pennsylvania.

          Illinois — Indiana — Michigan — Missouri — Ohio.     Buckeye Pipe Line and Norco Pipe Line Company, LLC, a subsidiary of BPH, transport refined petroleum products through 2,025 miles of pipeline in northern Illinois, central Indiana, eastern Michigan, western and northern Ohio and western Pennsylvania. A number of receiving lines and delivery lines connect to a central corridor which runs from Lima, Ohio through Toledo, Ohio to Detroit, Michigan. Refined petroleum products are received at a refinery and other pipeline connection points near Toledo, Lima, Detroit and East Chicago, Illinois. Major market areas served include Peoria, Illinois; Huntington/Fort Wayne,

Indianapolis and South Bend, Indiana; Bay City, Detroit and Flint, Michigan; Cleveland, Columbus, Lima and Toledo, Ohio and Pittsburgh, Pennsylvania.

          Wood River owns six refined petroleum products pipelines with aggregate mileage of approximately 925 miles located in the midwestern United States. Refined petroleum products are received at the ConocoPhillips Wood River refinery in Illinois and transported to the Chicago area, to a terminal in the St. Louis, Missouri area and to the Lambert St. Louis Airport, to receiving points across Illinois and Indiana and to Buckeye Pipe Line's pipeline in Lima, Ohio. At Buckeye's tank farm located in Hartford, Illinois, one of Wood River's pipelines also receives refined petroleum products from the Explorer pipeline which are transported to Buckeye's 1.3 million barrel terminal located on the Ohio River in Mt. Vernon, Indiana. Wood River also owns an approximately 26-mile pipeline that extends from Marathon's Wood River Station in Southern Illinois to a third party terminal in the East St. Louis, Missouri area.

          Colorado — Kansas.    Buckeye NGL owns an approximately 350-mile natural gas liquids pipeline that extends generally from the Wattenberg, Colorado area to Bushton, Kansas. This pipeline was acquired from BP Pipelines (North America) Inc. in January 2006.

          Other Refined Products Pipelines.    Buckeye Pipe Line serves Connecticut and Massachusetts through 112 miles of pipeline, which we refer to as the Jet Lines System, that carry refined products from New Haven, Connecticut to Hartford, Connecticut and Springfield, Massachusetts.

          Everglades transports primarily turbine fuel on a 37-mile pipeline from Port Everglades, Florida to Ft. Lauderdale-Hollywood International Airport and Miami International Airport. Everglades supplies Miami International Airport with substantially all of its turbine fuel requirements.

          WesPac Pipelines-Reno LLC, or WesPac Reno, owns a 3-mile pipeline serving the Reno/Tahoe International Airport. WesPac Pipelines-San Diego LLC, or WesPac San Diego, owns a 4.3 mile pipeline serving the San Diego International Airport. WesPac Pipelines-Memphis LLC, or WesPac Memphis, has constructed and operates an 11-mile pipeline and related terminal facilities to serve Memphis International Airport. Each of the WesPac entities originally was a joint venture between BPH and Kealine Partners. In May 2005, BPH purchased the membership interest in WesPac Reno owned by Kealine Partners for approximately $2.5 million. Thus, at December 31, 2005, BPH owns 100% of WesPac Reno. BPH has a 75% ownership interest in WesPac Memphis and a 50% ownership interest in WesPac San Diego. Kealine Partners owns the remaining interest in these two joint ventures. As of December 31, 2005, Buckeye had provided an aggregate of approximately $40.3 million in intercompany debt financing to these WesPac entities.

Terminalling and Storage

          Through BPH and its subsidiary, Buckeye Terminals, Buckeye's Terminalling and Storage segment owns and operates 45 terminals located in Illinois, Indiana, Massachusetts, Michigan, Missouri, New York, Ohio and Pennsylvania that provide bulk storage and throughput services and have the capacity to store an aggregate of approximately 17.6 million barrels of refined petroleum products. In addition, Buckeye Terminals owns five currently idled terminals with an aggregate storage capacity of approximately 924,000 barrels. In 2001, 2002, 2003, 2004 and 2005, terminalling and storage activities provided approximately 7%, 8%, 6%, 8% and 17% of consolidated revenues, respectively. In addition, affiliates of Shell contributed 7% of consolidated revenue in Terminalling and Storage activities in 2005.

          Buckeye's refined products terminals receive refined products from pipelines and distribute them to third parties, who in turn deliver them to end-users and retail outlets. Buckeye's refined products terminals play a key role in moving refined products to the end-user market by providing storage and inventory management, distribution, blending to achieve specified grades of gasoline, and other ancillary services that include the injection of ethanol and other additives. Typically, Buckeye's terminal facilities consist of multiple storage tanks and are equipped with automated truck loading equipment that is available 24 hours a day. This automated system provides for control of allocations, credit and carrier certification.

          Buckeye's refined products terminals derive most of their revenues from terminalling fees paid by customers. A fee is charged for receiving refined products into the terminal and delivering them to trucks, barges, or pipelines. In addition to terminalling fees, Buckeye's revenues are generated by charging customers fees for blending and injecting additives, and, in certain instances, leasing terminal capacity to customers on either a short-term or long-term basis. Of Buckeye's 45 refined products terminals, 32 are connected to Buckeye's pipelines, and 13 are not connected to Buckeye's pipelines.

          In December 2005, Buckeye Terminals acquired a refined products terminal located in Taylor, Michigan from affiliates of Atlas Oil Company. The terminal has aggregate storage capacity of approximately 260,000 barrels, as well as rail offloading capabilities used to offload ethanol for blending with gasoline at the terminal.

          The table below sets forth the total average daily throughput for the refined products terminals in each of the years and quarters presented:

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
Refined products throughput (barrels per day)	73,000	160,900	419,200	382,500	447,400

          The following table outlines the number of terminals and storage capacity in barrels by state:

State	Number of Terminals	Storage Capacity
		(in thousands)
Illinois	5	1,574
Indiana	9	6,847
Massachusetts	1	106
Michigan	6	1,792
Missouri	2	345
New York	9	2,067
Ohio	9	3,501
Pennsylvania	4	1,372

Total	45	17,604

Other Operations

          The business of Buckeye's Other Operations segment consists primarily of pipeline operation and maintenance services and pipeline construction services for third parties pursuant to contractual arrangements. Buckeye Gulf Coast Pipe Lines, L.P., or Buckeye Gulf Coast, a wholly owned subsidiary of BPH, is a contract operator of pipelines owned in Texas by major petrochemical companies. Buckeye Gulf Coast currently has 11 operations and maintenance contracts in place. In addition, Buckeye Gulf Coast owns a 29-mile ammonia pipeline and a 23-mile pipeline located in Texas and leases a portion of the pipeline to a third-party chemical company. Subsidiaries of Buckeye Gulf Coast also own an approximate 63% interest in a crude butadiene pipeline between Deer Park, Texas and Port Arthur, Texas. Volumes of crude butadiene transported on this pipeline, known as the Sabina pipeline, are supported by a long-term throughput agreement with Sabina Petrochemicals, LLC. Buckeye Gulf Coast also provides engineering and construction management services to major chemical companies in the Gulf Coast area.

          In 2001, 2002, 2003, 2004 and 2005, other operations activities generated revenues of approximately 4%, 5%, 9%, 10% and 8% of consolidated revenues, respectively.

Other Investments

          BPH owns a 24.99% equity interest in West Shore Pipe Line Company, or West Shore. West Shore owns and operates a pipeline system that originates in the Chicago, Illinois area and extends north to Green Bay, Wisconsin and west and then north to Madison, Wisconsin. The pipeline system transports refined petroleum products to markets in northern Illinois and Wisconsin. The other equity holders of West Shore are a number of major oil companies. The pipeline is operated under contract by Citgo Pipeline Company.

          BPH also owns a 20% equity interest in West Texas LPG Pipeline, L.P. West Texas LPG Pipeline, L.P. owns and operates a pipeline system that delivers natural gas liquids to Mont Belvieu, Texas for fractionation. The natural gas liquids are delivered to the WTP pipeline system from the Rocky Mountain region via connecting pipelines and from gathering fields located in West and Central Texas. The majority owners and the operators of WTP are affiliates of ChevronTexaco, Inc.

          BPH also owns a 40% equity interest in Muskegon Pipeline LLC, or Muskegon. The majority owner of Muskegon is Marathon Pipe Line LLC. Muskegon owns an approximately 170-mile pipeline that delivers petroleum products from Griffith, Indiana to Muskegon, Michigan. The pipeline is operated by Marathon Pipe Line LLC.

Employees

          At December 31, 2005, Services Company employed all of the employees that work for Buckeye's operating subsidiaries. At December 31, 2005, Services Company had 801 full-time employees. Prior to December 26, 2004, the 122 employees of Norco, Buckeye Gulf Coast and Buckeye Terminals, each a wholly-owned subsidiary of BPH, were employed directly by each respective entity. On December 26, 2004, these employees became employees of Services Company. Under a Services Agreement among Services Company and Buckeye's operating subsidiaries, Services Company continues to employ the employees that work for Buckeye's operating subsidiaries, and is reimbursed by Buckeye's operating subsidiaries and their subsidiaries for the costs of those services. Under the Services Agreement, certain executive compensation costs and related benefits are not reimbursed by Buckeye or its operating subsidiaries, but are instead reimbursed by MainLine Sub LLC pursuant to an Executive Employment Agreement between MainLine Sub LLC, Buckeye GP LLC and Services Company.

Government Regulation

General

          Buckeye Pipe Line, Wood River, BPL Transportation, Buckeye NGL and Norco operate pipelines in interstate common carrier services subject to the regulatory jurisdiction of FERC under the Interstate Commerce Act and the Department of Energy Organization Act. FERC regulation requires that interstate oil pipeline rates be posted publicly and that these rates be "just and reasonable" and non-discriminatory. FERC regulation also enforces common carrier obligations and specifies a uniform system of accounts. In addition, Wood River, Buckeye Pipe Line, BPL Transportation, Buckeye NGL, Norco and the other operating subsidiaries are subject to the jurisdiction of certain other federal agencies with respect to environmental and pipeline safety matters.

          The operating subsidiaries are also subject to the jurisdiction of various state and local agencies, including, in some states, public utility commissions which have jurisdiction over, among other things, intrastate tariffs, the issuance of debt and equity securities, transfers of assets and pipeline safety. Laurel operates a pipeline in intrastate service across Pennsylvania and its tariff rates are regulated by the Pennsylvania Public Utility Commission. Wood River operates a pipeline in intrastate service in Illinois and tariff rates related to this pipeline are regulated by the Illinois Commerce Commission.

FERC Rate Regulation

          The generic oil pipeline regulations issued under the Energy Policy Act of 1992 rely primarily on an index methodology, whereby a pipeline is allowed to change its rates in accordance with an index (currently the Producer Price Index, or PPI, plus 1.3%) that FERC believes reflects cost changes appropriate for application to pipeline rates. This methodology is used to establish rates on the pipelines owned by Wood River, BPL Transportation, Buckeye NGL and Norco. The indexing method allows a pipeline to increase its rates by a percentage equal to the change in the annual producer price index for finished goods, or PPI, plus 1.3 percent. If the percentage is negative, Buckeye could be required to reduce the rates charged by Wood River, BPL Transportation, Buckeye NGL and Norco if they exceed the new maximum allowable rate.

          In addition, in decisions involving unrelated pipeline limited partnerships, FERC had a longstanding rule that pass-through entities, like Buckeye, may not claim an income tax allowance for income attributable to non-corporate limited partners in justifying the reasonableness of their rates. Buckeye's general partner believes only a small percentage of Buckeye's LP units are held by corporations. Further, in a July 2004 decision involving an unrelated pipeline limited partnership, the United States Court of Appeals for the District of Columbia Circuit overruled a prior FERC decision allowing a limited partnership to claim a partial income tax allowance. This opinion suggested that in the future a limited partnership may not be able to claim any income tax allowance despite being partially owned by a corporation. In December 2004, FERC issued a Notice of Inquiry seeking comments regarding whether the July 2004 appeals court decision applies only to the specific facts of that case, or whether it applies more broadly, and, if the latter, what effect that ruling might have on energy infrastructure investments. On May 4, 2005, FERC adopted a policy statement providing that all entities owning public utility assets — oil and gas pipelines and electric utilities — would be permitted to include an income tax allowance in their cost-of-service rates to reflect the actual or potential income tax liability attributable to their public utility income, regardless of the form of ownership. FERC determined that any pass-through entity seeking an income tax allowance in a rate proceeding must establish that its partners have an actual or potential income tax obligation on the entity's public utility income. The amount of any income tax allowance will be reduced accordingly to the extent that any of the partners do not have an actual or potential income tax obligation. This reduction will be reflected in the weighted income tax liability of the entity's partners. Whether a pipeline's owners have such actual or potential income tax liability will be reviewed by the FERC on a case-by-case basis. This policy was applied by FERC in June 2005 with an order involving SFPP, L.P. FERC found that SFPP, L.P. should be afforded an income tax allowance on all of its partnership interests to the extent that the ultimate owners of those interests had an actual or potential income tax obligation during the periods at issue for the income of a jurisdictional pass-through entity. In December 2005, FERC reaffirmed its new income tax allowance policy as it applies to SFPP, L.P. It directed SFPP, L.P. to provide certain evidence necessary for determination of its income tax allowance. FERC's remand decision of the July 2004 opinion and the new tax allowance policy have been appealed to the United States Court of Appeals for the District of Columbia Circuit. Rehearing of the December 2005 order has also been sought. The ultimate outcome of these proceedings is not certain and could result in changes to the FERC's treatment of income tax allowances in cost of service. We expect the final adoption and implementation by FERC of the policy statement in individual cases will be subject to review by the United States Court of Appeals.

          A shipper or FERC could cite these decisions in a protest or complaint challenging indexed rates maintained by certain of Buckeye's operating subsidiaries. If a challenge were brought and FERC were to find that some of the indexed rates exceed levels justified by the cost of service, FERC could order a reduction in the indexed rates and could require reparations. As a result, our results of operations could be adversely affected.

          Under FERC's regulations, as an alternative to indexed rates, a pipeline may be allowed to charge market-based rates if the pipeline establishes that it does not possess significant market power in a particular market.

          Buckeye Pipe Line's rates are governed by an exception to the rules discussed above, pursuant to specific FERC authorization. Buckeye Pipe Line's market-based rate regulation program was initially approved by FERC in March 1991 and was subsequently extended in 1994. Under this program, in markets where Buckeye Pipe Line does not have significant market power, individual rate increases: (a) will not exceed a real (i.e., exclusive of inflation) increase of 15% over any two-year period (the "rate cap"), and (b) will be allowed to become effective without suspension or investigation if they do not exceed a "trigger" equal to the change in the Gross Domestic Product implicit price deflator since the date on which the individual rate was last increased, plus 2%. Individual rate decreases will be presumptively valid upon a showing that the proposed rate exceeds marginal costs. In markets where Buckeye Pipe Line was found to have significant market power and in certain markets where no market power finding was made: (i) individual rate increases cannot exceed the volume-weighted average rate increase in markets where Buckeye Pipe Line does not have significant market power since the date on which the individual rate was last increased and (ii) any volume-weighted average rate decrease in markets where Buckeye Pipe Line does not have significant market power must be accompanied by a corresponding decrease in all of Buckeye Pipe Line's rates in markets where it does have significant market power. Shippers retain the right to file complaints or protests following notice of a rate increase, but are required to show that the proposed rates violate or have not been adequately justified under the market-based rate regulation program, that the proposed rates are unduly discriminatory, or that Buckeye Pipe Line has acquired significant market power in markets previously found to be competitive.

          The Buckeye Pipe Line program was subject to review by FERC in 2000 when FERC reviewed the index selected in the generic oil pipeline regulations. FERC decided to continue the generic oil pipeline regulations with no material changes and did not modify or discontinue Buckeye Pipe Line's program. We cannot predict the impact that any change to Buckeye Pipe Line's rate program would have on Buckeye Pipe Line's operations. Independent of regulatory considerations, we expect that tariff rates will continue to be constrained by competition and other market factors.

Environmental Matters

          The operating subsidiaries are subject to federal, state and local laws and regulations relating to the protection of the environment. Although we believe that the operations of the operating subsidiaries comply in all material respects with applicable environmental laws and regulations, risks of substantial liabilities are inherent in pipeline operations, and there can be no assurance that material environmental liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly rigorous environmental laws, regulations and enforcement policies thereunder, and claims for damages to property or injuries to persons resulting from the operations of the operating subsidiaries could result in substantial costs and liabilities to Buckeye. Please read "—Litigation" and "—Liquidity and Capital Resources—Environmental Matters."

          The Oil Pollution Act of 1990 ("OPA") amended certain provisions of the federal Water Pollution Control Act of 1972, commonly referred to as the Clean Water Act ("CWA"), and other statutes as they pertain to the prevention of and response to petroleum product spills into navigable waters. The OPA subjects owners of facilities to strict joint and several liability for all containment and clean-up costs and certain other damages arising from a spill. The CWA provides penalties for any discharges of petroleum products in reportable quantities and imposes substantial liability for the costs of removing a spill. State laws for the control of water pollution also provide varying civil and criminal penalties and liabilities in the case of releases of petroleum or its derivatives into surface waters or into the ground.

          Contamination resulting from spills or releases of petroleum products occurs in the petroleum pipeline industry. The operating subsidiaries' pipelines cross numerous navigable rivers and streams. Although we believe that the operating subsidiaries comply in all material respects with the spill prevention, control and countermeasure requirements of federal laws, any spill or other release of petroleum products into navigable waters may result in material costs and liabilities to Buckeye.

          The Resource Conservation and Recovery Act ("RCRA"), as amended, establishes a comprehensive program of regulation of "hazardous wastes." Hazardous waste generators, transporters, and owners or operators of treatment, storage and disposal facilities must comply with regulations designed to ensure detailed tracking, handling and monitoring of these wastes. RCRA also regulates the disposal of certain non-hazardous wastes. As a result of these regulations, certain wastes typically generated by pipeline operations are considered "hazardous wastes" which are subject to rigorous disposal requirements.

          The Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), also known as "Superfund," governs the release or threat of release of a "hazardous substance." Releases of a hazardous substance, whether on or off-site, may subject the generator of that substance to liability under CERCLA for the costs of clean-up and other remedial action. Pipeline maintenance and other activities in the ordinary course of business generate "hazardous substances." As a result, to the extent a hazardous substance generated by the operating subsidiaries or their predecessors may have been released or disposed of in the past, the operating subsidiaries may in the future be required to remedy contaminated property. Governmental authorities such as the Environmental Protection Agency, and in some instances third parties, are authorized under CERCLA to seek to recover remediation and other costs from responsible persons, without regard to fault or the legality of the original disposal. In addition to their potential liability as a generator of a "hazardous substance," the property or right-of-way of the operating subsidiaries may be adjacent to or in the immediate vicinity of Superfund and other hazardous waste sites. Accordingly, the operating subsidiaries may be responsible under CERCLA for all or part of the costs required to clean up such sites, which costs could be material.

          The Clean Air Act, amended by the Clean Air Act Amendments of 1990 (the "Amendments"), imposes controls on the emission of pollutants into the air. The Amendments required states to develop facility-wide permitting programs over the past several years to comply with new federal programs. Existing operating and air-emission requirements like those currently imposed on the operating subsidiaries are being reviewed by appropriate state agencies in connection with the new facility-wide permitting program. It is possible that new or more stringent controls will be imposed upon the operating subsidiaries through this permit review process.

          The operating subsidiaries are also subject to environmental laws and regulations adopted by the various states in which they operate. In certain instances, the regulatory standards adopted by the states are more stringent than applicable federal laws.

Pipeline and Terminal Maintenance and Safety Regulation

          The pipelines operated by the operating subsidiaries are subject to regulation by the United States Department of Transportation ("DOT") under the Hazardous Liquid Pipeline Safety Act of 1979 ("HLPSA"), and its subsequent re-authorizations relating to the design, installation, testing, construction, operation, replacement and management of pipeline facilities. HLPSA covers petroleum and petroleum products and requires any entity that owns or operates pipeline facilities to comply with applicable safety standards, to establish and maintain a plan of inspection and maintenance and to comply with such plans.

          The Pipeline Safety Reauthorization Act of 1988 requires coordination of safety regulation between federal and state agencies, testing and certification of pipeline personnel, and authorization of safety-related feasibility studies. Buckeye has a drug and alcohol testing program that complies in all material respects with the regulations promulgated by the Office of Pipeline Safety and DOT.

          HLPSA also requires, among other things, that the Secretary of Transportation consider the need for the protection of the environment in issuing federal safety standards for the transportation of hazardous liquids by pipeline. The legislation also requires the Secretary of Transportation to issue regulations concerning, among other things, the identification by pipeline operators of environmentally sensitive areas; the circumstances under which emergency flow restricting devices should be required on pipelines; training and qualification standards for personnel involved in maintenance and operation of pipelines; and the periodic integrity testing of pipelines in unusually sensitive and high-density population areas by internal inspection devices or by hydrostatic testing. Effective in August 1999, the DOT issued its Operator Qualification Rule, which required a written program by April 27, 2001, for ensuring operators are qualified to perform tasks covered by the pipeline safety rules. All persons performing covered tasks were required to be qualified under the program by October 28, 2002. Buckeye filed its written plan and has qualified its employees and contractors as required and requalified the employees under its plan in 2005. On March 31, 2001, DOT's rule for Pipeline Integrity Management in High Consequence Areas (Hazardous Liquid Operators with 500 or more Miles of Pipeline) became effective. This rule sets forth regulations that require pipeline operators to assess, evaluate, repair and validate the integrity of hazardous liquid pipeline segments that, in the event of a leak or failure, could affect populated areas, areas unusually sensitive to environmental damage or commercially navigable waterways. Under the rule, pipeline operators were required to identify line segments which could impact high consequence areas by December 31, 2001. Pipeline operators were required to develop "Baseline Assessment Plans" for evaluating the integrity of each pipeline segment by March 31, 2002 and to complete an assessment of the highest risk 50% of line segments by September 30, 2004, with full assessment of the remaining 50% by March 31, 2008. Pipeline operators will thereafter be required to re-assess each affected segment in intervals not to exceed five years. Buckeye has implemented an Integrity Management Program in compliance with the requirements of this rule.

          In December 2002, the Pipeline Safety Improvement Act of 2002 ("PSIA") became effective. The PSIA imposes additional obligations on pipeline operators, increases penalties for statutory and regulatory violations, and includes provisions prohibiting employers from taking adverse employment action against pipeline employees and contractors who raise concerns about pipeline safety within the company or with government agencies or the press. Many of the provisions of the PSIA are subject to regulations to be issued by the Department of Transportation. The PSIA also requires public education programs for residents, public officials and emergency responders and a measurement system to ensure the effectiveness of the public education program. Buckeye has commenced implementation of a public education program that complies with these requirements and the requirements of the American Petroleum Institute Recommended Practice 1162. While the

PSIA imposes additional operating requirements on pipeline operators, Buckeye does not believe that cost of compliance with the PSIA is likely to be material.

          Buckeye also has certain contractual obligations to Shell for testing and maintenance of pipelines. In 2003, Shell entered into a consent decree with the United States Environmental Protection Agency arising out of a June 1999 incident unrelated to the assets acquired. The consent decree included requirements for testing and maintenance of two of the pipelines (the "North Line" and the "East Line") acquired from Shell in 2004, the creation of a damage prevention program, submission to independent monitoring and various reporting requirements. In the purchase agreement with Shell, Buckeye agreed to perform, at its own expense, the work required of Shell on North Line and East Line under the consent decree. Buckeye's obligations to Shell with respect to the consent decree extend to approximately 2008, a date five years from the date of the consent decree.

          We believe that the operating subsidiaries currently comply in all material respects with HLPSA and other pipeline safety laws and regulations. However, the industry, including Buckeye, will incur additional pipeline and tank integrity expenditures in the future and Buckeye is likely to incur increased operating costs based on these and other government regulations. During 2005, Buckeye's integrity expenditures for these programs were approximately $13.5 million (of which $10.5 million was capital and $3.0 million was expense). We expect 2006 integrity expenditures for these programs to be approximately $26.0 million of which approximately $16.0 million will be capital and $10.0 million will be expense.

          The operating subsidiaries are also subject to the requirements of the Federal Occupational Safety and Health Act ("OSHA") and comparable state statutes. We believe that the operating subsidiaries' operations comply in all material respects with OSHA requirements, including general industry standards, record-keeping, hazard communication requirements, training and monitoring of occupational exposure to benzene, asbestos and other regulated substances.

          Buckeye cannot predict whether or in what form any new legislation or regulatory requirements might be enacted or adopted or the costs of compliance. In general, any such new regulations could increase operating costs and impose additional capital expenditure requirements, but we do not presently expect that such costs or capital expenditure requirements would have a material adverse effect on Buckeye's results of operations or financial condition.

Title to Properties

          As of March 31, 2006, Buckeye's principal facilities included approximately 5,350 miles of 6-inch to 24-inch diameter pipeline, approximately 100 delivery points and 45 active bulk storage and terminal facilities with aggregate capacity of approximately 17.6 million barrels. Buckeye's pipelines are used by its Pipeline Operations segment and its terminals and storage facilities are used in its Terminalling and Storage segment. Properties used in Buckeye's Other Operations segment include the Sabina Pipeline, a 23-mile pipeline located in Texas that is leased to a third-party chemical company and a 29-mile ammonia pipeline located in Texas. The operating subsidiaries own substantially all of these facilities.

          In general, Buckeye's pipelines are located on land owned by others pursuant to rights granted under easements, leases, licenses and permits from railroads, utilities, governmental entities and private parties. Like other pipelines, certain of the operating subsidiaries' rights are revocable at the election of the grantor or are subject to renewal at various intervals, and some require periodic payments. The operating subsidiaries have not experienced any revocations or lapses of such rights that were material to their business or operations, and we have no reason to expect any such revocation or lapse in the foreseeable future. Most delivery points, pumping stations and terminal facilities are located on land owned by the operating subsidiaries.

          We believe that the operating subsidiaries have sufficient title to their material assets and properties, possess all material authorizations and revocable consents from state and local governmental and regulatory authorities and have all other material rights necessary to conduct their business substantially in accordance with past practice. Although in certain cases the operating subsidiaries' title to assets and properties or their other rights, including their rights to occupy the land of others under easements, leases, licenses and permits, may be subject to encumbrances, restrictions and other imperfections, none of such imperfections are expected to interfere materially with the conduct of the operating subsidiaries' businesses.

Litigation

Buckeye GP Holdings L.P.

          We are not a party to any litigation.

Buckeye Partners, L.P.

          Buckeye, in the ordinary course of business, is involved in various claims and legal proceedings, some of which are covered in whole or in part by insurance. We are unable to predict the timing or outcome of these claims and proceedings.

          With respect to environmental litigation, certain operating subsidiaries (or their predecessors) have been named in the past as defendants in lawsuits, or have been notified by federal or state authorities that they are potentially responsible parties ("PRPs") under federal laws or a respondent under state laws relating to the generation, disposal or release of hazardous substances into the environment. In connection with actions brought under CERCLA and similar state statutes, an operating subsidiary is usually one of many PRPs for a particular site and its contribution of total waste at the site is usually de minimis.

          Although there is no material environmental litigation pending against Buckeye or the operating subsidiaries at this time, claims may be asserted in the future under various federal and state laws, and the amount of any potential liability associated with such claims cannot be estimated. Please read "Business—Environmental Matters."

          In late October 2005, Buckeye experienced a release of approximately 43,000 gallons of unleaded gasoline at its Macungie, Pennsylvania station and tank farm complex. Buckeye estimates that it has recovered approximately 60 percent of the released gasoline. Buckeye is actively engaged in delineation of impacted soils and groundwater and has instituted product recovery through remediation systems. At December 31, 2005, Buckeye had expended approximately $1.2 million on emergency response and environmental remediation efforts. In addition, Buckeye accrued an additional $1.3 million of expense as of the end of 2005 in connection with additional costs anticipated to be incurred in 2006. Buckeye expects that insurance reimbursements will cover expenses in connection with environmental remediation costs in excess of $2.5 million.

          Buckeye is working with the United States Environmental Protection Agency ("EPA"), and the Pennsylvania Department of Environmental Protection ("PA DEP"), in connection with the delineation of the contamination and the development of a long-term remediation plan for the site. In the first quarter of 2006, Buckeye entered into administrative consent orders with the EPA and the PA DEP. In addition, in connection with the administrative consent order entered into with the PA DEP, Buckeye agreed (without admitting to any violations of law) to pay a civil penalty in connection with the release in the amount of $150,000. Buckeye is unable to estimate whether any additional penalties may be assessed by regulatory agencies in connection with the release.

MANAGEMENT

          The following table sets forth certain information with respect to the executive officers and members of the board of directors of our general partner, MainLine Management LLC, and the executive officers and members of the board of directors of Buckeye's general partner, Buckeye GP LLC. Executive officers and directors of our general partner will serve until their successors are duly appointed or elected.

Name	Age	Position with Our General Partner	Position with Buckeye's General Partner
William H. Shea, Jr.	51	Chairman of the Board, President and Chief Executive Officer and Director	Chairman of the Board, President and Chief Executive Officer and Director
Michael B. Hoffman	55	Director	Director
David M. Leuschen	55	Director	Director
Frank S. Sowinski	50	Director	—
Andrew W. Ward	39	Director	Director
Stephen C. Muther	56	Senior Vice President — Administration, General Counsel and Secretary	Senior Vice President — Administration, General Counsel and Secretary
Robert B. Wallace	45	Senior Vice President — Finance and Chief Financial Officer	Senior Vice President — Finance and Chief Financial Officer
Brian F. Billings	67	—	Director
Edward F. Kosnik	61	—	Director
Joseph A. LaSala	51	—	Director
Jonathan O'Herron	76	—	Director
Eric Gustafson	57	—	Senior Vice President — Transportation and Technology

          William H. Shea, Jr. is a member of the MainLine Management LLC board of managers and has been President and Chief Executive Officer since May 4, 2004. Upon closing of the offering he will be appointed Chairman of the Board of Directors of MainLine Management LLC. He was named Chairman of the Board of the predecessor of Buckeye GP LLC, or the Prior General Partner, on May 12, 2004 and President and Chief Executive Officer and a director of the Prior General Partner on September 27, 2000, and serves Buckeye GP LLC in the same capacity. He served as President and Chief Operating Officer of the Prior General Partner from July 1998 to September 2000. Mr. Shea serves on the Board of Trustees of The Franklin Institute.

          Michael B. Hoffman is a member of the MainLine Management LLC board of managers and will be appointed a member of the Board of Directors. He served as a Vice President of MainLine Management LLC from May 4, 2004 to June 14, 2006. He became a director of the Prior General Partner on May 4, 2004, and serves Buckeye GP LLC in the same capacity. He has served as a Managing Director at Riverstone Holdings, LLC since January 2003. He currently serves as a member of the board of directors of Kramer Junction, Topaz Power Group, LLC, Microban International, and Onconova Therapeutics, and he serves on the Board of Trustees of Lenox Hill Hospital and Manhattan Eye, Ear and Throat Hospital. Prior to joining Riverstone Holdings, LLC,

Mr. Hoffman was a Senior Managing Director and Co-Head of M&A Advisory at The Blackstone Group, where he was also a member of Blackstone's Principal Group Investment Committee.

          David M. Leuschen is a member of the MainLine Management LLC board of managers and will be appointed a member of the Board of Directors. He has served as a Vice President of MainLine Management LLC since May 4, 2004, but will resign from such position at or prior to the closing of this offering. He became a director of the Prior General Partner on May 4, 2004, and serves Buckeye GP LLC in the same capacity. He is a founder of Riverstone Holdings, LLC where he has served as a Managing Director since May 2000. He currently serves as a member of the board of directors of Petroplus International, N.V., Cobalt International Exploration, Frontier Drilling ASA, Legend Natural Gas, L.P. and Mega Energy LLC. Previously, he served as a director of Seabulk International Inc., Belden & Blake Corporation, Cambridge Energy Research Associates, Cross Timbers Oil Company and Magellan GP LLC. He is also the owner and President of Switchback Ranch LLC, an integrated cattle ranching operation in the western United States. Prior to joining Riverstone Holdings, LLC, Mr. Leuschen spent 22 years with Goldman, Sachs & Co., where he founded the firm's Global Energy and Power Group in 1982.

          Frank S. Sowinski will be appointed as a member of the Board of Directors of MainLine Management LLC upon the closing of this offering. He became a director of the Prior General Partner on February 22, 2001, and serves Buckeye GP LLC in the same capacity. Mr. Sowinski will resign from the board of directors of Buckeye GP LLC prior to his appointment to the Board of Directors of MainLine Management LLC. He served as Executive Vice President of Liz Claiborne, Inc. from January 2004 until October 2004. Mr. Sowinski served as Executive Vice President and Chief Financial Officer of PWC Consulting, a systems integrator company, from May 2002 to October 2002. He was a Senior Vice President of the Dun & Bradstreet Corporation from October 2000 to April 2001. Mr. Sowinski served as President of the Dun & Bradstreet operating company from September 1999 to October 2000. He had been Senior Vice President and Chief Financial Officer of the Dun & Bradstreet Corporation from November 1996 to September 1999.

          Andrew W. Ward is a member of the MainLine Management LLC board of managers and will be appointed a member of the Board of Directors. He served as Vice President and Chief Financial Officer of MainLine Management LLC from May 4, 2004 to June 14, 2006. He is currently a Managing Director of Riverstone Holdings, LLC where he served as a Principal from March 2002 to December 2004. He has served as Vice President and Chief Financial Officer of the general partner of MainLine since May 4, 2004. Prior to joining Riverstone Holdings, LLC, Mr. Ward was a Limited Partner and Managing Director with Hyperion Partners/Ranieri & Co., a private equity fund that specialized in investments in the financial services and real estate sectors.

          Stephen C. Muther is the Senior Vice President — Administration, General Counsel and Secretary of MainLine Management LLC. He was the Senior Vice President — Administration, General Counsel and Secretary of the Prior General Partner for more than five years and serves Buckeye GP LLC in the same capacity.

          Robert B. Wallace is the Senior Vice President — Finance and Chief Financial Officer of MainLine Management LLC. He became the Senior Vice President — Finance and Chief Financial Officer of the Prior General Partner on September 1, 2004, and serves Buckeye GP LLC in the same capacity. He was an executive director in the UBS Energy Group from September 1997 to February 2004 and a private investor and consultant to Buckeye GP LLC from February 2004 until September 2004.

          Brian F. Billings became a director of the Prior General Partner on December 31, 1998, and serves Buckeye GP LLC in the same capacity. Mr. Billings was a director of Buckeye Management

Company, or, BMC (the predecessor of the Prior General Partner) from October 1986 to December 1998. Mr. Billings has been a private investor for the past five years.

          Edward F. Kosnik became a director of the Prior General Partner on December 31, 1998, and serves Buckeye GP LLC in the same capacity. He was a director of BMC from October 1986 to December 1998. Mr. Kosnik was President and Chief Executive Officer of Berwind Corporation, a diversified industrial real estate and financial services company, from December 1999 until February 2001 and was President and Chief Operating Officer of Berwind Corporation from June 1997 to December 1999. Since November 2004, he has served on the Board of Directors of Premcor, Inc. and is a member of Premcor, Inc.'s audit committee.

          Joseph A. LaSala, Jr. became a director of the Prior General Partner on April 23, 2001, and serves Buckeye GP LLC in the same capacity. He has served as Vice President, General Counsel and Secretary of Novell, Inc. since July 11, 2001. Mr. LaSala served as Vice President, General Counsel and Secretary of Cambridge Technology Partners from March 2000 to July 2001. He had been Vice President, General Counsel and Secretary of Union Pacific Resources, Inc. from January 1997 to February 2000.

          Jonathan O'Herron became a director of the Prior General Partner on December 31, 1998, and serves Buckeye GP LLC in the same capacity. He was a director of BMC from September 1997 to December 1998. He has been Managing Director of Lazard Freres & Company, LLC for more than five years.

          Eric Gustafson became the Senior Vice President — Operations and Technology of Buckeye GP LLC on January 1, 2005. He had served as Vice President — Transportation and Technology of Buckeye Pipeline Services Company since May 1998.

Board Committees

  Audit Committee

          Our general partner's board of directors has established an audit committee to be effective upon the closing of this offering. Ultimately, three independent members of our general partner's board of directors will serve on the audit committee which reviews our external financial reporting, is responsible for engaging our independent auditors and reviews procedures for internal auditing and the adequacy of our internal accounting controls. The members of the audit committee must meet the independence standards established by the NYSE. Upon the completion of this offering, Mr. Sowinski will be the sole initial member of the audit committee.

  Conflicts Committee

          Our general partner's board of directors has the ability to establish a conflicts committee under our partnership agreement. The conflicts committee, if formed, will consist of one or more members and will be charged with reviewing specific matters that our general partner's board of directors believes may involve conflicts of interest. A conflicts committee may determine if the resolution of any conflict of interest submitted to it is fair and reasonable to us. In addition to satisfying certain other requirements, the members of the conflicts committee must meet the independence standards for service on an audit committee of a board of directors, which standards are established by the NYSE. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our unitholders, and not a breach by us of any duties we may owe to our unitholders.

  Compensation Committee

          Our general partner's board of directors performs the functions of a compensation committee. Its responsibilities will include making compensation decisions for the officers and independent directors of our general partner.

  Other Committees

          Our general partner's board of directors may establish other committees from time to time to facilitate our management.

Election of our Directors

          Our general partner's limited liability company agreement establishes a board of directors that will be responsible for the oversight of our business and operations. Our general partner's board of directors will be elected by the sole member of our general partner.

Compensation of Directors

          No additional remuneration will be paid to officers or employees of our general partner who also serve as directors. We anticipate that each independent director will receive a combination of cash and common unit options and restricted common unit grants as compensation for services rendered, including attending meetings of the board of directors and committee meetings. In addition, each independent director will be reimbursed for his out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be indemnified for his actions associated with being a director to the fullest extent permitted under Delaware law.

Compensation Committee Interlocks and Insider Participation

          While our executive officers and certain of our directors serve in similar roles with the general partner of Buckeye, none of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of the board of directors or compensation committee of our general partner, except for William H. Shea, Jr.

Executive Officer Compensation

          MainLine Sub LLC and Mr. Shea are parties to an Employment Agreement (the "Shea Employment Agreement"), dated as of May 4, 2004, and a Benefits Continuation Agreement (the "Benefits Continuation Agreement") dated as of January 1, 2004. Mr. Shea's base salary under the Shea Employment Agreement is not less than $400,000 per year (less applicable taxes and withholdings). The Shea Employment Agreement is terminable at any time for any reason by MainLine Sub or Mr. Shea. Pursuant to the Benefits Continuation Agreement, upon the termination of Mr. Shea's employment for any reason within two years following a change in control of Buckeye Partners, L.P., Mr. Shea will be entitled to continued coverage by MainLine Sub for 36 months after the effective date of such termination under the medical and dental benefits and disability insurance plans and policies at the same level of coverage that Mr. Shea enjoyed prior to such termination, subject to certain limitations. For purposes of the Benefits Continuation Agreement, a "change of control" is defined as the acquisition (other than by Buckeye GP and its affiliates) of 80 percent or more of the LP units of Buckeye Partners, L.P., 51 percent or more of the general partner interests owned by Buckeye GP LLC or 50 percent or more of the voting equity interest of Buckeye Partners, L.P. and Buckeye GP LLC on a combined basis. Mr. Shea has waived any change of control related to this offering.

          Mr. Muther and MainLine Sub are parties to an Amended and Restated Employment and Severance Agreement, dated as of May 4, 2004 (the "Muther Employment Agreement"), which provides for, among other things, the payment of severance and the continuation of certain benefits following a termination of Mr. Muther's employment by MainLine Sub (and its affiliates). Mr. Muther's base salary under the Muther Employment Agreement is not less than $300,000 per year (less applicable taxes and withholdings). The Muther Employment Agreement also provides for, among other things, the payment of severance and the continuation of certain benefits following (a) an involuntary termination of Mr. Muther's employment for any reason other than for "cause" or (b) a voluntary termination of employment by Mr. Muther for "good reason," which includes, in certain circumstances, a termination in connection with a "change of control" of the Partnership. The Muther Employment Agreement provides for a severance payment of 3.0 times Mr. Muther's annualized base salary at the time of termination in the circumstances described in clauses (a) and (b) above. In addition, the Partnership will provide certain benefits to Mr. Muther for a period of 18 months (36 months if the triggering event is a "change of control") following his termination. For purposes of the Muther Employment Agreement, "change of control" is defined similarly to such term in the Benefits Continuation Agreement discussed above. Mr. Muther has waived any change of control related to this offering.

          Mr. Wallace's base salary is $300,000 per year. MainLine Sub and Mr. Wallace are parties to a Severance Agreement, dated as of September 1, 2004 (the "Wallace Severance Agreement"). The Wallace Severance Agreement generally provides for, among other things, the payment of severance and the continuation of certain benefits following a voluntary termination of employment by Mr. Wallace after a "change of control" has occurred and upon the occurrence of certain specified adverse changes in Mr. Wallace's employment conditions. The Wallace Severance Agreement provides for a severance payment of 2.0 times Mr. Wallace's annualized base salary at the time of termination. In addition, MainLine Sub will provide certain continued benefits to Mr. Wallace for a period of 12 months following his termination, subject to certain limitations. For purposes of the Wallace Severance Agreement, "change of control" is defined similarly to such term in the Benefits Continuation Agreements discussed above. Mr. Wallace has waived any change of control related to this offering.

          In connection with the successful closing of this offering, we will pay one-time cash bonuses to officers of our general partner and to certain employees of Services Company. These bonuses will be an aggregate amount of $2.0 million and will be paid either from cash on hand immediately prior to the closing of the offering or from our current equity owners' portion of Buckeye's distribution to us in respect of the second quarter of 2006. Included in these bonuses will be a one-time cash bonus of up to $700,000 payable to Mr. Shea, a one-time cash bonus of up to $650,000 payable to Mr. Muther and a one-time cash bonus of up to $650,000 payable to Mr. Wallace.

          Buckeye GP LLC has released Buckeye from its obligations to reimburse Buckeye GP LLC for total compensation, including all benefits, paid for the four highest salaried officers performing duties for Buckeye GP LLC with respect to the functions of operations, finance, legal, marketing and business development, treasury, or performing the function of president of Buckeye GP LLC. The four highest salaried officers are Mr. Shea, Mr. Muther, Mr. Wallace, and Eric A Gustafson. Mr. Gustafson is the Senior Vice President—Operations and Technology of Buckeye GP LLC.

Long-Term Incentive Plan

Buckeye GP Holdings Long-Term Incentive Plan

          Our general partner intends to adopt a long-term incentive plan for its officers and directors and for certain key employees of our subsidiaries. Our general partner has made no decision with respect to grants under the long-term incentive plan except with respect to the grant of common units to the directors of our general partners as described above. The long-term incentive plan will consist of some combination of the following five common unit components: units, restricted units, phantom units, unit options and unit appreciation rights. The long-term incentive plan will limit the number of common units that may be issued thereunder to 1,415,000 common units. The board of directors of our general partner, or a committee thereof, will administer the plan and in its discretion may terminate, suspend or discontinue the long-term incentive plan at any time with respect to any award that has not yet been granted. The plan administrator also will have the right to alter or amend the long-term incentive plan or any part of the plan from time to time, including increasing the number of units that may be granted subject to unitholder approval as required by the exchange upon which the common units are listed at that time. However, no change in any outstanding grant will be made that would materially impair the rights of a participant without the consent of the participant.

Buckeye Unit Option and Distribution Equivalent Plan

          Buckeye has a Unit Option and Distribution Equivalent Plan (the "Option Plan"), which was approved by the Board of Directors of Buckeye GP on April 25, 1991 and by holders of Buckeye's LP units on October 22, 1991. The Option Plan was amended and restated on July 14, 1998. On April 24, 2002, the Buckeye GP Board approved an Amended and Restated Unit Option and Distribution Equivalent Plan to extend the term thereof for an additional ten years and to make certain administrative changes in the Plan, the Unit Option Loan Program of Buckeye GP and related documents. On April 1, 2005, Buckeye's general partner, after receiving approval under a solicitation of consents from LP unitholders, amended and restated the Option Plan to increase the granting of options (the "Options") to acquire LP units to an amount not to exceed 1,400,000 LP units in the aggregate. The options are granted to selected key employees (the "Optionees"). The price at which each LP unit may be purchased pursuant to the Options granted under the Option Plan is generally equal to the market value on the date of the grant. There are no options outstanding that were granted prior to 1998. Options granted after 1997 contain a "Distribution Equivalent" feature. Distribution Equivalents are an amount equal to (i) Buckeye's per LP unit regular quarterly distribution, multiplied by (ii) the number of LP units subject to such Options that have not vested. The Distribution Equivalents are paid as independent cash bonuses on the date the Options vest and are dependent upon the percentage attainment of 3-year targets related to cash distributions paid to Buckeye's limited partners.

          Generally, the Options vest three years after the date of grant and are exercisable for up to 7 years following the date on which they vest.

Employee Stock Ownership Plan

          Services Company provides an employee stock ownership plan (the "ESOP") to the majority of its regular full-time employees hired before September 16, 2004. Effective September 16, 2004, new employees, including employees hired by Services Company from BGC, Buckeye Terminals and Norco on December 26, 2004, do not participate in the ESOP. The ESOP owns all of the outstanding common stock of Services Company. Services Company owns, as of March 31, 2006, 2,359,045 LP units of Buckeye. At December 31, 2005, the ESOP was directly obligated to a third-party lender for $33.6 million of 3.60% Notes due 2011 (the "ESOP Notes"). The ESOP Notes were issued on May 4, 2004 to refinance Services Company's 7.24% Notes which were originally issued to purchase Services Company common stock. The ESOP Notes are secured, as of March 31, 2006, by 2,359,045 shares of Services Company's common stock. Buckeye has committed that, in the event that the value of the LP units owned by Services Company falls to less than 125% of the balance payable under the ESOP Notes, Buckeye will fund an escrow account with sufficient assets to bring the value of the total collateral (the value of the Services Company LP units and the escrow account) up to the 125% minimum. Amounts deposited in the escrow account are returned to Buckeye when the value of the Services Company LP units returns to an amount which exceeds the 125% minimum. At March 31, 2006, the value of the LP units exceeded the 125% minimum requirement.

          Services Company common stock is released to employee accounts in the proportion that current payments of principal and interest on the ESOP Notes bear to the total of all principal and interest payments due under the ESOP Notes. Individual employees are allocated shares based on the ratio of their eligible compensation to total eligible compensation. Eligible compensation generally includes base salary, overtime payments and certain bonuses. Except for the period March 1, 2003 through November 1, 2004, Services Company stock held in employee accounts received stock dividends in lieu of cash. The ESOP was amended to eliminate the payment of stock dividends on allocations made after February 28, 2003. Based upon provisions contained in the American Jobs Creation Act of 2004, the plan was amended further to reinstate this feature on allocations made after November 1, 2004.

          Buckeye issued 2,573,146 LP units to Services Company in August 1997 in exchange for the elimination of Buckeye's obligation to reimburse the predecessor of Buckeye GP LLC and the parent of its general partner for certain executive compensation costs, a reduction of the incentive payments paid by Buckeye to the predecessor of Buckeye GP LLC, and other changes that made the ESOP a less expensive fringe benefit for Buckeye. Funding for the ESOP Notes is provided by distributions that Services Company receives on the LP units that it owns and from cash payments from Buckeye, which are required to cover any shortfall between the distributions that Services Company receives on the LP units that it owns and amounts currently due under the ESOP Notes (the "top-up reserve"), except that Buckeye has no obligation to fund the accelerated portion of the ESOP Notes upon a default. Buckeye will also incur ESOP-related costs for routine administrative costs and taxes associated with annual taxable income or the sale of LP units, if any. Total ESOP-related costs charged to earnings were $10.0 million for the year ended December 31, 2003, $3.4 million for the period January 1 to May 4, 2004, $6.6 million for the period May 4 to December 31, 2004 and $6.9 million for the year ended December 31, 2005.

Management Units

          In 2004 MainLine issued 16,216,668 Class B units to executive officers of Buckeye GP LLC pursuant to the terms of MainLine's partnership agreement. Prior to closing, the executive officers will contribute their Class B units in MainLine to us in exchange for 1,362,000 management units, or approximately 7% of the total number of units owned by our current equity owners following this offering. Each management unit will represent a limited partner interest in us and will be entitled to receive quarterly cash distributions in the same amount as the quarterly cash distributions we make on each common unit. Each management unit will be allocated a portion of our income, gain, loss, deduction and credit in a pro rata basis with each common unit, and each management unit will be entitled to receive distributions upon liquidation in the same manner as each common unit. Each management unit will also have the same voting rights as a common unit. Each management unit will be convertible into one common unit at the election of the holder of the management unit. 30% of the management units are subject to vesting, with 10% vesting on May 4, 2007, 2008 and 2009. The management units, unlike the common units, will have a zero initial capital account balance.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Buckeye GP Holdings L.P.

          The following table sets forth certain information regarding the beneficial ownership of our units following the consummation of this offering and the related transactions by:

  •
  each person who is known to us to beneficially own more than 5% of such units to be outstanding;

  •
  our general partner;

  •
  each of the named executive officers of our general partner;

  •
  each of the directors of our general partner; and

  •
  all of the directors and named executive officers of our general partner as a group.

          All information with respect to beneficial ownership has been furnished by the respective directors, officers or 5% or more unitholders, as the case may be.

	Beneficially Owned After Offering
Name of Beneficial:	Common Units		Percent
Carlyle/Riverstone BPL Holdings II, L.P.(a)	15,204,728		53.7%
MainLine Management LLC	2,830		*
William H. Shea, Jr.	1,281,464	(b)(c)	4.5%
Michael B. Hoffman	—		—
David M. Leuschen	—		—
Frank S. Sowinski	—		—
Andrew W. Ward	—		—
Stephen C. Muther	430,079	(c)	1.5%
Robert B. Wallace	147,463	(c)	*
All directors and named executive officers as a group (consisting of 7 persons)	1,859,005	(b)(c)	6.6%

(*)
Less than one percent (1%).

(a)
Includes common units owned by MainLine Management LLC. Carlyle/Riverstone BPL Holdings II, L.P. is ultimately governed by a management committee which includes Messrs. Leuschen, Hoffman and Ward, all of whom are directors of our general partner. Entities owning the equity interests of Carlyle/Riverstone BPL Holdings II, L.P. include investment partnerships affiliated with Carlyle/Riverstone Global Energy and Power Fund II, L.P. ("Carlyle/Riverstone"). The Carlyle/Riverstone partnerships are associated with Riverstone Holdings, LLC ("Riverstone") and The Carlyle Group ("Carlyle"). Riverstone is based in New York, New York and was organized in May 2000 specifically for the purpose of originating private equity investments in the energy and power industry. Carlyle is a global private equity firm, based in Washington, D.C., that originates, structures and acts as lead equity investor in management-led buyouts, strategic minority equity investments, equity private placements, consolidations and build-ups, and growth capital financings. The address of Carlyle/Riverstone BPL Holdings II, L.P. is 712 Fifth Avenue, 51st Floor, New York, NY 10019.

(b)
Includes units beneficially owned by Trust Under Agreement of Alfred W. Martinelli dated December 29, 1992, Susan Martinelli Shea and William H. Shea, Jr., Trustees F/B/O Susan Martinelli Shea. Because Mr. Shea is a trustee and the trust is for the benefit of a member of

  Mr. Shea's family, Mr. Shea may be deemed to have beneficial ownership of the common units owned by the trust. Mr. Shea disclaims beneficial ownership of all such common units.

(c)
Includes management units, which are convertible into common units, at the election of the holder, on a one-for-one basis.

Buckeye Partners, L.P.

          The following table sets forth certain information as of December 31, 2005 regarding the beneficial ownership of LP units by:

  •
  MainLine Sub LLC;

  •
  Buckeye GP LLC;

  •
  each of the named executive officers of Buckeye GP LLC;

  •
  each of the directors of Buckeye GP LLC and MainLine Management LLC; and

  •
  all of the directors and executive officers of Buckeye GP LLC as a group.

          All information with respect to beneficial ownership has been furnished by the respective directors, officers or greater than 5% unitholders, as the case may be.

Name of Beneficial Owner	LP units Beneficially Owned(a)		Percentage of LP units Beneficially Owned
MainLine Sub LLC	80,000		*
Buckeye GP LLC	—		—
Brian F. Billings	17,500		*
Eric A. Gustafson	11,200		*
Michael B. Hoffman	91,100	(b)	*
Edward F. Kosnik	14,000		*
Joseph A. LaSala, Jr.	—		—
David M. Leuschen	80,000	(b)	*
Stephen C. Muther	23,100		*
Jonathan O'Herron	26,800		*
William H. Shea, Jr.	100,200	(b)(d)	*
Frank S. Sowinski	5,500		*
Robert B. Wallace	1,000		*
Andrew W. Ward	80,000	(b)	*
All directors and executive officers as a group (consisting of 12 persons)	210,400	(c)	*

(*)
Less than one percent (1%).

(a)
Unless otherwise indicated, the persons named above have sole voting and investment power over the LP units reported.

(b)
Includes the 80,000 LP units owned by MainLine Sub, over which the indicated persons share voting and investment power by virtue of their membership on the Board of Managers of MainLine Management LLC, which is our general partner, and by virture of our being the sole member of MainLine Sub. Such individuals expressly disclaim beneficial ownership of such LP units.

(c)
The 80,000 LP units owned by MainLine Sub are included in the total only once.

(d)
Includes 18,800 LP units for which Mr. Shea shares voting and investment power with his spouse.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Relationship with Buckeye and its General Partner, Buckeye GP LLC

  General

          Our cash flows consist of distributions from Buckeye on the partnership interest we own, which consists of the following:

  •
  243,914 GP units in Buckeye;

  •
  the incentive distribution rights; and

  •
  approximately a 1% general partner interest through MainLine in each of the following Buckeye subsidiaries:

  •
  Buckeye Pipe Line

  •
  Laurel

  •
  Everglades

  •
  BPH.

          We also own 80,000 Buckeye LP units, representing a de minimis limited partner interest in Buckeye.

Our Relationship with Buckeye's General Partner

          Buckeye GP LLC, Buckeye's general partner, manages the operations and activities of Buckeye. Buckeye GP LLC owns MainLine, which is the general partner of, and manages the operations and activities of, Buckeye Pipe Line, Laurel, Everglades and BPH. MainLine is controlled by MainLine GP, Inc., which is wholly owned by MainLine.

          Cash distributions from Buckeye are generally made approximately 99.4% to LP unitholders, including affiliates of its general partner as holders of LP units, and approximately 0.6% to Buckeye GP LLC, as holder of Buckeye GP units. In addition, if distributions exceed the target levels in excess of the minimum quarterly distribution, Buckeye GP LLC is entitled to receive incentive distributions equal to an increasing percentage of such cash distributions.

          MainLine Sub is entitled to receive an annual management fee for certain management functions it provides to Buckeye GP LLC pursuant to the Management Agreement. In connection with completion of this offering, MainLine Sub will assign its rights under such Management Agreement to our general partner and Buckeye will assume the direct obligation to pay such fee, rather than the obligation to reimburse Buckeye GP LLC upon its payment. The management fee includes an annual Senior Administrative Charge of not less than $975,000 and reimbursement for certain costs and expenses. The disinterested directors of Buckeye GP LLC approve the amount of the management fee on an annual basis. Amounts paid to MainLine Sub in 2005 amounted to $1,900,000 for the Senior Administrative Charge. There were no reimbursed expenses in 2005.

          In recognition of increased services from MainLine Sub in the form of assistance with business development opportunities, financing strategies, insurance, investment banking and corporate development advice, the disinterested directors of Buckeye's general partner approved a Senior Administrative Charge for 2006 of $1.9 million. MainLine Sub agreed not to request an additional increase in the Senior Administrative Charge in 2006 (other than adjustments for inflation capped at the Consumer Price Index) unless there is a material change in the nature of the services rendered to Buckeye GP LLC by MainLine Sub.

          If Buckeye's general partner withdraws or is removed, and a successor general partner is elected by Buckeye's limited partners, the successor general partner is required to buy the GP units for a cash price equal to the fair market value. The fair market value of the GP units includes the value of all the rights associated with being Buckeye's general partner, including, without limitation, the general partner's pro rata interest in Buckeye and the right to receive incentive distributions.

          Upon Buckeye's liquidation, the partners, including Buckeye's general partner, will be entitled to receive liquidating distributions according to their particular capital account balances.

Pre-Closing General Partner Interest Restructuring

          Currently, the approximate 1% general partner interest in Buckeye Pipe Line, Laurel, Everglades, and BPH are owned by Buckeye GP LLC, rather than MainLine, and the incentive distribution rights are owned by MainLine Sub LLC, rather than Buckeye GP LLC. Moreover, distributions under the incentive distribution rights are currently characterized as contractual rights to payment, rather than distributions in respect of a partnership interest in Buckeye. Prior to the closing of this offering, the approximate 1% general partner interest in such entities will be transferred to MainLine, and MainLine will be conveyed to Buckeye GP. Additionally, the incentive distribution agreement will be assigned to Buckeye GP LLC and the agreement, together with the partnership agreement of Buckeye, will be amended and restated to clarify that the incentive distribution rights are a general partner interest in Buckeye and that the distributions thereunder are distributions in respect of such partnership interest.

Indemnification of Directors and Officers

          Under our partnership agreement and subject to specified limitations, we will indemnify to the fullest extent permitted by Delaware law, from and against all losses, claims, damages or similar events any director or officer, or while serving as a director of officer, any person who is or was serving as a tax matters partner or as a director, officer, tax matters member, employee, partner, manager, fiduciary or trustee of our partnership or any of our affiliates. Additionally, we will indemnify to the fullest extent permitted by law, from and against all losses, claims, damages or similar events any person who is or was our employee (other than an officer) or agent.

          Any indemnification under our partnership agreement will only be out of our assets. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Related Party Transactions Involving Buckeye

          Under a services agreement, Services Company is entitled to reimbursement of substantially all direct and indirect costs related to the business activities of Buckeye except for certain executive compensation and related benefits costs paid by us.

          Costs reimbursed to Services Company totaled $92.9 million, $70.3 million and $65.4 million in 2005, 2004 and 2003, respectively. The reimbursable costs include insurance, general and administrative costs, compensation and benefits payable to employees of Services Company, tax information and reporting costs, legal and audit fees and an allocable portion of overhead expenses.

          Services Company, which is owned by the ESOP, owned 2,359,996 LP units (approximately 6% of the LP units outstanding) as of December 31, 2005. Distributions received by Services Company on the LP units it owns are used to fund obligations of the ESOP. Distributions paid to Services Company totaled $6,708,000, $6,365,000 and $6,226,000 in 2005, 2004 and 2003,

respectively. In addition, Buckeye recorded ESOP-related costs of $228,000, $643,000 and $1,100,000 in 2005, 2004 and 2003, respectively.

Related Party Transaction Involving Carlyle/Riverstone

          In connection with the acquisition of Glenmoor in 2004, Mainline entered into an agreement with Carlyle/Riverstone Energy Partners II, L.P. pursuant to which MainLine is obligated to pay Carlyle/Riverstone Energy Partners II, L.P. an annual fee of $300,000, plus the reimbursement of certain costs and expenses. In connection with the closing of this offering, the agreement will be terminated.

Cash Bonuses Payable in Connection With Successful Closing of this Offering

          In connection with the successful closing of this offering, we will pay one-time cash bonuses to officers of our general partner and to certain employees of Services Company. These bonuses will be an aggregate amount of $2.0 million and will be paid either from cash on hand immediately prior to the closing of the offering or from our current equity owners' portion of Buckeye's distribution to us in respect of the second quarter of 2006. Included in these one-time bonuses will be a one-time cash bonus of up to $700,000 payable to Mr. Shea, a one-time cash bonus of up to $650,000 payable to Mr. Muther and a one-time cash bonus of up to $650,000 payable to Mr. Wallace.

Material Provisions of Our General Partner's Limited Liability Company Agreement

          Our general partner's management and operations are governed by its limited liability company agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part. The limited liability company agreement establishes a board of directors that will be responsible for the oversight of our business and operations. Our general partner's board of directors is elected by Carlyle/Riverstone BPL Holdings II, L.P., as sole member.

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

Conflicts of Interest

          Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including its owner) on the one hand, and us and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owner. At the same time, our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders.

          Whenever a conflict of interest arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner's fiduciary duties to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty.

          Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

  •
  approved by the conflicts committee, if established, although our general partner is not obligated to seek such approval;

  •
  approved by the vote of a majority of the outstanding common and management units, excluding any units owned by our general partner or any of its affiliates;

  •
  on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

  •
  fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

          If a conflicts committee is established, our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee. If our general partner does not seek approval from such conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving the conflict. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires.

          Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash available for distribution to our unitholders.

          The amount of cash that is available for distribution to our unitholders is affected by decisions of our general partner regarding such matters as:

  •
  the expenses associated with being a public company and other general and administrative expenses;

  •
  interest expense related to current and future indebtedness;

  •
  expenditures, at our election, to maintain or increase our general partner interest in Buckeye;

  •
  reserves our general partner believes prudent to maintain for the proper conduct of our business or to provide for future distributions; and

  •
  a decision by our general partner's board of directors to limit or modify the incentive distributions we are entitled to receive.

          In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders.

We do not have any officers or employees and rely solely on officers and employees of MainLine Management LLC. In addition, all of our general partner's officers also serve as executive officers of Buckeye's general partner.

          Affiliates of our general partner conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers and employees who provide services to our general partner. The officers of our general partner are not required to work full time on our affairs.

We will reimburse our general partner and its affiliates for expenses.

          We will reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith. Please read "Certain Relationships and Related Transactions."

Our general partner intends to limit its liability regarding our obligations.

          Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets, and not against our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability or our liability is not a breach of our general partner's fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

          Any agreements between us on the one hand, and our general partner and its affiliates, on the other, will not grant to our unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm's-length negotiations.

          Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and our general partner and its affiliates, on the other, are or will be the result of arm's-length negotiations.

          Our general partner will determine, in good faith, the terms of any of these transactions entered into after the sale of the common units offered in this offering.

          Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There will not be any obligation of our general partner and its affiliates to enter into any contracts of this kind.

Common units are subject to our general partner's call right.

          Our general partner may exercise its right to call and purchase common units as provided in our partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read "Material Provisions of the Partnership Agreement of Buckeye GP Holdings L.P.—Call Right."

We may not choose to retain separate counsel for ourselves or for the holders of units.

          The attorneys, independent accountants and others who have performed services for us regarding this offering have been retained by our general partner. Attorneys, independent accountants and others who will perform services for us are selected by our general partner or the conflicts committee, if established, and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of our units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of our units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Fiduciary Duties

          Our general partner may be accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and our partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict or expand the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

          Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these restrictions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our general partner's board of directors has fiduciary duties to manage our general partner in a manner beneficial to its owners, as well as to you. Without these modifications, the general partner's ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable our general partner to take into consideration all parties involved in the proposed action, so long as the resolution is fair and reasonable to us as described below. These modifications also enable our general partner to attract and retain experienced and capable directors. These modifications are detrimental to the unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State-law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.
Partnership agreement modified standards
Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in "good faith" and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct, or in the case of a criminal matter, acted with the knowledge that such conduct was unlawful.

Special provisions regarding affiliated transactions. Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:
• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or
• "fair and reasonable" to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

Rights and remedies of unitholders
The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of the partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

          By purchasing our units, each unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

          We must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Securities and Exchange Commission, such indemnification is contrary to public policy and, therefore, unenforceable. Please read "Material Provisions of the Partnership Agreement of Buckeye GP Holdings L.P.—Indemnification."

DESCRIPTION OF OUR COMMON UNITS

Common Units

          Our common units represent limited partner interests in us. The holders of our common units are entitled to participate in our distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the rights and preferences of holders of our common units and management units in our distributions, please read "Our Cash Distribution Policy and Restrictions on Distributions." For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read "Material Provisions of the Partnership Agreement of Buckeye GP Holdings L.P."

          We have been authorized to list our common units on the New York Stock Exchange under the symbol "BGH."

Transfer Agent and Registrar

          Duties.    Computershare Trust Company N.A., will serve as registrar and transfer agent for our common units. We will pay all fees charged by the transfer agent for transfers of our common units except the following fees that will be paid by unitholders:

  •
  surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

  •
  special charges for services requested by a holder of a common unit; and

  •
  other similar fees or charges.

          There will be no charge to holders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

          Resignation or Removal.    The transfer agent may at any time resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, we are authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

          By transfer of our common units in accordance with our partnership agreement, each transferee of our common units will be admitted as a unitholder with respect to the common units transferred when such transfer and admission is reflected in our books and records. Additionally, each transferee of our common units:

  •
  represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

  •
  automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

  •
  gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

          A transferee will become a substituted limited partner for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

          We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

          Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

          Until a common unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Management Units

          In addition to the common units, as of the closing of this offering, we will have 1,362,000 management units outstanding. These units will be issued to the current owners of MainLine's Class B units, in exchange for a contribution of those Class B units to us. Each management unit will represent a limited partner interest in us and will be entitled to receive quarterly cash distributions in the same amount and at the same time as the quarterly cash distributions we make on each common unit. Each management unit will be allocated a portion of our income, gain, loss, deduction and credit on a pro rata basis with each common unit, and each management unit will be entitled to receive distributions upon liquidation in the same manner and at the same time as each common unit. Each management unit, whether or not vested, will be convertible into one common unit at the election of the holder of the management unit at any time after the management unit vests. 30% of the management units are subject to vesting, with 10% vesting on May 4, 2007, 2008 and 2009. The management units, unlike the common units, will have a zero initial capital account balance but will be allocated a portion of our income, gain, loss, deduction and credit on a pro rata basis with our common units. Other than the zero initial capital account balance and the fact that the management units will not be listed on the New York Stock Exchange, the management unit will be identical to our common units.

Comparison of Rights of Holders of Buckeye's LP Units and Our Common Units

          Our common units and Buckeye's LP units are unlikely to trade in simple relation or proportion to one another. Instead, while the trading prices of our common units and Buckeye's LP units are likely to follow generally similar trends, the trading prices may diverge because, among other things, we participate in Buckeye's GP unit distributions and the incentive distributions, and Buckeye's limited partners do not.

          The following table compares certain features of Buckeye's LP units and our common units.

	Buckeye's LP Units	Our Common Units
Distributions	Buckeye has historically made quarterly distributions to its partners of its cash, less certain reserves for expenses and other uses of cash, including reimbursement of expenses owed to its general partner.	We will pay our unitholders quarterly distributions equal to the cash we receive from our Buckeye distributions, less certain reserves for expenses and other uses of cash. Our general partner owns a non-economic general partner interest, but owns common units equal to a 0.01% economic interest in us and is entitled to receive 0.01% of any distributions from us, and our capital structure does not include incentive rights. Therefore, our distributions are allocated exclusively to our units including those owned by our general partner.
Taxation of Entity	Buckeye is a flow-through entity that is not subject to an entity-level federal income tax.	Similarly, we are a flow-through entity that is not subject to an entity-level federal income tax.

Buckeye expects that holders of its LP units, other than us, will benefit for a period of time from tax basis adjustments and remedial allocations of deductions so that they will be allocated a relatively small amount of federal taxable income compared to the cash distributed to them.
We also expect that holders of our units will benefit for a period of time from tax basis adjustments and remedial allocations of deductions. However, our ownership of incentive distribution rights will cause more taxable income to be allocated to us. If Buckeye is successful in increasing distributions over time, our income allocations from the incentive distribution rights will increase and, therefore, our ratio of federal taxable income to cash distributions will increase.
	Buckeye LP unitholders will receive Schedule K-1's from Buckeye reflecting the unitholders' share of Buckeye's items of income, gain, loss and deduction at the end of each fiscal year.	Similarly, holders of our units also will receive Schedule K-1's from us reflecting the unitholders' share of our items of income, gain, loss and deduction at the end of each fiscal year.

Source of Cash Flow	Buckeye may, generally, engage in acquisition and development activities that expand its business and operations.
Our cash-generating assets consist of our general partner interests in Buckeye and we currently have no independent operations. Accordingly, our financial performance and our ability to pay cash distributions to our unitholders is directly dependent upon the performance of Buckeye.
Limitation on Issuance of Additional Units	Buckeye may issue an unlimited number of additional partnership interests and other equity securities without obtaining its unitholders' approval.	We may issue an unlimited number of additional partnership interests and other equity securities without obtaining our unitholders' approval.
Voting
Certain significant decisions require approval by a "Majority Interest" of LP units, which may be cast either in person or by proxy. A "Majority Interest" requires approval by the vote of a majority of the outstanding LP units. These significant decisions include, among other things, certain amendments to Buckeye's partnership agreement.
Our common units and management units vote together as a single class. Certain significant decisions require approval by a majority of our outstanding units, which may be voted either in person or by proxy. These significant decisions include, among other things:
• merger of our company or the sale of all or substantially all of our assets; and
• certain amendments to our partnership agreement.
	For more information, please read "Material Provisions of the Partnership Agreement of Buckeye Partners L.P.—Meetings; Voting."	For more information, please read "Material Provisions of the Partnership Agreement of Buckeye GP Holdings L.P.—Meetings; Voting."

Election, Appointment and Removal of General Partner and Directors	Buckeye LP unitholders do not elect the directors of Buckeye GP LLC. Instead, these directors are appointed by MainLine Sub LLC, as the sole member of Buckeye GP LLC.

Similarly, our unitholders do not elect the directors of MainLine Management LLC, our general partner. Instead, these directors are appointed by Carlyle/Riverstone BPL Holdings II, LP, as sole member of our general partner.

Buckeye's general partner may not be removed unless that removal is approved by the vote of the holders of not less than 80% of the outstanding LP units, including units held by Buckeye's general partner and its affiliates, and Buckeye receives an opinion of counsel regarding limited liability and tax matters.
Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 80% of our outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters.
Preemptive Rights to Acquire Securities	Buckeye limited partners do not have preemptive rights.	Similarly, our unitholders do not have preemptive rights.
Liquidation	Buckeye will dissolve upon any of the following:	We will dissolve upon any of the following:
	• expiration of the term of Buckeye, which is scheduled to occur December 31, 2086;	• the election of our general partner to dissolve our company, if approved by the holders of not less than 66 2/3% of our units;
	• the election of Buckeye's general partner to dissolve Buckeye, if approved by the holders of not less than 66 2/3% of the Buckeye units;	• the sale, exchange or other disposition of all or substantially all of our assets and properties and those of our subsidiaries;
	• the withdrawal of Buckeye's general partner unless a successor is appointed prior to such withdrawal; and	• the entry of a decree of judicial dissolution of our company; and

• bankruptcy or dissolution of Buckeye's general partner or any other event that results in its ceasing to be Buckeye's general partner other than by reason of its withdrawal or removal in accordance with Buckeye's partnership agreement.
• the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

MATERIAL PROVISIONS OF THE PARTNERSHIP
AGREEMENT OF BUCKEYE GP HOLDINGS L.P.

          The following is a summary of the material provisions of the Amended and Restated Agreement of Limited Partnership of Buckeye GP Holdings L.P. which could impact our results of operations. The Amended and Restated Agreement of Limited Partnership of Buckeye GP Holdings L.P., which is referred to in this prospectus as our partnership agreement, is included in this prospectus as Appendix A and will be adopted contemporaneously with the closing of this offering.

          We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

  •
  With regard to the transfer of common units, please read "Description of Our Common Units—Transfer of Common Units."

  •
  With regard to distributions of available cash, please read "Our Cash Distribution Policy and Restrictions on Distributions" and "How We Make Cash Distributions."

  •
  With regard to allocations of taxable income and taxable loss, please read "Material Tax Consequences."

Organization and Duration

          We were formed on June 15, 2006 and have a perpetual existence.

Purpose

          Under our partnership agreement we are permitted to engage, directly or indirectly, in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided, that our general partner may not cause us to engage, directly or indirectly, in any business activity that our general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

          Although our general partner has the ability to cause us, our affiliates or our subsidiaries to engage in activities other than the ownership of partnership interests in Buckeye, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or our limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

          Each limited partner, and each person who acquires a unit from a unitholder, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to grant consents and waivers under, our partnership agreement.

Capital Contributions

          Our unitholders are not obligated to make additional capital contributions, except as described below under "—Limited Liability."

Limited Liability

          Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

  •
  to remove or replace our general partner,

  •
  to approve some amendments to our partnership agreement, or

  •
  to take other action under our partnership agreement,

constituted "participation in the control" of our business for the purposes of the Delaware Act, then our limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

          Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act will be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

          Our subsidiaries conduct business in 17 states. If it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted "participation in the control" of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Voting Rights

          The following is a summary of the unitholder vote required for the matters specified below. In voting their units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Generally, unitholders will be entitled to vote according to their percentage interests in us, and holders of a majority of our outstanding units, either in person or by proxy, constitute a quorum. Please read "—Meetings; Voting."

Issuance of additional units	No approval right.
Amendment of our partnership agreement
Certain amendments may be made by our general partner without the approval of our unitholders. Other amendments generally require the approval of a majority of our outstanding units. Please read "—Amendments to Our Partnership Agreement."
Merger or the sale of all or substantially all of our assets	A majority of our outstanding units in certain circumstances. Please read "—Merger, Sale or Other Disposition of Assets."
Dissolution	Two-thirds of our outstanding units. Please read "—Termination and Dissolution."
Reconstitution upon dissolution	A majority of our outstanding units. Please read "—Termination and Dissolution."
Withdrawal of our general partner
Under most circumstances, the approval of a majority of our outstanding units, excluding units held by our general partner and its affiliates, is required for the withdrawal of the general partner prior to the later of September 30, 2016 in a manner that would cause our dissolution. Please read "—Withdrawal or Removal of the General Partner."
Removal of our general partner	Not less than 80% of our outstanding units, including units held by our general partner and its affiliates. Please read "—Withdrawal or Removal of the General Partner."
Transfer of the general partner interest
Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to another entity in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the units, excluding units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to September 30, 2016. Please read "—Transfer of General Partner Interests."

Issuance of Additional Securities

          Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of any limited partners.

          In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that have special voting rights to which the common and management units are not entitled.

Amendments to Our Partnership Agreement

  General

          Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. To adopt a proposed amendment, other than the amendments discussed below, our general partner must seek approval of a majority of our outstanding units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment.

  Prohibited Amendments

          No amendment may be made that would:

  (1)
  enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected, or

  (2)
  enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld in its sole discretion.

          The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) or (2) above can be amended upon the approval of the holders of at least 90% of the outstanding units.

  No Unitholder Approval

          Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

  (1)
  a change in our name, the location of our principal place of business, our registered agent or its registered office,

  (2)
  the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement,

  (3)
  a change that our general partner determines is necessary or advisable for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that we will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes,

  (4)
  an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed,

  (5)
  an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities,

  (6)
  any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone,

  (7)
  an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement,

  (8)
  any amendment that, in the discretion of our general partner, is necessary or advisable for the formation by us, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement,

  (9)
  a change in our fiscal year or taxable year and related changes,

  (10)
  a merger with or conveyance to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger or conveyance other than those it receives by way of the merger or conveyance, or

  (11)
  any other amendments substantially similar to any of the matters described in (1) through (10) above.

          In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of our general partner:

  (1)
  do not adversely affect our limited partners (or any particular class of limited partners) in any material respect,

  (2)
  are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute,

  (3)
  are necessary or appropriate to facilitate the trading of our limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our limited partner interests are or will be listed for trading,

  (4)
  are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement, or

  (5)
  are required to effect the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

          Finally, our partnership agreement specifically permits our general partner to authorize Buckeye GP LLC to limit or modify its incentive rights if our general partner determines that such limitation or modification does not adversely affect our limited partners in any material respect.

  Opinion of Counsel and Unitholder Approval

          Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under "—No Unitholder Approval" should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

          In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

          Our partnership agreement generally prohibits our general partner, without the prior approval of a majority of our outstanding units, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

          If conditions specified in our partnership agreement are satisfied, our general partner may merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. Our unitholders are not entitled to dissenters' rights of appraisal under our partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

          We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

  (1)
  the election of our general partner to dissolve us, if approved by 66 2/3% of our outstanding units,

  (2)
  there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law,

  (3)
  the entry of a decree of judicial dissolution of us, or

  (4)
  the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of general partner interests in accordance with our partnership agreement or withdrawal or removal of our general partner following approval and admission of a successor.

          Upon a dissolution under clause (4) above, the holders of a majority of our outstanding units may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of a majority of the outstanding units, subject to our receipt of an opinion of counsel to the effect that:

  (1)
  the action would not result in the loss of limited liability of any limited partner, and

  (2)
  neither we nor the reconstituted limited partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

          Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the person authorized to wind up our affairs (the liquidator) will, acting with all of the powers of our general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in "How We Make Cash Distributions—Distributions of Cash upon Liquidation." The liquidator may defer liquidation of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of the General Partner

          Except as described below, our general partner has agreed not to withdraw voluntarily as the general partner prior to September 30, 2016 without obtaining the approval of the holders of at least a majority of the outstanding units, excluding units held by our general partner and its affiliates (including us), and furnishing an opinion of counsel regarding limited liability and tax matters. On or after September 30, 2016, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' notice to our limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates other than our general partner and its affiliates.

          Upon the withdrawal of our general partner under any circumstances, the holders of a majority of the outstanding units may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding units agree in writing to continue our business and to appoint a successor general partner. Please read "—Termination and Dissolution" above.

          Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 80% of our outstanding units and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding units. The ownership of more than 20% of our outstanding units by our general partner and its affiliates would give it the practical ability to prevent its removal. Upon completion of this offering, the owner of our general partner will beneficially own approximately 53.7% of our outstanding units.

          In addition, we are required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interests

          Except for transfer by our general partner of all, but not less than all, of its general partner interests in us to another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us to another person prior to September 30, 2016 without the approval of the holders of at least a majority of the outstanding units, excluding units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume the rights and duties of the general partner to whose interest that transferee has succeeded, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters. At any time, the owner of our general partner may sell or transfer all or part of its membership interests in our general partner without the approval of the unitholders, subject to certain restrictions as described elsewhere in this prospectus. Please read "Certain Relationships and Related Transactions."

Change of Management Provisions

          Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner as general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of our units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner.

Unitholder Rights Plan

          Our partnership agreement provides that our general partner, in its sole discretion, may at any time adopt a unitholder rights plan similar to a shareholder rights plan for corporations. If adopted, we would issue a dividend of one right to each holder of common or management units as of a record date to be established by our general partner. The rights would generally become exercisable if a third person or group acquires ownership in excess of a specified percentage of our common units or initiated a tender offer for in excess of that specified percentage percent of our common units. Upon such a triggering event, each right would initially entitle our unitholders to purchase a fractional share of a class of preferred units, which would convert into the right to purchase our common units. In such an event, all rights holders except such acquiring third person or group may exercise each right to purchase one common unit (or shares of the third-person acquirer in certain circumstances) at half of our common units' then-current market price. The rights will also be redeemable by us for $0.01 per right. Further details of the rights plan will be outlined in a letter that will be mailed to holders of our common units as of the record date selected by our general partner upon adoption of any such plan.

          If adopted, the rights will cause substantial dilution to any person or group that attempts to acquire us. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because the board of directors of our general partner can approve a redemption of the rights or a permitted offer, the rights, if adopted, should not interfere with a merger or other business combination approved by the board of directors of our general partner. By purchasing a common unit, you consent to the adoption of the rights agreement by our general partner.

Call Right

          If at any time not more than 10% of the then-issued and outstanding limited partner interests of any class are held by persons other than our general partner and its affiliates, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least ten but not more than 60 days notice. The purchase price in the event of such a purchase will be the greater of:

  (1)
  the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased during the 90 day period preceding the date such notice is first mailed; and

  (2)
  the average of the daily closing prices of the limited partner interests over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed.

          At the completion of this offering, our current equity owners, including certain officers of our general partners, will own 62.9% of our common units.

          As a result of our general partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his units in the market. Please read "Material Tax Consequences—Disposition of Units."

Meetings; Voting

          Except as described below regarding a person or group owning 20% or more of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, will be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

          Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

          Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read "—Issuance of Additional Securities" above. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

          Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

          By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described under "—Limited Liability" above, the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

          If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner or assignee, we may redeem the units held by the limited partner or assignee at their current market price. To avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Non-Taxpaying Assignees; Redemption

          To avoid any adverse effect on the maximum applicable rates chargeable to customers by our subsidiaries that are regulated by FERC, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner the power to amend the agreement. If our general partner, with the advice of counsel, determines that our being a pass-through entity for federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by Buckeye's subsidiaries that are regulated by FERC, then our general partner may, in its sole discretion, adopt such amendments to our partnership agreement as it determines necessary or advisable to:

  •
  obtain proof of the federal income tax status of our limited partners (and their owners, to the extent relevant) and

  •
  permit our general partner to redeem the units held by any person who's tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by the general partner to obtain proof of the federal income tax status. The redemption price in the case of such a redemption will be the lesser of:

  •
  the price paid by such unitholder for the relevant unit; and

  •
  the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Indemnification

          Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

  •
  our general partner,

  •
  any departing general partner,

  •
  any person who is or was an affiliate of our general partner or any departing general partner,

  •
  any person who is or was a member, partner, officer, director, employee, agent or trustee of our general partner or any departing general partner or any affiliate of our general partner or any departing general partner,

  •
  any person who is or was serving at the request of our general partner or any departing general partner or any affiliate of our general partner or any departing general partner as an officer, director, employee, member, partner, agent or trustee of another person, or

  •
  any person designated by our general partner.

          Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable it to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Books and Reports

          Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For fiscal reporting and tax reporting purposes, our year ends on December 31 each year.

          We will furnish or make available to record holders of units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

          We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns.

Right to Inspect Our Books and Records

          Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand and at his own expense, have furnished to him:

  •
  a current list of the name and last known address of each partner,

  •
  a copy of our tax returns,

  •
  information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner,

  •
  copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed,

  •
  information regarding the status of our business and financial condition, and

  •
  any other information regarding our affairs as is just and reasonable.

          Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

Registration Rights

          Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. In addition, we have agreed to file a shelf registration statement to register the offering and sale by our current equity owners of any common units they beneficially own, including common units to be issued upon conversion of management units, as promptly as practicable following the date we are eligible to use a shelf registration statement on Form S-3. We are obligated to pay all expenses incidental to the registrations, excluding underwriting discounts and commissions. Please read "Units Eligible for Future Sale."

MATERIAL PROVISIONS OF THE PARTNERSHIP AGREEMENT
OF BUCKEYE PARTNERS, L.P.

          The following is a summary of the material provisions of the partnership agreement of Buckeye Partners, L.P., which could impact our results of operations and those of Buckeye. Buckeye's partnership agreement is included as an exhibit to the registration statement of which this prospectus constitutes a part. Unless the context otherwise requires, references in this prospectus to the "Buckeye partnership agreement," constitute references to the partnership agreement of Buckeye Partners, L.P.

          We summarize provisions of the Buckeye partnership agreement relating to allocations of taxable income and taxable loss in "Material Tax Consequences."

Organization and Duration

          Buckeye was organized on July 11, 1986 and has a term extending until the close of business on December 31, 2086.

Purpose

          Buckeye's purpose under its partnership agreement is to engage in any lawful activity for which limited partnerships may be organized under the Delaware Act.

          Buckeye's general partner is authorized in general to perform all acts deemed necessary to carry out Buckeye's purposes and to conduct its business.

Power of Attorney

          Each Buckeye limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to Buckeye's general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for Buckeye's qualification, continuance or dissolution. The power of attorney also grants Buckeye's general partner the authority to amend, and to make consents and waivers under, the Buckeye partnership agreement.

Cash Distribution Policy

General

          Buckeye's partnership agreement does not require distributions to be made quarterly. Under the partnership agreement, Buckeye's general partner, from time to time and not less than quarterly, is required to review Buckeye's accounts to determine whether distributions are appropriate. Buckeye's general partner is permitted to make such distributions as it, in its sole discretion, may determine, without being limited to current or accumulated income or gains. Cash distributions may be made from any Buckeye funds, including, without limitation, revenues, capital contributions or borrowed funds. Distributions are made concurrently to all record holders on the record date set for purposes of such distribution.

Incentive Distribution Rights

          The Incentive Compensation Agreement between Buckeye GP LLC, our wholly owned subsidiary, and Buckeye provides that if a quarterly cash distribution to Buckeye's LP units exceeds a target of $0.325 per LP unit, Buckeye will pay Buckeye GP LLC, for each outstanding LP unit

(other than the 2,573,146 LP units initially issued to Buckeye Pipe Line Services Company), an incentive distribution equal to:

  (1)
  15% of the amount, if any, by which the quarterly distribution per eligible LP unit exceeds $0.325 but is not more than $0.35, plus

  (2)
  25% of the amount, if any, by which the quarterly distribution per eligible LP unit exceeds $0.35 but is not more than $0.375, plus

  (3)
  30% of the amount, if any, by which the quarterly distribution per eligible LP unit exceeds $0.375 but is not more than $0.40, plus

  (4)
  35% of the amount, if any, by which the quarterly distribution per eligible LP unit exceeds $0.40 but is not more than $0.425, plus

  (5)
  40% of the amount, if any, by which the quarterly distribution per eligible LP unit exceeds $0.425 but is not more than $0.525, plus

  (6)
  45% of the amount, if any, by which the quarterly distribution per eligible LP unit exceeds $0.525.

Distributions of Cash Upon Liquidation

          If Buckeye dissolves in accordance with its partnership agreement, Buckeye will sell or otherwise dispose of its assets in a process called liquidation. Buckeye will first apply the proceeds of liquidation to the payment of its creditors. Buckeye will distribute any remaining proceeds to its unitholders, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of its assets in liquidation.

Issuance of Additional Securities

          The Buckeye partnership agreement authorizes Buckeye to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by Buckeye's general partner in its sole discretion without the approval of any limited partners. Without the prior approval of the holders of two-thirds of the outstanding LP units, the Buckeye general partner is prohibited from causing Buckeye to issue any class or series of LP units having preferences or other special or senior rights over the previously outstanding LP units.

          It is possible that Buckeye will fund acquisitions through the issuance of additional LP units or other equity securities. Holders of any additional LP units issued by Buckeye will be entitled to share equally with the then-existing holders of LP units, GP units and other securities in Buckeye's distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of LP units in Buckeye's net assets.

          In accordance with Delaware law and the provisions of the Buckeye partnership agreement, Buckeye may also issue additional partnership interests that, in the sole discretion of Buckeye's general partner, have special voting rights to which the LP units are not entitled.

          Upon issuance of additional partnership interests in Buckeye, Buckeye's general partner is required to make additional capital contributions of property with a value equal to 1/99th of the aggregate value of all capital contributions being made in respect of the additional partnership interests. If Buckeye's general partner obtains an opinion of counsel that the failure to make such capital contribution would not result in Buckeye or the operating partnerships being treated as an association taxable as a corporation for federal income tax purposes then the general partner is not required to make such additional capital contributions. If Buckeye's general partner does not make such additional capital contributions, its percentage interest will be reduced to reflect its percentage of the total capital contributed.

Amendment of the Buckeye Partnership Agreement

  General

          Amendments to the Buckeye partnership agreement may be proposed only by Buckeye's general partner. To adopt a proposed amendment, other than the amendments discussed below, Buckeye's general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a majority of the LP units, referred to as a "Majority Interest."

  Prohibited Amendments

          Without the consent of at least a majority of the limited partners, Buckeye's general partner may not amend the Buckeye limited partnership agreement unless the amendment, in the good faith opinion of the general partner, does not adversely affect the limited partners in any material respect.

          Without the consent of two-thirds interest of the limited partners, Buckeye may not amend the Incentive Compensation Agreement unless the amendment, in the good faith opinion of Buckeye's general partner, does not adversely affect the limited partners in any material respect.

  No Unitholder Approval

          Buckeye's general partner may generally make amendments to the Buckeye partnership agreement without the approval of any limited partner or assignee to reflect:

  (1)
  a change in the name of Buckeye, the location of Buckeye's principal place of business, Buckeye's registered agent or its registered office;

  (2)
  the admission, substitution, withdrawal or removal of partners in accordance with Buckeye's partnership agreement;

  (3)
  a change that Buckeye's general partner deems appropriate or necessary for Buckeye to qualify or to continue its qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither Buckeye nor any of the operating partnerships will be treated as an association taxable as a corporation for federal income tax purposes;

  (4)
  an amendment that is necessary, in the opinion of our counsel, to prevent Buckeye, any of the operating partnerships, or Buckeye GP LLC or its directors and officers from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed; or

  (5)
  any other changes or events similar to any of the matters described in (1) through (4) above.

          In addition, Buckeye's general partner may make amendments to the Buckeye partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of Buckeye's general partner reflect:

  (1)
  a change that in the good faith opinion of Buckeye's general partner does not adversely affect the limited partners in any material respect;

  (2)
  a change to divide the outstanding Buckeye units into a greater number of units, to combine the outstanding units into a smaller number of units or to reclassify Buckeye units in a manner than in the good faith opinion of Buckeye's general partner does not adversely affect any class of limited partners in any material respect;

  (3)
  a change that Buckeye's general partner in its sole discretion deems appropriate or necessary to satisfy any requirements, conditions or guidelines contained in any order, rule or regulation of any federal or state agency or contained in any federal or state statute; or

  (4)
  a change that Buckeye's general partner in its sole discretion deems appropriate or necessary to facilitate the trading of any Buckeye units or comply with any rule, regulation, requirement, condition or guideline of any exchange on which any units are or will be listed or admitted to trading.

  Opinion of Counsel and Unitholder Approval

          No amendments to the Buckeye partnership agreement will become effective without the approval of holders of at least 80% of the LP units unless Buckeye obtains an opinion of counsel to the effect that the amendment will not result in the loss of limited liability of any of its limited partners or cause Buckeye or any Operating Partnership to be treated as an association taxable as a corporation for federal income tax purposes.

          Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of Buckeye limited partners constituting not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

          The Buckeye partnership agreement generally prohibits Buckeye's general partner, without the prior approval of the holders of at least two-thirds of the outstanding LP units and Special Approval, from causing Buckeye to, among other things, sell, exchange or otherwise dispose of all or substantially all of its assets. Buckeye's general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of Buckeye's assets without that approval. Buckeye's general partner may also sell all or substantially all of Buckeye's assets under a foreclosure or other realization upon those encumbrances without that approval. The Buckeye partnership agreement generally prohibits Buckeye's general partner from causing Buckeye to merge or consolidate, without prior Special Approval.

Termination and Dissolution

          Buckeye will continue as a limited partnership until the close of business on December 31, 2086 or until earlier terminated under the Buckeye partnership agreement. Buckeye will dissolve upon:

  (1)
  the expiration of Buckeye's term;

  (2)
  the withdrawal of Buckeye's general partner unless a person becomes a successor general partner prior to or on the effective date of such withdrawal;

  (3)
  the bankruptcy or dissolution of Buckeye's general partner, or any other event that results in its ceasing to be Buckeye's general partner other than by reason of a withdrawal or removal or transfer of general partner interests by Buckeye's general partner in accordance with the Buckeye partnership agreement; or

  (4)
  the election of Buckeye's general partner to dissolve Buckeye, if approved by the holders of two-thirds of the outstanding LP units.

          Upon a dissolution under clause (2) or (3), the holders of Buckeye LP units representing a Majority Interest may also elect, within specific time limitations, to reconstitute Buckeye and continue Buckeye's business on the same terms and conditions described in the Buckeye partnership agreement by forming a new partnership on terms identical to those in the Buckeye partnership agreement and having as general partner a person approved by the holders of a majority of the outstanding LP units, subject to Buckeye's receipt of an opinion of counsel to the effect that:

  (1)
  the action would not result in the loss of limited liability of any limited partner, and

  (2)
  neither Buckeye nor the reconstituted partnership would be treated as an association taxable as a corporation for federal income tax purposes.

Liquidation and Distribution of Proceeds

          Upon Buckeye's dissolution, unless it is reconstituted and continued as a new partnership, the liquidator authorized to wind up Buckeye's affairs will, acting with all of the powers of Buckeye's general partner that the liquidator deems appropriate or necessary in its good faith judgment, liquidate Buckeye's assets and apply and distribute the proceeds of the liquidation as described above in "—Cash Distribution Policy—Distributions of Cash Upon Liquidation."

Withdrawal or Removal of the General Partner

          Except as described below, Buckeye's general partner has agreed not to withdraw voluntarily as a general partner prior to the later of December 23, 2011 and the date the ESOP Loan is paid in full. On or after the latter of such dates, the general partner of Buckeye may withdraw as general partner by giving 90 days' written notice, and that withdrawal will not constitute a violation of the Buckeye partnership agreement.

          Upon the withdrawal of Buckeye's general partner under any circumstances, other than as a result of a transfer by Buckeye's general partner of all or a part of its general partner interest in Buckeye, the holders of a majority of the outstanding LP units may select a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, Buckeye will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding LP units agree in writing to continue Buckeye's business and to appoint a successor general partner. Please read "—Termination and Dissolution" above.

          Buckeye's general partner may not be removed unless that removal is approved by the vote of the holders of not less than 80% of the outstanding LP units and Buckeye receives an opinion of counsel regarding limited liability and tax matters. Any removal of Buckeye's general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding LP units.

          If Buckeye's general partner withdraws or is removed and a successor general partner is approved, the successor general partner is required to buy the GP units for a cash price equal to fair market value. The fair market value of the GP units includes the value of all the rights associated with being Buckeye's general partner, including, without limitation, the general partner's pro rata interest in Buckeye and the right to receive incentive distributions pursuant to the Incentive Compensation Agreement (which rights will terminate upon removal of the general partner). The fair market value of the general partner's interest and the right to receive incentive distributions will be determined by agreement between Buckeye's general partner and the successor general partner. If no agreement is reached, a firm of independent appraisers selected by Buckeye's general partner and the successor general partner will determine the fair market value. Or, if Buckeye's general partner and the successor general partner cannot agree upon a firm of independent appraisers, then a firm of independent appraisers chosen by agreement of the firms selected by each of them will determine the fair market value.

          In addition, Buckeye is required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for Buckeye's benefit.

Transfer of Buckeye's General Partner Interests and Assignment of Incentive Compensation Agreement

          Except for transfer by Buckeye's general partner of all, but not less than all, of its general partner interests in Buckeye to another entity, or a transfer to an affiliate of Buckeye's general partner, in each case where the transferee or transferees assume all of the rights and obligations of the general partner as general partner under the Buckeye partnership agreement or as part of the merger or consolidation of the general partner with or into another person or the transfer by the general partner of all or substantially all of its assets to another person, Buckeye's general partner may not transfer all or any part of its general partner interest in Buckeye without the approval of the holders of at least a majority of the outstanding LP units. As a condition of this transfer, Buckeye must receive an opinion of counsel regarding limited liability and tax matters.

          At any time, the members of Buckeye's general partner may sell or transfer all or part of their membership interests in Buckeye's general partner without the approval of the Buckeye unitholders.

          Buckeye GP LLC may assign the Incentive Compensation Agreement to an affiliate or a transferee of Buckeye's general partner interest without the prior approval of Buckeye unitholders or the other parties to the Incentive Compensation Agreement; provided that the transferee is admitted as an additional or successor general partner in Buckeye. For so long as the Executive Employment Agreement between Buckeye's general partner, MainLine Sub LLC and Services Company is in effect, Buckeye GP LLC may not assign the Incentive Compensation Agreement without the prior written consent of the Trustee of the ESOP.

Call right

          If Buckeye's general partner and its affiliates own more than 90% of the outstanding LP units, the general partner has the right to purchase all, but not less than all, of the LP units that remain outstanding and are held by persons other than the general partner and its affiliates.

Indemnification

          The amended and restated partnership agreement of Buckeye, the agreements of limited partnership of the operating partnerships (the "Operating Partnership Agreements," and together with the Buckeye partnership agreement, the "Partnership Agreements") and the management agreements of the operating partnerships provide that Buckeye or the operating partnership, as the case may be, will indemnify (to the extent permitted by applicable law) certain persons (each, an "Indemnitee") against expenses (including legal fees and expenses), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Indemnitee in connection with any threatened, pending or completed claim, demand, action, suit or proceeding to which the Indemnitee is or was an actual or threatened party and which relates to Partnership Agreements or the property, business, affairs or management of Buckeye or any operating partnership. This indemnity is available only if the Indemnitee acted in good faith and the action or omission which is the basis of such claim, demand, action, suit or proceeding does not involve the gross negligence or willful misconduct of such Indemnitee. Indemnitees include the general partner of the relevant operating partnership, any affiliates of such general partner, any person who is or was a director, officer, employee or agent of such general partner or any affiliate, or any person who is or was serving at the request of such general partner or any such affiliate as a director, officer, partner, trustee, employee or agent of another person. Expenses subject to indemnity will be paid by the applicable partnership to the Indemnitee in advance, subject to receipt of an undertaking by or on behalf of the Indemnitee to repay such amount if it is ultimately determined by a court of competent jurisdiction that the Indemnitee is not entitled to indemnification. Buckeye maintains a liability insurance policy on behalf of the Indemnitees.

          Section 18-108 of the Delaware Limited Liability Company Act provides that a Delaware limited liability company may indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. Article V of the limited liability company agreement of the general partner of Buckeye provides for the indemnification of members, managers, partners, officers, directors, employees, agents, trustees and affiliates of the general partner and such persons who serve at the request of the general partner as members, managers, partners, officers, directors, employees, agents, trustees and affiliates of any other enterprise against certain liabilities under certain circumstances.

UNITS ELIGIBLE FOR FUTURE SALE

          After the sale of the common units offered hereby, our current equity owners will hold an aggregate of 16,438,000 common units and 1,362,000 management units, which are convertible into an equal number of common units. The sale of these common units (including those issuable upon conversion of the management units) could have an adverse impact on the price of our common units or on any trading market that may develop.

          The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

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  1% of the total number of the securities outstanding; or

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  the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

          Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least two years, would be entitled to sell common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

          Our partnership agreement provides that we may issue an unlimited number of limited partner interests and other equity securities without a vote of the unitholders. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "Material Provisions of the Partnership Agreement of Buckeye GP Holdings L.P.—Issuance of Additional Securities."

          Our general partner and its affiliates may request that we register for resale under the Securities Act and applicable state securities laws any common units or other partnership securities that they own. In addition, we have agreed to file a shelf registration statement to register the offering and sale by our current equity owners of any common units they beneficially own, including common units to be issued upon conversion of management units, as promptly as practicable following the date we are eligible to use a shelf registration statement on Form S-3. We will bear all costs and expenses incidental to the registrations, excluding any underwriting discounts and commissions. Except as described below, the owner of our current equity owners may sell their common units in private transactions at any time, subject to compliance with applicable laws.

          The owner of our general partner and its affiliates, including our general partner and the directors and executive officers of our general partner, have agreed not to sell any units they beneficially own for a period of 180 days from the date of this prospectus. For a description of these lock-up provisions, please read "Underwriting."

MATERIAL TAX CONSEQUENCES

          This section is a discussion of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., tax counsel to our general partner and us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "us" or "we" are references to Buckeye GP Holdings L.P.

          The following discussion does not comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of units.

          All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us.

          No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the units and the prices at which units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

          For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units (please read "—Tax Consequences of Unit Ownership—Treatment of Short Sales"); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read "—Disposition of Units—Allocations Between Transferors and Transferees"); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read "—Tax Consequences of Unit Ownership—Section 754 Election").

Partnership Status

          A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner's adjusted basis in his partnership interest.

          Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation, storage and marketing of crude oil, natural gas and products thereof, including our allocable share of such income from Buckeye. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 6% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income.

          No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Internal Revenue Code. Moreover, no ruling has been or will be sought from the IRS and the IRS has made no determination as to Buckeye's status for federal income tax purposes or whether its operations generate "qualifying income" under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. Vinson & Elkins L.L.P. is of the opinion, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, that we will be classified as a partnership for federal income tax purposes.

          In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied are:

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  Neither we, Buckeye, nor the operating partnerships of Buckeye will elect to be treated as a corporation; and

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  For each taxable year, more than 90% of our gross income will be income that Vinson & Elkins L.L.P. has opined or will opine is "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code.

          If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

          If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. Moreover, if Buckeye were taxable as a corporation in any taxable year, our share of Buckeye's items of income, gain, loss and deduction would not be passed through to us and Buckeye would pay tax on its income at corporate rates. If we or Buckeye were taxable as corporations, losses recognized by Buckeye would not flow through to us or our losses would not flow through to our unitholders, as the case may be. In addition, any distribution made by us to a unitholder (or by Buckeye to us) would be treated as either taxable dividend income, to the extent of current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his units (or our tax basis in our aggregate interest in Buckeye), or taxable capital gain, after the unitholder's tax basis in his units (or our tax basis in our aggregate interest in Buckeye) is reduced to zero. Accordingly, taxation of either us or Buckeye as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

          The discussion below is based on Vinson & Elkins L.L.P.'s opinion that we and Buckeye will be classified as partnerships for federal income tax purposes.

Limited Partner Status

          Unitholders who have become limited partners of us will be treated as partners in us for federal income tax purposes. The following will also be treated as partners of Buckeye GP Holdings L.P.:

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  assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners; and

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  unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their units.

          As there is no direct authority addressing assignees of units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Vinson & Elkins L.L.P.'s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of units unless the units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those units.

          A beneficial owner of units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read "—Tax Consequences of Unit Ownership—Treatment of Short Sales."

          Income, gains, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in us for federal income tax purposes.

Tax Consequences of Unit Ownership

          Flow-Through of Taxable Income.    We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

          Treatment of Distributions.    Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the units, taxable in accordance with the rules described under "—Disposition of Units" below. Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "—Limitations on Deductibility of Losses."

          A decrease in a unitholder's percentage interest in us because of our issuance of additional units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, and/or substantially appreciated "inventory items," both as defined in the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

          Ratio of Taxable Income to Distributions.    We estimate that a purchaser of units in this offering who owns those units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2008, will be allocated an amount of federal taxable income for that period that will be less than 10% of the cash distributed with respect to that cumulative period. This estimate is based upon the assumption that the current rate of distributions from Buckeye will approximate the amount required to make a quarterly distribution of $0.205 per common unit and other assumptions with respect to our operations, gross income, capital expenditures, cash flow, net working capital and anticipated cash distributions. Our ratio of taxable income to cash distributions will be much greater than the ratio applicable to the holders of LP units in Buckeye because our receipt of incentive distributions will cause more taxable income to be allocated to us from Buckeye. Further, if Buckeye is successful in increasing distributable cash flow over time, our income allocations from incentive distributions will increase and, therefore, our ratio of taxable income to cash distributions will further increase. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the units.

          Basis of Units. A unitholder's initial tax basis for his units will be the amount he paid for the units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read "—Disposition of Units—Recognition of Gain or Loss."

          Limitations on Deductibility of Losses.    The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder's stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

          In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

          The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. However, the application of the passive loss limitations to tiered publicly traded partnerships is uncertain. We will take the position that any passive losses we generate that are reasonably allocable to our investment in Buckeye will only be available to offset our passive income generated in the future that is reasonably allocable to our investment in Buckeye and will not be available to offset income from other passive activities or investments, including other investments in private businesses or investments we may make in other publicly traded partnerships, such as Buckeye, or salary or active business income. Further, your share of our net income may be offset by any suspended passive losses from your investment in us, but may not be offset by your current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships. Passive losses that are not deductible because they exceed a unitholder's share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party.

          The IRS could take the position that for purposes of applying the passive loss limitation rules to tiered publicly traded partnerships, such as Buckeye and us, the related entities are treated as one publicly traded partnership. In that case, any passive losses we generate would be available to offset income from your investments in Buckeye. However, passive losses that are not deductible because they exceed a unitholder's share of income we generate would not be deductible in full until a unitholder disposes of his entire investment in both us and Buckeye in a fully taxable transaction with an unrelated party.

          The passive loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

          Limitations on Interest Deductions.    The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." Investment interest expense includes:

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  interest on indebtedness properly allocable to property held for investment;

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  our interest expense attributed to portfolio income; and

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  the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

          The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder's share of our portfolio income will be treated as investment income.

          Entity Level Collections.    If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

          Allocation of Income, Gain, Loss and Deduction.    In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our unitholders in accordance with their percentage interests in us. If we have a net loss for the entire year, that loss will be allocated to the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts.

          Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our assets at the time of this offering, referred to in this discussion as "Contributed Property." The effect of these allocations to a unitholder purchasing units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

          An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner's "book" capital account, credited with the fair market value of Contributed Property, and "tax" capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the "Book-Tax Disparity," will generally be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

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  his relative contributions to us;

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  the interests of all the partners in profits and losses;

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  the interest of all the partners in cash flow; and

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  the rights of all the partners to distributions of capital upon liquidation.

          Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in "—Tax Consequences of Unit Ownership—Section 754 Election" and "—Disposition of Units—Allocations Between Transferors and Transferees," allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction.

          Treatment of Short Sales. A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner for those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

  •
  any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

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  any cash distributions received by the unitholder as to those units would be fully taxable; and

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  all of these distributions would appear to be ordinary income.

          Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where units are loaned to a short seller to cover a short sale of units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read "—Disposition of Units—Recognition of Gain or Loss."

          Alternative Minimum Tax.    Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

          Tax Rates.    In general, the highest effective United States federal income tax rate for individuals is currently 35% and the maximum United States federal income tax rate for net capital gains of an individual is currently 15% if the asset disposed of was held for more than 12 months at the time of disposition.

          Section 754 Election.    We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a unit purchaser's tax basis in our assets ("inside basis") under

Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder's inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets ("common basis") and (2) his Section 743(b) adjustment to that basis.

          Where the remedial allocation method is adopted (which we will adopt), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read "—Uniformity of Units."

          Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read "—Uniformity of Units."

          A Section 754 election is advantageous if the transferee's tax basis in his units is higher than the units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his units is lower than those units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.

          The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets or the tangible assets owned by Buckeye to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

          Accounting Method and Taxable Year.    We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read "—Disposition of Units—Allocations Between Transferors and Transferees."

          Initial Tax Basis, Depreciation and Amortization.    The tax basis of our assets and Buckeye's assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by the unitholders immediately prior to this offering. Please read "—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction."

          To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill we own at the time of this offering. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

          If we or Buckeye dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own or Buckeye owns will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read "—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction" and "—Disposition of Units—Recognition of Gain or Loss."

          The costs incurred in selling our units (called "syndication expenses") must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

          Valuation and Tax Basis of Our Properties.    The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets and Buckeye's assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

          Recognition of Gain or Loss.    Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder's tax basis for the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

          Prior distributions from us in excess of cumulative net taxable income for a unit that decreased a unitholder's tax basis in that unit will, in effect, become taxable income if the unit is sold at a price greater than the unitholder's tax basis in that unit, even if the price received is less than his original cost.

          Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" we own or Buckeye owns. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

          The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

          Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

  •
  a short sale;

  •
  an offsetting notional principal contract; or

  •
  a futures or forward contract with respect to the partnership interest or substantially identical property.

          Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

          Allocations Between Transferors and Transferees.    In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the "Allocation Date." However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

          The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

          A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

          Notification Requirements. A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

          Constructive Termination.    We will be considered to have been terminated for federal tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination could result in an increase in the amount of taxable income to be allocated to our unitholders if our termination results in a termination of Buckeye. Although the amount of increase cannot be estimated because it depends upon numerous factors including the time of the termination, the amount could be material. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

          Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read "—Tax Consequences of Unit Ownership—Section 754 Election."

          We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read "—Tax Consequences of Unit Ownership—Section 754 Election." To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read "—Disposition of Units—Recognition of Gain or Loss."

Tax-Exempt Organizations and Other Investors

          Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

          Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

          Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

          In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

          Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

          Information Returns and Audit Procedures.    We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

          The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of his return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

          Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the "Tax Matters Partner" for these purposes. The partnership agreement names the general partner as our Tax Matters Partner.

          The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

          A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

          Nominee Reporting.    Persons who hold an interest in us as a nominee for another person are required to furnish to us:

  •
  the name, address and taxpayer identification number of the beneficial owner and the nominee;

  •
  whether the beneficial owner is:

  (1)
  a person that is not a United States person;

  (2)
  a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

  (3)
  a tax-exempt entity;

  •
  the amount and description of units held, acquired or transferred for the beneficial owner; and

  •
  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

          Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

          Accuracy-Related Penalties.    An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

          For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

  (1)
  for which there is, or was, "substantial authority"; or

  (2)
  as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

          If any item of income, gain, loss or deduction included in the distributive shares of unitholders for a given year might result in an "understatement" of income for which no "substantial authority" exists, we will disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to "tax shelters," which we do not believe includes us.

          A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

          Reportable Transactions.    If we were to engage in a "reportable transaction," we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a "listed transaction" or that it produces certain kinds of losses in excess of $2 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read "—Information Returns and Audit Procedures."

          Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

  •
  accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at "—Accuracy-related Penalties;"

  •
  for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

  •
  in the case of a listed transaction, an extended statute of limitations.

          We do not expect to engage in any "reportable transactions."

State, Local, Foreign and Other Tax Considerations

          In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we or Buckeye do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We or Buckeye will initially own property or may be deemed to do business in the following states: California, Connecticut, Florida, Illinois, Indiana, Louisiana, Massachusetts, Michigan, Nevada, New Jersey, New York, Ohio, Pennsylvania and Texas. Each of those states, except Florida, Nevada and Texas, currently impose a personal income tax. We or Buckeye may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many other jurisdictions in which we may do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read "—Tax Consequences of Unit Ownership—Entity Level Collections." Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN US BY EMPLOYEE BENEFIT PLANS

          An investment in our units by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA, and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes, the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

  •
  whether the investment is prudent under Section 404(a)(l)(B) of ERISA;

  •
  whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA; and

  •
  whether the investment will result in recognition of unrelated business taxable income (please read "Material Tax Consequences—Tax-Exempt Organizations and Other Investors") by the plan and, if so, the potential after-tax investment return.

          In addition, the person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in our units is authorized by the appropriate governing instrument and is a proper investment for the plan.

          Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code with respect to the plan. Therefore, a fiduciary of an employee benefit plan or an IRA accountholder that is considering an investment in our units should consider whether the entity's purchase or ownership of such units would or could result in the occurrence of such a prohibited transaction.

          In addition to considering whether the purchase of units is or could result in a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in our units, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including fiduciary standard and its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

          The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under some circumstances. Under these regulations, an entity's assets would not be considered to be "plan assets" if, among other things:

  •
  the equity interests acquired by employee benefit plans are publicly offered securities; i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

  •
  the entity is an "operating company;" i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries; or

  •
  there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding some interests held by our general partner, its affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

          Our assets should not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in the first bullet point above.

          Plan fiduciaries contemplating a purchase of units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

          Buckeye GP Holdings L.P. and the underwriters named below have entered into an underwriting agreement with respect to the common units being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of common units indicated in the following table. Goldman, Sachs & Co., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC are the representatives of the underwriters. Goldman, Sachs & Co., Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers.

Underwriters	Number of Common Units
Goldman, Sachs & Co.	2,388,750
Citigroup Global Markets Inc.	2,388,750
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,388,750
UBS Securities LLC	1,302,955
Lehman Brothers Inc.	542,898
Wachovia Capital Markets, LLC	542,897
Deutsche Bank Securities Inc.	315,000
KeyBanc Capital Markets, A Division of McDonald Investments Inc.	315,000
RBC Capital Markets Corporation	315,000

Total	10,500,000

          The underwriters are committed to take and pay for all of the common units being offered, if any are taken, other than the common units covered by the option described below unless and until this option is exercised.

          If the underwriters sell more common units than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,575,000 common units from Buckeye GP Holdings L.P. to cover such sales. They may exercise that option for 30 days. If any common units are purchased pursuant to this option, the underwriters will severally purchase common units in approximately the same proportion as set forth in the table above.

          The following table shows the per common unit and total underwriting discounts and commissions to be paid to the underwriters by Buckeye GP Holdings L.P. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,575,000 additional common units.

	No Exercise	Full Exercise
Per common unit	$0.8713	$0.8713
Total	$9,148,650.00	$10,520,947.50

          Common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount of up to $0.5227 per common unit from the initial public offering price. If all the common units are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

          Buckeye GP Holdings L.P., its general partner, its current owners and the officers and directors of its general partner have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common units or securities convertible into or exchangeable for common units during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See "Units Eligible for Future Sale" for a discussion of certain transfer restrictions.

          The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period Buckeye GP Holdings L.P. or Buckeye Partners, L.P. issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, Buckeye GP Holdings L.P. or Buckeye Partners, L.P. announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

          Prior to the offering, there has been no public market for the common units. The initial public offering price was negotiated among Buckeye GP Holdings L.P. and the representatives. Among the factors considered in determining the initial public offering price of the common units, in addition to prevailing market conditions, were the information set forth in this prospectus and otherwise available to the representatives, including Buckeye's historical performance and the market price for Buckeye's common units (which trade on the NYSE under the symbol "BPL"), estimates of Buckeye GP Holdings L.P.'s business potential and earnings prospects, an assessment of Buckeye GP Holdings L.P.'s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          Buckeye GP Holdings L.P. has been authorized to list its common units on the NYSE under the symbol "BGH." In order to meet one of the requirements for listing the common units on the NYSE, the underwriters have undertaken to sell lots of 100 or more common units to a minimum of 2,000 beneficial holders.

          In connection with the offering, the underwriters may purchase and sell common units in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional common units from Buckeye GP Holdings L.P. in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of common units to close out the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase additional common units pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common units sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common units, and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common units. As a result, the price of the common units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

          Each of the underwriters has represented and agreed that:

  (a)
  it has not made or will not make an offer of common units to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

  (b)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to Buckeye GP Holdings L.P.; and

  (c)
  it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the common units in, from or otherwise involving the United Kingdom.

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of common units to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common units which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of common units to the public in that Relevant Member State at any time:

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  (c)
  in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer of common units to the public" in relation to any common units in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common units to be offered so as to enable an investor to decide to purchase or subscribe the common units, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

          The common units may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the common units may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common units which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common units may not be circulated or distributed, nor may the common units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Where the common units are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

          The common units have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any common units, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

          Because the National Association of Securities Dealers, Inc. views the common units offered by this prospectus as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

          A prospectus in electronic format may be made available on websites maintained by the representatives and may also be made available on websites maintained by other underwriters. The representatives may agree to allocate a number of common units to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

          The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of common units offered.

          Buckeye GP Holdings L.P. estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.9 million. The underwriters have agreed to reimburse Buckeye GP Holdings L.P. for certain expenses in connection with the offering.

          In no event will the maximum amount of compensation to be paid to NASD members in connection with this offering exceed 10% plus 0.5% for bona fide due diligence.

          Buckeye GP Holdings L.P. and its general partner have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

          Certain of the underwriters and their affiliates have performed investment banking, commercial banking and advisory services for us, Buckeye and our affiliates from time to time for which they have received customary fees and expenses. In particular, Goldman, Sachs & Co. served as financial advisor to Buckeye in connection with Buckeye's acquisition of the Midwest pipelines and terminals. Affiliates of Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., UBS Securities LLC, Lehman Brothers Inc., Wachovia Capital Markets, LLC, KeyBanc Capital Markets, A Division of McDonald Investments Inc., and RBC Capital Markets Corporation are lenders under Buckeye's revolving credit facility. An affiliate of Goldman, Sachs & Co. is the administrative agent under MainLine L.P.'s term loan.

          The underwriters may, from time to time, engage in transactions with and perform services for us, Buckeye and our affiliates in the ordinary course of their business.

LEGAL MATTERS

          The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., New York, New York. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Andrews Kurth LLP, Houston, Texas.

EXPERTS

          The consolidated financial statements of MainLine L.P. and subsidiaries (Successor) as of December 31, 2005 and 2004, and for the year ended December 31, 2005 and the period May 4, 2004 to December 31, 2004 and of Glenmoor, Ltd. and subsidiaries (Predecessor) for the period January 1, 2004 to May 4, 2004 and the year ended December 31, 2003, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

          The consolidated balance sheets of MainLine Management LLC and subsidiaries included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

          The balance sheet of Buckeye GP Holdings L.P. included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the Securities and Exchange Commission a registration statement on Form S-1 regarding the common units offered by this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits filed under the Securities Act of 1933. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates or from the Securities and Exchange Commission's web site on the Internet at http://www.sec.gov. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on public reference rooms. Our registration statement can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

          As a result of the offering, we will file with or furnish to the Securities and Exchange Commission periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission or obtained from the Securities and Exchange Commission's website as provided above. Our website on the Internet is located at http://www.buckeyegpholdings.com, and we expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the Securities and Exchange Commission. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

          We intend to furnish or make available to our unitholders annual reports containing our audited financial statements prepared in accordance with GAAP. Our annual report will contain a detailed statement of any transactions with our general partner or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to our general partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed. We also intend to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

          Some of the information in this prospectus may contain forward-looking statements. All statements other than statements of historical fact are forward-looking statements. These statements can be identified by the use of forward-looking terminology including "may," "believe," "will," "expect," "anticipate," "estimate," "continue" or other similar words although some forward-looking statements are expressed differently. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future. Specific factors could cause our actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:

  •
  our ability to pay distributions to our unitholders;

  •
  our expected receipt of distributions and incentive distributions from Buckeye;

  •
  anticipated trends in Buckeye's business;

  •
  price trends and overall demand for petroleum products in the United States in general and in Buckeye's service areas in particular (economic activity, weather, alternative energy sources, conservation and technological advances may affect price trends and demands);

  •
  changes, if any, in laws and regulations, including, among others, safety, tax and accounting matters or Federal Energy Regulatory Commission regulation of Buckeye's tariff rates;

  •
  liability for environmental claims;

  •
  security issues affecting Buckeye's assets, including, among others, potential damage to its assets caused by acts of war or terrorism;

  •
  unanticipated capital expenditures and operating expenses to repair or replace Buckeye's assets;

  •
  availability and cost of insurance on Buckeye's assets and operations;

  •
  Buckeye's ability to successfully identify and complete strategic acquisitions and make cost saving changes in operations;

  •
  expansion in the operations of Buckeye's competitors;

  •
  Buckeye's ability to integrate any acquired operations into its existing operations;

  •
  shut-downs or cutbacks at major refineries that use Buckeye's services;

  •
  deterioration in Buckeye's labor relations;

  •
  changes in real property tax assessments;

  •
  disruptions to the air travel system;

  •
  interest rate fluctuations and other capital market conditions.

  •
  our future results of operations;

  •
  our liquidity and ability to finance our activities;

  •
  market conditions in Buckeye's industry;

  •
  conflicts of interest between Buckeye, its general partner and us;

  •
  the treatment of Buckeye or us as a corporation for federal income tax purposes or if we or Buckeye become subject to entity-level taxation for state tax purposes; and

  •
  the impact of governmental legislation and regulation on us and Buckeye.

          A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, including those described in the "Risk Factors" section of this prospectus. We will not update these statements unless the securities laws require us to do so.

INDEX TO FINANCIAL STATEMENTS

BUCKEYE GP HOLDINGS L.P. UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Introduction	F-2
Unaudited Pro Forma Consolidated Statement of Income for the Three Months Ended March 31, 2006	F-4
Unaudited Pro Forma Consolidated Statement of Income for the Year Ended December 31, 2005	F-5
Unaudited Pro Forma Consolidated Balance Sheet at March 31, 2006	F-6
Notes to Unaudited Pro Forma Consolidated Financial Statements	F-7
MAINLINE L.P. CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-9
Consolidated Statements of Income for the Year Ended December 31, 2003 (Predecessor), the Periods January 1 through May 4, 2004 (Predecessor) and May 4 through December 31, 2004 and the Year Ended December 31, 2005	F-10
Consolidated Balance Sheets at December 31, 2004 and December 31, 2005	F-11
Consolidated Statements of Cash Flows for the Year Ended December 31, 2003 (Predecessor), the Periods January 1 through May 4, 2004 (Predecessor) and May 4 through December 31, 2004 and the Year Ended December 31, 2005	F-12
Consolidated Statements of Changes In Owners' Equity (Deficiency) for the Year Ended December 31, 2003 (Predecessor), the Periods January 1 through May 4, 2004 (Predecessor) and May 4 through December 31, 2004 and the Year Ended December 31, 2005	F-13
Notes to Consolidated Financial Statements	F-14
MAINLINE L.P. UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Condensed Consolidated Statements of Income for the Three Months Ended March 31, 2005 and March 31, 2006	F-50
Condensed Consolidated Balance Sheet at March 31, 2006	F-51
Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2005 and March 31, 2006	F-52
Condensed Consolidated Statements of Changes in Partners' Capital for the Three Months Ended March 31, 2006	F-53
Notes to Condensed Consolidated Financial Statements	F-54
BUCKEYE GP HOLDINGS L.P. FINANCIAL STATEMENT
Report of Independent Registered Public Accounting Firm	F-66
Balance Sheet at June 30, 2006	F-67
Notes to Balance Sheet	F-68
MAINLINE MANAGEMENT LLC CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-69
Consolidated Balance Sheets at December 31, 2004 and December 31, 2005	F-70
Notes to Balance Sheets	F-71

BUCKEYE GP HOLDINGS L.P.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Introduction

          The pro forma consolidated financial statements are based upon the statements of income and balance sheet of MainLine L.P. ("MainLine"), the predecessor of Buckeye GP Holdings L.P. (the "Partnership"), for the three months ended March 31, 2006 and the year ended December 31, 2005 and as of March 31, 2006. MainLine will be contributed to the Partnership and the Partnership will own and control Buckeye GP LLC effective with the closing of the offering. Because the contribution of MainLine will be considered a reorganization of entities under common control, the contribution will be recorded at historical cost. The Partnership's pro forma financial statements have been derived from the consolidated financial statements of MainLine set forth elsewhere in this Prospectus and are qualified in their entirety by reference to such consolidated financial statements and related notes contained therein. The pro forma financial statements have been prepared on the basis that the Partnership will be treated as a partnership for federal income tax purposes. The unaudited pro forma financial statements should be read in conjunction with the notes accompanying such pro forma financial statements and with the historical financial statements of Mainline and related notes set forth elsewhere in this Prospectus.

          The pro forma statements of income and the pro forma balance sheet were derived by adjusting the consolidated financial statements of MainLine. The adjustments are based upon currently available information and certain estimates and assumptions; therefore, actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as described below and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma financial information.

          The pro forma financial statements reflect the following transactions:

  •
  the formation of a new Delaware corporation named MainLine GP, Inc. to serve as the general partner of Mainline and the conveyance of a general partner interest in MainLine to MainLine GP, Inc.;

  •
  the contribution of the Class A and Class B units in MainLine and all of the shares of stock of MainLine GP, Inc. to Buckeye GP Holdings L.P. in exchange for common units and management units;

  •
  the conveyance by Buckeye GP LLC to MainLine of the approximately 1% general partner interest in Buckeye Pipe Line Company, L.P., Laurel Pipe Line Company, L.P., Everglades Pipe Line Company, L.P. and Buckeye Pipe Line Holdings, L.P.;

  •
  the distribution by MainLine of all of the equity in MainLine Sub LLC to Buckeye GP Holdings L.P.;

  •
  the contribution by Buckeye GP Holdings L.P. of all of the partners capital of MainLine and MainLine GP, Inc. to Buckeye GP LLC; and

  •
  the issuance by Buckeye GP Holdings L.P. of common units to the public with net proceeds of $167.4 million and the use of proceeds therefrom.

          Upon completion of the offering, Buckeye GP Holdings L.P. estimates that the costs associated with this offering will be approximately $9.1 million for underwriter's commission and $1.9 million for other costs. The pro forma balance sheet reflects these costs. The Company also anticipates incurring incremental general and administrative expenses of approximately $1.6 million per year as a result of being a public company. These costs include annual and quarterly reports to unitholders, audit fees, tax return fees and Schedule K-1 preparation and distribution costs, incremental insurance costs and registrar and transfer agent fees. The pro forma financial statements reflect these additional general and administrative expenses.

          The pro forma financial statements may not be indicative of the results that actually would have occurred if the Partnership had acquired MainLine on the dates indicated or which would occur in the future.

BUCKEYE GP HOLDINGS L.P.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE
THREE MONTHS ENDED MARCH 31, 2006

(In thousands, except per unit amounts)

	Historical	Pro Forma Adjustments		Pro Forma
Revenue	$105,745			$105,745

Costs and expenses
Operating expenses	51,261			51,261
Depreciation and amortization	9,104			9,104
General and administrative	5,915	551	(f)(i)	6,466

Total cost and expenses	66,280	551		66,831

Operating income	39,465	(551)		38,914

Other income (expense)
Investment income	320			320
Interest and debt expense	(15,729)	2,824	(g)	(12,905)

Total other income (expense)	(15,409)	2,824		(12,585)

Income before equity income and non-controlling interest	24,056	2,273		26,329
Equity income	1,380			1,380
Non-controlling interest expense	(23,197)	—		(23,197)

Net income	$2,239	$2,273		$4,512

Units outstanding—basic and diluted	145,950			28,300 (h)

Earnings per unit—basic and diluted	$0.02			$0.16

See Notes to pro forma financial statements

BUCKEYE GP HOLDINGS L.P.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2005

(in thousands, except per unit amounts)

	Year Ended December 31, 2005
	Historical	Pro Forma Adjustments		Pro Forma
Revenue	$408,446			$408,446
Costs and expenses:
Operating expenses	196,750			196,750
Depreciation and amortization	32,408			32,408
General and administrative	23,419	1,637	(f)	25,056

Total cost and expenses	252,577	1,637		254,214

Operating income	155,869	(1,637)		154,232

Other income (expense)
Investment income	884			884
Interest and debt expense	(55,366)	10,169	(g)	(45,197)

Total other income (expense)	(54,482)	10,169		(44,313)

Income before equity income and non-controlling interest	101,387	8,532		109,919
Equity income	5,303			5,303
Non-controlling interest expense	(99,704)			(99,704)

Net income	$6,986	$8,532		$15,518

Units outstanding — basic and diluted	145,950			28,300 (h)

Earnings per unit — basic and diluted	$0.05			$0.55

See Notes to pro forma financial statements

BUCKEYE GP HOLDINGS L.P.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AT MARCH 31, 2006

(In thousands)

	Historical	Pro Forma Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$19,224	$167,426	(a)	$19,224
		(169,000)	(b)
		2,014	(c)
		(440)	(c)
Trade receivables	42,484			42,484
Construction and pipeline relocation receivables	12,245			12,245
Inventories	13,561			13,561
Prepaid and other current assets	18,287			18,287

Total current assets	105,801	—		105,801

Property, plant and equipment, net	1,697,723			1,697,723
Restricted cash	5,668	(5,668)	(e)	—
Goodwill	234,603			234,603
Other non-current assets	103,221	(2,014)	(c)	99,510
		(1,697)	(b)

Total assets	$2,147,016	$(9,379)		$2,137,637

LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
Current portion of long-term debt	$7,905	$(1,800)	(b)	$6,105
Accounts payable	11,729			11,729
Accrued and other current liabilities	50,004			50,004

Total current liabilities	69,638	(1,800)		67,838
Long term debt	1,141,091	(167,200)	(b)	973,891
Non-controlling interest	773,823			773,823
Other non-current liabilities	79,117	—		79,117

Total liabilities	2,063,669	(169,000)		1,894,669
Commitments and contingent liabilities
Partners' capital
General Partner Units	7	(7)	(d)	—
General Partner — Common Units		7	(d)	7
Limited Partners — A Units	76,371	(76,371)	(d)	—
Limited Partners — B Units	3,473	(3,473)	(d)	—
Limited Partners — Common Units		167,426 2,014 (440) (3,242) 76,371 (5,668) (1,697)	(a) (c) (c) (i) (d) (e) (b)	234,764
Management Units		3,473	(d)	6,715
		3,242	(i)
Equity gains on issuance of Buckeye partners, L.P. limited partnership units	1,482			1,482
Accumulated other comprehensive income	2,014	(2,014)	(c)	—

Total partners' capital	83,347	159,621		242,968

Total liabilities and partners' capital	$2,147,016	$(9,379)		$2,137,637

See Notes to pro forma financial statements

BUCKEYE GP HOLDINGS L.P.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

          The historical financial information is derived from the historical financial statements of MainLine L.P. ("MainLine"). The pro forma adjustments have been prepared as if the transactions to be effected at or prior to the closing of this offering had taken place on March 31, 2006, in the case of the pro forma consolidated balance sheets, or as of the beginning of the period presented, in the case of the pro forma statements of income.

          The pro forma financial statements reflect the following transactions:

  •
  the formation of a new Delaware corporation named MainLine GP, Inc. to serve as the general partner of Mainline and the conveyance of a general partner interest in MainLine to MainLine GP, Inc.;

  •
  the contribution of the Class A and Class B units in MainLine and all of the shares of stock of MainLine GP, Inc. to Buckeye GP Holdings L.P. in exchange for common units and management units;

  •
  the conveyance by Buckeye GP LLC to MainLine of the approximately 1% general partner interest in Buckeye Pipe Line Company, L.P., Laurel Pipe Line Company, L.P., Everglades Pipe Line Company, L.P. and Buckeye Pipe Line Holdings, L.P.;

  •
  the distribution by MainLine of all of the equity in MainLine Sub LLC to Buckeye GP Holdings L.P.;

  •
  the contribution by Buckeye GP Holdings L.P. of all of the partners capital of MainLine and MainLine GP, Inc. to Buckeye GP LLC; and

  •
  the issuance by Buckeye GP Holdings L.P. of common units to the public with net proceeds of $167.4 million and the use of proceeds therefrom.

          Upon completion of the offering, Buckeye GP Holdings L.P. estimates that the costs associated with this offering will be approximately $9.1 million for underwriter's commission and $1.9 million for other costs. The pro forma balance sheet reflects these costs. The Company also anticipates incurring incremental general and administrative expenses of approximately $1.6 million per year as a result of being a public company. These costs include annual and quarterly reports to unitholders, audit fees, tax return fees and Schedule K-1 preparation and distribution costs, incremental insurance costs and registrar and transfer agent fees. The pro forma financial statements reflect these additional general and administrative expenses.

2. Pro Forma Adjustments

  (a)
  Reflects net proceeds of $167.4 million (gross proceeds of $178.5 million, less $9.1 million in underwriters' discounts and other related expenses of the offering). This adjustment assumes the underwriters' over allotment option is not exercised.

  (b)
  Reflects the repayment of our $169.0 million term loan from the net proceeds of this offering, together with cash on hand, and the write-off of $1.7 million of deferred financing costs associated with the term loan. The write-off is allocated entirely to the Class A Unitholders on the assumption that the write-off occurs immediately prior to the offering.

  (c)
  Reflects distributions to our existing owners after receipt of the proceeds of this offering as described in (a) above, the repayment of the term loan described in (b) above and the liquidation of cash flow hedges in the amount of $2.0 million associated with our $169.0 million term loan.

  (d)
  Reflects the exchange of General Partner Units, Limited Partner A Units and Limited Partner B Units of MainLine for General Partner—Common Units, Limited Partners—Common Units and Management Units of Buckeye GP Holdings L.P., respectively.

  (e)
  Reflects the distribution to our existing A Unitholders of $5.7 million of restricted cash released from restriction as a result of the repayment of our $169.0 million term loan.

  (f)
  Reflects the incremental general and administrative expenses of $0.4 million and $1.6 million for the three months ended March 31, 2006 and the year ended December 31, 2005, respectively, that we expect to incur as a result of our becoming a public company.

  (g)
  Reflects a reduction in interest expense of $2.8 million and $10.2 million for the three months ended March 31, 2006 and the year ended December 31, 2005, respectively, associated with our $169.0 million term loan, assuming that the term loan had been repaid as of January 1, 2006 and January 1, 2005, respectively.

  (h)
  Pro forma weighted average outstanding Units are 28,300,000 Units, consisting of 17,800,000 Common and Management Units issued to our existing owners in exchange for all of the Units of Mainline and 10,500,000 Common Units issued in this offering. This adjustment assumes that the offering and exchange of Mainline Units (as discussed at (d)) had occurred on January 1, 2006 and January 1, 2005, respectively.

  (i)
  The pro forma consolidated balance sheet reflects an adjustment of $3.2 million associated with compensation cost related to changes in vesting of the Management Units, which will occur simultaneously with the conversion of the B Units into Management Units and immediately prior to this offering. The pro forma consolidated statement of income for the three months ended March 31, 2006 reflects an increase in general and administrative expenses of $0.1 million associated with the ongoing amortization of the Management Units.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
MainLine L.P.

          We have audited the accompanying consolidated balance sheets of MainLine L.P. and subsidiaries (the "Successor") as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in owners' equity (deficiency), and cash flows of the Successor for the year ended December 31, 2005 and the period May 4, 2004 to December 31, 2004 and of Glenmoor, Ltd. and subsidiaries (the "Predecessor") for the period January 1, 2004 to May 4, 2004 and the year ended December 31, 2003 (collectively, the "Companies"). These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on the financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Companies are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Companies' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, such financial statements present fairly, in all material respects, the financial position of the Successor as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the year ended December 31, 2005 and the period May 4, 2004 to December 31, 2004, and the Predecessor's results of its operations and its cash flows for the period January 1, 2004 to May 4, 2004 and the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Philadelphia, PA
April 20, 2006

MAINLINE L.P.

CONSOLIDATED STATEMENTS OF INCOME

(with Predecessor information prior to May 4, 2004 Commencement of Operations)

(In thousands, except per Unit amounts)

		Predecessor		MainLine L.P.
	Notes	Year Ended December 31, 2003	January 1 - May 4, 2004	May 4 - December 31, 2004	Year Ended December 31, 2005
Revenue	2	$272,947	$97,529	$226,014	$408,446

Costs and expenses:
Operating expenses	2,5	131,711	49,712	116,203	196,750
Depreciation and amortization	2,6,8,9	17,960	6,388	15,158	32,408
General and administrative		17,779	6,341	13,888	23,419

Total costs and expenses		167,450	62,441	145,249	252,577

Operating income		105,497	35,088	80,765	155,869
Other income (expense)
Investment income		645	183	253	884
Interest and debt expense		(27,704)	(9,756)	(28,212)	(55,366)
Premium paid on retirement of debt	11	(45,464)	(3,531)	—	—

Total other income (expense)		(72,523)	(13,104)	(27,959)	(54,482)

Income before equity income and non-controlling interest		32,974	21,984	52,806	101,387

Equity income		3,215	1,970	3,707	5,303
Non-controlling interest expense	2	(22,583)	(22,830)	(55,310)	(99,704)

Net income		$13,606	$1,124	$1,203	$6,986

Units outstanding — basic and diluted				145,950	145,950

Earnings per unit — basic and diluted				$0.01	$0.05

See Notes to consolidated financial statements.

MAINLINE L.P.

CONSOLIDATED BALANCE SHEETS

(In Thousands)

		December 31,
	Notes	2004	2005
ASSETS
Current assets:
Cash and cash equivalents	2	$21,352	$28,984
Trade receivables	2	32,498	38,864
Construction and pipeline relocation receivables		9,362	10,571
Inventories	2	10,451	12,997
Prepaid and other current assets	7	17,927	12,325

Total current assets		91,590	103,741
Property, plant and equipment, net	8	1,335,082	1,587,741
Restricted cash	2	1,956	5,117
Goodwill	2,6	234,644	234,603
Other non-current assets	9	84,486	109,630

Total assets		$1,747,758	$2,040,832

LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
Current portion of long-term debt	11	$7,422	$7,811
Accounts payable		17,079	18,648
Accrued and other current liabilities	10	48,650	48,824

Total current liabilities		73,151	75,283
Long-term debt	11	1,007,803	1,096,849
Other non-current liabilities	12	50,546	76,536
Non-controlling interest	2	548,278	711,722

Total liabilities		1,679,778	1,960,390

Commitments and contingent liabilities		—	—
Partners' capital
General Partner	19	7	7
Limited Partners — A Units	19	67,146	74,132
Limited Partners — B Units	19	—	3,473
Equity gains on issuance of Buckeye Partners, L.P. limited partnership Units		838	1,316
Accumulated other comprehensive (loss) income		(11)	1,514

Total partners' capital		67,980	80,442

Total liabilities and partners' capital		$1,747,758	$2,040,832

See Notes to consolidated financial statements.

MAINLINE L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(with Predecessor information prior to May 4, 2004 Commencement of Operations)

(In Thousands)

		Predecessor		MainLine L.P.
	Notes	Year Ended December 31, 2003	January 1 - May 4, 2004	May 4 - December 31, 2004	Year Ended December 31, 2005
Cash flows from operating activities:
Net income		$13,606	$1,124	$1,203	$6,986
Adjustments to reconcile net income to net cash provided by operating activities:
Premium paid on retirement of long-term debt	11	45,464	3,531	—	—
Value of ESOP shares released		6,654	2,594	4,554	5,012
Depreciation and amortization		17,960	6,388	15,158	32,408
Amortization of deferred compensation		—	—	—	3,473
Non-controlling interest		22,583	22,830	55,310	99,704
Equity earnings from equity investments of Buckeye Partners, L.P.		(3,215)	(1,970)	(3,707)	(5,303)
Distributions from equity investments of Buckeye Partners, L.P.		3,118	1,324	3,958	3,764
Amortization of debt issuance costs and debt discount		125	74	142	40
Changes in assets and liabilities, net of amounts related to acquisitions	13	9,405	(10,878)	2,392	4,853

Total adjustments from operating activities		102,094	23,893	77,807	143,951

Net cash provided by operating activities		115,700	25,017	79,010	150,937

Cash flows from investing activities:
Capital expenditures	8	(42,258)	(10,196)	(62,567)	(77,831)
Sale of investment		18,000	—	—	—
Acquisitions and equity investments	3,4	(35,988)	—	(761,005)	(210,158)
Net (expenditures for) proceeds from disposal of property, plant and equipment		(840)	(2)	3,585	(2)
Restricted cash		1,706	1,514	(1,956)	(3,161)

Net cash used in investing activities		(59,380)	(8,684)	(821,943)	(291,152)

Cash flows from financing activities:
Debt issuance costs — MainLine L.P.		—	—	(5,241)	—
Debt issuance costs — Buckeye Partners, L.P.		(3,765)	—	(6,588)	(1,282)
Proceeds from issuance of long-term debt	11	471,757	59,134	1,159,216	374,767
Proceeds from exercise of unit options		890	478	1,099	1,401
Payment of long-term debt	11	(433,829)	(77,805)	(636,045)	(285,373)
Settlement of hedge of long-term debt		—	—	2,000	—
Premium paid on retirement of long-term debt	11	(45,464)	(3,531)	—	—
Advances related to pipeline project		2,232	—	—	—
Net proceeds from issuance of Buckeye Partners, L.P. limited partnership units		59,923	—	223,296	156,101
Distributions to non-controlling partners of Buckeye Partners, L.P.		(67,476)	(17,603)	(57,339)	(97,767)
Capital contributions		—	22,218	145,950	—
Distributions to shareholders of Glenmoor		(27,300)	(7,529)	—	—
Distributions to MainLine L.P.'s general partner and limited partners		—	—	(80,000)	—

Net cash (used in) provided by financing activities		(43,032)	(24,638)	746,348	147,847

Net increase (decrease) in cash and cash equivalents		13,288	(8,305)	3,415	7,632
Cash and cash equivalents — beginning		14,766	28,054	17,937	21,352

Cash and cash equivalents — ending		$28,054	$19,749	$21,352	$28,984

See Notes to consolidated financial statements.

MAINLINE L.P.

Consolidated Statements of Changes In Owners' Equity (Deficiency)

(with Predecessor information prior to May 4, 2004 Commencement of Operations)

(In Thousands)

	Predecessor
	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Equity Gains on Issuance of Buckeye LP Units	Total
Stockholders' equity at December 31, 2002	$6	$4,794	$1,232	$(352)	$—	$5,680
Net income	—	—	13,606	—	—	13,606
Minimum pension liability	—	—	—	4	—	4

Comprehensive income		—	13,606	4	—	13,610

Cash dividends declared	—	—	(27,300)	—	—	(27,300)
Equity gains on issuance of Buckeye LP units	—	—	—	—	368	368

Stockholders' equity at December 31, 2003	6	4,794	(12,462)	(348)	368	(7,642)

Net income and comprehensive income	—	—	1,124	—	—	1,124
Capital contributions	—	22,218	—	—	—	22,218
Cash dividends declared	—	—	(7,529)	—	—	(7,529)

Stockholders' equity at May 4, 2004	$6	$27,012	$(18,867)	$(348)	$368	$8,171

	MainLine L.P.
	General Partner	Limited Partners A Units	Limited Partners B Units	Accumulated Other Comprehensive Income	Equity Gains on Issuance of Buckeye LP Units	Total
Partners' capital at May 4, 2004	$15	$145,935	$—	$—	$—	$145,950
Net income	—	1,203	—	—	—	1,203
Changes in fair value of cash flow hedges, net	—	—	—	(11)	—	(11)

Comprehensive income	—	1,203	—	(11)	—	1,192

Cash distribution	(8)	(79,992)	—	—	—	(80,000)
Equity gains on issuance of Buckeye LP units	—	—	—	—	838	838

Partners' capital at December 31, 2004	7	67,146	—	(11)	838	67,980

Net income	—	6,986	—	—	—	6,986
Change in fair value of cash flow hedges, net	—	—	—	1,525	—	1,525

Comprehensive income	—	6,986	—	1,525	—	8,511

Equity gains on issuance of Buckeye LP units	—	—	—	—	478	478
Recognition of value of limited partners' B Units	—	—	4,986	—	—	4,986
Unamortized compensation — limited partner B Units	—	—	(1,513)	—	—	(1,513)

Partners' capital at December 31, 2005	$7	$74,132	$3,473	$1,514	$1,316	$80,442

See Notes to consolidated financial statements.

MAINLINE L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

          MainLine L.P. and Subsidiaries ("MainLine" or the "Company") is a limited partnership organized February 24, 2004 under the laws of the state of Delaware. The Company commenced operations on May 4, 2004. The Company owns 100% of MainLine Sub LLC. MainLine Sub LLC owns 100% of Buckeye GP LLC (the "General Partner" or "Buckeye GP"). The General Partner is the general partner of Buckeye Partners, LP ("Buckeye"). Buckeye is a publicly-traded, (NYSE:BPL) master limited partnership organized in 1986 under the laws of the state of Delaware. The Company is owned by affiliates of Carlyle/Riverstone Global Energy and Power Fund II, L.P. ("Carlyle/Riverstone") and certain members of Buckeye GP's senior management. The Company's primary business is the management of Buckeye. At December 31, 2005, the Company owned an approximate 2% overall general partner interest in Buckeye and its operating subsidiaries.

          On May 4, 2004, the Company purchased all of the membership interests of Glenmoor LLC ("Glenmoor" or the "Predecessor"), a Delaware limited liability company, for $235.0 million (see Note 3). Until its acquisition by the Company, Glenmoor was owned primarily by certain directors and members of senior management of the prior general partner of Buckeye and by trusts for the benefit of their children. Glenmoor owned 100% of Buckeye Management Company ("BMC") which owned 100% of Buckeye Pipe Line Company LLC (the "Prior General Partner").

          The Prior General Partner served as the general partner of Buckeye until December 15, 2004 when as part of a restructuring of Buckeye's general partner organization (the "GP Restructuring"), the Prior General Partner transferred its general partner interests, except for its right to receive incentive compensation payments from Buckeye, to Buckeye GP.

          All of the employees who provide services to the Company and its subsidiaries and Buckeye and its subsidiaries are paid and employed by Buckeye Pipeline Services Company ("Services Company"). Pursuant to a service agreement, Services Company is reimbursed by the Company or Buckeye for the cost of these employees. Services Company is owned by an employee stock ownership plan (the "ESOP"). The ESOP owns approximately a 6% equity interest in Buckeye at December 31, 2005. The services agreement extends until all payments due under the ESOP's 3.60% Senior Secured Notes are satisfied, which is currently scheduled to occur in March 2011.

Description of the Business

          At December 31, 2005 the Company had no operating assets other than its general partner ownership interest in Buckeye and its operating subsidiaries. Buckeye's principal line of business is the transportation, terminalling and storage of petroleum products in the United States for major integrated oil companies, large refined product marketing companies and major end users of petroleum products on a fee basis through facilities owned and operated by Buckeye. Buckeye also operates pipelines owned by third parties under contracts with major integrated oil and chemical companies, and performs certain construction activities, generally for the owners of these third-party pipelines.

          As of December 31, 2005, Buckeye conducted all of its operations through subsidiary entities. These operating subsidiaries are Buckeye Pipe Line Company, L.P. ("Buckeye Pipe Line"), Laurel Pipe Line Company, L.P. ("Laurel"), Everglades Pipe Line Company, L.P. ("Everglades"), Buckeye Pipe Line Holdings, L.P. ("BPH"), Wood River Pipe Lines LLC ("Wood River") and Buckeye Pipe Line Transportation LLC ("BPL Transportation"). These entities are hereinafter referred to as the

"Operating Subsidiaries." Buckeye owns an approximate 99% ownership interest in each Operating Subsidiary except Wood River and BPL Transportation, in which it owns a 100% interest. BPH owns directly, or indirectly, a 100% interest in each of Buckeye Terminals, LLC ("BT"), Norco Pipe Line Company, LLC ("Norco"), Buckeye Gulf Coast Pipe Lines, L.P. ("BGC") and WesPac Pipelines — Reno LLC ("Reno"). BPH also owns a 75% interest in WesPac Pipelines — Memphis LLC, a 50% interest in WesPac Pipelines — San Diego LLC (collectively known as "WesPac"), an approximate 25% interest in West Shore Pipe Line Company ("West Shore"), a 20% interest in West Texas LPG Pipeline Limited Partnership ("WTP") and a 40% interest in Muskegon Pipeline LLC ("Muskegon"). Subsidiaries of BGC also own approximately 63% of two partnerships which own a crude butadiene pipeline between Deer Park, Texas and Port Arthur, Texas that was completed in March 2003 (the "Sabina Pipeline").

          Buckeye Pipe Line is one of the largest independent pipeline common carriers of refined petroleum products in the United States, with 2,643 miles of pipeline serving 8 states. Laurel owns a 345-mile common carrier refined products pipeline located principally in Pennsylvania. Norco owns a 422-mile refined products pipeline system located primarily in Illinois, Indiana and Ohio. Everglades owns a 37-mile refined products pipeline in Florida. Wood River owns six refined petroleum products pipelines with aggregate mileage of approximately 925 miles located in the midwestern United States. BPL Transportation owns a refined petroleum products pipeline system with mileage of approximately 478 miles. BPH and its subsidiaries provide bulk storage and terminalling services through facilities with an aggregate capacity of 16.6 million barrels of refined petroleum products. Reno provides pipeline transportation service to Reno/Tahoe International Airport. WesPac provides pipeline transportation service to San Diego International Airport and is constructing an 11-mile pipeline and related terminalling and storage facilities at Memphis International Airport.

          The assets owned by Wood River and certain terminal assets owned by BPH were acquired from Shell Oil Products, U.S. ("Shell") on October 1, 2004 for approximately $517 million. BPL Transportation's assets and certain terminal assets owned by BPH were acquired from affiliates of ExxonMobil Corporation ("ExxonMobil") on May 5, 2005 for a purchase price of $175 million (see Note 4).

          BGC is an owner and contract operator of pipelines owned by major chemical companies in the Gulf Coast area. During 2005, BGC purchased a 29-mile ammonia pipeline located near Freeport, Texas. BGC leases a 23-mile pipeline to a chemical company. In March 2003, BGC completed construction of the Sabina Pipeline. The Sabina Pipeline originates at a Shell Chemicals, L.P. facility in Deer Park, Texas and terminates at a chemical plant owned by Sabina Petrochemicals, LLC in Port Arthur, Texas. Subsidiaries of BGC hold an approximate 63% interest in the Sabina Pipeline. Two petrochemical companies own the remaining 37% minority interest. The Sabina Pipeline has entered into a long-term agreement with Sabina Petrochemicals LCC to provide pipeline transportation throughput services. Separately, BGC entered into an agreement to operate and maintain the Sabina Pipeline.

          The Company and Buckeye are organized primarily around the following three reporting segments:

  •
  Pipeline Operations

  •
  Terminalling and Storage

  •
  Other Operations

          The Company also has certain consolidating-level assets, which consist principally of goodwill associated with the purchase of Buckeye's general partnership interest.

          See Note 21 for further discussion on the Company's segments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

          The consolidated financial statements and the accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the U.S. Securities and Exchange Commission.

          The accompanying financial statements of the Predecessor for the year ended December 31, 2003 and for the period January 1 to May 4, 2004 include the accounts of Glenmoor and its wholly-owned subsidiaries, Buckeye and its Operating Subsidiaries as well as Services Company on a consolidated basis.

          The accompanying financial statements for the Company for the period May 4 to December 31, 2004 and for the year ended December 31, 2005, include the accounts of MainLine L.P. and its wholly-owned subsidiaries, Buckeye and its Operating Subsidiaries as well as Services Company on a consolidated basis.

          In June 2005, the Emerging Issues Task Force (the "EITF") of the Financial Accounting Standards Board (the "FASB") issued EITF Consensus 04-05 which requires general partners of a limited partnership to consolidate the limited partnership if the general partner is deemed to control the limited partnership. Using criteria established in EITF Consensus 04-05, the Company has determined that consolidation of Buckeye into the financial statements of the Company is appropriate for all periods presented, including those of the Predecessor.

          The Company has determined that Services Company is a variable interest entity ("VIE") under the provisions of FASB Interpretation No. 46R — Consolidation of Variable Interest Entities ("FIN No. 46R"). Using criteria established in FIN No. 46R, the Company has determined that Buckeye GP is the primary beneficiary of Services Company, although 100% of the equity interest of Services Company is owned by the ESOP. Accordingly, as permitted by FIN No. 46R, Services Company has been consolidated in the financial statements of the Company and the Predecessor for all periods presented.

          All significant intercompany transactions have been eliminated in consolidation.

          Buckeye is subject to the Uniform System of Accounts for Pipeline Companies, as prescribed by the Federal Energy Regulatory Commission ("FERC"). Certain Operating Subsidiaries are subject to rate regulation as promulgated by FERC. Reports to FERC differ from the accompanying consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in that such reports calculate depreciation over estimated useful lives of the assets as prescribed by FERC.

Use of Estimates

          The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions. These estimates and assumptions, which may differ from actual results, will affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expense during the reporting period.

Revenue Recognition

          Revenue from the transportation of petroleum products is recognized as products are delivered. Revenues from terminalling, storage and rental operations are recognized as the services are performed. Revenues from contract operation and construction services of facilities and pipelines not directly owned by Buckeye are recognized as the services are performed. Contract and construction services revenue typically includes costs to be reimbursed by the customer plus an operator fee.

Non-Controlling Interest

          The consolidated balance sheet includes a non-controlling interest liability that reflects the portion of Buckeye owned by its partners other than the Company. Similarly, the consolidated income statement includes a non-controlling interest expense that reflects the portion of the earnings due to Buckeye's partners other than the Company.

Cash and Cash Equivalents

          All highly liquid debt instruments purchased with an original maturity of three months or less are classified as cash equivalents.

Restricted Cash

          The Company is required to maintain a debt service reserve account consisting of cash equivalents for the benefit of the holders of its $180 million Senior Secured Credit Facility (see Note 11).

Trade Receivables, Major Customers and Concentration of Credit Risk

          Trade receivables represent valid claims against non-affiliated customers. Buckeye has a concentration of trade receivables due from major integrated oil companies, major petroleum refiners, major petrochemical companies, large regional marketing companies and large commercial airlines. These concentrations of customers may affect overall credit risk in that the customers may be similarly affected by changes in economic, regulatory or other factors. Buckeye's customer base was approximately 160 in 2005. Buckeye manages its credit risk through a credit approval process. For certain customers, prepayments are required. Buckeye does not maintain an allowance for doubtful accounts due to its favorable collections experience.

          For the years ended December 31, 2003 and 2004, no customer contributed more than 10% of consolidated revenue. Shell contributed 13% of consolidated Company revenue in 2005. Approximately 6% of consolidated revenue generated by Shell was in the Pipeline Operations segment and the remaining 7% of consolidated revenue was generated in the Terminalling and Storage Segment. At December 31, 2004, Shell had amounts outstanding of 4% of consolidated trade receivables in the Pipeline Operations segment and 15% of consolidated trade receivables in the Terminalling and Storage segment. At December 31, 2005, Shell had amounts outstanding of 5% of consolidated trade receivables in the Pipeline Operations segment and 12% of consolidated trade receivables in the Terminalling and Storage segment. The 20 largest customers accounted for 63% of consolidated Company revenue in 2005.

Inventories

          Inventories, consisting of materials and supplies such as pipe, valves, pumps, electrical/electronic components, drag reducing agent and other miscellaneous items are carried at the lower of cost or market based on the first-in, first-out method.

Property, Plant and Equipment

          Property, plant and equipment consist primarily of pipeline and related transportation facilities and equipment. For financial reporting purposes, depreciation on pipe assets is calculated using the straight-line method over the estimated useful life of 50 years. Other plant and equipment is depreciated on a straight-line basis over an estimated life of four to 50 years. Additions and betterments are capitalized and maintenance and repairs are charged to income as incurred. Generally, upon normal retirement or replacement, the cost of property (less salvage) is charged to the depreciation reserve, which has no effect on income.

          The following table represents the depreciation life for the major components of the Company's assets:

Life in Years
Right of way	50
Line pipe and fittings	50
Buildings	50
Pumping equipment	50
Oil tanks	50
Office furniture and equipment	4-18
Vehicles and other work equipment	11
Servers and software	5

Asset Retirement Obligations

          The Company accounts for asset retirement obligations in accordance with Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" ("SFAS No. 143") as amended by FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47") which was effective December 31, 2005. SFAS No. 143 requires that the fair value of a liability related to the retirement of long-lived assets be recorded at the time a legal obligation is incurred. FIN 47 clarifies the term conditional asset retirement obligation as used in SFAS No. 143 as a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. Once an asset retirement obligation is identified and a liability is recorded, a corresponding asset is recorded at that time which is then depreciated over the remaining useful life of the asset. After the initial measurement, the obligation is periodically adjusted to reflect changes in the asset retirement obligation's fair value. If and when it is determined that a legal obligation has been incurred, the fair value of any liability is determined based on estimates and assumptions related to retirement costs, future inflation rates and credit-adjusted risk-free interest rates.

          The Company's operating assets generally consist of underground petroleum products pipelines installed along rights-of-way acquired from land owners and related above-ground facilities that are owned by Buckeye's Operating Subsidiaries. The Company is unable to predict if and when its pipelines, which generally serve high-population and high-demand markets, would become completely obsolete and require decommissioning. Further, the rights-of-way agreements typically do not require the dismantling and removal of the pipelines and reclamation of the rights-of-way upon permanent removal of the pipelines from service. Accordingly, the Company has recorded no liability, or corresponding asset, in conjunction with the adoption of SFAS No. 143 and FIN 47 because the future dismantlement and removal dates of the Buckeye's assets, and the amount of any associated costs is indeterminable.

Goodwill

          Effective January 1, 2002, the Company no longer amortizes goodwill. Goodwill is tested for impairment at the reporting unit level annually on January 1 for potential impairment based on the carrying value of the reporting unit compared to its fair value.

Long-Lived Assets

          The Company regularly assesses the recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses recoverability based on estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposal. The measurement of an impairment loss is based on the difference between the carrying amount and fair value of the assets.

Debt Issuance Costs

          Costs incurred for debt borrowings are capitalized as paid and amortized over the life of the associated debt instrument. When debt is retired before its scheduled maturity date, any remaining issuance costs associated with that debt are expensed.

Fair Value and Hedging Activities

          The Company accounts for hedging activities in accordance with Statement of Financial Accounting Standards No. 133 "Accounting for Financial Instruments and Hedging Activities"

("SFAS No. 133"), Statement of Financial Accounting Standards No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133" and Statement of Financial Accounting Standards No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." These statements establish accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet at fair value as either assets or liabilities.

          The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and its resulting designation, which is established at the inception of the derivative instrument. SFAS No. 133 provides for a short-cut method which permits the Company to assume no hedge ineffectiveness with respect to the hedged financial instrument.

          During 2004, the Company entered into three derivative transactions associated with its debt agreements. One of these transactions was not designated as a hedge while the other two transactions were designated as hedges of variations in cash flows related to the Company's $180 million Senior Secured Credit Facility. During 2005, the Company entered into another derivative transaction associated with its debt agreement which was designated as a hedge of variations in cash flows (see Note 11).

          In 2003, Buckeye entered into an interest rate swap contract with a financial institution (see Note 11). Buckeye designated the swap as a fair value hedge at the inception of the contract and utilized the short-cut method provided for in SFAS No. 133. The interest rate swap was terminated on December 8, 2004.

          By entering into interest rate swap transactions, the Company becomes exposed to both credit risk and market risk. Credit risk occurs when the value of the swap transaction is positive, and the Company is subject to the risk that the counterparty will fail to perform under the terms of the contract. The Company is subject to market risk with respect to changes in value of the swap. The Company manages its credit risk by only entering into swap transactions with major financial institutions with investment-grade credit ratings. The Company manages its market risk by associating each swap transaction with an existing debt obligation. The practice is to have the Board of Directors of the Company or Buckeye GP, as appropriate, approve each swap transaction. Changes in fair value associated with the derivative instruments designated as hedges are reflected in other comprehensive income.

Capitalization of Interest

          Interest on borrowed funds is capitalized on projects during construction based on the approximate average interest rate of the Company's debt.

Income Taxes

          Except as noted below, for Federal and state income tax purposes, the Company and its subsidiaries and Buckeye and the Operating Subsidiaries are not taxable entities. Accordingly, the taxable income or loss of the Company is includable in the Federal and state income tax returns of the individual partners. The aggregate difference in the basis of the Company's net assets for financial and tax reporting purposes cannot be readily determined because information regarding each partners' tax attributes is not available to the Company.

          Effective August 1, 2004, BGC elected to be treated as a taxable corporation for Federal income tax purposes. Accordingly, BGC has recognized deferred tax assets and liabilities for temporary differences between the amounts of assets and liabilities measured for financial reporting purposes and the amounts measured for Federal income tax purposes. Changes in tax legislation are included in the relevant computations in the period in which such changes are effective. Deferred tax assets are reduced by a valuation allowance when the amount of any tax benefit is not expected to be realized.

          Total income tax expense for the Company for the period May 4 to December 31, 2004 and the year ended December 31, 2005 was $0.5 million and $0.9 million, respectively, and is included in operating expenses in the consolidated financial statements.

          Effective January 1, 1999, Services Company elected to be treated as a Subchapter S corporation for Federal and state income tax purposes. Services Company is generally not a taxable entity for Federal and state income taxes. Rather, Services Company's income or loss is includable in the Federal and state income tax returns of its shareholder, the ESOP. As a result of this election, Services Company became liable for Federal and state income taxes on any gains realized on the sale of any Buckeye LP units through December 31, 2008 up to the difference between the market value and tax basis of the Buckeye LP units held by Services Company on January 1, 1999. At December 31, 2004 and 2005, Services Company had unrealized built-in gains associated with this election of approximately $22.6 million and $22.3 million, respectively.

Environmental Expenditures

          Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or clean-ups are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with Buckeye's commitment to a formal plan of action.

          Accrued environmental remediation related expenses include direct costs of remediation and indirect costs related to the remediation effort, such as compensation and benefits for employees directly involved in the remediation activities and fees paid to outside engineering, consulting and law firms. Buckeye maintains insurance which may cover certain environmental expenditures.

Pensions

          Services Company sponsors a defined contribution plan, a defined benefit plan and defined contribution plan for certain hourly employees under a union agreement (see Note 14). Service Company also sponsors the ESOP that provides retirement benefits to certain regular full-time employees (see Note 16).

Postretirement Benefits Other Than Pensions

          Services Company provides postretirement health care and life insurance benefits for certain of its retirees. Certain other retired employees are covered by a health and welfare plan under a union agreement (see Note 14).

Unit Option and Distribution Equivalent Plan

          In 2005, Buckeye accounted for transactions in its Unit Option and Distribution Equivalent Plan in accordance with Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation," ("SFAS No. 123"), which requires expanded disclosures of stock-based compensation arrangements with employees. SFAS No. 123 encourages, but does not require, compensation cost to be measured based on the fair value of the equity instrument awarded. SFAS No. 123 allowed Buckeye to measure compensation cost for these plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), which Buckeye elected to do in each of the three years ended December 31, 2003, 2004 and 2005.

          The pro forma impact of Buckeye's compensation cost as determined under SFAS No. 123 would be immaterial to the Company; as such the Company has not included pro forma disclosure.

Comprehensive Income

          The Company accounts for comprehensive income in accordance with Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). The Company's comprehensive income is determined based on net income adjusted for changes in other comprehensive income (loss) from changes in the fair value of the Company's cash flow hedges. SFAS No. 130 requires the Company to report the total comprehensive income, which is included in the Company's consolidated statements of changes in owners' equity.

Recent Accounting Pronouncements

          In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (Revised 2004) "Share-Based Payment" ("SFAS No. 123R") which requires that compensation costs related to share-based payment transactions be recognized in the Company's financial statements and effectively eliminates the intrinsic value method permitted by APB No. 25. The Company has adopted SFAS No. 123R effective January 1, 2006 using the modified prospective method, as permitted under the Statement. The adoption of SFAS No. 123R did not have a material effect on the Company's financial statements.

          In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29" ("SFAS No. 153") which addresses the measurement of exchanges of nonmonetary assets. It eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions", and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

          In March 2005, the FASB issued FIN 47, which clarifies the term conditional asset retirement obligation as used in SFAS No. 143 as a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. This interpretation became effective for the Company in the fiscal quarter ended December 31, 2005. The adoption of FIN 47 did not have a material effect on the Company's consolidated financial statements.

          In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections" ("SFAS No. 154"). SFAS No. 154 provides guidance on the accounting for and reporting of changes in accounting principles, estimates, and error corrections. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

          On June 30, 2005, FERC issued an Order on Accounting for Pipeline Assessment Costs (the "Order") to address what had been diverse practice by FERC-regulated pipeline companies (including natural gas pipelines and petroleum product pipelines like Buckeye) and to enhance comparability of financial statements filed with FERC. The Order, which became effective on January 1, 2006, requires companies to record certain costs related to pipeline integrity programs as capital and other costs as operating expenses in financial reports filed with FERC. Buckeye has disclosed that its practice is to capitalize integrity management expenditures when such expenditures improve or extend the life of the pipeline or related assets. Other integrity management costs are expensed as incurred. Buckeye's practice in this regard relates to pipeline internal inspection activities, which generally consist of the use of electronic devices placed in the pipeline to test for and measure anomalies in the pipeline. Prior to January 1, 2006, Buckeye's practice was to capitalize such costs the first time such internal inspections were performed because they were part of a program designed to upgrade and improve Buckeye's overall pipeline system. Subsequent internal pipeline inspection activities were expensed as maintenance and repairs. Buckeye followed the practice for generally accepted accounting principles and periodic regulatory reports to FERC.

          Buckeye has determined that, as of January 1, 2006, it would adopt the requirements of the Order for generally accepted accounting principles purposes as well as regulatory purposes. The Company does not expect the adoption of the Order for generally accepted accounting principles purposes to have a material effect on the Company's financial statements, principally because Buckeye had completed the majority of its initial pipeline internal inspection activities as of January 1, 2006.

3. BUSINESS COMBINATION

          As discussed in Note 1, the Company completed the acquisition of 100% of the member interests of the Predecessor on May 4, 2004 for a purchase price of $235.0 million adjusted for $9.0 million for certain working capital amounts. The acquisition was funded by $145.9 million of equity contributed by Carlyle/Riverstone and the management limited partners and a $100.0 million Senior Secured Credit Facility from a consortium of financial institutions. The acquisition was accounted for using the purchase method of accounting.

          The fair value of assets acquired, net of liabilities assumed is as follows (in thousands):

Receivables	$3,993
Other current assets	8,958
Investment in Buckeye's 2% general partner interest	242,793
Other assets	4,620
Payables and accrued liabilities	(16,334)

Total purchase price	$244,030

          Fair values for assets acquired were determined by the Company. The Company allocated the fair value of its $242.8 million investment in Buckeye's 2% general partner interest using a combination of appraised and market-based values. The allocation of the investment in Buckeye was ascribed to the underlying net assets of Buckeye as follows (in thousands):

Receivables	$548
Other current assets	753
Property, plant and equipment	27,244
Goodwill	223,516
Other assets	1,431
Current liabilities	(832)
Debt	(8,951)
Other liabilities	(916)

Total investment in Buckeye's general partner interest	$242,793

          The Company purchased the general partner interests at a value which created goodwill because it believes that the stable cash flows produced by Buckeye combined with industry acquisition opportunities create an attractive opportunity to generate and increase General Partner cash flows. The Company believes that the $223.5 million of goodwill will be deductible by its partners on their tax returns. For purposes of testing goodwill for impairment the Company has allocated goodwill to the individual reporting units to which it relates (see note 6).

          The following unaudited summarized pro forma consolidated income statement information assumes that the above mentioned acquisition had occurred as of January 1, 2004 and that the Company was in existence. These pro forma unaudited financial results were prepared for comparative purposes only and are not indicative of actual results that would have occurred if the

Company had completed this acquisition as of January 1, 2004 or the results that will be attained in the future (in thousands):

	(Unaudited)
	Revenues	Net Income
As reported for the period May 4 to December 31, 2004	$226,014	$1,203
Pro forma adjustments for the period January 1 to May 4, 2004	97,529	562

Pro forma for the year ended December 31, 2004	$323,543	$1,765

4. ACQUISITIONS AND EQUITY INVESTMENTS

          On May 5, 2005, Buckeye acquired a refined petroleum products pipeline system with mileage of approximately 478 miles and four petroleum products terminals with aggregate storage capacity of approximately 1.3 million barrels located in the northeastern United States ("Northeast Pipelines and Terminals") for a purchase price of $175 million from ExxonMobil.

          In connection with the closing of the Northeast Pipelines and Terminals transaction, Buckeye entered into throughput agreements with ExxonMobil in connection with each of the acquired petroleum products terminals. The throughput agreements have an initial term of five years and renew automatically for five successive three-year terms unless terminated by ExxonMobil. The agreements provide that Buckeye will reserve storage capacity at the terminals for ExxonMobil. The parties also agreed on the terminalling fees to be charged to ExxonMobil for volumes throughput at the terminals by ExxonMobil. The amount of storage capacity reserved for ExxonMobil is based initially on historical usage, and will adjust periodically based on ExxonMobil's actual usage.

          Buckeye's total cost of the assets acquired totaled $178.6 million, which consisted of the purchase price of $175 million, accrued environmental obligations of $2.3 million, and direct acquisition costs of $1.3 million. The allocated fair value, based on allocations by Buckeye, of the assets acquired is summarized as follows (in thousands):

Material and supplies inventory	$1,972
Prepaid expenses	288
Land	3,630
Rights-of-way	14,079
Buildings and leasehold improvements	4,043
Machinery, equipment and office furnishings	154,633

Total	$178,645

          In connection with the acquisition of the Northeast Pipelines and Terminals, Buckeye determined that the transaction represented the acquisition of various assets, and not the acquisition of a business, as that term is defined in Statement of Financial Accounting Standards No. 141 — "Business Combinations". Accordingly, Buckeye allocated the cost of the assets acquired using estimated fair values. Buckeye determined that substantially all of the value of the purchase price was related to the physical assets acquired, which are generally depreciated over 50 years. Adjustments to the liability for environmental obligations established in conjunction with the purchase will result in increases or decreases in net income by the amounts of any such adjustments. In the fourth quarter of 2005, Buckeye recorded an expense of $2.2 million associated with additional environmental costs identified with the Northeast Pipelines and Terminals. Management continues to evaluate on an ongoing basis the amounts required for environmental obligations.

          On December 20, 2005, Buckeye acquired a terminal and related assets (including certain railroad offloading facilities) located in Taylor, Michigan from Atlas Oil Company ("Atlas") for $20 million. In connection with the acquisition, Buckeye entered into a throughput agreement and an office space lease with affiliates of Atlas. Buckeye has, on a preliminary basis, allocated the purchase cost to the tangible terminal assets acquired. Buckeye is in the process of determining the final allocation.

          Effective December 1, 2005, Buckeye acquired from affiliates of Marathon Oil Company an approximate 26-mile pipeline and a 40% interest in Muskegon Pipeline LLC ("Muskegon"). Muskegon owns an approximately 170-mile pipeline which extends from Griffith, IN to Muskegon, MI. The pipeline and the interest in Muskegon (collectively, the "Pipeline Interests") were acquired in exchange for consideration that included capacity lease agreements (with purchase options) related to one of Buckeye's pipelines and a terminal. As shown in Note 12, Buckeye has recorded deferred consideration for the Pipeline Interests (and the corresponding obligations) at their estimated fair values of $20.1 million, with $4.8 million allocated to the 26-mile pipeline and $15.3 million allocated to the 40% interest in Muskegon. In connection with the transaction, the parties also entered into throughput agreements related to certain of Buckeye's pipelines and terminals.

          Also in 2005, Buckeye acquired an approximately 29-mile ammonia pipeline located in Texas and, in a separate transaction, the remaining 25% membership interest in WesPac Pipelines — Reno LLC, a joint venture between a Buckeye subsidiary and Kealine Partners, for approximately $3.5 million and $2.5 million, respectively. Buckeye also paid a deposit of $7.7 million in connection with the purchase of a natural gas liquids pipeline that closed in January 2006 (see Note 22).

          On October 1, 2004, Buckeye acquired from Shell five refined petroleum products pipelines with aggregate mileage of approximately 900 miles and 24 petroleum products terminals with aggregate storage capacity of approximately 9.3 million barrels located in the midwestern United States for a purchase price of approximately $517 million (the "Midwest Pipelines and Terminals"). All five of the refined petroleum products pipelines are interstate common carriers regulated by the FERC.

          In connection with the acquisition of the Midwest Pipelines and Terminals, Buckeye entered into a terminalling agreement and a transportation agreement with Shell, each with an initial term of three years. The terminalling and transportation agreements provide for a combined minimum revenue commitment from Shell averaging approximately $35.7 million per year for the initial three-year term following the closing of the acquisition.

          The terminalling agreement may be extended, at the option of Shell, for four, two-year periods with the committed revenues for subsequent years based upon the revenues produced by Shell's use of the terminals in the prior year. Both of these agreements provide that if an event occurs beyond the control of either Buckeye or Shell, Shell has the right to reduce its revenue commitments during the period of interruption. Through December 31, 2005, Shell has exceeded its minimum revenue commitment.

          As part of the acquisition of these assets, Shell agreed to retain liabilities and expenses related to active environmental remediation projects. In addition, Shell agreed to indemnify Buckeye for certain environmental liabilities arising from pre-closing conditions relating to the operation of the acquired pipelines, tank farms or terminals, so long as Buckeye provides notice of those conditions within two years of the closing of the acquisition. Shell's indemnification obligation is subject to a $250,000 per-claim deductible and a $29.3 million aggregate liability. Buckeye agreed to perform certain monitoring activities at its own expense associated with certain sites which are or could become subject to environmental remediation. Buckeye accrued as part of its purchase price approximately $4.9 million related to its obligation to monitor these sites.

          Buckeye's total cost of the assets acquired totaled $523.7 million, which consisted of the purchase price of $517 million, the accrued environmental monitoring costs of $4.9 million discussed above, plus direct acquisition costs of $1.8 million. The allocated fair value of assets acquired is summarized as follows (in thousands):

Material and supplies inventory	$1,014
Land	28,989
Rights-of-way	29,491
Buildings and leasehold improvements	13,586
Machinery, equipment and office furnishings	450,601

Total	$523,681

          In connection with the acquisition of the Midwest Pipelines and Terminals, Buckeye determined that the transaction represented the acquisition of various assets, and not the acquisition of a business, as that term is defined in Statement of Financial Accounting Standards No. 141 — "Business Combinations". Accordingly, Buckeye allocated the cost of the assets using appraised values. Buckeye determined that substantially all of the value of the purchase related to the physical assets acquired, which are generally depreciated over 50 years. Allocations of value to other assets or differently among the various physical assets could have resulted in different depreciation charges in future years for the assets acquired. Adjustments to the liability for environmental obligations established in conjunction with the purchase will result in increases or decreases in net income by the amounts of any such adjustments. In the fourth quarter of 2005, Buckeye recorded a reduction of expense of $3.1 million associated with a reduced estimate of the cost of Buckeye's obligation to monitor these sites. Management continues to evaluate on an ongoing basis the amounts required for these obligations.

          In 2003, Buckeye acquired a 20% interest in West Texas LPG Pipeline Limited Partnership ("WTP") for $28.5 million and an approximate 7% additional interest in West Shore Pipe Line Company ("West Shore") for $7.5 million.

5. CONTINGENCIES

  Claims and Proceedings

          Buckeye and its Operating Subsidiaries in the ordinary course of business are involved in various claims and legal proceedings, some of which are covered by insurance. The Company is generally unable to predict the timing or outcome of these claims and proceedings. Based upon its evaluation of existing claims and proceedings and the probability of losses relating to such contingencies, Buckeye has accrued certain amounts relating to such claims and proceedings, none of which are considered material.

  Environmental Contingencies

          In accordance with its accounting policy on environmental expenditures, Buckeye recorded operating expenses, net of insurance recoveries, of $4.9 million for the year ended December 31, 2003, $1.4 million for the period January 1 to May 4, 2004, $4.8 million for the period May 4 to December 31, 2004 and $9.3 million for the year ended December 31, 2005, which were related to environmental expenditures unrelated to claims and proceedings. Expenditures, both capital and operating, relating to environmental matters are expected to continue due to Buckeye's commitment to maintaining high environmental standards and to increasingly strict environmental laws and government enforcement policies. Additional discussions and disclosure of amounts regarding environmental expenditures are contained in Notes 2 (Summary of significant accounting policies), 10 (Accrued and other current liabilities) and 12 (Other non-current liabilities).

6. GOODWILL AND INTANGIBLE ASSETS

          The Company applies Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets ("SFAS No. 142")," which establishes financial accounting and reporting guidance for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives.

          SFAS No. 142 requires that goodwill be tested for impairment at least annually utilizing a two-step methodology. The initial step requires the Company to determine the fair value of each of its reporting units and compare it to the carrying value, including goodwill, of such reporting unit. If the fair value exceeds the carrying value, no impairment loss is recognized. However, a carrying value that exceeds its fair value may be an indication of impaired goodwill. The amount, if any, of the impairment would then be measured and an impairment loss would be recognized. A summary of the Company's goodwill by reporting unit at December 31, 2004 and 2005 is as follows:

	December 31,
	2004	2005
	(in thousands)
Pipeline Operations	$198,673	$198,632
Terminalling and Storage	22,789	22,789
Other Operations	13,182	13,182

Total	$234,644	$234,603

          The Company has determined that goodwill for each reporting unit was not impaired as of December 31, 2004 and 2005. In 2005, the Company received $41,000 from the former owners of Glenmoor for the final true-up related to the purchase price of Glenmoor. The $41,000 was charged to goodwill.

          The Company's amortizable intangible assets consist of pipeline rights-of-way and contracts. The contracts were acquired in connection with the acquisition of BGC in March 1999.

          At December 31, 2004, the gross carrying amount of the pipeline rights-of-way was $70,688,000 and accumulated amortization was $5,715,000. At December 31, 2005, the gross carrying amount of the pipeline rights-of-way was $84,690,000 and accumulated amortization was $7,290,000. Pipeline rights-of-way are included in property, plant and equipment in the accompanying consolidated balance sheet.

          At December 31, 2004, the gross carrying amount of the contracts was $3,600,000 and accumulated amortization was $1,380,000. At December 31, 2005 the gross carrying amount of the contracts was $3,600,000 and the accumulated amortization was $1,620,000.

          Amortization expense related to amortizable intangible assets was $1,053,000 for the year ended December 31, 2003, $352,000 for the period January 1 to May 4, 2004, $977,000 for the period May 4 to December 31, 2004, and $1,818,000 for the year ended December 31, 2005. Aggregate amortization expense related to amortizable intangible assets is estimated to be $1,934,000 per year for each of the next five years.

7. PREPAID AND OTHER CURRENT ASSETS

          Prepaid and other current assets consisted of the following:

	December 31,
	2004	2005
	(in thousands)
Prepaid insurance	$5,875	$4,684
Insurance receivables	4,247	3,513
Other	7,805	4,128

Total	$17,927	$12,325

8. PROPERTY, PLANT AND EQUIPMENT

          Property, plant and equipment consist of the following:

	December 31,
	2004	2005
	(in thousands)
Land	$37,695	$42,068
Rights-of-way	70,688	84,690
Buildings and leasehold improvements	60,011	65,741
Machinery, equipment and office furnishings	1,184,786	1,368,663
Construction in progress	84,597	146,439

	1,437,777	1,707,601
Less accumulated depreciation	102,695	119,860

Total	$1,335,082	$1,587,741

          Depreciation expense was $17,720,000 for the year ended December 31, 2003, $6,305,000 for the period January 1 to May 4, 2004, $15,001,000 for the period May 4 to December 31, 2004, and $32,168,000 for the year ended December 31, 2005.

9. OTHER NON-CURRENT ASSETS

          Other non-current assets consist of the following:

	December 31,
	2004	2005
	(in thousands)
Contracts acquired from acquisitions	$2,220	$1,980
Investment in West Shore	30,503	31,323
Investment in WTP	29,244	29,835
Investment in Muskegon	—	15,430
Deposit for natural gas liquids pipeline (See Note 4)	—	7,745
Cost of issuing debt	11,741	11,489
Rate swap value	30	1,514
Other	10,748	10,314

Total	$84,486	$109,630

10. ACCRUED AND OTHER CURRENT LIABILITIES

          Accrued and other current liabilities consist of the following:

	December 31,
	2004	2005
	(in thousands)
Taxes — other than income	$6,477	$6,569
Environmental liabilities	6,538	6,996
Interest	15,111	16,648
Compensation and vacation	7,731	8,751
Retainage	576	639
Other	12,217	9,221

Total	$48,650	$48,824

11. DEBT AND CREDIT FACILITIES

          Debt consists of the following:

	December 31,
	2004	2005
	(in thousands)
MainLine:
Term Loan	$180,000	$173,250
Services Company:
3.60% ESOP Notes due March 28, 2011	39,728	33,617
Retirement premium	(1,773)	(1,284)
Buckeye:
4.625% Notes due June 15, 2013	300,000	300,000
6.750% Notes due August 15, 2033	150,000	150,000
5.30% Notes due October 15, 2014	275,000	275,000
5.125% Notes due July 1, 2017	—	125,000
Borrowings under Revolving Credit Facility	73,000	50,000

Total principal debt	1,015,955	1,105,583
Other, including unamortized discounts and changes in fair value(1)	(730)	(923)

Subtotal long-term debt	1,015,225	1,104,660
Less current maturities of debt	(7,422)	(7,811)

Long-term debt	$1,007,803	$1,096,849

(1)
The December 31, 2004 amount includes $2,000,000 related to an adjustment to fair value associated with a hedge of fair value and $2,730,000 in unamortized discounts. The December 31, 2005 amount includes $1,765,000 related to an adjustment to fair value associated with a hedge of fair value and $2,688,000 in unamortized discounts.

  MainLine

          The Company has a Senior Secured Credit Facility ("Term Loan") with a consortium of financial institutions arranged by Goldman Sachs Credit Partners. Borrowings under the Term Loan are guaranteed by MainLine Sub LLC. The Term Loan can be prepaid in whole or in part at any time after December 17, 2005 without penalty. Any amounts prepaid prior to December 17, 2005 were subject to a 1% prepayment penalty on amounts prepaid. The Company may borrow up to an additional $35 million under the Term Loan on or before December 17, 2007 subject to certain provisions.

          Borrowings under the Term Loan bear interest under one of two rate options, selected by the Company, equal to either (i) the greater of (a) the federal funds rate plus one half of one percent and (b) the prime interest rate or (ii) the London Interbank Offered Rate ("LIBOR") plus an applicable margin. The applicable margin, which was 2.375% at December 31, 2005, is determined based upon an interest coverage ratio defined in the loan agreement. The applicable margin will be 2.375% when the interest rate coverage ratio is less than 4.0 to 1 and 2.00% in periods in which the interest coverage ratio is greater than 4.0 to 1. At December 31, 2005, the interest rate under the Term Loan was 6.8763%.

          The Company is required to maintain an interest coverage ratio, as defined in the Term Loan agreement, of 1.75 to 1 for each fiscal quarter. The Term Loan also contains a requirement that the Company maintain an interest expense reserve account in the amount of the anticipated interest payments for the next two quarterly periods, although failure to maintain such a balance is not an event of default under the Term Loan. At December 31, 2005, the amount on deposit in the interest expense reserve account was $5,117,000, compared to estimated interest in the next two quarters of $5,949,000.

          The Term Loan contains a provision, under which excess cash flow ("ECF"), which is generally defined in the Term Loan agreement as cash revenues less cash expenses along with interest, principal and other payments required under the Term Loan, is used to reduce outstanding principal under the loan. In any quarterly period in which the interest coverage ratio, as defined in the agreement, is less than 2.5 to 1, 100% of ECF is used to reduce outstanding principal. In any quarterly period in which the interest coverage ratio is greater than or equal to 2.5 to 1 but less than 3.5 to 1, 75% of ECF is used to reduce outstanding principal. In any quarterly period in which the ECF is greater than or equal to 3.5 to 1 but less than 5.0 to 1, 50% of ECF is used to reduce outstanding principal. When ECF is greater than or equal to 5.0 to 1, 25% of ECF is used to reduce outstanding principal. At December 31, 2005, the interest coverage ratio was 2.0.

  Services Company

          Services Company's debt consists of 3.60% Senior Secured Notes (the "3.60% ESOP Notes") due March 28, 2011 payable by the ESOP to a third-party lender. The 3.60% ESOP Notes were issued May 4, 2004 in order to refinance Services Company's 7.24% Senior Secured Notes which were originally issued to purchase Services Company's common stock. The 3.60% ESOP Notes are collateralized by Services Company's common stock and are guaranteed by Services Company. In addition, Buckeye has committed that, in the event that the value of Buckeye's LP units owned by Services Company falls less than 125% of the balance payable under the 3.60% ESOP Notes,

Buckeye will fund an escrow account with sufficient assets to bring the value of the total collateral (the value of the Services Company LP units and the escrow account) up to the 125% minimum. Amounts deposited in the escrow account are returned to Buckeye when the value of the Services Company's LP units returns to an amount which exceeds the 125% minimum. At December 31, 2005 and 2004, the value of Buckeye's LP units held by Services Company exceeded the 125% requirement.

  Buckeye

          On June 30, 2005, Buckeye sold $125 million aggregate principal of its 5.125% Notes due July 1, 2017 in an underwritten public offering. Proceeds from the note offering, after underwriters' fees and expenses, were approximately $123.5 million. Proceeds from the offering were used in part to repay $122.0 million under Buckeye's 5-year Revolving Credit Agreement.

          In connection with the Midwest Pipelines and Terminals acquired from Shell on October 1, 2004, Buckeye borrowed a total of $490.0 million, consisting of $300.0 million under a 364-day interim loan (the "Interim Loan") and $190.0 million under its $400.0 million five-year revolving credit facility (the "Credit Facility"). On October 12, 2004, Buckeye sold $275.0 million aggregate principal of its 5.30% Notes due 2014 in an underwritten public offering (the "5.30% Note Offering"). Proceeds from the 5.30% Note Offering, net of underwriter's discount and commissions, were approximately $272.1 million. Proceeds from the 5.30% Note Offering, together with additional borrowings under the Credit Facility, were used to repay the Interim Loan. On October 19, 2004, Buckeye issued 5.5 million LP units in an underwritten public offering (the "LP Unit Offering"). Proceeds from the LP Unit Offering were approximately $223.3 million, after underwriters' discount and expenses, and were used to reduce amounts outstanding under the Credit Facility.

          On July 7, 2003, Buckeye sold $300 million aggregate principal of its 4.625% Notes due 2013 in an underwritten public offering. Proceeds from this offering, after underwriters' fees and expenses, were approximately $296.4 million. On August 14, 2003, Buckeye sold $150 million aggregate principal of its 6.75% Notes due 2033 in a Rule 144A offering. The Notes were subsequently exchanged for equivalent notes which are publicly traded. Proceeds from this note offering, after underwriters' fees and expenses, were approximately $148.1 million. Proceeds from these offerings were used in part to repay all amounts outstanding under Buckeye's prior 5-year Revolving Credit Agreement and to repay the Buckeye Pipe Line Company, L.P. $240 million Senior Notes, which were scheduled to mature in 2024, and the applicable yield maintenance premium. The amounts outstanding under the 5-year Revolving Credit Agreement were repaid on July 10, 2003 and the $240 million Senior Notes were repaid on August 19, 2003.

          In connection with the repayment of the $240 million Senior Notes, Buckeye Pipe Line Company, L.P. was required to pay a yield maintenance premium of $45.5 million to the holders of the Senior Notes. The yield maintenance premium was charged to expense in 2003 in the accompanying consolidated financial statements.

          On August 6, 2004, Buckeye entered into the Credit Facility with a syndicate of banks led by SunTrust Bank. The Credit Facility contains a one-time expansion feature to $550 million subject to certain conditions. The Credit Facility replaced a $277.5 million 5-year credit facility that would have expired in September 2006 and a $100 million 364-day credit facility that would have expired in

September 2004. Borrowings under the Credit Facility are guaranteed by certain of Buckeye's subsidiaries. The Credit Facility matures on August 6, 2009. At December 31, 2004 and 2005, $0.9 million and $1.3 million of the Credit Facility was used for letters of credit, respectively.

          The Fixed Charge Coverage Ratio is defined as the ratio of Adjusted EBITDA for the four preceding fiscal quarters to the sum of payments for interest and principal on debt plus certain capital expenditures required for the ongoing maintenance and operation of Buckeye's assets. Buckeye is required to maintain a Fixed Charge Coverage Ratio of greater than 1.25 to 1.00 as of the end of any fiscal quarter. As of December 31, 2005, Buckeye's Fixed Charge Coverage Ratio was 2.98 to 1.00.

          Covenants.    The Company and its subsidiaries, Services Company, Buckeye and its Operating Subsidiaries are in compliance with the various covenants of the debt agreements at December 31, 2004 and 2005.

          Consolidated debt maturity table.    The following table shows scheduled maturities of the principal amounts under the Company's debt obligations for the next 5 years and in total thereafter (in thousands).

2006	$7,811
2007	7,837
2008	8,089
2009	58,094
2010	172,227
Thereafter	851,526

Total scheduled principal payments	$1,105,584

          Derivative instruments.    At December 31, 2005, the Company had three derivative instruments outstanding related to the Company's Term Loan. The Term Loan replaced the Company's $100,000,000 Senior Secured Credit Facility (the "Prior Term Loan") which was entered into on May 4, 2004. Proceeds from the Term Loan were used to refund the amounts outstanding under the Prior Term Loan. In accordance with requirements under the Prior Term Loan, the Company purchased an interest rate cap from Goldman Sachs Capital Markets, L.P. on a notional amount of $50 million for $375,000. Under the interest rate cap, if the variable interest rate the Company paid on the Prior Term Loan exceeded 5.0%, Goldman Sachs Capital Markets, L.P. would pay the Company the difference between the variable rate in effect on the $50 million notional amount and the capped rate. The Company did not designate the interest rate cap as a cash flow hedge and, accordingly, changes in value of the cap have been reflected in income. The Company did not terminate the interest rate cap when the Prior Term Loan was repaid on December 22, 2004.

          In accordance with requirements under the Term Loan, the Company entered into two interest rate swap agreements with Goldman Sachs Capital Markets L.P. The Company designated these transactions as hedges of the Company's cash flow risk associated with the Term Loan. The first agreement, which terminated on December 22, 2005, was for a notional amount of $172.8 million and called for the Company to receive floating rate payments based on the notional amount times a rate equal to three-month LIBOR in exchange for paying a fixed rate based on the notional amount times 3.029%. The interest rate swap was effective December 22, 2004, the date of closing of the Term Loan and terminated on December 22, 2005. The three-month LIBOR reset on dates that coincided with the reset dates for the variable interest rate of the Term Loan. The second agreement is for a notional amount of $86 million and calls for the Company to receive the floating rate payments based on the notional amount times a rate equal to three-month LIBOR in exchange for paying a fixed rate based on the notional amount times 3.853%. The agreement became effective on December 22, 2005 and will terminate December 22, 2007. During 2005, the Company entered into another interest rate swap agreement. This agreement is for a notional amount of $12 million and calls for the Company to receive the floating rate payments based on the notional amount times a rate equal to three-month LIBOR in exchange for paying a fixed rate based on the notional amount times 4.54%.

          On October 28, 2003, Buckeye entered into an interest rate swap agreement with a financial institution in order to hedge a portion of its fair value risk associated with its 4.625% Notes. The notional amount of the swap agreement was $100 million. The swap agreement called for Buckeye to receive fixed payments from the financial institution at a rate of 4.625% of the notional amount in exchange for floating rate payments from Buckeye based on the notional amount using a rate equal to the six-month LIBOR (determined in arrears) minus 0.28%. The swap agreement was scheduled to settle on the maturity date of the 4.625% Notes and interest amounts under the swap agreement were payable semiannually on the same date as interest payments on the 4.625% Notes. Buckeye designated the swap agreement as a fair value hedge at the inception of the agreement and elected to use the short-cut method provided for in SFAS No. 133, which assumes no ineffectiveness will result from the use of the hedge.

          Buckeye terminated the interest rate swap agreement on December 8, 2004 and received proceeds of $2.0 million. In accordance with SFAS No. 133, Buckeye has deferred the $2.0 million gain as an adjustment to the fair value of the hedged portion of Buckeye's debt and is amortizing the gain as a reduction of interest expense of $0.2 million per year over the remaining term of the hedged debt.

12. OTHER NON-CURRENT LIABILITIES

          Other non-current liabilities consist of the following:

	December 31,
	2004	2005
	(in thousands)
Accrued employee benefit liabilities (see Note 14)	$39,160	$40,829
Accrued environmental liabilities	10,275	14,397
Deferred consideration (see Note 4)	—	20,100
Other	1,111	1,210

Total	$50,546	$76,536

13. CASH FLOW

          Changes in assets and liabilities net of amounts related to acquisitions included the following (in thousands):

	Predecessor		MainLine L.P.
	Year Ended December 31, 2003	January 1 - May 4, 2004	May 4 - December 31, 2004	Year Ended December 31, 2005
Trade receivables	$91	$(5,245)	$(10,141)	$(6,366)
Construction and pipeline relocation receivables	(630)	(87)	(4,312)	(1,209)
Inventories	(788)	(196)	(29)	(575)
Prepaid and other current assets	(10,203)	(1,684)	(2,584)	5,606
Accounts payable	6,167	(7,793)	9,648	1,569
Accrued and other current liabilities	12,028	2,647	6,018	(4)
Other non-current assets	1,471	904	1,496	2,349
Other non-current liabilities	1,269	576	2,296	3,483

Total	$9,405	$(10,878)	$2,392	$4,853

          Supplemental cash flow information consisted of the following (in thousands):

	Predecessor		MainLine L.P.
	Year Ended December 31, 2003	January 1 - May 4, 2004	May 4 - December 31, 2004	Year Ended December 31, 2005
Cash paid during the period for interest (net of amount capitalized)	$15,144	$12,663	$15,650	$53,467
Capitalized interest	$464	$126	$718	$2,325
Cash paid during the year for income taxes	$507	$10	$520	$897
Non-cash changes in assets and liabilities:
Deferred consideration associated with acquisition of pipeline interests	$—	$—	$—	$20,100
Equity gains on issuance of Buckeye LP units	$368	$—	$838	$520
Minimum pension liability	$4	$—	$348	$—
Fair value hedge accounting	$200	$(2,634)	$2,423	$1,290
Environmental liability related to acquisition of Midwest and Northeast Pipelines and Terminals	$—	$—	$4,890	$2,332

14. PENSIONS AND OTHER POSTRETIREMENT BENEFITS

          Services Company sponsors a retirement income guarantee plan (a defined benefit plan) which generally guarantees employees hired before January 1, 1986, a retirement benefit at least equal to the benefit they would have received under a previously terminated defined benefit plan. Services Company's policy is to fund amounts necessary to at least meet the minimum funding requirements of ERISA.

          Services Company also provides postretirement health care and life insurance benefits to certain of its retirees. To be eligible for these benefits an employee had to be hired prior to January 1, 1991 and meet certain service requirements. Services Company does not pre-fund this postretirement benefit obligation.

          A reconciliation of the beginning and ending balances of the benefit obligations (including the period January 1 to May 4, 2004, prior to the acquisition by the Company) under the retirement income guarantee plan and the postretirement health care and life insurance plan is as follows:

	Pension Benefits		Postretirement Benefits
	2004	2005	2004	2005
	(in thousands)
Change in benefit obligation
Benefit obligation at beginning of year	$18,770	$17,945	$42,882	$44,179
Service cost	816	976	743	789
Interest cost	900	998	2,510	2,628
Actuarial loss (gain)(1)	(1,754)	1,626	2,384	5,209
Change in assumptions	570	300	—	—
Amendment(2)	—	—	(2,576)	(665)
Benefit payments	(1,357)	(1,166)	(1,764)	(1,905)

Benefit obligation at end of year	$17,945	$20,679	$44,179	$50,235

(1)
The accumulated benefit obligation of the Postretirement Plan decreased by $3,690,000 in 2004 due to the recognition of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the "Medicare Prescription Drug Law").

(2)
During 2004, the postretirement health care and life insurance plan was amended to increase retiree contributions, deductibles, coinsurance, and co-pays for retail drugs. In 2005, the postretirement health care and life insurance plan was amended to increase the retail drug deductible.

          A reconciliation of the beginning and ending balances of the fair value of plan assets under the retirement income guarantee plan and the postretirement health care and life insurance plan is as follows:

	Pension Benefits		Postretirement Benefits
	2004	2005	2004	2005
	(in thousands)
Change in plan assets
Fair value of plan assets at beginning of year	$7,184	$9,603	$—	$—
Actuarial return on plan assets	334	796	—	—
Employer contribution	3,442	1,800	1,764	1,905
Benefits paid	(1,357)	(1,166)	(1,764)	(1,905)

Fair value of plan assets at end of year	$9,603	$11,033	$—	$—

Funded status	$(8,342)	$(9,646)	$(44,179)	$(50,235)
Unrecognized prior service benefit	(2,345)	(1,892)	(2,261)	(2,526)
Unrecognized actuarial loss	6,679	7,768	11,288	15,702

Net amount recognized	$(4,008)	$(3,770)	$(35,152)	$(37,059)

          The net amounts recognized are reflected in the Company's consolidated balance sheets.

          Information for Services Company's plan with an accumulated benefit obligation in excess of plan assets is as follows:

	Pension Benefits
	2004	2005
	(in thousands)
Projected benefit obligation	$17,945	$20,679
Accumulated benefit obligation	11,556	12,341
Fair value of plan assets	9,603	11,033

          The weighted average assumptions used in accounting for the retirement income guarantee plan and the postretirement health care and life insurance plan were as follows:

	Pension Benefits			Postretirement Benefits
	2003	2004	2005	2003	2004	2005
Weighted average expense assumptions for the years ended December 31
Discount rate	6.50%	5.50%	5.30%	6.50%	6.25%	6.00%
Expected return on plan assets	8.50%	8.50%	8.50%	N/A	N/A	N/A
Rate of compensation increase	4.00%	4.00%	4.00%	N/A	N/A	N/A

          The assumptions used by the Company and, prior to May 4, 2004, by the Predecessor, were the same.

	Pension Benefits		Postretirement Benefits
	2004	2005	2004	2005
Weighted-average balance sheet assumptions as of December 31
Discount rate	5.30%	5.40%	6.0%	5.75%
Rate of compensation increase	4.00%	4.00%	N/A	N/A

          The assumed rate of cost increase in the postretirement health care and life insurance plan in 2005 was 10% for both non-Medicare eligible and Medicare eligible retirees. The assumed annual rates of cost increases decline each year through 2011 to a rate of 4.50%, and remain at 4.50% thereafter for both non-Medicare eligible and Medicare eligible retirees.

          Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. The effect of a 1% change in the health care cost trend rate for each future year would have had the following effects on 2005 results:

	1 Percentage Point Increase	1 Percentage Point Decrease
	(in thousands)
Effect on total service cost and interest cost components	$498	$(411)
Effect on postretirement benefit obligation	$4,518	$(4,136)

          The components of the net periodic benefit cost recognized for the retirement income guarantee plan and the postretirement health care and life insurance plan were as follows:

	Pension Benefits
	Predecessor		MainLine L.P.
	Year Ended December 31, 2003	January 1 - May 4, 2004	May 4 - December 31, 2004	Year Ended December 31, 2005
	(in thousands)
Components of net periodic benefit cost
Service cost	$821	$295	$521	$976
Interest cost	1,078	326	574	998
Expected return on plan assets	(475)	(206)	(363)	(762)
Amortization of unrecognized transition assets	(140)	—	—	—
Amortization of prior service benefit	(472)	(169)	(298)	(454)
Amortization of unrecognized losses	850	237	417	804

Net periodic benefit cost	$1,662	$483	$851	$1,562

	Postretirement Benefits
	Predecessor		MainLine L.P.
	Year Ended December 31, 2003	January 1 - May 4, 2004	May 4 - December 31, 2004	Year Ended December 31, 2005
	(in thousands)
Components of net periodic benefit cost
Service cost	$719	$268	$475	$789
Interest cost	2,480	906	1,604	2,628
Amortization of prior service benefit	(579)	(114)	(201)	(400)
Amortization of unrecognized losses	303	190	334	793

Net periodic benefit cost	$2,923	$1,250	$2,212	$3,810

          During 2004, the recognition of the Medicare Prescription Drug Law resulted in decreases in service cost of $27,000, interest cost of $97,900, and amortization of unrecognized loss of $161,900.

          Services Company estimates the following benefit payments, which reflect expected future service, as appropriate, will be paid:

	Pension Benefits	Postretirement Benefits
	(in thousands)
2006	$2,012	$2,036
2007	2,565	2,251
2008	2,611	2,452
2009	3,027	2,661
2010	2,745	2,870
2011-2015	15,580	17,259

          Services Company expects to receive Medicare prescription subsidies of $315,000 in 2006, $310,000 in 2007, $306,000 in 2008, $300,000 in 2009, $294,000 in 2010, and $1,395,000 from 2011 through 2015.

          A minimum funding contribution is not required to be made during 2006.

          Services Company does not fund the postretirement health care and life insurance plan and, accordingly, no assets are invested in the plan. A summary of investments of the retirement income guarantee plan are as follows at December 31, 2004 and 2005:

	2004	2005
Mutual funds — equity securities	52%	45%
Mutual funds — money market	17	29
Coal lease	31	26

Total	100%	100%

          The plan's investment policy does not target specific asset classes, but seeks to balance the preservation and growth of capital in the plan's mutual fund investment with the income derived with proceeds from the coal lease.

          Services Company sponsors a retirement and savings plan (the "Retirement Plan") through which it provides retirement benefits for substantially all of its regular full-time employees, except those covered by certain labor contracts. The Retirement Plan consists of two components. Under the first component, Services Company contributes 5% of each eligible employee's covered salary to an employee's separate account maintained in the Retirement Plan. Under the second component, for all employees not participating in the ESOP, Services Company makes a matching contribution into the employee's separate account for 100% of an employee's contribution to the Retirement Plan up to 6% of an employee's eligible covered salary. For Services Company employees who participate in the ESOP, Services Company does not make a matching contribution. Total costs of the Retirement Plan were approximately $2,488,000 for the year ended December 31, 2003, $1,009,000 for the period January 1 to May 4, 2004, $1,851,000 for the period May 4 to December 31, 2004 and $3,613,000 for the year ended December 31, 2005.

          Services Company also participates in a multi-employer retirement income plan that provides benefits to employees covered by certain labor contracts. Pension expense for the plan was $167,000 for the year ended December 31, 2003, $72,000 for the period January 1 to May 4, 2004, $118,000 for the period May 4 to December 31, 2004 and $175,000 for the year ended December 31, 2005.

          In addition, Services Company contributes to a multi-employer postretirement benefit plan that provides health care and life insurance benefits to employees covered by certain labor contracts. The cost of providing these benefits was approximately $116,000 for the year ended December 31, 2003, $52,000 for the period January 1 to May 4, 2004, $79,000 for the period May 4 to December 31, 2004 and $135,000 for the year ended December 31, 2005.

15. UNIT-BASED COMPENSATION

  Unit Option and Distribution Equivalent Plan

          Buckeye has a Unit Option and Distribution Equivalent Plan (the "Option Plan"). On April 1, 2005, Buckeye GP amended and restated the Plan to increase the granting of options (the "Options") to acquire Buckeye's LP units to an amount not to exceed 1,400,000 in the aggregate. The options are granted to select key employees (the "Optionees") at a price equal to the market value on the date of the grant. Options granted after 1997 contain a "Distribution Equivalent" feature. Distribution Equivalents are an amount equal to (i) Buckeye's per LP Unit regular quarterly distribution, multiplied by (ii) the number of Buckeye LP units subject to such Options that have not vested. The Distribution Equivalents are paid as independent cash bonuses on the date the Options vest and are dependent upon the percentage attainment of 3-year targets related to cash distributions paid to the limited partners.

          Generally, the Options vest three years after the date of grant and are exercisable for up to 7 years following the date on which they vest.

          The fair value of each the Options is estimated on the date of grant using the Black-Scholes option-pricing model. Buckeye does not record any compensation expense based upon the fair value of the Options. The assumptions used for the Options granted in 2003, 2004 and 2005 are indicated below.

Year of Option Grant	Dividend Yield	Volatility	Risk-Free Interest Rate	Expected Life (Years)
2003	6.6%	32.6%	2.1%	4.0
2004	6.2%	16.5%	3.0%	4.0
2005	6.0%	16.2%	4.0%	4.0

          A summary of the changes in Buckeye's LP Unit options outstanding under the Option Plan as of December 31, 2003, 2004 and 2005 is as follows:

	2003		2004		2005
	Units under Option	Weighted Average Exercise Price	Units under Option	Weighted Average Exercise Price	Units under Option	Weighted Average Exercise Price
Outstanding at beginning of year	189,200	$28.10	215,000	$31.15	222,300	$37.14
Granted	59,100	38.12	66,400	41.76	61,700	45.88
Exercised	(33,300)	26.16	(59,100)	20.31	(37,100)	36.37
Forfeitures	—	—	—	—	—	—

Outstanding at end of year	215,000	$31.15	222,300	$37.14	246,900	$39.44

Options exercisable at year-end	68,400		52,400		73,800
Weighted average fair value of options granted during the year	$5.77		$2.79		$3.56

          The following table summarizes information relating to Buckeye's LP Unit options outstanding under the Option Plan at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Options Outstanding at 12/31/05	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable at 12/31/05	Weighted Average Exercise Price
$25.00 to $30.00	22,400	3.6 Years	$27.32	22,400	$27.32
$30.01 to $35.00	22,000	5.1 Years	33.90	22,000	33.90
$35.01 to $40.00	83,700	6.8 Years	37.57	29,400	36.56
$40.01 to $45.00	57,100	8.2 Years	42.10	—	—
$45.01 to $50.00	61,700	9.3 Years	45.88	—	—
Total	246,900	7.3 Years	39.44	73,800	$32.96

          At December 31, 2005, there were 657,900 Buckeye LP units available for future grants under the Option Plan.

          Until April 29, 2004, Buckeye offered a unit option loan program whereby Optionees could borrow, at market rates, up to 95% of the purchase price of Buckeye's LP units and up to 100% of the applicable income tax withholding obligation in connection with such exercise. At December 31, 2005, 4 employees had outstanding loans under the unit option loan program. The aggregate borrowings outstanding at December 31, 2004 and 2005 were $666,000 and $535,000, respectively, of which $535,000 and $483,000, respectively, were related to the purchase price of Buckeye's LP units.

  Unit Compensation Plan

          The Company has a Unit Compensation Plan utilizing B units. On May 4, 2004, the Company issued 16,216,668 limited partnership B Units (the "B Units") to certain members of senior management for no consideration. One half, or 8,108,334, of the B Units ("Time Based B Units") vest ratably over five years. The remaining, or 8,108,334, B Units ("Performance Based B Units") only vest if certain performance targets based on the incentive compensation received by the Company are met. The performance targets are based on annual periods ending on each of June 30, 2005 to 2009. The performance targets are cumulative, in that shortfalls or excess in one period can be made up or carried over in subsequent periods.

          The Company recorded no compensation expense for Time Based B Units for the period May 4 to December 31, 2004. Although May 4, 2004 represented the measurement date for the Time Based B Units (the date both the number of units available for purchase and the purchase price (zero) were known), there was a nominal fair value for these units to charge to earnings. The Company recognized deferred compensation for the Performance Based B Units when it was probable that the performance target specified in the Company's partnership agreement would be met. Such deferred compensation was recorded over the respective periods of performance targets. As of December 31, 2004 and 2005, 810,833 and 1,621,667 of Time Based B Units were vested, respectively. As of December 31, 2004, none of the Performance Based B Units were vested. At December 31, 2005, 1,621,667 of Performance Based B Units were vested. No compensation expense was recorded during the period May 4 to December 31, 2004. Total compensation expense of $3.5 million was recognized for the year ended December 31, 2005.

16. EMPLOYEE STOCK OWNERSHIP PLAN

          Services Company provides the ESOP to the majority of its employees hired before September 16, 2004. Effective September 16, 2004, new employees do not participate in the ESOP, as well as certain employees covered by a union multiemployer pension plan. The ESOP owns all of the outstanding common stock of Services Company.

          Services Company stock is released to employee accounts in the proportion that current payments of principal and interest on the ESOP Notes bear to the total of all principal and interest payments due under the ESOP Notes. Individual employees are allocated shares based upon the ratio of their eligible compensation to total eligible compensation. Eligible compensation generally includes base salary, overtime payments and certain bonuses. Except for the period March 1, 2003 through November 1, 2004, Services Company stock held in employee accounts received stock dividends in lieu of cash. The ESOP was amended to eliminate the payment of stock dividends on allocations made after February 28, 2003. Based upon provisions contained in the American Jobs Creation Act of 2004, the plan was amended further to reinstate this feature on allocations made after November 1, 2004. Total ESOP related costs charged to earnings were $10.0 million for the year ended December 31, 2003, $3.4 million for the period January 1 to May 4, 2004, $6.6 million for the period May 4 to December 31, 2004 and $6.9 million for the year ended December 31, 2005.

17. LEASES AND COMMITMENTS

          The Company leases space in an office building and certain copying equipment. Buckeye leases certain computing equipment and automobiles. Future minimum lease payments under these noncancelable operating leases at December 31, 2005 were as follows: $888,000 for 2006, $435,000 for 2007, $305,000 for 2008 and none thereafter.

          Buckeye is a party to an energy services agreement for certain main line pumping equipment and the natural gas requirements to fuel this equipment at its Linden, New Jersey facility. Under the energy services agreement, which is designed to reduce power costs at the Linden facility, Buckeye is required to pay a minimum of $1,743,000 annually over the next six years. This minimum payment is based on an annual minimum usage requirement of the natural gas engines at the rate of $0.049 per kilowatt hour equivalent. In addition to the annual usage requirement, Buckeye is subject to minimum usage requirements during peak and off-peak periods. Buckeye's use of the natural gas engines has exceeded the minimum annual requirement in 2003, 2004 and 2005.

          Buckeye's Operating Subsidiaries lease certain land and rights-of-way. Minimum future lease payments for these leases as of December 31, 2005 are approximately $4.2 million for each of the next five years. Substantially all of these lease payments can be canceled at any time should they not be required for operations.

          Rent expense under operating leases was $7,824,000 for the year ended December 31, 2003 and $3,180,000 for the period January 1 to May 4, 2004, $5,297,000 for the period May 4 to December 31, 2004, and $8,740,000 for the year ended December 31, 2005.

18. RELATED PARTY TRANSACTIONS

          The Company has agreed to pay to Carlyle/Riverstone an annual management fee of $300,000 for its services on behalf of MainLine. General and administrative expenses include $200,000 and $300,000 related to the management fee for the period May 4 to December 31, 2004 and the year ended December 31, 2005, respectively.

          Services Company and Buckeye are considered related parties with respect to the Company and the Predecessor. As discussed in Note 1, the accompanying financial statements for the Company and the Predecessor include the accounts of Services Company and Buckeye on a consolidated basis, as such all intercompany transactions have been eliminated.

19. EARNINGS PER UNIT

          In connection with its formation, the Company issued 14,595 general partnership units ("GP Units") and 145,935,405 limited partnership A Units ("A Units") to Carlyle/Riverstone and certain members of senior management of Buckeye GP for $1.00 per unit. The Company also issued 16,216,668 limited partnership B Units ("B Units") to certain members of senior management.

          Distributions are paid on the B Units only after the holders of the A Units and GP Units have been distributed sufficient cash to recover their entire investment along with a cumulative annual return of 9% compounded from May 4, 2004 to the date of payment. Thus, the B Units are subordinate to the A Units and the GP Units.

          The Company has determined that, under EITF Issue No. 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share," a two-class method of computing earnings per unit is required. According to EITF Issue No. 03-6, the Company's A Units and GP Units are considered to be participating securities requiring the use of the two-class method for the computation of basic and diluted earnings per unit. The two-class computation method for each period reflects the cash distributions (or dividends) paid per unit for each class of stock, plus the amount of allocated undistributed earnings per unit computed using the participation percentage which reflects this change. The A Units and GP Units are considered to be participating securities as they are entitled to receive a distribution yield in excess of the B Units.

          As of December 31, 2004 and 2005, the holders of the A Units and the GP Units had received neither the return of their initial investment nor the 9% cumulative return. As a result, basic and diluted earnings per unit, and any distributions for the period from May 4 to December 31, 2004 and the year ended December 31, 2005 and are based on 145,950,340 units consisting of 145,935,405 of A Units and 14,935 of GP Units.

          For the period May 4 to December 31, 2004 and the year ended December 31, 2005, there were no other securities, other than the B Units, with a potentially dilutive effect on the Company's earnings. As a result, basic earnings per unit and diluted earnings per unit were equal.

          The capital structure of the Predecessor is significantly different than the structure of the Company; as such presentation of earnings per unit for the year ended December 31, 2003 and the period January 1 to May 4, 2004 would be inappropriate.

20. FAIR VALUE OF FINANCIAL INSTRUMENTS

          The Company uses the following methods and assumptions in estimating fair value disclosures for financial instruments:

          At December 31, 2004 and 2005, cash and cash equivalents, accounts receivable, construction and pipeline relocation receivables, prepaid and other current assets, restricted cash, and all current liabilities are reported in the consolidated balance sheet at amounts which approximate fair value due to the relatively short period to maturity of these financial instruments.

          The fair value of the Company's debt is estimated to be $1.0 billion and $1.1 billion as of December 31, 2004 and 2005, respectively. The value was calculated using interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities and approximate market values on the respective dates.

          For the period May 4 to December 31, 2004, the Company had no ineffectiveness with respect to its cash flow hedges and, accordingly, no change in the fair value of the hedge has been reflected in net income. The fair value of the interest rate swaps was a non-current liability of $11,000 at December 31, 2004. During 2005, the Company terminated an interest rate swap agreement and entered into another interest rate swap agreement for a notional amount of $12 million (see Note 11). At December 31, 2005, the fair value of the interest rate swaps was a non-current asset of $1,514,000. The change in fair value has been reflected as non-current assets and liabilities in the consolidated balance sheet, with the net change reflected in other comprehensive income.

          For the period May 4 to December 31, 2004 and the year ended December 31, 2005, the Company had no ineffectiveness with respect to its fair value hedge. Changes in the fair value of the Company's interest rate cap have been reflected in net income. At December 31, 2004 and 2005, the value of the interest rate cap was $145,000 and $96,000, respectively.

          Interest expense in the Company's income statement was reduced by $0.6 million for the year ended December 31, 2003, $1.3 million for the period January 1 to May 4, 2004, $1.3 million for the period May 4 to December 31, 2004, and $0.3 million for the year ended December 31, 2005 as a result of the Company's interest rate cap and interest rate swap agreements.

21. SEGMENT INFORMATION

          Based on the financial information provided to senior management, the Company has determined that its operations are appropriately presented in three reportable operating segments: Pipeline Operations, Terminalling and Storage and Other Operations. The Company also has certain consolidated-level assets, principally consisting of goodwill, which are not allocable to the individual reporting segments because they are not used by the chief operating decision maker to make operating decisions or to allocate resources. The Company has allocated approximately $11.4 million of goodwill to the Terminalling and Storage Segment. The Company's reportable operating segments consist of the following:

  Pipeline Operations

          The Pipeline Operations segment receives petroleum products including gasoline, jet and diesel fuel and other distillates from refineries, connecting pipelines, bulk and marine terminals and transports those products to other locations for a fee. This segment owns and operates approximately 5,000 miles of pipeline systems in the following states: California, Connecticut, Florida, Illinois, Indiana, Massachusetts, Michigan, Missouri, New Jersey, Nevada, New York, Ohio, Pennsylvania and Tennessee.

  Terminalling and Storage

          The Terminalling and Storage segment provides bulk storage and throughput services. This segment owns and operates 43 terminals that have the capacity to store an aggregate of approximately 16.6 million barrels of refined petroleum products. The terminals are located in Indiana, Illinois, Massachusetts, Michigan, Missouri, New York, Ohio and Pennsylvania.

  Other Operations

          The Other Operations segment consists primarily of Buckeye's contract operations of third-party pipelines owned principally by major petrochemical companies located in Texas. This segment also performs construction management services, typically for cost plus a fixed fee, for these same customers. The Other Operations segment also includes Buckeye's ownership and operation of the ammonia pipeline acquired in November 2005 and its majority ownership of the Sabina Pipeline.

          Financial information about each segment is presented below. Each segment uses the same accounting policies as those described in the summary of significant accounting policies (see note 2). All inter-segment revenues, operating income and assets have been eliminated. All three years are presented on a consistent basis.

	Year Ended December 31, 2003	January 1 - May 4, 2004	May 4 - December 31, 2004	Year Ended December 31, 2005
	(in thousands)
Revenue:
Pipeline Operations	$234,012	$82,740	$181,420	$306,849
Terminalling and Storage	15,352	5,220	21,012	68,822
Other Operations	23,583	9,569	23,582	32,775

Total	$272,947	$97,529	$226,014	$408,446
Operating income:
Pipeline Operations	$96,215	$31,411	$68,460	$121,546
Terminalling and Storage	3,955	2,087	9,220	28,038
Other Operations	5,327	1,590	3,085	6,285

Total	$105,497	$35,088	$80,765	$155,869

Depreciation and amortization:
Pipeline Operations	$16,532	$5,947	$13,398	$26,844
Terminalling and Storage	496	130	1,040	4,212
Other Operations	932	311	720	1,352

Total	$17,960	$6,388	$15,158	$32,408

Capital expenditures:
Pipeline Operations	$34,753	$7,742	$59,546	$70,261
Terminalling and Storage	2,638	1,949	1,629	6,966
Other Operations	4,754	505	1,260	545
Consolidating-level	113	—	132	59

Total	$42,258	$10,196	$62,567	$77,831

	December 31,
	2004	2005
	(in thousands)
Assets:*
Pipeline Operations	$1,240,315	$1,466,512
Terminalling and Storage	237,048	288,972
Other Operations	56,756	61,383
Consolidating-level	213,639	223,965

Total	$1,747,758	$2,040,832

(*)
All equity investments shown in Note 9 are included in the assets of Pipeline Operations

22. SUBSEQUENT EVENTS

          On January 1, 2006, Buckeye acquired a refined petroleum products terminal located in Niles, Michigan from affiliates of Shell for approximately $13.0 million. The terminal has aggregate storage capacity of approximately 630,000 barrels.

          On January 31, 2006, a newly formed Buckeye subsidiary, Buckeye NGL Pipe Lines LLC, completed its acquisition of an approximate 350-mile natural gas liquids pipeline extending generally from Wattenberg, Colorado to Bushton, Kansas from BP Pipelines (North America) Inc. for approximately $87.0 million, including the deposit of $7.7 million paid in December 2005.

          On March 7, 2006, Buckeye sold 1,500,000 of its LP units in an underwritten public offering at a price of $44.22 per LP Unit. Proceeds to Buckeye, net of underwriters' discount of $1.45 per LP units and offering expenses, were approximately $64.2 million. The principal use of proceeds was to repay, in part, amounts outstanding under Buckeye's Credit Facility.

MAINLINE L.P.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per unit amounts)

(Unaudited)

	Three Months Ended March 31,
	2005	2006
Revenue	$95,889	$105,745

Costs and expenses:
Operating expenses	46,581	51,261
Depreciation and amortization	7,431	9,104
General and administrative expenses	5,749	5,915

Total costs and expenses	59,761	66,280

Operating income	36,128	39,465

Other income (expenses):
Investment income	155	320
Interest and debt expense	(13,097)	(15,729)

Total other income (expenses)	(12,942)	(15,409)

Income before equity income and non-controlling interest	23,186	24,056
Equity income	1,240	1,380
Non-controlling interest expense	(23,198)	(23,197)

Net income	$1,228	$2,239

Units outstanding—basic and diluted	145,950	145,950

Earnings per unit—basic and diluted	$0.01	$0.02

See Notes to condensed consolidated financial statements.

MAINLINE L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

(Unaudited)

March 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	$19,224
Trade receivables	42,484
Construction and pipeline relocation receivables	12,245
Inventories	13,561
Prepaid and other current assets	18,287

Total current assets	105,801
Property, plant and equipment, net	1,697,723
Restricted Cash	5,668
Goodwill	234,603
Other non-current assets	103,221

Total assets	$2,147,016

LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
Current portion of long-term debt	$7,905
Accounts payable	11,729
Accrued and other current liabilities	50,004

Total current liabilities	69,638
Long-term debt	1,141,091
Other non-current liabilities	79,117
Non-controlling interest	773,823

Total liabilities	2,063,669

Commitments and contingent liabilities	—
Partners' capital:
General Partner	7
Limited Partners—A Units	76,371
Limited Partners—B Units	3,473
Equity gains on issuance of Buckeye Partners, L.P. limited partnership units	1,482
Accumulated other comprehensive income	2,014

Total partners' capital	83,347

Total liabilities and partners' capital	$2,147,016

See Notes to condensed consolidated financial statements.

MAINLINE L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Three Months Ended March 31,
	2005	2006
Cash flows from operating activities:
Net income	$1,228	$2,239

Adjustments to reconcile net income to net cash provided by operating activities:
Value of ESOP shares released	1,197	1,047
Depreciation and amortization	7,431	9,104
Amortization of deferred compensation	1,235	—
Non-controlling interest	23,198	23,197
Equity earnings from equity investments of
Buckeye Partners, L.P.	(1,240)	(1,380)
Distributions from equity investments of Buckeye Partners, L.P.	—	1,980
Amortization of debt issuance costs and debt discount	7	13
Amortization of option grants	—	172
Changes in assets and liabilities, net of amounts related to acquisitions:
Trade receivables	(5,159)	(3,620)
Construction and pipeline relocation receivables	3,214	(1,674)
Inventories	(546)	(564)
Prepaid and other current assets	4,480	(5,962)
Accounts payable	(7,886)	(6,919)
Accrued and other current liabilities	(5,524)	822
Other non-current assets	339	(1,447)
Other non-current liabilities	974	2,841

Total adjustments from operating activities	21,720	17,610

Net cash provided by operating activities	22,948	19,849

Cash flows from investing activities:
Capital expenditures	(21,458)	(18,328)
Acquisitions	—	(92,790)
Net (expenditures for) proceeds from disposal of property, plant and equipment	170	(113)
Restricted Cash	(2,504)	(551)

Net cash used in investing activities	(23,792)	(111,782)

Cash flows from financing activities:
Net proceeds from issuance of Buckeye Partners, L.P. limited partnership units	47,691	64,155
Proceeds from exercise of unit options	370	362
Distributions to non-controlling partners of Buckeye Partners, L.P.	(22,869)	(26,667)
Proceeds from issuance of long-term debt	5,000	115,000
Payment of long-term debt	(29,779)	(70,677)

Net cash provided by financing activities	413	82,173

Net decrease in cash and cash equivalents	(431)	(9,760)
Cash and cash equivalents at beginning of period	21,352	28,984

Cash and cash equivalents at end of period	$20,921	$19,224

Supplemental cash flow information:
Cash paid during the period for interest (net of amount capitalized)	$18,822	$16,622
Capitalized interest	$558	$701
Cash paid during the period for income taxes	$388	$13
Non-cash changes in assets and liabilities:
Equity gains on issuance of Buckeye LP units	$158	$166
Fair value hedge accounting	$1,540	$439

See Notes to condensed consolidated financial statements.

MAINLINE L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

(In Thousands)
(Unaudited)

	General Partner	Limited Partners A Units	Limited Partners B Units	Accumulated Other Comprehensive Income	Equity Gains on Issuance of Buckeye LP Units	Total
Partners' capital at December 31, 2005	$7	$74,132	$3,473	$1,514	$1,316	$80,442

Net income	—	2,239	—	—	—	2,239
Change in fair value of cash flow hedges, net	—	—	—	500	—	500

Comprehensive income	—	2,239	—	500	—	2,739

Equity gains on issuance of Buckeye LP units	—	—	—	—	166	166

Partners' capital at March 31, 2006	$7	$76,371	$3,473	$2,014	$1,482	$83,347

See Notes to condensed consolidated financial statements.

MAINLINE L.P.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1. BASIS OF PRESENTATION

          In the opinion of management, the accompanying condensed consolidated financial statements of MainLine L.P. and subsidiaries (the "Company"), which are unaudited, include all adjustments necessary to present fairly the Company's financial position as of March 31, 2006, along with the results of the Company's operations and its cash flows for the three months ended March 31, 2005 and 2006. The results of operations for the three months ended March 31, 2006 are not necessarily indicative of the results to be expected for the full year ending December 31, 2006.

          MainLine L.P. is a limited partnership organized on February 24, 2004 under the laws of the state of Delaware. The Company owns 100% of MainLine Sub LLC. MainLine Sub LLC owns 100% of Buckeye GP LLC (the "General Partner" or "Buckeye GP"). The General Partner is the general partner of Buckeye Partners, LP ("Buckeye"). Buckeye is a publicly-traded, (NYSE:BPL) master limited partnership organized in 1986 under the laws of the state of Delaware. The Company is owned by affiliates of Carlyle/Riverstone Global Energy and Power Fund II, L.P. ("Carlyle/Riverstone") and certain members of Buckeye GP's senior management. The Company's primary business is the management of Buckeye. At March 31, 2006, the Company owned an approximate 2% overall general partner interest in Buckeye and its operating subsidiaries.

          All of the employees who provide services to the Company and its subsidiaries and Buckeye and its subsidiaries are paid and employed by Buckeye Pipe Line Services Company ("Services Company"). Pursuant to a service agreement, Services Company is reimbursed by the Company or Buckeye for the cost of these employees. Services Company is owned by an employee stock ownership plan (the "ESOP"). Services Company owns approximately a 5.9% equity interest in Buckeye at March 31, 2006. The services agreement extends until all payments due under the ESOP's 3.60% Senior Secured Notes are satisfied, which is currently scheduled to occur in March 2011.

Description of the Business

          At March 31, 2006, the Company had no operating assets other than its general partner ownership interest in Buckeye and its operating subsidiaries. Buckeye's principal line of business is the transportation, terminalling and storage of petroleum products in the United States for major integrated oil companies, large refined product marketing companies and major end users of petroleum products on a fee basis through facilities owned and operated by Buckeye. Buckeye also operates pipelines owned by third parties under contracts with major integrated oil and chemical companies, and performs certain construction activities, generally for the owners of these third-party pipelines.

          As of March 31, 2006, Buckeye conducted all of its operations through subsidiary entities. These operating subsidiaries are Buckeye Pipe Line Company, L.P. ("Buckeye Pipe Line"), Laurel Pipe Line Company, L.P. ("Laurel"), Everglades Pipe Line Company, L.P. ("Everglades"), Buckeye Pipe Line Holdings, L.P. ("BPH"), Wood River Pipe Lines LLC ("Wood River"), Buckeye Pipe Line Transportation LLC ("BPL Transportation") and Buckeye NGL Pipe Lines LLC ("Buckeye NGL"). Buckeye NGL commenced operations on January 31, 2006 with the acquisition of a natural gas liquids pipeline located in Colorado and Kansas (See Note 3). These entities are hereinafter referred to as an "Operating Subsidiary" or collectively as the "Operating Subsidiaries." Buckeye owns an approximate 99% ownership interest in each Operating Subsidiary except Wood River, BPL Transportation and Buckeye NGL, in which it owns a 100% interest.

          Pursuant to the rules and regulations of the Securities and Exchange Commission, the condensed consolidated financial statements do not include all of the information and notes normally included with financial statements prepared in accordance with accounting principles generally accepted in the United States of America. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2005.

2. CONTINGENCIES

  Claims and Proceedings

          Buckeye and its Operating Subsidiaries in the ordinary course of business are involved in various claims and legal proceedings, some of which are covered by insurance. The Company is generally unable to predict the timing or outcome of these claims and proceedings. Based upon its evaluation of existing claims and proceedings and the probability of losses relating to such contingencies, Buckeye has accrued certain amounts relating to such claims and proceedings, none of which are considered material.

  Environmental Contingencies

          In accordance with its accounting policy on environmental expenditures, Buckeye recorded operating expenses, net of insurance recoveries, of $2.8 million and $1.8 million for the three months ended March 31, 2005 and 2006, respectively, which were related to environmental expenditures unrelated to claims and proceedings. Expenditures, both capital and operating, relating to environmental matters are expected to continue due to Buckeye's commitment to maintaining high environmental standards and to increasingly strict environmental laws and government enforcement policies.

3. ACQUISITIONS

          On January 1, 2006, Buckeye acquired a refined petroleum products terminal located in Niles, Michigan from affiliates of Shell Oil Products, U.S. ("Shell") for $13.0 million. On January 31, 2006, Buckeye completed the acquisition of a natural gas liquids pipeline, which extends generally from Wattenberg, Colorado to Bushton, Kansas, from BP Pipelines (North America) Inc. for approximately $87.0 million, which includes a deposit of $7.7 million paid in December 2005. Buckeye also completed certain miscellaneous asset acquisitions during the first quarter of 2006 which approximated $1 million.

          Buckeye NGL acquired the natural gas liquids pipeline and Buckeye Terminals, LLC, a subsidiary of BPH, acquired the refined petroleum products terminal.

          In connection with each of these acquisitions, Buckeye determined that the transaction represented the acquisition of various assets, and not the acquisition of a business, as that term is defined in Statement of Financial Accounting Standards No. 141—"Business Combinations".

Accordingly, Buckeye has allocated, on a preliminary basis, the cost of each acquisition to the various tangible assets acquired, principally property, plant and equipment. Buckeye is in the process of determining the final allocation.

          In December 2005, Buckeye acquired a refined petroleum products terminal and related assets (including certain railroad offloading facilities) located in Taylor, Michigan for $20 million. Buckeye allocated, on a preliminary basis, the cost of the assets to the tangible terminal assets acquired, and is in the process of determining the final allocation.

4. DEBT AND CREDIT FACILITIES

          Debt consists of the following:

March 31, 2006
(In thousands)
MainLine L.P.:
Term Loan	$169,000
Services Company:
3.60% ESOP Notes due March 28, 2011	32,077
Retirement premium	(1,171)
Buckeye:
4.625% Notes due June 15, 2013	300,000
6.750% Notes due August 15, 2033	150,000
5.30% Notes due October 15, 2014	275,000
5.125% Notes due July 1, 2017	125,000
Borrowings under Revolving Credit Facility	100,000

Total principal debt	1,149,906
Other, including unamortized discounts and changes in fair value (1)	(910)

Subtotal long-term debt	1,148,996
Less current maturities of debt	(7,905)

Long-term debt	$1,141,091

(1)
The March 31, 2006 amount includes $1,706,000 related to an adjustment to fair value associated with a hedge of fair value and $2,616,000 in unamortized discounts.

  The Company

          The Company has a Senior Secured Credit Facility ("Term Loan") with a consortium of financial institutions arranged by Goldman Sachs Credit Partners. Borrowings under the Term Loan are guaranteed by MainLine Sub LLC. The Term Loan can be prepaid in whole or in part at any time after December 17, 2005 without penalty. Any amounts prepaid prior to December 17, 2005 were subject to a 1% prepayment penalty on amounts prepaid. The Company may borrow up to an additional $35 million under the Term Loan on or before December 17, 2007, subject to certain provisions.

          Borrowings under the Term Loan bear interest under one of two rate options, selected by the Company, equal to either (i) the greater of (a) the federal funds rate plus one half of one percent and (b) the prime interest rate or (ii) the London Interbank Offered Rate ("LIBOR") plus an applicable margin. The applicable margin, which was 2.375% at March 31, 2006, is determined based upon an interest coverage ratio defined in the loan agreement. The applicable margin will be 2.375% when the interest rate coverage ratio is less than 4.0 to 1 and 2.00% in periods in which the interest coverage ratio is greater than 4.0 to 1. At March 31, 2006, the interest rate under the Term Loan was approximately 7.31%.

          The Company is required to maintain an interest coverage ratio, as defined in the Term Loan agreement, of 1.75 to 1 for each fiscal quarter. The Term Loan also contains a requirement that the Company maintain an interest expense reserve account in the amount of the anticipated interest payments for the next two quarterly periods, although failure to maintain such a balance is not an event of default under the Term Loan. At March 31, 2006, the amount on deposit in the interest expense reserve account was $5.7 million, compared to estimated interest in the next two quarters of $6.2 million.

          The Term Loan contains provisions under which excess cash flow ("ECF"), which is generally defined in the Term Loan agreement as cash revenues less cash expenses along with interest, principal and other payments required under the Term Loan, is used to reduce outstanding principal under the loan. In any quarterly period in which the interest coverage ratio, as defined in the agreement, is less than 2.5 to 1, 100% of ECF is used to reduce outstanding principal. In any quarterly period in which the interest coverage ratio is greater than or equal to 2.5 to 1 but less than 3.5 to 1, 75% of ECF is used to reduce outstanding principal. In any quarterly period in which the ECF is greater than or equal to 3.5 to 1 but less than 5.0 to 1, 50% of ECF is used to reduce outstanding principal. When ECF is greater than or equal to 5.0 to 1, 25% of ECF is used to reduce outstanding principal. At March 31, 2006, the interest coverage ratio was 2.0.

  Services Company

          Services Company's debt consists of 3.60% Senior Secured Notes (the "3.60% ESOP Notes") due March 28, 2011 payable by the ESOP to a third-party lender. The 3.60% ESOP Notes were issued May 4, 2004 in order to refinance Services Company's 7.24% Senior Secured Notes which were originally issued to purchase Services Company's common stock. The 3.60% ESOP Notes are collateralized by Services Company's common stock and are guaranteed by Services Company. In addition, Buckeye has committed that, in the event that the value of Buckeye's LP units owned by Services Company falls below 125% of the balance payable under the 3.60% ESOP Notes, Buckeye will fund an escrow account with sufficient assets to bring the value of the total collateral (the value of the Services Company LP units and the escrow account) up to the 125% minimum. Amounts deposited in the escrow account are returned to Buckeye when the value of Services Company's LP units returns to an amount which exceeds the 125% minimum. At March 31, 2006, the value of Buckeye's LP units held by Services Company exceeded the 125% requirement.

  Buckeye

          Buckeye has a $400 million 5-year revolving credit facility (the "Credit Facility") with a syndicate of banks led by SunTrust Bank. The Credit Facility contains a one-time expansion feature to $550 million subject to certain conditions. Borrowings under the Credit Facility are guaranteed by certain of Buckeye's subsidiaries. The Credit Facility matures on August 6, 2009. The weighted average interest rate on amounts outstanding under the Credit Facility at March 31, 2006 was 5.22%.

          Borrowings under the Credit Facility bear interest under one of two rate options, selected by Buckeye, equal to either (i) the greater of (a) the federal funds rate plus one half of one percent and (b) SunTrust Bank's prime rate or (ii) the London Interbank Offered Rate ("LIBOR") plus an applicable margin. The applicable margin is determined based upon ratings assigned by Standard and Poors and Moody's Investor Services for Buckeye's senior unsecured non-credit enhanced long-term debt. The applicable margin will increase during any period in which Buckeye's Funded Debt Ratio (described below) exceeds 5.25 to 1.0. At March 31, 2006, Buckeye had $100.0 million outstanding under the Credit Facility and had committed $2.0 million in support of letters of credit. The Credit Facility contains covenants and provisions that:

  •
  Restrict Buckeye and certain of its subsidiaries' ability to incur additional indebtedness based on certain ratios described below;

  •
  Prohibit Buckeye and certain of its subsidiaries from creating or incurring certain liens on their property;

  •
  Prohibit Buckeye and certain of its subsidiaries from disposing of property material to their operations; and

  •
  Limit consolidations, mergers and asset transfers by Buckeye and certain of its subsidiaries.

          The Credit Facility requires that Buckeye and certain of its subsidiaries maintain a maximum "Funded Debt Ratio" and a minimum "Fixed Charge Coverage Ratio". The Funded Debt Ratio equals the ratio of the long-term debt of Buckeye and certain of its subsidiaries (including the current portion, if any) to "Adjusted EBITDA", which is defined in the Credit Facility as earnings before interest, taxes, depreciation, depletion, amortization and incentive compensation payments to the General Partner, for the four preceding fiscal quarters. As of the end of any fiscal quarter, the Funded Debt Ratio may not exceed 4.75 to 1.00, subject to a provision for increases to 5.25 to 1.00 in connection with future acquisitions. At March 31, 2006 the Buckeye's Funded Debt Ratio was 4.40 to 1.00.

          The Fixed Charge Coverage Ratio is defined as the ratio of Adjusted EBITDA for the four preceding fiscal quarters to the sum of payments for interest and principal on debt plus certain capital expenditures required for the ongoing maintenance and operation of Buckeye's assets. Buckeye is required to maintain a Fixed Charge Coverage Ratio of greater than 1.25 to 1.00 as of the end of any fiscal quarter. As of March 31, 2006, Buckeye's Fixed Charge Coverage Ratio was 2.86 to 1.00.

          Covenants.    The Company and its subsidiaries, Services Company, Buckeye and its Operating Subsidiaries are in compliance with the various covenants of the debt agreements at March 31, 2006.

          Derivative Instruments.    At March 31, 2006, the Company had three derivative instruments outstanding related to the Company's Term Loan. The Term Loan replaced the Company's $100,000,000 Senior Secured Credit Facility (the "Prior Term Loan") which was entered into on May 4, 2004. Proceeds from the Term Loan were used to refund the amounts outstanding under the Prior Term Loan. In accordance with requirements under the Prior Term Loan, the Company purchased an interest rate cap from Goldman Sachs Capital Markets, L.P. on a notional amount of $50 million for $375,000. Under the interest rate cap, if the variable interest rate the Company paid on the Prior Term Loan exceeded 5.0%, Goldman Sachs would pay the Company the difference between the variable rate in effect on the $50 million notional amount and the capped rate. The Company did not designate the interest rate cap as a cash flow hedge and, accordingly, changes in value of the cap have been reflected in income. The Company did not terminate the interest rate cap when the Prior Term Loan was repaid on December 22, 2004.

          In accordance with requirements under the Term Loan, the Company entered into two interest rate swap agreements with Goldman Sachs Capital Markets L.P. The Company designated these transactions as hedges of the Company's cash flow risk associated with the Term Loan. The first agreement, which terminated on December 22, 2005, was for a notional amount of $172.8 million and called for the Company to receive floating rate payments based on the notional amount times a rate equal to three-month LIBOR in exchange for paying a fixed rate based on the notional amount times 3.029%. The interest rate swap was effective December 22, 2004, the date of closing of the Term Loan and terminated on December 22, 2005. The three-month LIBOR reset on dates that coincided with the reset dates for the variable interest rate of the Term Loan. The second agreement is for a notional amount of $86 million and calls for the Company to receive the floating rate payments based on the notional amount times a rate equal to three-month LIBOR in exchange for paying a fixed rate based on the notional amount times 3.853%. The agreement became effective on December 22, 2005 and will terminate December 22, 2007. During 2005, the Company entered into another interest rate swap agreement. This agreement is for a notional amount of $12 million and calls for the Company to receive the floating rate payments based on the notional amount times a rate equal to three-month LIBOR in exchange for paying a fixed rate based on the notional amount times 4.54%.

          In December 2004, Buckeye terminated an interest rate swap agreement associated with the 4.625% Notes due June 15, 2013 and received proceeds of $2.0 million. In accordance with FASB Statement No. 133—"Accounting for Derivative Instruments and Hedging Activities", Buckeye has deferred the $2.0 million gain as an adjustment to the fair value of the hedged portion of its debt and is amortizing the gain as a reduction of interest expense over the remaining term of the hedged debt. Interest expense was reduced by $59 thousand during each of the first quarters of 2005 and 2006, related to the amortization of the gain on the interest rate swap.

5. EARNINGS PER UNIT

          In connection with its formation, the Company issued 14,595 general partnership units ("GP Units") and 145,935,405 limited partnership A Units ("A Units") to Carlyle/Riverstone and certain members of senior management of Buckeye GP for $1.00 per unit. The Company also issued 16,216,668 limited partnership B Units ("B Units") to certain members of senior management.

          Distributions are paid on the B Units only after the holders of the A Units and GP Units have been distributed sufficient cash to recover their entire investment along with a cumulative annual return of 9% compounded from May 4, 2004 to the date of payment. Thus, the B Units are subordinate to the A Units and the GP Units.

          The Company has determined that, under EITF Issue No. 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share," a two-class method of computing earnings per unit is required. According to the EITF Issue No. 03-6, the Company's A Units and GP Units are considered to be participating securities requiring the use of the two-class method for the computation of basic and diluted earnings per unit. The two-class computation method for each period reflects the cash distributions (or dividends) paid per unit for each class of stock, plus the amount of allocated undistributed earnings per unit computed using the participation percentage which reflects this change. The A Units and GP Units are considered to be participating securities as they are entitled to receive a distribution yield in excess of the B Units.

          As of March 31, 2006, the holders of the A Units and the GP Units had received neither the return of their initial investment nor the 9% cumulative return. As a result, basic and diluted earnings per unit, and any distributions for the three months ended March 31, 2005 and 2006 are based on 145,950,340 units consisting of 145,935,405 of A Units and 14,935 of GP Units.

          For the three months ended March 31, 2005 and 2006, there were no other securities, other than the B Units, with a potentially dilutive effect on the Company's earnings. As a result, basic earnings per unit and diluted earnings per unit were equal.

6. UNIT-BASED COMPENSATION

          Prior to January 1, 2006, the Company accounted for its unit-based compensation plans using the recognition and measurement provisions of Accounting Principles Board Opinion No. 25 ("APB No. 25"), and related Interpretations, as permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS No. 148"). Effective January 1, 2006, the Company adopted the fair value measurement and recognition provisions of Statement of Financial Accounting Standards 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), for both of its unit option plans using the modified prospective basis transition method.

          The Company currently has two unit-based compensation plans.

  Option Plan

          Buckeye has a Unit Option and Distribution Equivalent Plan (the "Option Plan"). This plan grants options to purchase limited partner units ("LP units") at 100% of the market price of the LP units on the date of grant. Generally the options vest three years from the date of grant and expire ten years from date of grant. Buckeye recognizes compensation expense for awards granted on or after January 1, 2006 at the grant-date fair value reduced by estimated forfeitures on a straight-line basis over the requisite service period. The impact of adopting the accounting provisions of SFAS No. 123R for this plan is immaterial to the condensed consolidated financial statements.

  Unit Compensation Plan

          The Company has a Unit Compensation Plan utilizing the B units. On May 4, 2004, the Company issued 16,216,668 B units to certain members of senior management for no consideration. As discussed in Note 5, the B Units, are currently subordinate to the A Units. One half, or 8,108,334, of the B Units ("Time Based B Units") vest ratably over five years. The remaining, or 8,108,334, B units ("Performance Based B Units) vest over five years only if certain performance targets based on the incentive compensation received by the Company from Buckeye are met. The performance targets are based on annual periods ending on each of June 30, 2005 to 2009. The performance targets are cumulative, in that shortfalls or excess in one period can be made up or carried over in subsequent periods.

          The Company recorded no compensation expense for Time Based B Units for the three month periods ending March 31, 2005 and 2006. Although May 4, 2004 represented the measurement date for the Time Based B Units (the date both the number of units available for purchase and the purchase price (zero) were known), there was a nominal fair value for these units to charge to earnings. Under the modified prospective transition method permitted by SFAS No. 123R, compensation expense for the Time Based B Units subsequent to January 1, 2006 is measured based on the nominal fair value established at the grant date.

          Prior to January 1, 2006 the Company recognized deferred compensation for the Performance Based B Units when it was probable that the performance target specified in the Company's partnership agreement would be met. Such deferred compensation was recorded over the respective service periods of the performance targets until December 31, 2005. Compensation expense for the Performance Based B Units of $1.2 million was recorded in general and administrative expenses in the condensed consolidated statements of income for the three months ending March 31, 2005. Under the modified prospective transition method permitted by SFAS No. 123R, compensation expense for the Performance Based B Units subsequent to January 1, 2006 is measured based on the nominal fair value established at the grant date. Accordingly, there was a nominal amount charged to earnings for the three months ended March 31, 2006.

          At March 31, 2006 there were 16,216,668 of B Units outstanding, of which 2,837,917 Time Based B Units were vested and 1,621,667 of Performance Based B Units were vested.

          The aggregate intrinsic value of vested B Units was approximately $8.9 million at March 31, 2006. Intrinsic value is determined by calculating the difference between the fair value of the B Units on March 31, 2006 and the exercise price (which is zero), multiplied by the number of vested B Units. At March 31, 2006, there were no additional B units available for grant in connection with the Unit Compensation Plan.

7. PENSIONS AND OTHER POSTRETIREMENT BENEFITS

          Services Company sponsors a retirement income guaranty plan (a defined benefit plan) which generally guarantees employees hired before January 1, 1986 a retirement benefit at least equal to the benefit they would have received under a previously terminated defined benefit plan ("Pension Benefits"). Services Company's policy is to fund amounts necessary to at least meet the minimum funding requirements under ERISA.

          Services Company also provides postretirement health care and life insurance benefits to certain of its retirees ("Postretirement Benefits"). To be eligible for these retirement benefits, an employee must have been hired prior to January 1, 1991 with respect to health care benefits and January 1, 2002 with respect to life insurance benefits, and the employee must satisfy certain service requirements. Services Company does not pre-fund these postretirement benefit obligations.

          For the three months ended March 31, 2005 and 2006, the components of the net periodic benefit cost recognized by the Company for Services Company's retirement income guarantee plan and postretirement health care and life insurance plan were as follows:

	Pension Benefits		Postretirement Benefits
	2005	2006	2005	2006
	(In thousands)
Components of net periodic benefit cost
Service cost	$203	$282	$205	$225
Interest cost	208	285	689	725
Expected return on plan assets	(154)	(212)	—	—
Amortization of prior service benefit	(94)	(112)	(87)	(125)
Amortization of unrecognized losses	167	195	144	275

Net periodic benefit cost	$330	$438	$951	$1,100

          The Company previously disclosed in its financial statements for the year ended December 31, 2005 that a minimum funding contribution was not required to be made during 2006.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

          The Company uses the following methods and assumptions in estimating fair value disclosures for financial instruments:

          At March 31, 2006, cash and cash equivalents, accounts receivable, construction and pipeline relocation receivables, prepaid and other current assets, restricted cash, and all current liabilities are reported in the consolidated balance sheet at amounts which approximate fair value due to the relatively short period to maturity of these financial instruments.

          The fair value of the Company's debt is estimated to be $1.1 billion as of March 31, 2006. The value was calculated using interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities and approximate market values on the respective dates.

          During the first quarter of 2006, the Company had no ineffectiveness with respect to its cash flow hedges and, accordingly, no change in the fair value of the hedge has been reflected in net income. At March 31, 2006, the fair value of the interest rate swaps was a non-current asset of $2,014,000. The change in fair value has been reflected as non-current assets in the consolidated balance sheet, with the net change reflected in other comprehensive income.

          During the first quarter of 2006, the Company had no ineffectiveness with respect to its fair value hedge. Changes in the fair value of the Company's interest rate cap have been reflected in net income. At March 31, 2006, the value of the interest rate cap was $190,000. Interest expense was reduced by $36,000 for the three months ended March 31, 2005 and by $94,000 for the three months ended March 31, 2006 due to changes in the value of the interest rate cap.

9. SEGMENT INFORMATION

          Based on the financial information provided to senior management, the Company has determined that its operations are appropriately presented in three reportable operating segments: Pipeline Operations, Terminalling and Storage and Other Operations. The Company also has certain consolidated-level assets, principally consisting of goodwill, which are not allocable to the individual reporting segments because they are not used by the chief operating decision maker to make operating decisions or to allocate resources. The Company has allocated approximately $11.4 million of goodwill to the Terminalling and Storage Segment. The Company's reportable operating segments consist of the following:

Pipeline Operations:

          The Pipeline Operations segment receives petroleum products including gasoline, jet and diesel fuel and other distillates from refineries, connecting pipelines, bulk and marine terminals and transports these products to other locations for a tariff charge. This segment owns and operates approximately 5,350 miles of pipelines in the following states: California, Colorado, Connecticut, Florida, Illinois, Indiana, Kansas, Massachusetts, Michigan, Missouri, New Jersey, Nevada, New York, Ohio, Pennsylvania and Tennessee. This segment also includes the operations of Buckeye NGL.

Terminalling and Storage:

          The Terminalling and Storage segment provides bulk storage and terminal throughput services. This segment owns and operates 45 terminals that have the capacity to store an aggregate of approximately 17.6 million barrels of refined petroleum products. The terminals are located in Indiana, Illinois, Massachusetts, Michigan, Missouri, New York, Ohio and Pennsylvania.

Other Operations:

          The Other Operations segment consists primarily of Buckeye's contract operation of third-party pipelines, which are owned primarily by major petrochemical companies and are located in Texas. This segment also performs pipeline construction management services, typically for cost plus a fixed fee, for these same customers. The Other Operations segment also includes Buckeye's ownership and operation of interests in two petrochemical pipelines.

          Financial information about each segment is presented below. Each segment uses the same accounting policies as those used in the preparation of the Company's condensed consolidated financial statements. All inter-segment revenues, operating income and assets have been eliminated. All periods are presented on a consistent basis.

	Three Months Ended March 31,
	2005	2006
	(In thousands)
Revenue:
Pipeline Operations	$73,272	$81,867
Terminalling and Storage	17,139	18,168
Other Operations	5,478	5,710

Total	$95,889	$105,745

Operating income:
Pipeline Operations	$27,819	$30,735
Terminalling and Storage	7,749	7,511
Other Operations	560	1,219

Total	$36,128	$39,465

Depreciation and amortization:
Pipeline Operations	$6,152	$7,610
Terminalling and Storage	954	1,104
Other Operations	325	390

Total	$7,431	$9,104

Capital expenditures:
Pipeline Operations	$21,372	$14,183
Terminalling and Storage	—	3,940
Other Operations	86	112
Consolidating-level	—	93

Total	$21,458	$18,328

Acquisitions:
Pipeline Operations	$—	$79,286
Terminalling and Storage	—	13,504
Other Operations	—	—

Total	$—	$92,790

March 31, 2006
(In thousands)
*Assets:
Pipeline Operations	$1,566,050
Terminalling and Storage	299,392
Other Operations	58,114
Consolidating-level	223,460

Total	$2,147,016

*
All equity investments are included in the assets of Pipeline Operations.

10. RECENT ACCOUNTING PRONOUNCEMENTS

          In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R which requires that compensation costs related to share-based payment transactions be recognized in the Company's financial statements and effectively eliminates the intrinsic value method permitted by APB No. 25. SFAS No. 123R became effective for the Company on January 1, 2006. The Company adopted SFAS No. 123R using the modified prospective method, as permitted under the Statement. The impact of adoption of SFAS No. 123R is described in Note 6.

          On June 30, 2005, FERC issued an Order on Accounting for Pipeline Assessment Costs (the "Order") to address what had been diverse practice by FERC-regulated pipeline companies (including natural gas pipelines and petroleum product pipelines like Buckeye) and to enhance comparability of financial statements filed with FERC. The Order, which became effective on January 1, 2006, requires companies to record certain costs related to pipeline integrity programs as capital and other costs as operating expenses in financial reports filed with FERC. Buckeye has disclosed that its practice is to capitalize integrity management expenditures when such expenditures improve or extend the life of the pipeline or related assets. Other integrity management costs are expensed as incurred. Buckeye's practice in this regard relates to pipeline internal inspection activities, which generally consist of the use of electronic devices placed in the pipeline to test for and measure anomalies in the pipeline. Prior to January 1, 2006, Buckeye's practice was to capitalize such costs the first time such internal inspections were performed because they were part of a program designed to upgrade and improve Buckeye's overall pipeline system. Subsequent internal pipeline inspection activities were expensed as maintenance and repairs. Buckeye followed the practice for generally accepted accounting principles and periodic regulatory reports to FERC.

          Buckeye adopted the Order effective January 1, 2006 for generally accepted accounting principles as well as regulatory purposes. The effect of adopting of the Order for generally accepted accounting principles purposes as well as regulatory purposes was not material to the Company's financial statements, principally because Buckeye had completed the majority of its initial pipeline internal inspection activities as of January 1, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Buckeye GP Holdings L.P.

          We have audited the accompanying balance sheet of Buckeye GP Holdings L.P. (the "Partnership") as of June 30, 2006. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Partnership as of June 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Philadelphia, PA
July 3, 2006

BUCKEYE GP HOLDINGS L.P.

BALANCE SHEET

JUNE 30, 2006

Assets	$—

Partners Equity:
Limited partners equity	$999.90
General partners equity	0.10
Receivable from partners	$(1,000.00)

Total partners' equity	$—

See Notes to the Balance Sheet.

BUCKEYE GP HOLDINGS L.P.

NOTES TO THE BALANCE SHEET

1. ORGANIZATION AND OPERATIONS

          Buckeye GP Holdings L.P. ("Buckeye GP Holdings") is a Delaware limited partnership formed on June 15, 2006 in order to facilitate a proposed reorganization of MainLine L.P. and its affiliates.

          Concurrent with the formation, MainLine Management LLC, as general partner, committed to contribute $0.10, and the limited partners of MainLine L.P., committed to contribute $999.90 to Buckeye GP Holdings. These contributions receivable are reflected as a reduction to equity in accordance with accounting principles generally accepted in the United States of America. Buckeye GP Holdings expects to receive payment on the contributions receivable during the third quarter of 2006. The accompanying financial statement reflects the financial position of Buckeye GP Holdings immediately subsequent to its initial capitalization.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

          The preparation of Buckeye GP Holding's financial statement in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions. These estimates and assumptions, which may differ from actual results, will affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
MainLine Management LLC

          We have audited the accompanying consolidated balance sheets of MainLine Management LLC and subsidiaries (the "Company") as of December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, such balance sheets present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Philadelphia, PA
April 20, 2006

MAINLINE MANAGEMENT LLC

CONSOLIDATED BALANCE SHEETS

(In Thousands)

		December 31,
	Notes	2004	2005
ASSETS
Current assets:
Cash and cash equivalents	2	$21,352	$28,984
Trade receivables	2	32,498	38,864
Construction and pipeline relocation receivables		9,362	10,571
Inventories	2	10,451	12,997
Prepaid and other current assets	7	17,927	12,325

Total current assets		91,590	103,741
Property, plant and equipment, net	8	1,335,082	1,587,741
Restricted cash	2	1,956	5,117
Goodwill	2, 6	234,644	234,603
Other non-current assets	9	84,486	109,630

Total assets		$1,747,758	$2,040,832

LIABILITIES AND OWNER'S EQUITY
Current liabilities:
Current portion of long-term debt	11	$7,422	$7,811
Accounts payable		17,079	18,648
Accrued and other current liabilities	10	48,650	48,824

Total current liabilities		73,151	75,283
Long-term debt	11	1,007,803	1,096,849
Other non-current liabilities	12	50,546	76,536
Non-controlling interest.	2	616,251	792,157

Total liabilities		$1,747,751	$2,040,825

Commitments and contingent liabilities		—	—
Owner's equity		7	7

Total owner's equity		7	7

Total liabilities and owner's equity		$1,747,758	$2,040,832

See Notes to consolidated balance sheets.

MAINLINE MANAGEMENT LLC

NOTES TO CONSOLIDATED BALANCE SHEETS

1. ORGANIZATION

          MainLine Management LLC ("MainLine" or the "Company") is a limited liability company organized February 24, 2004 under the laws of the state of Delaware to serve as the general partner of MainLine L.P. and manage its operations. The Company commenced operations on May 4, 2004. The Company is owned by affiliates of Carlyle/Riverstone Global Energy and Power Fund II, L.P. ("Carlyle/Riverstone").

          MainLine L.P. owns 100% of MainLine Sub LLC, which owns 100% of Buckeye GP LLC. Buckeye GP LLC is the general partner of Buckeye Partners, LP ("Buckeye"). Buckeye is a publicly-traded, (NYSE:BPL) master limited partnership organized in 1986 under the laws of the state of Delaware. MainLine L.P. is owned by affiliates of Carlyle/Riverstone and certain members of Buckeye GP LLC's senior management. MainLine L.P.'s primary business is the management of Buckeye. At December 31, 2005, MainLine L.P. owned an approximate 2% overall general partner interest in Buckeye and its operating subsidiaries.

          On May 4, 2004, MainLine L.P. purchased all of the membership interests of Glenmoor LLC ("Glenmoor" or the "Predecessor"), a Delaware limited liability company, for $235.0 million (see Note 3). Until its acquisition by MainLine L.P., Glenmoor was owned primarily by certain directors and members of senior management of the prior general partner of Buckeye and by trusts for the benefit of their children. Glenmoor owned 100% of Buckeye Management Company ("BMC") which owned 100% of Buckeye Pipe Line Company LLC (the "Prior General Partner").

          The Prior General Partner served as the general partner of Buckeye until December 15, 2004 when as part of a restructuring of Buckeye's general partner organization (the "GP Restructuring"), the Prior General Partner transferred its general partner interests, except for its right to receive incentive compensation payments from Buckeye, to Buckeye GP LLC.

          All of the employees who provide services to MainLine L.P. and its subsidiaries and Buckeye and its subsidiaries are paid and employed by Buckeye Pipeline Services Company ("Services Company"). Pursuant to a service agreement, Services Company is reimbursed by MainLine L.P. or Buckeye for the cost of these employees. Services Company is owned by an employee stock ownership plan (the "ESOP"). The ESOP owns approximately a 6% equity interest in Buckeye at December 31, 2005. The services agreement extends until all payments due under the ESOP's 3.60% Senior Secured Notes are satisfied, which is currently scheduled to occur in March 2011.

Description of the Business

          At December 31, 2005, the Company had no operating assets other than its general partner ownership interest in MainLine L.P. MainLine L.P. has no operating assets other than its ownership interest in Buckeye and its operating subsidiaries. Buckeye's principal line of business is the transportation, terminalling and storage of petroleum products in the United States for major integrated oil companies, large refined product marketing companies and major end users of petroleum products on a fee basis through facilities owned and operated by Buckeye. Buckeye also operates pipelines owned by third parties under contracts with major integrated oil and chemical companies, and performs certain construction activities, generally for the owners of these third-party pipelines.

          As of December 31, 2005, Buckeye conducted all of its operations through subsidiary entities. These operating subsidiaries are Buckeye Pipe Line Company, L.P. ("Buckeye Pipe Line"), Laurel

Pipe Line Company, L.P. ("Laurel"), Everglades Pipe Line Company, L.P. ("Everglades"), Buckeye Pipe Line Holdings, L.P. ("BPH"), Wood River Pipe Lines LLC ("Wood River") and Buckeye Pipe Line Transportation LLC ("BPL Transportation"). These entities are hereinafter referred to as the "Operating Subsidiaries." Buckeye owns an approximate 99% ownership interest in each Operating Subsidiary except Wood River and BPL Transportation, in which it owns a 100% interest. BPH owns directly, or indirectly, a 100% interest in each of Buckeye Terminals, LLC ("BT"), Norco Pipe Line Company, LLC ("Norco"), Buckeye Gulf Coast Pipe Lines, L.P. ("BGC") and WesPac Pipelines — Reno LLC ("Reno"). BPH also owns a 75% interest in WesPac Pipelines — Memphis LLC, a 50% interest in WesPac Pipelines — San Diego LLC (collectively known as "WesPac"), an approximate 25% interest in West Shore Pipe Line Company ("West Shore"), a 20% interest in West Texas LPG Pipeline Limited Partnership ("WTP") and a 40% interest in Muskegon Pipeline LLC ("Muskegon"). Subsidiaries of BGC also own approximately 63% of two partnerships which own a crude butadiene pipeline between Deer Park, Texas and Port Arthur, Texas that was completed in March 2003 (the "Sabina Pipeline").

          Buckeye Pipe Line is one of the largest independent pipeline common carriers of refined petroleum products in the United States, with 2,643 miles of pipeline serving 8 states. Laurel owns a 345-mile common carrier refined products pipeline located principally in Pennsylvania. Norco owns a 422-mile refined products pipeline system located primarily in Illinois, Indiana and Ohio. Everglades owns a 37-mile refined products pipeline in Florida. Wood River owns six refined petroleum products pipelines with aggregate mileage of approximately 925 miles located in the midwestern United States. BPL Transportation owns a refined petroleum products pipeline system with mileage of approximately 478 miles. BPH and its subsidiaries provide bulk storage and terminalling services through facilities with an aggregate capacity of 16.6 million barrels of refined petroleum products. Reno provides pipeline transportation service to Reno/Tahoe International Airport. WesPac provides pipeline transportation service to San Diego International Airport and is constructing an 11-mile pipeline and related terminalling and storage facilities at Memphis International Airport.

          The assets owned by Wood River and certain terminal assets owned by BPH were acquired from Shell Oil Products, U.S. ("Shell") on October 1, 2004 for approximately $517 million. BPL Transportation's assets and certain terminal assets owned by BPH were acquired from affiliates of ExxonMobil Corporation ("ExxonMobil") on May 5, 2005 for a purchase price of $175 million (see Note 4).

          BGC is an owner and contract operator of pipelines owned by major chemical companies in the Gulf Coast area. During 2005, BGC purchased a 29-mile ammonia pipeline located near Freeport, Texas. BGC leases a 23-mile pipeline to a chemical company. In March 2003, BGC completed construction of the Sabina Pipeline. The Sabina Pipeline originates at a Shell Chemicals, L.P. facility in Deer Park, Texas and terminates at a chemical plant owned by Sabina Petrochemicals, LLC in Port Arthur, Texas. Subsidiaries of BGC hold an approximate 63% interest in the Sabina Pipeline. Two petrochemical companies own the remaining 37% minority interest. The Sabina Pipeline has entered into a long-term agreement with Sabina Petrochemicals LCC to provide pipeline transportation throughput services. Separately, BGC entered into an agreement to operate and maintain the Sabina Pipeline.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

          The consolidated balance sheet and the accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the U.S. Securities and Exchange Commission.

          At December 31, 2004 and 2005, the Company had a general partner ownership interest in MainLine L.P., which gives the Company control of MainLine L.P. and its consolidated entities. In June 2005, the Emerging Issues Task Force (the "EITF") of the Financial Accounting Standards Board (the "FASB") issued EITF Consensus 04-05 which requires general partners of a limited partnership to consolidate the limited partnership if the general partner is deemed to control the limited partnership. Using criteria established in EITF Consensus 04-05, the Company has determined that consolidation of MainLine L.P. into the financial position of the Company is appropriate for all periods presented.

          MainLine L.P., through its general partner relationship with Buckeye, controls the management and operations of that entity and consolidates Buckeye within its financial position. MainLine L.P. has determined that Services Company is a variable interest entity ("VIE") under the provisions of FASB Interpretation No. 46R — Consolidation of Variable Interest Entities ("FIN No. 46R"). Using criteria established in FIN No. 46R, MainLine L.P. has determined that Buckeye GP LLC is the primary beneficiary of Services Company, although 100% of the equity interest of Services Company is owned by the ESOP. Accordingly, as permitted by FIN No. 46R, Services Company has been consolidated in the financial position of MainLine L.P.

          All significant intercompany transactions have been eliminated in consolidation.

          Buckeye is subject to the Uniform System of Accounts for Pipeline Companies, as prescribed by the Federal Energy Regulatory Commission ("FERC"). Certain Operating Subsidiaries are subject to rate regulation as promulgated by FERC. Reports to FERC differ from the accompanying consolidated balance sheet, which have been prepared in accordance with generally accepted accounting principles in that such reports calculate depreciation over estimated useful lives of the assets as prescribed by FERC.

Use of Estimates

          The preparation of the Company's consolidated balance sheet in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions. These estimates and assumptions, which may differ from actual results, will affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet.

Non-Controlling Interest

          The consolidated balance sheet includes a non-controlling interest liability that reflects the portion of MainLine L.P. owned by its partners other than the Company and the proportion of Buckeye owned by its partners other than MainLine L.P.

Cash and Cash Equivalents

          All highly liquid debt instruments purchased with an original maturity of three months or less are classified as cash equivalents.

Restricted Cash

          MainLine L.P. is required to maintain a debt service reserve account consisting of cash equivalents for the benefit of the holders of its $180 million Senior Secured Credit Facility (see Note 11).

Trade Receivables and Concentration of Credit Risk

          Trade receivables represent valid claims against non-affiliated customers. Buckeye has a concentration of trade receivables due from major integrated oil companies, major petroleum refiners, major petrochemical companies, large regional marketing companies and large commercial airlines. These concentrations of customers may affect overall credit risk in that the customers may be similarly affected by changes in economic, regulatory or other factors. Buckeye's customer base was approximately 160 in 2005. Buckeye manages its credit risk through a credit approval process. For certain customers, prepayments are required. Buckeye does not maintain an allowance for doubtful accounts due to its favorable collections experience. At December 31, 2004 and 2005, Shell had amounts outstanding of 19% and 17% of consolidated trade receivables.

Inventories

          Inventories, consisting of materials and supplies such as: pipe, valves, pumps, electrical/electronic components, drag reducing agent and other miscellaneous items are carried at the lower of cost or market based on the first-in, first-out method.

Property, Plant and Equipment

          Property, plant and equipment consist primarily of pipeline and related transportation facilities and equipment. For financial reporting purposes, depreciation on pipe assets is calculated using the straight-line method over the estimated useful life of 50 years. Other plant and equipment is depreciated on a straight-line basis over an estimated life of 4 to 50 years. Additions and betterments are capitalized and maintenance and repairs are charged to income as incurred. Generally, upon normal retirement or replacement, the cost of property (less salvage) is charged to the depreciation reserve, which has no effect on income.

          The following table represents the depreciation life for the major components of the Company's assets:

Life in Years
Right of way	50
Line pipe and fittings	50
Buildings	50
Pumping equipment	50
Oil tanks	50
Office furniture and equipment	4-18
Vehicles and other work equipment	11
Servers and software	5

Asset Retirement Obligations

          The Company accounts for asset retirement obligations in accordance with Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" ("SFAS No. 143") as amended by FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47") which was effective December 31, 2005. SFAS No. 143 requires that the fair value of a liability related to the retirement of long-lived assets be recorded at the time a legal obligation is incurred. FIN 47 clarifies the term conditional asset retirement obligation as used in SFAS No. 143 as a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. Once an asset retirement obligation is identified and a liability is recorded, a corresponding asset is recorded at that time which is then depreciated over the remaining useful life of the asset. After the initial measurement, the obligation is periodically adjusted to reflect changes in the asset retirement obligation's fair value. If and when it is determined that a legal obligation has been incurred, the fair value of any liability is determined based on estimates and assumptions related to retirement costs, future inflation rates and credit-adjusted risk-free interest rates.

          The Company's operating assets generally consist of underground petroleum products pipelines installed along rights-of-way acquired from land owners and related above-ground facilities that are owned by Buckeye's Operating Subsidiaries. The Company is unable to predict if and when the pipelines, which generally serve high-population and high-demand markets, would become completely obsolete and require decommissioning. Further, the rights-of-way agreements typically do not require the dismantling and removal of the pipelines and reclamation of the rights-of-way upon permanent removal of the pipelines from service. Accordingly, the Company has recorded no liability, or corresponding asset, in conjunction with the adoption of SFAS No. 143 and FIN 47 because the future dismantlement and removal dates of the Buckeye's assets, and the amount of any associated costs is indeterminable.

Goodwill

          Goodwill is tested for impairment at the reporting unit level annually on January 1 for potential impairment based on the carrying value of the reporting unit compared to its fair value.

Long-Lived Assets

          The Company regularly assesses the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses recoverability based on estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposal. The measurement of an impairment loss is based on the difference between the carrying amount and fair value of the assets.

Debt Issuance Costs

          Costs incurred for debt borrowings are capitalized as paid and amortized over the life of the associated debt instrument. When debt is retired before its scheduled maturity date, any remaining issuance costs associated with that debt are expensed.

Fair Value and Hedging Activities

          The Company accounts for hedging activities in accordance with Statement of Financial Accounting Standards No. 133 "Accounting for Financial Instruments and Hedging Activities" ("SFAS No. 133"), Statement of Financial Accounting Standards No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133" and Statement of Financial Accounting Standards No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." These statements establish accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet at fair value as either assets or liabilities.

          The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and its resulting designation, which is established at the inception of the derivative instrument. SFAS No. 133 provides for a short-cut method which permits the Company to assume no hedge ineffectiveness with respect to the hedged financial instrument.

          During 2004, the MainLine L.P. entered into three derivative transactions associated with its debt agreements. One of these transactions was not designated as a hedge while the other two transactions were designated as hedges of variations in cash flows related to its $180 million Senior Secured Credit Facility. During 2005, MainLine L.P. entered into another derivative transaction associated with its debt agreement which was designated as a hedge of variations in cash flows (see Note 11).

          In 2003, Buckeye entered into an interest rate swap contract with a financial institution (see Note 11). Buckeye designated the swap as a fair value hedge at the inception of the contract and utilized the short-cut method provided for in SFAS No. 133. The interest rate swap was terminated on December 8, 2004.

          By entering into interest rate swap transactions, the Company becomes exposed to both credit risk and market risk. Credit risk occurs when the value of the swap transaction is positive, and the Company is subject to the risk that the counterparty will fail to perform under the terms of the contract. The Company is subject to market risk with respect to changes in value of the swap. The Company manages its credit risk by only entering into swap transactions with major financial institutions with investment-grade credit ratings. The Company manages its market risk by associating each swap transaction with an existing debt obligation. The practice is to have the Board of Directors of MainLine L.P. or Buckeye GP LLC, as appropriate, approve each swap transaction. Changes in fair value associated with the derivative instruments designated as cash flow hedges are reflected in other comprehensive income.

Capitalization of Interest

          Interest on borrowed funds is capitalized on projects during construction based on the approximate average interest rate of debt.

Income Taxes

          Except as noted below, for Federal and state income tax purposes, the Company, MainLine L.P. and its subsidiaries and Buckeye and the Operating Subsidiaries are not taxable entities. Accordingly, the taxable income or loss of the Company is includable in the Federal and state income tax returns of the individual partners. The aggregate basis of the Company's net assets for financial and tax reporting purposes immaterially differ. The aggregate difference in the basis of MainLine L.P. and Buckeye's net assets for financial and tax reporting purposes cannot be readily determined because information regarding each partners' tax attributes is not available to MainLine L.P. and Buckeye.

          Effective August 1, 2004, BGC elected to be treated as a taxable corporation for Federal income tax purposes. Accordingly, BGC has recognized deferred tax assets and liabilities for temporary differences between the amounts of assets and liabilities measured for financial reporting purposes and the amounts measured for Federal income tax purposes. Changes in tax legislation are included in the relevant computations in the period in which such changes are effective. Deferred tax assets are reduced by a valuation allowance when the amount of any tax benefit is not expected to be realized.

          Effective January 1, 1999, Services Company elected to be treated as a Subchapter S corporation for Federal and state income tax purposes. Services Company is generally not a taxable entity for Federal and state income taxes. Rather, Services Company's income or loss is includable in the Federal and state income tax returns of its shareholder, the ESOP. As a result of this election, Services Company became liable for Federal and state income taxes on any gains realized on the sale of any Buckeye LP units through December 31, 2008 up to the difference between the market value and tax basis of the Buckeye LP units held by Services Company on January 1, 1999. At December 31, 2004 and 2005, Services Company had unrealized built-in gains associated with this election of approximately $22.6 million and $22.3 million, respectively.

Environmental Expenditures

          Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or clean-ups are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with Buckeye's commitment to a formal plan of action.

          Accrued environmental remediation related expenses include direct costs of remediation and indirect costs related to the remediation effort, such as compensation and benefits for employees directly involved in the remediation activities and fees paid to outside engineering, consulting and law firms. Buckeye maintains insurance which may cover certain environmental expenditures.

Pensions

          Services Company sponsors a defined contribution plan, a defined benefit plan and defined contribution plan for certain hourly employees under a union agreement (see Note 13). Service Company also sponsors the ESOP that provides retirement benefits to certain regular full-time employees (see Note 15).

Postretirement Benefits Other Than Pensions

          Services Company provides postretirement health care and life insurance benefits for certain of its retirees. Certain other retired employees are covered by a health and welfare plan under a union agreement (see Note 13).

Unit Option and Distribution Equivalent Plan

          In 2005, Buckeye accounted for transactions in its Unit Option and Distribution Equivalent Plan in accordance with Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation," ("SFAS No. 123"), which requires expanded disclosures of stock-based compensation arrangements with employees. SFAS No. 123 encourages, but does not require, compensation cost to be measured based on the fair value of the equity instrument awarded. SFAS No. 123 allowed Buckeye to measure compensation cost for these plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25").

Recent Accounting Pronouncements

          In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (Revised 2004) "Share-Based Payment" ("SFAS No. 123R") which requires that compensation costs related to share-based payment transactions be recognized in the Company's financial statements and effectively eliminates the intrinsic value method permitted by APB No. 25. The Company has adopted SFAS No. 123R effective January 1, 2006 using the modified prospective method, as permitted under the Statement. The adoption of SFAS No. 123R did not have a material effect on the Company's financial statements.

          In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29" ("SFAS No. 153") which addresses the measurement of exchanges of nonmonetary assets. It eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph

21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions", and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

          In March 2005, the FASB issued FIN 47, which clarifies the term conditional asset retirement obligation as used in SFAS No. 143 as a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. This interpretation became effective for the Company in the fiscal quarter ended December 31, 2005. The adoption of FIN 47 did not have a material effect on the Company's consolidated financial statements.

          In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections" ("SFAS No. 154"). SFAS No. 154 provides guidance on the accounting for and reporting of changes in accounting principles, estimates, and error corrections. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

          On June 30, 2005, FERC issued an Order on Accounting for Pipeline Assessment Costs (the "Order") to address what has been diverse practice by FERC-regulated pipeline companies (including natural gas pipelines and petroleum product pipelines like Buckeye) and to enhance comparability of financial statements filed with FERC. The Order, which became effective on January 1, 2006, requires companies to record certain costs related to pipeline integrity programs as capital and other costs as operating expenses in financial reports filed with FERC. Buckeye has disclosed that its practice is to capitalize integrity management expenditures when such expenditures improve or extend the life of the pipeline or related assets. Other integrity management costs are expensed as incurred. Buckeye's practice in this regard relates to pipeline internal inspection activities, which generally consist of the use of electronic devices placed in the pipeline to test for and measure anomalies in the pipeline. Prior to January 1, 2006, Buckeye's practice was to capitalize such costs the first time such internal inspections were performed because they were part of a program designed to upgrade and improve Buckeye's overall pipeline system. Subsequent internal pipeline inspection activities were expensed as maintenance and repairs. Buckeye followed the practice for generally accepted accounting principles and periodic regulatory reports to FERC.

          Buckeye has determined that, effective January 1, 2006, it would adopt the requirements of the Order for generally accepted accounting principles purposes as well as regulatory purposes. The Company does not expect the adoption of the Order for generally accepted accounting principles purposes to have a material effect on the Company's financial statements, principally because Buckeye had completed the majority of its initial pipeline internal inspection activities as of January 1, 2006.

3. BUSINESS COMBINATION

          As discussed in Note 1, MainLine L.P. completed the acquisition of 100% of the member interests of the Predecessor on May 4, 2004 for a purchase price of $235.0 million adjusted for $9.0 million for certain working capital amounts. The acquisition was funded by $145.9 million of equity contributed by Carlyle/Riverstone and the management limited partners and a $100.0 million

Senior Secured Credit Facility from a consortium of financial institutions. The acquisition was accounted for using the purchase method of accounting.

          The fair value of assets acquired, net of liabilities assumed is as follows (in thousands):

Receivables	$3,993
Other current assets	8,958
Investment in Buckeye's 2% general partner interest	242,793
Other assets	4,620
Payables and accrued liabilities	(16,334)

Total purchase price	$244,030

          Fair values for assets acquired were determined by the Company. The Company allocated the fair value of its $242.8 million investment in Buckeye's 2% general partner interest using a combination of appraised and market-based values. The allocation of the investment in Buckeye was ascribed to the underlying net assets of Buckeye as follows (in thousands):

Receivables	$548
Other current assets	753
Property, plant and equipment	27,244
Goodwill	223,516
Other assets	1,431
Current liabilities	(832)
Debt	(8,951)
Other liabilities	(916)

Total investment in Buckeye's general partner interest	$242,793

          MainLine L.P. purchased the general partner interests at a value which created goodwill because it believes that the stable cash flows produced by Buckeye combined with industry acquisition opportunities create an attractive opportunity to generate and increase cash flows. MainLine L.P. believes that the $223.5 million of goodwill will be deductible by its partners on their tax returns. MainLine L.P. allocated the goodwill to the individual reporting units to which the goodwill relates (see note 6).

4. ACQUISITIONS AND EQUITY INVESTMENTS

          On May 5, 2005, Buckeye acquired a refined petroleum products pipeline system with mileage of approximately 478 miles and four petroleum products terminals with aggregate storage capacity of approximately 1.3 million barrels located in the northeastern United States ("Northeast Pipelines and Terminals") for a purchase price of $175 million from ExxonMobil.

          In connection with the closing of the Northeast Pipelines and Terminals transaction, Buckeye entered into throughput agreements with ExxonMobil in connection with each of the acquired petroleum products terminals. The throughput agreements have an initial term of five years and renew automatically for five successive three-year terms unless terminated by ExxonMobil. The agreements provide that Buckeye will reserve storage capacity at the terminals for ExxonMobil. The parties also agreed on the terminalling fees to be charged to ExxonMobil for volumes throughput at the terminals by ExxonMobil. The amount of storage capacity reserved for ExxonMobil is based initially on historical usage, and will adjust periodically based on ExxonMobil's actual usage.

          Buckeye's total cost of the assets acquired totaled $178.6 million, which consisted of the purchase price of $175 million, accrued environmental obligations of $2.3 million, and direct acquisition costs of $1.3 million. The allocated fair value, based on allocations by Buckeye, of the assets acquired is summarized as follows (in thousands):

Material and supplies inventory	$1,972
Prepaid expenses	288
Land	3,630
Rights-of-way	14,079
Buildings and leasehold improvements	4,043
Machinery, equipment and office furnishings	154,633

Total	$178,645

          In connection with the acquisition of the Northeast Pipelines and Terminals, Buckeye determined that the transaction represented the acquisition of various assets, and not the acquisition of a business, as that term is defined in Statement of Financial Accounting Standards No. 141 — "Business Combinations". Accordingly, Buckeye allocated the cost of the assets acquired using estimated fair values. Buckeye determined that substantially all of the value of the purchase price was related to the physical assets acquired, which are generally depreciated over 50 years. Adjustments to the liability for environmental obligations established in conjunction with the purchase will result in increases or decreases in net income by the amounts of any such adjustments. Management continues to evaluate on an ongoing basis the amounts required for environmental obligations.

          On December 20, 2005, Buckeye acquired a terminal and related assets (including certain railroad offloading facilities) located in Taylor, Michigan from Atlas Oil Company ("Atlas") for $20 million. In connection with the acquisition, Buckeye entered into a throughput agreement and an office space lease with affiliates of Atlas. Buckeye has, on a preliminary basis, allocated the purchase cost to the tangible terminal assets acquired. Buckeye is in the process of determining the final allocation.

          Effective December 1, 2005, Buckeye acquired from affiliates of Marathon Oil Company an approximate 26-mile pipeline and a 40% interest in Muskegon Pipeline LLC ("Muskegon"). Muskegon owns an approximately 170-mile pipeline which extends from Griffith, Indiana to Muskegon, Michigan. The pipeline and the interest in Muskegon (collectively, the "Pipeline Interests") were acquired in exchange for consideration that included capacity lease agreements (with purchase options) related to one of Buckeye's pipelines and a terminal. Buckeye has recorded the Pipeline Interests (and the corresponding obligations) at their estimated fair values of $20.1 million, with $4.8 million allocated to the 26-mile pipeline and $15.3 million allocated to the 40% interest in Muskegon. In connection with the transaction, the parties also entered into throughput agreements related to certain of Buckeye's pipelines and terminals.

          Also in 2005, Buckeye acquired an approximately 29-mile ammonia pipeline located in Texas and, in a separate transaction, the remaining 25% membership interest in WesPac Pipelines — Reno LLC, a joint venture between a Buckeye subsidiary and Kealine Partners, for approximately

$3.5 million and $2.5 million, respectively. Buckeye also paid a deposit of $7.7 million in connection with the purchase of a natural gas liquids pipeline that closed in January 2006 (see Note 20).

          On October 1, 2004, Buckeye acquired from Shell five refined petroleum products pipelines with aggregate mileage of approximately 900 miles and 24 petroleum products terminals with aggregate storage capacity of approximately 9.3 million barrels located in the midwestern United States for a purchase price of approximately $517 million (the "Midwest Pipelines and Terminals"). All five of the refined petroleum products pipelines are interstate common carriers regulated by the FERC.

          In connection with the acquisition of the Midwest Pipelines and Terminals, Buckeye entered into a terminalling agreement and a transportation agreement with Shell, each with an initial term of three years. The terminalling and transportation agreements provide for a combined minimum revenue commitment from Shell averaging approximately $35.7 million per year for the initial three-year term following the closing of the acquisition.

          The terminalling agreement may be extended, at the option of Shell, for four, two-year periods with the committed revenues for subsequent years based upon the revenues produced by Shell's use of the terminals in the prior year. Both of these agreements provide that if an event occurs beyond the control of either Buckeye or Shell, Shell has the right to reduce its revenue commitments during the period of interruption. Through December 31, 2005, Shell has exceeded its minimum revenue commitment.

          As part of the acquisition of these assets, Shell agreed to retain liabilities and expenses related to active environmental remediation projects. In addition, Shell agreed to indemnify Buckeye for certain environmental liabilities arising from pre-closing conditions relating to the operation of the acquired pipelines, tank farms or terminals, so long as Buckeye provides notice of those conditions within two years of the closing of the acquisition. Shell's indemnification obligation is subject to a $250,000 per-claim deductible and a $29.3 million aggregate liability. Buckeye agreed to perform certain monitoring activities at its own expense associated with certain sites which are or could become subject to environmental remediation. Buckeye accrued as part of its purchase price approximately $4.9 million related to its obligation to monitor these sites.

          Buckeye's total cost of the assets acquired totaled $523.7 million, which consisted of the purchase price of $517 million, the accrued environmental monitoring costs of $4.9 million discussed above, plus direct acquisition costs of $1.8 million. The allocated fair value of assets acquired is summarized as follows (in thousands):

Material and supplies inventory	$1,014
Land	28,989
Rights-of-way	29,491
Buildings and leasehold improvements	13,586
Machinery, equipment and office furnishings	450,601

Total	$523,681

          In connection with the acquisition of the Midwest Pipelines and Terminals, Buckeye determined that the transaction represented the acquisition of various assets, and not the acquisition of a business, as that term is defined in Statement of Financial Accounting Standards No. 141  — "Business Combinations". Accordingly, Buckeye allocated the cost of the assets using appraised values. Buckeye determined that substantially all of the value of the purchase related to the physical assets acquired, which are generally depreciated over 50 years. Allocations of value to other assets or differently among the various physical assets could have resulted in different depreciation charges in future years for the assets acquired. Adjustments to the liability for environmental obligations established in conjunction with the purchase will result in increases or decreases in net income by the amounts of any such adjustments. Management continues to evaluate on an ongoing basis the amounts required for these obligations.

5. CONTINGENCIES

  Claims and Proceedings

          Buckeye and its Operating Subsidiaries in the ordinary course of business are involved in various claims and legal proceedings, some of which are covered by insurance. Buckeye is generally unable to predict the timing or outcome of these claims and proceedings. Based upon its evaluation of existing claims and proceedings and the probability of losses relating to such contingencies, Buckeye has accrued certain amounts relating to such claims and proceedings, none of which are considered material.

  Environmental Contingencies

          Expenditures, both capital and operating, relating to environmental matters are expected to continue due to Buckeye's commitment to maintaining high environmental standards and to increasingly strict environmental laws and government enforcement policies. Additional discussions regarding environmental expenditures and disclosures of amounts are contained in Notes 2 (Summary of significant accounting policies), 10 (Accrued and other current liabilities) and 12 (Other non-current liabilities).

6. GOODWILL AND INTANGIBLE ASSETS

          The Company applies Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets ("SFAS No. 142")," which establishes financial accounting and reporting guidance for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives.

          SFAS No. 142 requires that goodwill be tested for impairment at least annually utilizing a two-step methodology. The initial step requires the Company to determine the fair value of each of its reporting units and compare it to the carrying value, including goodwill, of such reporting unit. If the fair value exceeds the carrying value, no impairment loss is recognized. However, a carrying value that exceeds its fair value may be an indication of impaired goodwill. The amount, if any, of the impairment would then be measured and an impairment loss would be recognized. The Company's goodwill was $234,644,000 and $234,603,000 at December 31, 2004 and 2005, respectively, and was assigned to reporting units as follows:

	December 31,
	2004	2005
	(in thousands)
Pipeline Operations	$198,673	$198,632
Terminalling and Storage	22,789	22,789
Other Operations	13,182	13,182

	$234,644	$234,603

          The Company has determined that goodwill for each reporting unit was not impaired as of December 31, 2004 and 2005. In 2005, MainLine L.P. received $41,000 from the former owners of Glenmoor for the final true-up related to the purchase price of Glenmoor. The $41,000 was charged to goodwill.

          The Company's amortizable intangible assets consist of pipeline rights-of-way and contracts. The contracts were acquired in connection with the acquisition of BGC in March 1999.

          At December 31, 2004, the gross carrying amount of the pipeline rights-of-way was $70,688,000 and accumulated amortization was $5,715,000. At December 31, 2005, the gross carrying amount of the pipeline rights-of-way was $84,690,000 and accumulated amortization was $7,290,000. Pipeline rights-of-way are included in property, plant and equipment in the accompanying consolidated balance sheet.

          At December 31, 2004, the gross carrying amount of the contracts was $3,600,000 and accumulated amortization was $1,380,000. At December 31, 2005, the gross carrying amount of the contracts was $3,600,000 and the accumulated amortization was $1,620,000.

7. PREPAID AND OTHER CURRENT ASSETS

          Prepaid and other current assets consisted of the following:

	December 31,
	2004	2005
	(in thousands)
Prepaid insurance	$5,875	$4,684
Insurance receivables	4,247	3,513
Other	7,805	4,128

Total	$17,927	$12,325

8. PROPERTY, PLANT AND EQUIPMENT

          Property, plant and equipment consist of the following:

	December 31,
	2004	2005
	(in thousands)
Land	$37,695	$42,068
Rights-of-way	70,688	84,690
Buildings and leasehold improvements	60,011	65,741
Machinery, equipment and office furnishings	1,184,786	1,368,663
Construction in progress	84,597	146,439

	1,437,777	1,707,601
Less accumulated depreciation	102,695	119,860

Total	$1,335,082	$1,587,741

9. OTHER NON-CURRENT ASSETS

          Other non-current assets consist of the following:

	December 31,
	2004	2005
	(in thousands)
Contracts acquired from acquisitions	$2,220	$1,980
Investment in West Shore	30,503	31,323
Investment in WTP	29,244	29,835
Investment in Muskegon	—	15,430
Deposit for natural gas liquids pipeline (See Note 4)	—	7,745
Cost of issuing debt	11,741	11,489
Rate swap value	30	1,514
Other	10,748	10,314

Total	$84,486	$109,630

10. ACCRUED AND OTHER CURRENT LIABILITIES

          Accrued and other current liabilities consist of the following:

	December 31,
	2004	2005
	(in thousands)
Taxes — other than income	$6,477	$6,569
Environmental liabilities	6,538	6,996
Interest	15,111	16,648
Compensation and vacation	7,731	8,751
Retainage	576	639
Other	12,217	9,221

Total	$48,650	$48,824

11. DEBT

          Debt consists of the following:

	December 31,
	2004	2005
	(in thousands)
MainLine L.P.:
Term Loan	$180,000	$173,250
Services Company:
3.60% ESOP Notes due March 28, 2011	39,728	33,617
Retirement premium	(1,773)	(1,284)
Buckeye:
4.625% Notes due June 15, 2013	300,000	300,000
6.750% Notes due August 15, 2033	150,000	150,000
5.30% Notes due October 15, 2014	275,000	275,000
5.125% Notes due July 1, 2017	—	125,000
Borrowings under Revolving Credit Facility	73,000	50,000

Total principal debt	1,015,955	1,105,583
Other, including unamortized discounts and changes in fair value(1)	(730)	(923)

Subtotal long-term debt	1,015,225	1,104,660
Less current maturities of debt	(7,422)	(7,811)

Long-term debt	$1,007,803	$1,096,849

(1)
The December 31, 2004 amount includes $2,000,000 related to an adjustment to fair value associated with a hedge of fair value and $2,730,000 in unamortized discounts. The December 31, 2005 amount includes $1,765,000 related to an adjustment to fair value associated with a hedge of fair value and $2,688,000 in unamortized discounts.

  MainLine L.P.

          MainLine L.P. has a Senior Secured Credit Facility ("Term Loan") with a consortium of financial institutions arranged by Goldman Sachs Credit Partners. Borrowings under the Term Loan are guaranteed by MainLine Sub LLC. The Term Loan can be prepaid in whole or in part at any time after December 17, 2005 without penalty. Any amounts prepaid prior to December 17, 2005 were subject to a 1% prepayment penalty on amounts prepaid. MainLine L.P. may borrow up to an additional $35 million under the Term Loan on or before December 17, 2007 subject to certain provisions.

          Borrowings under the Term Loan bear interest under one of two rate options, selected by MainLine L.P., equal to either (i) the greater of (a) the federal funds rate plus one half of one percent and (b) the prime interest rate or (ii) the London Interbank Offered Rate ("LIBOR") plus an applicable margin. The applicable margin, which was 2.375% at December 31, 2005, is determined based upon an interest coverage ratio defined in the loan agreement. The applicable margin will be 2.375% when the interest rate coverage ratio is less than 4.0 to 1 and 2.00% in periods in which the interest coverage ratio is greater than 4.0 to 1. At December 31, 2005, the interest rate under the Term Loan was 6.8763%.

          MainLine L.P. is required to maintain an interest coverage ratio, as defined in the Term Loan agreement, of 1.75 to 1 for each fiscal quarter. The Term Loan also contains a requirement that MainLine L.P. maintain an interest expense reserve account in the amount of the anticipated interest payments for the next two quarterly periods, although failure to maintain such a balance is not an event of default under the Term Loan. At December 31, 2005, the amount on deposit in the interest expense reserve account was $5,117,000, compared to estimated interest in the next two quarters of $5,949,000.

          The Term Loan contains a provision, under which excess cash flow ("ECF"), which is generally defined in the Term Loan agreement as cash revenues less cash expenses along with interest, principal and other payments required under the Term Loan, is used to reduce outstanding principal under the loan. In any quarterly period in which the interest coverage ratio, as defined in the agreement, is less than 2.5 to 1, 100% of ECF is used to reduce outstanding principal. In any quarterly period in which the interest coverage ratio is greater than or equal to 2.5 to 1 but less than 3.5 to 1, 75% of ECF is used to reduce outstanding principal. In any quarterly period in which the ECF is greater than or equal to 3.5 to 1 but less than 5.0 to 1, 50% of ECF is used to reduce outstanding principal. When ECF is greater than or equal to 5.0 to 1, 25% of ECF is used to reduce outstanding principal. At December 31, 2005, the interest coverage ratio was 2.0.

  Services Company

          Services Company's debt consists of 3.60% Senior Secured Notes (the "3.60% ESOP Notes") due March 28, 2011 payable by the ESOP to a third-party lender. The 3.60% ESOP Notes were issued May 4, 2004 in order to refinance Services Company's 7.24% Senior Secured Notes which were originally issued to purchase Services Company's common stock. The 3.60% ESOP Notes are collateralized by Services Company's common stock and are guaranteed by Services Company. In addition, Buckeye has committed that, in the event that the value of Buckeye's LP units owned by Services Company falls less than 125% of the balance payable under the 3.60% ESOP Notes, Buckeye will fund an escrow account with sufficient assets to bring the value of the total collateral (the value of the Services Company LP units and the escrow account) up to the 125% minimum. Amounts deposited in the escrow account are returned to Buckeye when the value of the Services Company's LP units returns to an amount which exceeds the 125% minimum. At December 31, 2005 and 2004, the value of Buckeye's LP units held by Services Company exceeded the 125% requirement.

  Buckeye

          On June 30, 2005, Buckeye sold $125 million aggregate principal of its 5.125% Notes due July 1, 2017 in an underwritten public offering. Proceeds from the note offering, after underwriters' fees and expenses, were approximately $123.5 million. Proceeds from the offering were used in part to repay $122.0 million under Buckeye's 5-year Revolving Credit Agreement.

          In connection with the Midwest Pipelines and Terminals acquired from Shell on October 1, 2004, Buckeye borrowed a total of $490.0 million, consisting of $300.0 million under a 364-day interim loan (the "Interim Loan") and $190.0 million under its $400.0 million five-year revolving credit facility (the "Credit Facility"). On October 12, 2004, Buckeye sold $275.0 million aggregate principal of its 5.30% Notes due 2014 in an underwritten public offering (the "5.30% Note Offering"). Proceeds from the 5.30% Note Offering, net of underwriter's discount and commissions, were approximately $272.1 million. Proceeds from the 5.30% Note Offering, together with additional borrowings under the Credit Facility, were used to repay the Interim Loan. On October 19, 2004, Buckeye issued 5.5 million LP units in an underwritten public offering (the "LP Unit Offering"). Proceeds from the LP Unit Offering were approximately $223.3 million, after underwriters' discount and expenses, and were used to reduce amounts outstanding under the Credit Facility.

          On July 7, 2003, Buckeye sold $300 million aggregate principal of its 4.625% Notes due 2013 in an underwritten public offering. Proceeds from this offering, after underwriters' fees and expenses, were approximately $296.4 million. On August 14, 2003, Buckeye sold $150 million aggregate principal of its 6.75% Notes due 2033 in a Rule 144A offering. The Notes were subsequently exchanged for equivalent notes which are publicly traded. Proceeds from this note offering, after underwriters' fees and expenses, were approximately $148.1 million. Proceeds from these offerings were used in part to repay all amounts outstanding under Buckeye's prior 5-year Revolving Credit Agreement and to repay the Buckeye Pipe Line Company, L.P. $240 million Senior Notes, which were scheduled to mature in 2024, and the applicable yield maintenance premium. The amounts outstanding under the 5-year Revolving Credit Agreement were repaid on July 10, 2003 and the $240 million Senior Notes were repaid on August 19, 2003.

          On August 6, 2004, Buckeye entered into the Credit Facility with a syndicate of banks led by SunTrust Bank. The Credit Facility contains a one-time expansion feature to $550 million subject to certain conditions. The Credit Facility replaced a $277.5 million 5-year credit facility that would have expired in September 2006 and a $100 million 364-day credit facility that would have expired in September 2004. Borrowings under the Credit Facility are guaranteed by certain of Buckeye's subsidiaries. The Credit Facility matures on August 6, 2009. At December 31, 2004 and 2005, $0.9 million and $1.3 million of the Credit Facility was used for letters of credit, respectively.

          The Fixed Charge Coverage Ratio is defined as the ratio of Adjusted EBITDA for the four preceding fiscal quarters to the sum of payments for interest and principal on debt plus certain capital expenditures required for the ongoing maintenance and operation of Buckeye's assets. Buckeye is required to maintain a Fixed Charge Coverage Ratio of greater than 1.25 to 1.00 as of the end of any fiscal quarter. As of December 31, 2005, Buckeye's Fixed Charge Coverage Ratio was 2.98 to 1.00.

          Covenants.    MainLine L.P. and its subsidiaries, Services Company, Buckeye and its Operating Subsidiaries are in compliance with the various covenants of the debt agreements at December 31, 2004 and 2005.

          Consolidated debt maturity table.    The following table shows scheduled maturities of the principal amounts under the Company's debt obligations for the next 5 years and in total thereafter (in thousands).

2006	$7,811
2007	7,837
2008	8,089
2009	58,094
2010	172,227
Thereafter	851,526

Total scheduled principal payments	$1,105,584

          Derivative instruments.    At December 31, 2005, MainLine L.P. had three derivative instruments outstanding related to its Term Loan. The Term Loan replaced the $100,000,000 Senior Secured Credit Facility (the "Prior Term Loan") which was entered into on May 4, 2004. Proceeds from the Term Loan were used to refund the amounts outstanding under the Prior Term Loan. In accordance with requirements under the Prior Term Loan, MainLine L.P. purchased an interest rate cap from Goldman Sachs Capital Markets, L.P. on a notional amount of $50 million for $375,000. Under the interest rate cap, if the variable interest rate MainLine L.P. paid on the Prior Term Loan exceeded 5.0%, Goldman Sachs Capital Markets, L.P. would pay MainLine L.P. the difference between the variable rate in effect on the $50 million notional amount and the capped rate. MainLine L.P. did not designate the interest rate cap as a cash flow hedge and, accordingly, changes in value of the cap have been reflected in income. MainLine L.P. did not terminate the interest rate cap when the Prior Term Loan was repaid on December 22, 2004.

          In accordance with requirements under the Term Loan, MainLine L.P. entered into two interest rate swap agreements with Goldman Sachs Capital Markets L.P. MainLine L.P. designated these transactions as hedges of its cash flow risk associated with the Term Loan. The first agreement, which terminated on December 22, 2005, was for a notional amount of $172.8 million and called for MainLine L.P. to receive floating rate payments based on the notional amount times a rate equal to three-month LIBOR in exchange for paying a fixed rate based on the notional amount times 3.029%. The interest rate swap was effective December 22, 2004, the date of closing of the Term Loan and terminated on December 22, 2005. The three-month LIBOR reset on dates that coincided with the reset dates for the variable interest rate of the Term Loan. The second agreement is for a notional amount of $86 million and calls for MainLine L.P. to receive the floating rate payments based on the notional amount times a rate equal to three-month LIBOR in exchange for paying a fixed rate based on the notional amount times 3.853%. The agreement became effective on December 22, 2005 and will terminate December 22, 2007. During 2005, MainLine L.P. entered into another interest rate swap agreement. This agreement is for a notional amount of $12 million and calls for MainLine L.P. to receive the floating rate payments based on the notional amount times a rate equal to three-month LIBOR in exchange for paying a fixed rate based on the notional amount times 4.54%.

          On October 28, 2003, Buckeye entered into an interest rate swap agreement with a financial institution in order to hedge a portion of its fair value risk associated with its 4.625% Notes. The notional amount of the swap agreement was $100 million. The swap agreement called for Buckeye to receive fixed payments from the financial institution at a rate of 4.625% of the notional amount in exchange for floating rate payments from Buckeye based on the notional amount using a rate equal to the six-month LIBOR (determined in arrears) minus 0.28%. The swap agreement was scheduled to settle on the maturity date of the 4.625% Notes and interest amounts under the swap agreement were payable semiannually on the same date as interest payments on the 4.625% Notes. Buckeye designated the swap agreement as a fair value hedge at the inception of the agreement and elected to use the short-cut method provided for in SFAS No. 133, which assumes no ineffectiveness will result from the use of the hedge.

          Buckeye terminated the interest rate swap agreement on December 8, 2004 and received proceeds of $2.0 million. In accordance with SFAS No. 133, Buckeye has deferred the $2.0 million gain as an adjustment to the fair value of the hedged portion of Buckeye's debt and is amortizing the gain as a reduction of interest expense over the remaining term of the hedged debt.

12. OTHER NON-CURRENT LIABILITIES

          Other non-current liabilities consist of the following:

	December 31,
	2004	2005
	(in thousands)
Accrued employee benefit liabilities (see Note 14)	$39,160	$40,829
Accrued environmental liabilities	10,275	14,397
Deferred consideration (see Note 4)	—	20,100
Other	1,111	1,210

Total	$50,546	$76,536

13. PENSIONS AND OTHER POSTRETIREMENT BENEFITS

          Services Company sponsors a retirement income guarantee plan (a defined benefit plan) which generally guarantees employees hired before January 1, 1986, a retirement benefit at least equal to the benefit they would have received under a previously terminated defined benefit plan. Services Company's policy is to fund amounts necessary to at least meet the minimum funding requirements of ERISA.

          Services Company also provides postretirement health care and life insurance benefits to certain of its retirees. To be eligible for these benefits an employee had to be hired prior to January 1, 1991 and meet certain service requirements. Services Company does not pre-fund this postretirement benefit obligation.

          A reconciliation of the beginning and ending balances of the benefit obligations under the retirement income guarantee plan and the postretirement health care and life insurance plan is as follows:

	Pension Benefits		Postretirement Benefits
	2004	2005	2004	2005
	(in thousands)
Change in benefit obligation
Benefit obligation at beginning of year	$18,770	$17,945	$42,882	$44,179
Service cost	816	976	743	789
Interest cost	900	998	2,510	2,628
Actuarial loss (gain)(1)	(1,754)	1,626	2,384	5,209
Change in assumptions	570	300	—	—
Amendment(2)	—	—	(2,576)	(665)
Benefit payments	(1,357)	(1,166)	(1,764)	(1,905)

Benefit obligation at end of year	$17,945	$20,679	$44,179	$50,235

(1)
The accumulated benefit obligation of the Postretirement Plan decreased by $3,690,000 in 2004 due to the recognition of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the "Medicare Prescription Drug Law").

(2)
During 2004, the postretirement health care and life insurance plan was amended to increase retiree contributions, deductibles, coinsurance, and co-pays for retail drugs. In 2005, the postretirement health care and life insurance plan was amended to increase the retail drug deductible.

          A reconciliation of the beginning and ending balances of the fair value of plan assets under the retirement income guarantee plan and the postretirement health care and life insurance plan is as follows:

	Pension Benefits		Postretirement Benefits
	2004	2005	2004	2005
	(in thousands)
Change in plan assets
Fair value of plan assets at beginning of year	$7,184	$9,603	$—	$—
Actuarial return on plan assets	334	796	—	—
Employer contribution	3,442	1,800	1,764	1,905
Benefits paid	(1,357)	(1,166)	(1,764)	(1,905)

Fair value of plan assets at end of year	$9,603	$11,033	$—	$—

Funded status	$(8,342)	$(9,646)	$(44,179)	$(50,235)
Unrecognized prior service benefit	(2,345)	(1,892)	(2,261)	(2,526)
Unrecognized actuarial loss	6,679	7,768	11,288	15,702

Net amount recognized	$(4,008)	$(3,770)	$(35,152)	$(37,059)

          The net amounts recognized are reflected in the Company's consolidated balance sheets.

          Information for Services Company's plan with an accumulated benefit obligation in excess of plan assets is as follows:

	Pension Benefits
	2004	2005
	(in thousands)
Projected benefit obligation	$17,945	$20,679
Accumulated benefit obligation	11,556	12,341
Fair value of plan assets	9,603	11,033

          The weighted average assumptions used in accounting for the retirement income guarantee plan and the postretirement health care and life insurance plan were as follows:

	Pension Benefits		Postretirement Benefits
	2004	2005	2004	2005
Weighted-average balance sheet assumptions as of December 31
Discount rate	5.30%	5.40%	6.0%	5.75%
Rate of compensation increase	4.00%	4.00%	N/A	N/A

          The assumed rate of cost increase in the postretirement health care and life insurance plan in 2005 was 10% for both non-Medicare eligible and Medicare eligible retirees. The assumed annual rates of cost increases decline each year through 2011 to a rate of 4.50%, and remain at 4.50% thereafter for both non-Medicare eligible and Medicare eligible retirees.

          Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. The effect of a 1% change in the health care cost trend rate for each future year would have had the following effects on 2005 results:

	1 Percentage Point Increase	1 Percentage Point Decrease
	(in thousands)
Effect on total service cost and interest cost components	$498	$(411)
Effect on postretirement benefit obligation	$4,518	$(4,136)

          Services Company estimates the following benefit payments, which reflect expected future service, as appropriate, will be paid:

	Pension Benefits	Postretirement Benefits
	(in thousands)
2006	$2,012	$2,036
2007	2,565	2,251
2008	2,611	2,452
2009	3,027	2,661
2010	2,745	2,870
2011-2015	15,580	17,259

          Services Company expects to receive Medicare prescription subsidies of $315,000 in 2006, $310,000 in 2007, $306,000 in 2008, $300,000 in 2009, $294,000 in 2010, and $1,395,000 from 2011 through 2015.

          A minimum funding contribution is not required to be made during 2006.

          Services Company does not fund the postretirement health care and life insurance plan and, accordingly, no assets are invested in the plan. A summary of investments of the retirement income guarantee plan are as follows at December 31, 2004 and 2005:

	2004	2005
Mutual funds — equity securities	52%	45%
Mutual funds — money market	17	29
Coal lease	31	26

Total	100%	100%

          The plan's investment policy does not target specific asset classes, but seeks to balance the preservation and growth of capital in the plan's mutual fund investment with the income derived with proceeds from the coal lease.

          Services Company sponsors a retirement and savings plan (the "Retirement Plan") through which it provides retirement benefits for substantially all of its regular full-time employees, except those covered by certain labor contracts. The Retirement Plan consists of two components. Under the first component, Services Company contributes 5% of each eligible employee's covered salary to an employee's separate account maintained in the Retirement Plan. Under the second component, for all employees not participating in the ESOP, Services Company makes a matching contribution into the employee's separate account for 100% of an employee's contribution to the Retirement Plan up to 6% of an employee's eligible covered salary. For Services Company employees who participate in the ESOP, Services Company does not make a matching contribution.

          Services Company also participates in a multi-employer retirement income plan that provides benefits to employees covered by certain labor contracts. In addition, Services Company contributes to a multi-employer postretirement benefit plan that provides health care and life insurance benefits to employees covered by certain labor contracts.

14. UNIT-BASED COMPENSATION

  Unit Option and Distribution Equivalent Plan

          Buckeye has a Unit Option and Distribution Equivalent Plan (the "Option Plan"). On April 1, 2005, Buckeye GP LLC amended and restated the Plan to increase the granting of options (the "Options") to acquire Buckeye's LP units to an amount not to exceed 1,400,000 in the aggregate. The options are granted to select key employees (the "Optionees") at a price equal to the market value on the date of the grant. Options granted after 1997 contain a "Distribution Equivalent" feature. Distribution Equivalents are an amount equal to (i) Buckeye's per LP Unit regular quarterly distribution, multiplied by (ii) the number of Buckeye LP units subject to such Options that have not vested. The Distribution Equivalents are paid as independent cash bonuses on the date the Options vest and are dependent upon the percentage attainment of 3-year targets related to cash distributions paid to the limited partners.

          Generally, the Options vest three years after the date of grant and are exercisable for up to 7 years following the date on which they vest.

          The fair value of each the Options is estimated on the date of grant using the Black-Scholes option-pricing model. Buckeye does not record any compensation expense based upon the fair value of the Options. The assumptions used for the Options granted in 2003, 2004 and 2005 are indicated below.

Year of Option Grant	Dividend Yield	Volatility	Risk-Free Interest Rate	Expected Life (Years)
2003	6.6%	32.6%	2.1%	4.0
2004	6.2%	16.5%	3.0%	4.0
2005	6.0%	16.2%	4.0%	4.0

          A summary of the changes in Buckeye's LP Unit options outstanding under the Option Plan as of December 31, 2003, 2004 and 2005 is as follows:

	2003		2004		2005
	Units under Option	Weighted Average Exercise Price	Units under Option	Weighted Average Exercise Price	Units under Option	Weighted Average Exercise Price
Outstanding at beginning of year	189,200	$28.10	215,000	$31.15	222,300	$37.14
Granted	59,100	38.12	66,400	41.76	61,700	45.88
Exercised	(33,300)	26.16	(59,100)	20.31	(37,100)	36.37
Forfeitures	—	—	—	—	—	—
Outstanding at end of year	215,000	$31.15	222,300	$37.14	246,900	$39.44
Options exercisable at year-end	68,400		52,400		73,800
Weighted average fair value of options granted during the year	$5.77		$2.79		$3.56

          The following table summarizes information relating to Buckeye's LP Unit options outstanding under the Option Plan at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Options Outstanding at 12/31/05	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable at 12/31/05	Weighted Average Exercise Price
$25.00 to $30.00	22,400	3.6 Years	$27.32	22,400	$27.32
$30.01 to $35.00	22,000	5.1 Years	33.90	22,000	33.90
$35.01 to $40.00	83,700	6.8 Years	37.57	29,400	36.56
$40.01 to $45.00	57,100	8.2 Years	42.10	—	—
$45.01 to $50.00	61,700	9.3 Years	45.88	—	—
Total	246,900	7.3 Years	39.44	73,800	$32.96

          At December 31, 2005, there were 657,900 Buckeye LP units available for future grants under the Option Plan.

          Until April 29, 2004, Buckeye offered a unit option loan program whereby Optionees could borrow, at market rates, up to 95% of the purchase price of Buckeye's LP units and up to 100% of the applicable income tax withholding obligation in connection with such exercise. At December 31, 2005, 4 employees had outstanding loans under the unit option loan program. The aggregate borrowings outstanding at December 31, 2004 and 2005 were $666,000 and $535,000, respectively, of which $535,000 and $483,000, respectively, were related to the purchase price of Buckeye's LP units.

  Unit Compensation Plan

          MainLine L.P. has a Unit Compensation Plan utilizing B units. On May 4, 2004, MainLine L.P. issued 16,216,668 limited partnership B Units (the "B Units") to certain members of senior management for no consideration. One half, or 8,108,334, of the B Units ("Time Based B Units") vest ratably over five years. The remaining, or 8,108,334, B Units ("Performance Based B Units") only vest if certain performance targets based on the incentive compensation received by MainLine L.P. are met. The performance targets are based on annual periods ending on each of June 30, 2005 to 2009. The performance targets are cumulative, in that shortfalls or excess in one period can be made up or carried over in subsequent periods.

          Although May 4, 2004 represented the measurement date for the Time Based B Units (the date both the number of units available for purchase and the purchase price (zero) were known), there was a nominal fair value for these units to charge to earnings. MainLine L.P. recognized deferred compensation for the Performance Based B Units when it was probable that the performance target specified in MainLine L.P.'s partnership agreement would be met. Such deferred compensation was recorded over the respective periods of performance targets. As of December 31, 2004 and 2005, 810,833 and 1,621,667 of Time Based B Units were vested, respectively. As of December 31, 2004, none of the Performance Based B Units were vested. At December 31, 2005, 1,621,667 of Performance Based B Units were vested.

15. EMPLOYEE STOCK OWNERSHIP PLAN

          Services Company provides the ESOP to the majority of its employees hired before September 16, 2004. Effective September 16, 2004, new employees do not participate in the ESOP, as well as certain employees covered by a union multiemployer pension plan. The ESOP owns all of the outstanding common stock of Services Company.

          Services Company stock is released to employee accounts in the proportion that current payments of principal and interest on the ESOP Notes bear to the total of all principal and interest payments due under the ESOP Notes. Individual employees are allocated shares based upon the ratio of their eligible compensation to total eligible compensation. Eligible compensation generally includes base salary, overtime payments and certain bonuses. Except for the period March 1, 2003 through November 1, 2004, Services Company stock held in employee accounts received stock dividends in lieu of cash. The ESOP was amended to eliminate the payment of stock dividends on allocations made after February 28, 2003. Based upon provisions contained in the American Jobs

Creation Act of 2004, the plan was amended further to reinstate this feature on allocations made after November 1, 2004.

16. LEASES AND COMMITMENTS

          Buckeye GP LLC leases space in an office building and certain copying equipment. Buckeye leases certain computing equipment and automobiles. Future minimum lease payments under these noncancelable operating leases at December 31, 2005 were as follows: $888,000 for 2006, $435,000 for 2007, $305,000 for 2008 and none thereafter.

          Buckeye is a party to an energy services agreement for certain main line pumping equipment and the natural gas requirements to fuel this equipment at its Linden, New Jersey facility. Under the energy services agreement, which is designed to reduce power costs at the Linden facility, Buckeye is required to pay a minimum of $1,743,000 annually over the next six years. This minimum payment is based on an annual minimum usage requirement of the natural gas engines at the rate of $0.049 per kilowatt hour equivalent. In addition to the annual usage requirement, Buckeye is subject to minimum usage requirements during peak and off-peak periods. Buckeye's use of the natural gas engines has exceeded the minimum annual requirement in 2003, 2004 and 2005.

          Buckeye's Operating Subsidiaries lease certain land and rights-of-way. Minimum future lease payments for these leases as of December 31, 2005 are approximately $4.2 million for each of the next five years. Substantially all of these lease payments can be canceled at any time should they not be required for operations.

17. RELATED PARTY TRANSACTIONS

          MainLine L.P. has agreed to pay to Carlyle/Riverstone an annual management fee of $300,000 for its services on behalf of MainLine L.P.

          MainLine L.P., Services Company and Buckeye are considered related parties with respect to the Company. As discussed in Note 1, the accompanying financial position for the Company include the accounts of MainLine L.P., Services Company and Buckeye on a consolidated basis, as such all intercompany transactions have been eliminated.

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

          The Company uses the following methods and assumptions in estimating fair value disclosures for financial instruments:

          At December 31, 2004 and 2005, cash and cash equivalents, accounts receivable, construction and pipeline relocation receivables, prepaid and other current assets, restricted cash, and all current liabilities are reported in the consolidated balance sheet at amounts which approximate fair value due to the relatively short period to maturity of these financial instruments.

          The fair value of the Company's debt is estimated to be $1.0 billion and $1.1 billion as of December 31, 2004 and 2005, respectively. The value was calculated using interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities and approximate market values on the respective dates.

          The fair value of the interest rate swaps was a non-current liability of $11,000 at December 31, 2004. During 2005, MainLine L.P. terminated an interest rate swap agreement and entered into another interest rate swap agreement for a notional amount of $12 million (see Note 11). At December 31, 2005, the fair value of the interest rate swaps was a non-current asset of $1,514,000. The change in fair value has been reflected as non-current assets and liabilities in the consolidated balance sheet, with the net change reflected in other comprehensive income.

          At December 31, 2004 and 2005, the value of the interest rate cap was $145,000 and $96,000, respectively.

19. SUBSEQUENT EVENTS

          On January 1, 2006, Buckeye acquired a refined petroleum products terminal located in Niles, Michigan from affiliates of Shell for approximately $13.0 million. The terminal has aggregate storage capacity of approximately 630,000 barrels.

          On January 31, 2006, a newly formed Buckeye subsidiary, Buckeye NGL Pipe Lines LLC, completed its acquisition of an approximate 350-mile natural gas liquids pipeline extending generally from Wattenberg, Colorado to Bushton, Kansas from BP Pipelines (North America) Inc. for approximately $87.0 million, including the deposit of $7.7 million paid in December, 2005.

          On March 7, 2006, Buckeye sold 1,500,000 of its LP units in an underwritten public offering at a price of $44.22 per LP Unit. Proceeds to Buckeye, net of underwriters' discount of $1.45 per LP units and offering expenses, were approximately $64.2 million. The principal use of proceeds was to repay, in part, amounts outstanding under Buckeye's Credit Facility.

Appendix A

AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP

OF

BUCKEYE GP HOLDINGS L.P.

A-i

A-ii

A-iii

ARTICLE XVI GENERAL PROVISIONS
Section 16.1	Addresses and Notices	A-66
Section 16.2	Further Action	A-66
Section 16.3	Binding Effect	A-66
Section 16.4	Integration	A-66
Section 16.5	Creditors	A-66
Section 16.6	Waiver	A-66
Section 16.7	Counterparts	A-66
Section 16.8	Applicable Law	A-67
Section 16.9	Invalidity of Provisions	A-67
Section 16.10	Consent of Partners	A-67
Section 16.11	Facsimile Signatures	A-67
Section 16.12	Third Party Beneficiaries	A-67

A-iv

AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP
OF
BUCKEYE GP HOLDINGS L.P.

        THIS AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF BUCKEYE GP HOLDINGS L.P. dated as of                          , 2006, is entered into by and among MainLine Management LLC, a Delaware limited liability company, as the General Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I
DEFINITIONS

        Section 1.1    Definitions.    The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

        "Acquisition" means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.

        "Additional Book Basis" means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

          (i)    Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

          (ii)    If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership's Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (ii) to such Book-Down Event).

        "Additional Book Basis Derivative Items" means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership's Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the "Excess Additional Book Basis"), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period.

        "Adjusted Capital Account" means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections

704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner's Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Sections 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The "Adjusted Capital Account" of a Partner in respect of a General Partner Interest, a Common Unit, or any other specified interest in the Partnership shall be the amount that such Adjusted Capital Account would be if such General Partner Interest, Common Unit or other interest in the Partnership were the only interest in the Partnership held by a Partner from and after the date on which such General Partner Interest, Common Unit, or other interest was first issued.

        "Adjusted Property" means any property the Carrying Value of which has been adjusted pursuant to Sections 5.4(d)(i) or 5.4(d)(ii).

        "Affiliate" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

        "Aggregate Remaining Net Positive Adjustments" means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

        "Agreed Allocation" means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including a Curative Allocation (if appropriate to the context in which the term "Agreed Allocation" is used).

        "Agreed Value" of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the General Partner. The General Partner shall use such method as it determines to be appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

        "Agreement" means this Amended and Restated Agreement of Limited Partnership of Buckeye GP Holdings L.P., as it may be amended, supplemented or restated from time to time.

        "Associate" means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

        "Available Cash" means, with respect to any Quarter ending prior to the Liquidation Date:

          (a)    the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter and (ii) all additional cash and cash equivalents of the Partnership Group (including any distributions received from the MLP Group) on hand immediately prior to the date of the determination of Available Cash with respect to such Quarter, less

          (b)    the amount of any cash reserves established by the General Partner to (i) provide for the proper conduct of the business of the Partnership (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.3 in respect of any one or more of the next four Quarters; provided, however, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

          Notwithstanding the foregoing, "Available Cash" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

        "Board of Directors" means, with respect to the Board of Directors of the General Partner, its board of directors or managers, as applicable, if a corporation or limited liability company, or if a limited partnership, the board of directors or board of managers of the General Partner.

        "Book Basis Derivative Items" means any item of income, deduction, gain or loss included in the determination of Net Income or Net Loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

        "Book-Down Event" means an event that triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.4(d).

        "Book-Tax Disparity" means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner's share of the Partnership's Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner's Capital Account balance as maintained pursuant to Section 5.4 and the hypothetical balance of such Partner's Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

        "Book-Up Event" means an event that triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.4(d).

        "Business Day" means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the states of New York or Pennsylvania shall not be regarded as a Business Day.

        "Capital Account" means the capital account maintained for a Partner pursuant to Section 5.4. The "Capital Account" of a Partner in respect of a General Partner Interest, a Common Unit or any other Partnership Interest shall be the amount that such Capital Account would be if such General Partner Interest, Common Unit or other Partnership Interest were the only interest in the Partnership held by a Partner from and after the date on which such General Partner Interest, Common Unit or other Partnership Interest was first issued.

        "Capital Contribution" means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership pursuant to this Agreement.

        "Carrying Value" means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners' Capital Accounts in respect of such Contributed Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.4(d)(i) and 5.4(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

        "Cause" means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.

        "Certificate" means a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

        "Certificate of Limited Partnership" means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 2.1, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

        "Citizenship Certification" means a properly completed certificate in such form as may be specified by the General Partner by which a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.

        "claim" has the meaning assigned to such term in Section 7.13(d).

        "Closing Date" means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

        "Closing Price" has the meaning assigned to such term in Section 15.1(a).

        "Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

        "Combined Interest" has the meaning assigned to such term in Section 11.3(a).

        "Commission" means the United States Securities and Exchange Commission.

        "Common Unit" means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners, and having the rights and obligations specified with respect to Common Units in this Agreement.

        "Conflicts Committee" means a committee of the Board of Directors of the General Partner composed entirely of one or more directors who are not, at the time of such appointment or at any time in the preceding five years, (a) a direct or indirect legal or beneficial owner of interests in the Partnership or any of its Affiliates (excluding de minimis ownership interests, including ownership interests in limited partnership units, in publicly traded entities), (b) a creditor, supplier, employee, officer, director (other than a director of the General Partner), family member, manager, member or contractor of the Partnership or its Affiliates, or (c) a person who controls (whether directly, indirectly or otherwise) the Partnership or its Affiliates or any creditor, supplier, employee, officer, director (other than a director of the General Partner), manager, member or contractor of the Partnership or its Affiliates, provided, however, that service by a director as a director of Buckeye GP LLC prior to time of such appointment shall not prevent a member of the Board of Directors from participating on the Conflicts Committee. For the purposes of this definition, Buckeye GP LLC, its Subisdiaries and the Partnership Group shall be deemed to be Affiliates of the Holdings Group.

        "Contributed Property" means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.4(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

        "Contribution Agreement" means that certain Contribution and Conveyance Agreement, dated as of the                          , 2006, among the General Partner, the Partnership, the limited partners of MainLine L.P. and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.

        "Conversion Notice" has the meaning assigned to such term in Section 5.6(a).

        "Curative Allocation" means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(ix).

        "Current Market Price" has the meaning assigned to such term in Section 15.1(a).

        "Delaware Act" means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. § 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

        "Demand Notice" as used in Section 7.13, has the meaning assigned to such term in Section 7.13.

        "Demand Registration" as used in Section 7.13, has the meaning assigned to such term in Section 7.13.

        "Demand Suspension" as used in Section 7.13, has the meaning assigned to such term in Section 7.13.

        "Departing General Partner" means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Sections 11.1 or 11.2.

        "Depositary" means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

        "Economic Risk of Loss" has the meaning set forth in Treasury Regulation Section 1.752-2(a).

        "Eligible Citizen" means a Person qualified to own interests in real property in jurisdictions in which any Group Member or member of the MLP Group does business or proposes to do business from time to time, and whose status as a Limited Partner the General Partner determines does not or would not subject such Group Member or member of the MLP Group to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.

        "Event of Withdrawal" has the meaning assigned to such term in Section 11.1(a).

        "General Partner" means MainLine Management LLC, a Delaware limited liability company, in its capacity as general partner of the Partnership (except as the context otherwise requires), and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership.

        "General Partner Interest" means the management interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it), which may be evidenced by Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

        "Group" means a Person that, with or through any of its Affiliates or Associates, has any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power or disposing of any Partnership Securities with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.

        "Group Member" means a member of the Partnership Group.

        "Holder" as used in Section 7.13, has the meaning assigned to such term in Section 7.13.

        "Holdings Group" means the Partnership, the General Partner, and their Affiliates, but excluding Buckeye GP LLC, the MLP and their Subsidiaries.

        "Holdings Group Member" means a member of the Holdings Group.

        "Indemnified Persons" has the meaning assigned to such term in Section 7.13(d).

        "Indemnitee" means (a) the General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a member, partner, officer, director, employee, agent, fiduciary or trustee of any Group Member, the General Partner or any Departing General Partner or any Affiliate of any Group Member, the General Partner or any Departing General Partner, (e) any Person who is or was serving at the request of the General Partner or any Departing General Partner or any Affiliate of the General Partner or any Departing General Partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another Person; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services and (f) any Person the General Partner designates as an "Indemnitee" for purposes of this Agreement.

        "Ineligible Holder" has the meaning assigned to such term in Section 4.10

        "Initial Common Unit" means the Common Units sold in the Initial Offering.

        "Initial Limited Partners" means the current limited partners of MainLine L.P., all of whom, other than William H. Shea. Jr., were partners of the Partnership under the Prior Agreement, and all of whom will be issued Common Units and/or Management Units pursuant to the terms of the Contribution Agreement.

        "Initial Offering" means the initial offering and sale of Common Units to the public, as described in the Registration Statement.

        "Issue Price" means the price at which a Unit is purchased from the Partnership, after taking into account any sales commission or underwriting discount charged to the Partnership.

        "Limited Partner" means, unless the context otherwise requires, each Initial Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person's capacity as a limited partner of the Partnership.

        "Limited Partner Interest" means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Management Units, or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement.

        "Liquidation Date" means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

        "Liquidator" means one or more Persons selected by the General Partner to perform the functions described in Section 12.3 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

        "Management Unit" means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners, and having the rights and obligations specified with respect to Management Units in this Agreement.

        "MainLine Interests" means the Class A and Class B partnership interests in MainLine L.P. prior to the Initial Offering.

        "Merger Agreement" has the meaning assigned to such term in Section 14.1.

        "MLP" means Buckeye Partners, L.P., a Delaware limited partnership, and any successors thereto.

        "MLP Agreement" means the Amended and Restated Agreement of Limited Partnership of Buckeye Partners, L.P., as it may be amended, supplemented or restated from time to time.

        "MLP General Partner" means Buckeye GP LLC, a Delaware limited liability company and the general partner of the MLP, and any successors thereto.

        "MLP Group" means the MLP and its subsidiaries.

        "National Securities Exchange" means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act or the Nasdaq National Market or any successor thereto.

        "Net Agreed Value" means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.4(d)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.

        "Net Income" means, for any taxable year, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.4(b) and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d) were not in this Agreement.

        "Net Loss" means, for any taxable year, the excess, if any, of the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.4(b) and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d) were not in this Agreement.

        "Net Positive Adjustments" means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

        "Net Termination Gain" means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.4(b) and shall not include any items of income, gain, loss or deduction specially allocated under Section 6.1(d).

        "Net Termination Loss" means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.4(b) and shall not include any items of income, gain, loss or deduction specially allocated under Section 6.1(d).

        "Non-citizen Assignee" means a Person whom the General Partner has determined in its discretion does not constitute an Eligible Citizen and as to whose Partnership Interest the General Partner has become the Limited Partner, pursuant to Section 4.8.

        "Nonrecourse Built-in Gain" means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(b)(i)(A), 6.2(b)(ii)(A) and 6.2(b)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

        "Nonrecourse Deductions" means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

        "Nonrecourse Liability" has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

        "Notice of Election to Purchase" has the meaning assigned to such term in Section 15.1(b).

        "Opinion of Counsel" means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.

        "Option Closing Date" means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

        "Outstanding" means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership's books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of the Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Common Units so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Common Units shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply to (i) any Person or Group who acquired 20% or more of the Outstanding Partnership Securities of any class then Outstanding directly from the General Partner or its Affiliates, (ii) any Person or Group who acquired 20% or more of the Outstanding Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply or (iii) any Person or Group who acquired 20% or more of any Partnership Securities issued by the Partnership with the prior approval of the Board of Directors of the General Partner.

        "Over-Allotment Option" means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

        "Partner Nonrecourse Debt" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

        "Partner Nonrecourse Debt Minimum Gain" has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

        "Partner Nonrecourse Deductions" means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

        "Partners" means the General Partner and the Limited Partners.

        "Partnership" means Buckeye GP Holdings L.P., a Delaware limited partnership.

        "Partnership Group" means the Partnership and its Subsidiaries treated as a single entity.

        "Partnership Interest" means an interest in the Partnership, which shall include the General Partner Interests and Limited Partner Interests.

        "Partnership Minimum Gain" means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

        "Partnership Security" means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including, Common Units and Management Units.

        "Percentage Interest" means as of any date of determination (a) as to any Unitholder holding Units, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder by (B) the total number of all Outstanding Units, and (b) as to the holders of other Partnership Securities issued by the Partnership in accordance with Section 5.5, the percentage established as a part of such issuance.

        "Person" means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

        "Per Unit Capital Amount" means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or the Initial Limited Partners who holds Units.

        "'Preemption Notice" as used in Section 7.13, has the meaning assigned to such term in Section 7.13.

        "Pro Rata" means (a) when modifying Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, and (b) when modifying Partners or Record Holders, apportioned among all Partners or Record Holders, as the case may be, in accordance with their relative Percentage Interests.

        "Purchase Date" means the date determined by the General Partner as the date for purchase of all Outstanding Units of a certain class (other than Units owned by the General Partner and its Affiliates) pursuant to Article XV.

        "Quarter" means, unless the context requires otherwise, a fiscal quarter of the Partnership, or with respect to the first fiscal quarter of the Partnership after the Closing Date the portion of such fiscal quarter after the Closing Date.

        "Recapture Income" means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

        "Record Date" means the date established by the General Partner for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

        "Record Holder" means the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or with respect to other Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the General Partner has caused to be kept as of the opening of business on such Business Day.

        "Redeemable Interests" means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.9.

        "Registration Statement" means the Registration Statement on Form S-1 (Registration No. 333-133433) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

        "Remaining Net Positive Adjustments" means as of the end of any taxable period, with respect to the Unitholders holding Common Units or Management Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units or Management Units, as of the end of such period over (b) the sum of those Partners' Share of Additional Book Basis Derivative Items for each prior taxable period.

        "Required Allocations" means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Sections 6.1(b) or 6.1(c)(ii) and (b) any allocation of an item of income, gain, loss or deduction pursuant to Sections 6.1(d)(i), 6.1(d)(ii), 6.1(d)(iii), 6.1(d)(vi) or 6.1(d)(viii).

        "Residual Gain" or "Residual Loss" means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.2(b)(i)(A) or 6.2(b)(ii)(A), respectively, to eliminate Book-Tax Disparities.

        "Securities Act" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

        "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

        "Share of Additional Book Basis Derivative Items" means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, with respect to the Unitholders holding Common Units or Management Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders' Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

        "Shelf Period" as used in Section 7.13, has the meaning assigned to such term in Section 7.13.

        "Shelf Registration Statement" as used in Section 7.13, has the meaning assigned to such term in Section 7.13.

        "Shelf Suspension" as used in Section 7.13, has the meaning assigned to such term in Section 7.13.

        "Special Approval" means approval by the sole member or by a majority of the members of the Conflicts Committee, as applicable.

        "Subsidiary" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

        "Surviving Business Entity" has the meaning assigned to such term in Section 14.2(b).

        "Trading Day" has the meaning assigned to such term in Section 15.1(a).

        "Transfer" has the meaning assigned to such term in Section 4.4(a).

        "Transfer Agent" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units; provided that if no Transfer Agent is specifically designated for any other Partnership Securities, the General Partner shall act in such capacity.

        "Underwriter" means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

        "Underwriting Agreement" means the Underwriting Agreement to be entered into in connection with the Initial Offering among the Underwriters, the Partnership and certain other parties, providing for the purchase of Common Units by such Underwriters.

        "Underwritten Offering" as used in Section 7.13, has the meaning assigned to such term in Section 7.13.

        "Unit" means a Partnership Security that is designated as a "Unit" and shall include Common Units and Management Units.

        "Unitholders" means the holders of Units.

        "Unrealized Gain" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.4(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.4(d) as of such date).

        "Unrealized Loss" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.4(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.4(d)).

        "US GAAP" means United States Generally Accepted Accounting Principles consistently applied.

        "Withdrawal Opinion of Counsel" has the meaning assigned to such term in Section 11.1(b).

        Section 1.2    Construction.

        Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; and (c) the term "include" or "includes" means includes "including" or words of like import shall be deemed to be followed by the words "without limitation;" and the terms "hereof," "herein" and "hereunder" refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II
ORGANIZATION

        Section 2.1    Formation.    The Partnership was formed as of June 15, 2006 pursuant to the Certificate of Limited Partnership. The General Partner and the Initial Limited Partners have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the original Agreement of limited Partnership of Buckeye GP Holdings L.P. in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes.

        Section 2.2    Name.    The name of the Partnership shall be "Buckeye GP Holdings L.P." The Partnership's business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words "Limited Partnership," "L.P.," "Ltd." or similar words or letters shall be included in the Partnership's name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

        Section 2.3    Registered Office; Registered Agent; Principal Office; Other Offices.    Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at 5002 Buckeye Road, Emmaus, PA 18049 or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner shall determine necessary or appropriate. The address of the General Partner shall be 5002 Buckeye Road, Emmaus, PA 18049 or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

        Section 2.4    Purpose and Business.    The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity; and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member, provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve, and may, in its individual capacity, decline to propose or approve, the conduct by the Partnership of any business free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to so propose or approve, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

        Section 2.5    Powers.    The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

        Section 2.6    Power of Attorney.

        (a)    Each Limited Partner hereby constitutes and appoints the General Partner and, if a Liquidator (other than the General Partner) shall have been selected pursuant to Section 12.3, the Liquidator, severally (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

          (i)    execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator determines to be necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Articles IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.5; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger, consolidation or conversion of the Partnership pursuant to Article XIV; and

          (ii)    execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to (A) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or (B) effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

        Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

        (b)    The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner and the transfer of all or any portion of such Limited Partner's Partnership Interest and shall extend to such Limited Partner's heirs, successors, assigns and personal representatives. Each such Limited Partner hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator may request in order to effectuate this Agreement and the purposes of the Partnership.

        Section 2.7    Term.    The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

        Section 2.8    Title to Partnership Assets.    Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III
RIGHTS OF LIMITED PARTNERS

        Section 3.1    Limitation of Liability.    The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

        Section 3.2    Management of Business.    No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership's business, transact any business in the Partnership's name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

        Section 3.3    Outside Activities of the Limited Partners.    Subject to the provisions of Section 7.6, any Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.

        Section 3.4    Rights of Limited Partners.

        (a)    In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner's interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand and at such Limited Partner's own expense:

          (i)    to obtain true and full information regarding the status of the business and financial condition of the Partnership;

          (ii)    promptly after its becoming available, to obtain a copy of the Partnership's federal, state and local income tax returns for each year;

          (iii)    to obtain a current list of the name and last known business, residence or mailing address of each Partner;

          (iv)    to obtain a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with a copy of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

          (v)    to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and that each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

          (vi)    to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

        (b)    The General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner determines, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

ARTICLE IV
CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS;
REDEMPTION OF PARTNERSHIP INTERESTS

        Section 4.1    Certificates.    Upon the Partnership's issuance of Units to any Person, the Partnership shall issue, upon the request of such Person, one or more Certificates in the name of such Person evidencing the number of such Units being so issued. Certificates shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Vice President and the Secretary or any Assistant Secretary of the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the General Partner elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership. Subject to the requirements of Section 6.5, the Partners holding Certificates evidencing Management Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Class B Units are converted into Common Units pursuant to the terms of Section 5.6.

        Section 4.2    Mutilated, Destroyed, Lost or Stolen Certificates.

        (a)    If a mutilated Certificate is surrendered to the Transfer Agent (or the General Partner when acting in such capacity for the applicable class of Partnership Securities), the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent (or General Partner, when acting in such capacity) shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

        (b)    The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent (or General Partner, when acting in such capacity) shall countersign a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

          (i)    makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

          (ii)    requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

          (iii)    if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

          (iv)    satisfies any other reasonable requirements imposed by the General Partner.

        If a Limited Partner fails to notify the General Partner within a reasonable period of time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

        (c)    As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

        Section 4.3    Record Holders.

        The Partnership shall be entitled to recognize the Record Holder as the Limited Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted for trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person shall be the Record Holder of such Partnership Interest.

        Section 4.4    Transfer Generally.

        (a)    The term "transfer," when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the General Partner assigns its General Partner Interest to another Person who becomes the General Partner, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange, or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

        (b)    No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

        (c)    Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of the General Partner of any or all of the shares of stock, membership interests, partnership interests or other ownership interests in the General Partner.

        Section 4.5    Registration and Transfer of Limited Partner Interests.

        (a)    The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. If the Partnership issues Certificates evidencing Limited Partner Interests, the Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

        (b)    Except as otherwise provided in Section 4.8, if the Partnership issues Certificates evidencing Limited Partner Interests, the Partnership shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

        (c)    Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.3, (iii) Section 4.7, (iv) with respect to any series of Limited Partner Interests, the provisions of any statement of designations or amendment to this Agreement establishing such series, (v) any contractual provisions binding on any Limited Partner and (vi) provisions of applicable law including the Securities Act, Limited Partnership Interests shall be freely transferable.

        Section 4.6    Transfer of the General Partner's General Partner Interest.

        (a)    Subject to Section 4.6(c) below, prior to September 30, 2016, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner or its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into such Person or the transfer by the General Partner of all or substantially all of its General Partner Interest to such Person.

        (b)    Subject to Section 4.6(c) below, on or after September 30, 2016, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval.

        (c)    Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement and (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed). In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.2, be admitted to the Partnership as the General Partner immediately prior to the transfer of such General Partner Interest, and the business of the Partnership shall continue without dissolution.

        Section 4.7    Restrictions on Transfers.

        (a)    Except as provided in Section 4.7(c) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

        (b)    The General Partner may impose restrictions on the transfer of Partnership Interests if it receives an Opinion of Counsel that such restrictions are necessary to avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for federal income tax purposes. The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted for trading must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

        (c)    Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted for trading.

        Section 4.8    Citizenship Certificates; Non-citizen Assignees.

        (a)    If any Group Member is or becomes subject to any federal, state or local law or regulation that, in the determination of the General Partner, creates a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner, the General Partner may request any Limited Partner to furnish to the General Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited Partner is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner may request. If a Limited Partner fails to furnish to the General Partner within the aforementioned 30-day period such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the General Partner determines, with the advice of counsel, that a Limited Partner is not an Eligible Citizen, the Partnership Interests owned by such Limited Partner shall be subject to redemption in accordance with the provisions of Section 4.9. In addition, the General Partner may require that the status of any such Limited Partner be changed to that of a Non-citizen Assignee and, thereupon, the General Partner shall be substituted for such Non-citizen Assignee as the Limited Partner in respect of his Limited Partner Interests.

        (b)    The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-citizen Assignees, distribute the votes in the same ratios as the votes of Partners (including the General Partner) in respect of Limited Partner Interests other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter.

        (c)    Upon dissolution of the Partnership, a Non-citizen Assignee shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-citizen Assignee's share of the distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-citizen Assignee of his Limited Partner Interest (representing his right to receive his share of such distribution in kind).

        (d)    At any time after he can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the General Partner, request that with respect to any Limited Partner Interests of such Non-citizen Assignee not redeemed pursuant to Section 4.9, such Non-citizen Assignee be admitted as a Limited Partner, and upon approval of the General Partner, such Non-citizen Assignee shall be admitted as a Limited Partner and shall no longer constitute a Non-citizen Assignee and the General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-citizen Assignee's Limited Partner Interests.

        Section 4.9    Redemption of Partnership Interests of Non-citizen Assignees.

        (a)    If at any time a Limited Partner fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.8(a), or if upon receipt of such Citizenship Certification or other information the General Partner determines, with the advice of counsel, that a Limited Partner is not an Eligible Citizen, the Partnership may, unless the Limited Partner establishes to the satisfaction of the General Partner that such Limited Partner is an Eligible Citizen or has transferred his Partnership Interests to a Person who is an Eligible Citizen and who furnishes a Citizenship Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Limited Partner Interest of such Limited Partner as follows:

          (i)    The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate evidencing the Redeemable Interests and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

          (ii)    The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 10% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

          (iii)    Upon surrender by or on behalf of the Limited Partner, at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, the Limited Partner or his duly authorized representative shall be entitled to receive the payment therefor.

          (iv)    After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

        (b)    The provisions of this Section 4.9 shall also be applicable to Limited Partner Interests held by a Limited Partner as nominee of a Person determined to be other than an Eligible Citizen.

        (c)    Nothing in this Section 4.9 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner in a Citizenship Certification that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

        Section 4.10    Taxation Certificates and Related Matters.

        If at any time the General Partner determines, with the advice of counsel, that the Partnership's status as an association not taxable as a corporation and not otherwise subject to an entity-level tax for federal, state or local income tax purposes, coupled with the tax status (or lack of proof of the federal income tax status) of one or more Limited Partners, has or will reasonably likely in the future have a material adverse effect on the maximum applicable rate that can be charged to customers by subsidiaries of the MLP that are subject to rate regulation by the Federal Energy Regulatory Commission then the General Partner may, in its sole discretion and acting alone, adopt such amendments to this Agreement as it determines to be necessary or advisable to (i) obtain such proof of the federal income tax status of the Limited Partners and, to the extent relevant, their beneficial owners and thereby determine those Limited Partners whose federal income tax status has or will reasonably likely in the future have such a material adverse effect (such Limited Partners, together with any Limited Partner who fails to comply with the procedures instituted by the General Partner, an "Ineligible Holder") and (ii) permit the General Partner to redeem Units held by any Ineligible Holder, at the lesser of (A) the Current Market Price (the date of determination of which shall be the date fixed for redemption) of the Units of the class to be so redeemed and (B) the price paid for such Units by the Ineligible Holder. Such Amendments may include provisions requiring all Limited Partners to certify as to their federal income tax status upon demand and on a regular basis, as determined by the General Partner, and may require transferees of Units to so certify prior to being admitted to the Partnership as a Limited Partner.

ARTICLE V
CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

        Section 5.1    Organizational Issuances.

        (a)    In connection with the formation of the Partnership under the Delaware Act, the General Partner was admitted as the General Partner of the Partnership with 0.01% economic interest in the Partnership and the Initial Limited Partners, other than the Underwriters, were admitted to the Partnership.

        (b)    On the Closing Date, all MainLine Interests and interests in MainLine GP, Inc. shall be exchanged for Common Units and Management Units as set forth in the Contribution Agreement. The Capital Account of the Management Units shall be $0 as of the Closing Date and will constitute a profits interest in the Partnership for federal income tax purposes.

        Section 5.2    Contributions by the Underwriters.

        (a)    On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contribution to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

        (b)    Upon the exercise of the Over-Allotment Option, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units to be purchased by such Underwriter at the Option Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contributions to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit. The Partnership shall use the proceeds from such Capital Contributions to redeem pro rata from the Initial Limited Partners that number of Common Units and/or Management Units equal to the number of Common Units sold to the Underwriters in connection with the exercise of the Over-Allotment Option.

        (c)    Subject to Section 5.1, no Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to subparagraph (a) hereof in aggregate number equal to 10,500,000 Common Units and (ii) the "Option Units" as such term is used in the Underwriting Agreement issuable upon exercise of the Over-Allotment Option pursuant to subparagraph (b) hereof in an aggregate number of up to 1,575,000 additional Common Units, (iii) the Common Units issued to certain of the Initial Limited Partners in aggregate number equal to 16,438,000 and (iv) the Management Units issued to certain of the Initial Limited Partners in an aggregate number equal to 1,362,000.

        Section 5.3    Interest and Withdrawal.    No interest on Capital Contributions shall be paid by the Partnership. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners agree within the meaning of Section 17-502(b) of the Delaware Act.

        Section 5.4    Capital Accounts.

        (a)    The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest pursuant to this Agreement and (ii) all items of Partnership income and gain (including income and gain exempt from tax) computed in accordance with Section 5.4(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest pursuant to this Agreement and (y) all items of Partnership deduction and loss computed in accordance with Section 5.4(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

        (b)    For purposes of computing the amount of any item of income, gain, loss or deduction which is to be allocated pursuant to Article VI and is to be reflected in the Partners' Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

          (i)    Solely for purposes of this Section 5.4, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the MLP Agreement) of all property owned by the MLP or any other Subsidiary that is classified as a partnership for federal income tax purposes.

          (ii)    All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

          (iii)    Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

          (iv)    Any income, gain, loss or deduction attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership's Carrying Value with respect to such property as of such date.

          (v)    In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.4(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that, if the asset has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any method that the General Partner may adopt.

          (vi)    If the Partnership's adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to Section 48(q)(1) or 48(q)(3) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Partners pursuant to Section 6.1. Any restoration of such basis pursuant to Section 48(q)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.

        (c)    A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

        (d)    (i)    In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of Partnership Interests as consideration for the provision of services, or the conversion of the General Partner's Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1(c) in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines) to arrive at a fair market value for individual properties.

          (ii)    In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1(c) in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution that is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined and allocated in the same manner as that provided in Section 5.4(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such method of valuation as it may adopt.

        Section 5.5    Issuances of Additional Partnership Securities.

        (a)    The Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.

        (b)    Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.5(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which the Partnership may or shall be required to redeem the Partnership Security (including sinking fund provisions); (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Security; and (viii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative designations, preferences, rights, powers and duties of such Partnership Security.

        (c)    The General Partner is hereby authorized and directed to take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.5, (ii) the admission of additional Limited Partners and (iii) all additional issuances of Partnership Securities. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Securities, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed or admitted for trading.

        Section 5.6    Conversion of Management Units.

        (a)    At any time, upon written notice to the General Partner, any holder of Management Units will have the right to require the Partnership to convert all or any portion of such holder's Management Units into Common Units on a one for one basis (a "Conversion Notice").

        (b)    Upon the conversion of Management Units in accordance with this Section 5.6, each converting holder shall be deemed to be the holder of record of the number of Common Units issuable upon conversion, notwithstanding that the Certificates representing such Common Units shall not then actually be delivered to such person. Upon notice from the Partnership, each holder of Management Units so converted shall promptly surrender to the General Partner the Certificates representing the Management Units so converted in proper transfer form. Each Management Unit shall be canceled by the General Partner upon its conversion.

        (c)    A Management Unit that has converted into a Common Unit pursuant to this Section 5.6 shall be subject to the provisions of Section 6.5(b).

        (d)    The issuance or delivery of Certificates for Common Units upon the conversion of Management Units shall be made without charge to the converting holder of Management Units for such Certificates or for any tax in respect of the issuance or delivery of such Certificates or the securities represented thereby, and such Certificates shall be issued or delivered in the respective names of, or in such names as may be directed by, the holders of the Management Units converted; provided, however, that the Partnership shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any such Certificate in a name other than that of the holder of the Management Units converted, and the Partnership shall not be required to issue or deliver such Certificate unless or until the Person or Persons requesting the issuance or delivery thereof shall have paid to the Partnership the amount of such tax or shall have established to the reasonable satisfaction of the Partnership that such tax has been paid.

        Section 5.7    No Preemptive Right.    No Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Interest, whether unissued, held in the treasury or hereafter created.

        Section 5.8    Splits and Combinations.

        (a)    Subject to Section 5.8(d), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis or stated as a number of Units are proportionately adjusted to account for such subdivision or combination.

        (b)    Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

        (c)    Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the

General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

        (d)    The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of this Section 5.8(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

        Section 5.9    Fully Paid and Non-Assessable Nature of Limited Partner Interests.    All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 of the Delaware Act.

ARTICLE VI
ALLOCATIONS AND DISTRIBUTIONS

        Section 6.1    Allocations for Capital Account Purposes.    For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership's items of income, gain, loss and deduction (computed in accordance with Section 5.4(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein below.

        (a)    Net Income. After giving effect to the special allocations set forth in Section 6.1(d) and any allocations to other Partnership Securities, Net Income for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable year shall be allocated to the Partners in accordance with their respective Percentage Interests.

        (b)    Net Losses. After giving effect to the special allocations set forth in Section 6.1(d) and any allocations to other Partnership Securities, Net Losses for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Losses for such taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests; provided that Net Losses shall not be allocated pursuant to this Section 6.1(d) to the extent that such allocation would cause any Partner to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account), instead any such Net Losses shall be allocated to Partners with positive Adjusted Capital Account balances in accordance with their Percentage Interests until such positive Adjusted Capital Accounts are reduced to zero, and thereafter to the General Partner.

        (c)    Net Termination Gains and Losses. After giving effect to the special allocations set forth in Section 6.1(d), all items of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of Available Cash provided under Section 6.3 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

          (i)    If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.4(d)), such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

            (A)    First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account; and

            (B)    Second, 100% to all Partners in accordance with their Percentage Interests.

          (ii)    If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.4(d)), such Net Termination Loss shall be allocated among the Partners in the following manner:

            (A)    First, 100% to all Partners, Pro Rata, until the Capital Account in respect of each Unit then Outstanding has been reduced to zero; and

            (B)    Second, the balance, if any, to the General Partner.

        (d)    Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

          (i)    Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Sections 6.1(d)(v) and 6.1(d)(vi)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

          (ii)    Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Sections 6.1(d)(v) and 6.1(d)(vi), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

          (iii)    Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under

  Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(d)(i) or (ii).

          (iv)    Gross Income Allocations. In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(iv) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(iv) were not in this Agreement.

          (v)    Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines that the Partnership's Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

          (vi)    Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

          (vii)    Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

          (viii)    Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

          (ix)    Economic Uniformity. With respect to any taxable period ending upon, or after, the date a Conversion Notice is given by a holder of Management Units pursuant to Section 5.6, items of Partnership income and gain shall be allocated 100% to each Partner holding such Management Units until each such Partner has been allocated an amount of Partnership income or gain that increases the Capital Account maintained with respect to each converted Management Unit to an amount equal to the product of (1) the number of converted Management Units and (2) the Per Unit Capital Amount for a Common Unit. The purpose for this allocation is to establish uniformity between the Capital Accounts underlying converted Management Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of Management Units into Common Units.

          (x)    Curative Allocation.

            (A)    Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. Allocations pursuant to this Section 6.1(d)(x)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(x)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner determines that such allocations are likely to be offset by subsequent Required Allocations.

            (B)    The General Partner shall, with respect to each taxable period, to (1) apply the provisions of Section 6.1(d)(x)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(x)(A) among the Partners in a manner that is likely to minimize such economic distortions.

          (xi)    Corrective Allocations. In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

            (A)    In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount that would have been the Capital Account balance of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c) hereof.

            (B)    In making the allocations required under this Section 6.1(d)(xi), the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 6.1(d)(xi).

        Section 6.2 Allocations for Tax Purposes.

        (a)    Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Section 6.1.

        (b)    In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

          (i)    (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution; and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.1.

          (ii)    (A) In the case of an Adjusted Property, such items shall (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.4(d)(i) or 5.4(d)(ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 6.2(b)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.1.

          (iii)    The General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities, except as otherwise determined by the General Partner with respect to any goodwill in the Partnership.

        (c)    For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(c) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

        (d)    The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Partnership's common basis of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-1(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

        (e)    Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

        (f)    All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code which may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

        (g)    Each item of Partnership income, gain, loss and deduction, shall for federal income tax purposes, be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Common Units are then traded on the first Business Day of each month; provided, however, that (i) such items for the period beginning on the Closing Date and ending on the last day of the month in which the Option Closing Date or the expiration of the Over-Allotment Option occurs shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Common Units are then traded on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Common Units are then traded on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

        (h)    Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

        Section 6.3    Requirement and Characterization of Distributions; Distributions to Record Holders.

        (a)    Except as provided in Section 6.4, within 75 days following the end of each Quarter commencing with the Quarter ending on September 30, 2006, subject to Section 6.4 with respect to the Quarter in which the Closing Date occurs, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners in accordance with their respective Percentage Interests as of the Record Date selected by the General Partner. All distributions required to be made under this Agreement shall be made subject to Section 17-607 of the Delaware Act.

        (b)    Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

        (c)    The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

        (d)    Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

        Section 6.4    Distribution of Proceeds from the Initial Offering; First Quarterly Distribution.

        (a)    All cash of the Partnership Group on hand as of the Closing Date, together with any proceeds received by the Partnership Group from the repayment of the outstanding indebtedness of MainLine L.P. with the proceeds of the Initial Offering (including release of any funds deposited in reserve accounts pursuant to the documents governing such indebtedness) shall be distributed to the Initial Limited Partners. Such amounts shall not constitute Available Cash for any purposes of this Agreement.

        (b)    Notwithstanding any provision of Section 6.3(a) or any other provision of this Agreement to the contrary, Available Cash with respect to the Quarter in which the Closing Date occurs shall be distributed as follows: (i) a portion of the Available Cash, calculated by multiplying Available Cash for such Quarter by a fraction, the numerator of which is the number of days in such Quarter before the Closing Date and the denominator of which is the total number of days in such Quarter, shall be distributed to the Initial Limited Partners; and (iii) the remaining Available Cash for such Quarter shall be distributed to the Partners in accordance with their respective Percentage Interests as of the Record Date selected by the General Partner.

        (c)    Any distribution to the Initial Limited Partners pursuant to Section 6.3(a) and (b) above shall be distributed in accordance with the provisions of the limited partnership agreement of MainLine L.P., as such agreement existed at December 15, 2005.

        Section 6.5    Special Provisions Relating to the Holders of Management Units.

        (a)    Except as otherwise provided in the Agreement and unless the context otherwise requires, (i) the Management will have voting rights that are identical to the voting rights of Common Units and will vote with the Common Units as a single class, so that each Management Unit will be entitled to one vote on each matter with respect to which each Common Unit is entitled to vote and (ii) for all other purposes the holder of a Management Unit shall have all of the rights and obligations of a Limited Partner holding Common Units hereunder. Immediately upon the conversion of a Management Unit into a Common Unit pursuant to Section 5.6, the holder of a Management Unit that has converted into a Common Unit shall possess all of the rights and obligations of a Unitholder holding a Common Unit hereunder; provided, however, that a converted Management Unit shall remain subject to the provisions of Section 6.1(d)(ix) and Section 6.5(b).

        (b)    The holder of a Management Unit that has converted into a Common Unit pursuant to Section 5.6 shall not be issued a Common Unit Certificate pursuant to Section 4.1 and shall not be permitted to transfer its converted Management Units to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that a converted Management Unit should have, as a substantive matter, like intrinsic economic and United States federal income tax characteristics, in all material respects, to the intrinsic economic and United States federal income tax characteristics of a Common Unit then Outstanding. In connection with the condition imposed by this Section 6.5(b), the General Partner shall take whatever steps are required to provide economic uniformity to the converted Management Units in preparation for a transfer of such converted Management Units, including the application of Section 6.1(d)(ix); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units represented by Common Unit Certificates.

ARTICLE VII
MANAGEMENT AND OPERATION OF BUSINESS

        Section 7.1    Management.

        (a)    The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3 and Section 7.4, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

          (i)    the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

          (ii)    the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

          (iii)    the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3 and Article XIV);

          (iv)    the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership, its Subsidiaries and the MLP; subject to Section 7.7(a), the lending of funds to other Persons; the repayment or guarantee of obligations of the Partnership, its Subsidiaries and the MLP and the making of capital contributions to any member of the Partnership, its Subsidiaries and the MLP;

          (v)    the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

          (vi)    the distribution of Partnership cash;

          (vii)    the selection and dismissal of employees (including employees having titles such as "president," "vice president," "secretary" and "treasurer") and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

          (viii)    the maintenance of insurance for the benefit of the Partnership, the Partners and Indemnitees;

          (ix)    the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, limited liability companies, corporations or other relationships (including the acquisition of interests in, and the contributions of property to, the MLP and its Subsidiaries from time to time) subject to the restrictions set forth in Section 2.4;

          (x)    the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

          (xi)    the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

          (xii)    the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.7);

          (xiii)    the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of additional options, rights, warrants and appreciation rights relating to Partnership Securities;

          (xiv)    the undertaking of any action in connection with the Partnership's participation in the management of the MLP through its ownership of the MLP General Partner;

          (xv)    causing to be registered for resale under the Securities Act and applicable state securities laws, the Partnership Securities held by the General Partner or any Affiliate of the General Partner; provided, however, that such registration for resale of any Partnership Securities shall be subject to certain restrictions and limitations; and

          (xvi)    the approval and authorization of any action taken by the MLP General Partner to limit or modify the incentive distribution rights in the MLP held by the Partnership or its Affiliates, if the General Partner determines that such limitation or modification does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect.

        (b)    Notwithstanding any other provision of this Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of the Underwriting Agreement and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; (ii) agrees that the General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them, of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV), shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the

Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

        Section 7.2    Certificate of Limited Partnership.    The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act and shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

        Section 7.3    Restrictions on General Partner's Authority.

        (a)    Except as provided in Articles XII and XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the Partnership Group's assets taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) or approve on behalf of the Partnership or its Subsidiaries the sale, exchange or other disposition of all or substantially all of the assets of the MLP, without the approval of holders of a majority of the outstanding Units; provided however that this provision shall not preclude or limit the General Partner's ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group in connection with obligations of the Partnership and shall not apply to any forced sale of any or all of the assets of the Partnership or the MLP pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a majority of the outstanding Units, the General Partner shall not, on behalf of the Partnership, (i) consent to any amendment to this Agreement, the operating agreement of any Subsidiary or, except as expressly permitted by Section 7.10(d), take any action that would adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to any other class of Partnership Interests) in any material respect or (ii) except as permitted under Sections 4.6, 11.1 and 11.2, elect or cause the Partnership to elect a successor general partner of the Partnership.

        Section 7.4    Certain Undertakings Regarding Separateness of the Partnership

        (a)    Separate Records. The Partnership shall maintain (i) its books and records, (ii) its accounts, and (iii) its financial statements, separate from those of any other Person, other than other Holdings Group Members and, in the case of financial statements, Buckeye GP LLC.

        (b)    Separate Assets. The Partnership shall not commingle or pool its funds or other assets with those of any other Person, other than other Holdings Group Members.

        (c)    Separate Name. The Partnership shall (i) conduct its business in its own name, (ii) use separate stationery, invoices, and checks, (iii) correct any known misunderstanding regarding its separate identity, and (iv) generally hold itself out as a separate entity.

        (d)    Separate Credit. The Partnership shall not (i) pay its own liabilities from a source other than its own funds, (ii) guarantee or become obligated for the debts of any other Person, other than other Holdings Group Members, (iii) hold out its credit as being available to satisfy the obligations of any other Person, other than other Holdings Group Members or (iv) pledge its assets to secure the obligations of any other Person or make loans or advances to any Person, in each case other than other Holdings Group Members.

        (e)    Separate Formalities. The Partnership shall observe all limited partnership formalities and other formalities required by its organizational documents, the laws of the State of Delaware, or other laws, rules, regulations and orders of governmental authorities exercising jurisdiction over it.

        Section 7.5    Reimbursement of the General Partner.

        (a)    Except as provided in this Section 7.5 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as general partner or managing member of any Group Member.

        (b)    The General Partner shall be reimbursed on a monthly basis, or such other reasonable basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person including Affiliates of the General Partner to perform services for the Partnership or for the General Partner in the discharge of its duties to the Partnership Group), and (ii) all other expenses allocable to the Partnership Group or otherwise incurred by the General Partner in connection with operating the Partnership Group's business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.5 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.8.

        (c)    The General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any one of its Affiliates, in each case for the benefit of employees of the General Partner, any Group Member or any Affiliate, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group or the MLP Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliates are obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Securities purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.5(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.5(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner's General Partner Interest.

        Section 7.6    Outside Activities.

        (a)    After the Closing Date, the General Partner, for so long as it is the general partner of the Partnership (i) agrees that its sole business will be to act as the general partner or managing member of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership) and (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member.

        (b)    Except as specifically restricted by Section 7.6(a), each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member or any member of the MLP Group, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member or any member of the MLP Group, and none of the same shall constitute a breach of this Agreement or any duty express or implied by law to any Group Member or any member of the MLP Group or any Partner. None of any Group Member, any member of the MLP Group any Limited Partner nor any other Person shall have any rights by virtue of this Agreement, the MLP Agreement or the partnership relationship established hereby or thereby in any business ventures of any Indemnitee.

        (c)    Subject to the terms of Section 7.6(a) and Section 7.6(b), but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.6 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of the General Partner's fiduciary duties or any other obligation of any type whatsoever of the General Partner for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) the General Partner and the Indemnities shall have no obligation hereunder or as a result of any duty expressed or implied by law to present business opportunities to the Partnership.

        (d)    The General Partner and any of its Affiliates may acquire Units or other Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, in their sole discretion, all rights of a General Partner or Limited Partner, as applicable, relating to such Units or Partnership Securities.

        (e)    The term "Affiliates" when used in Section 7.6(d) with respect to the General Partner shall not include any Group Member or any member of the MLP Group.

        (f)    Anything in this Agreement to the contrary notwithstanding, to the extent that provisions of Sections 7.8, 7.9, 7.10, 7.11 or other Sections of this Agreement purport or are interpreted to have the effect of restricting the fiduciary duties that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partner to the Partnership and its Limited Partners, or to constitute a waiver or consent by the Limited Partners to any such restriction, such provisions shall be inapplicable and have no effect in determining whether the General Partner has complied with its fiduciary duties in connection with determinations made by it under this Section 7.6.

        Section 7.7    Loans from the General Partner; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain Restrictions on the General Partner.

        (a)    The General Partner or any of its Affiliates may, but shall be under no obligation to, lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm's-length basis (without reference to the lending party's financial abilities or guarantees) all as determined by the General Partner. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.7(a) and Section 7.7(b), the term "Group Member" shall include any Affiliate of a Group Member that is controlled by the Group Member. No Group Member may lend funds to the General Partner or any of its Affiliates (other than Group Members).

        (b)    Any Group Member (including the Partnership) may lend or contribute to any Group Member, and any Group Member may borrow from any other Group Member (including the Partnership), funds on terms and conditions determined by the General Partner; provided, however, that the lending Group Member may not charge the borrowing Group Member interest at a rate less than the rate that would be charged to the Group Member (without reference to the General Partner's financial abilities or guarantees) by unrelated lenders on comparable loans. The foregoing authority shall be exercised by the General Partner in its sole discretion and shall not create any right or benefit in favor of any Group Member or any other Person.

        (c)    The General Partner may itself, or may enter into an agreement with any of its Affiliates to, render services to a Group Member or to the General Partner in the discharge of its duties as general partner of the Partnership. Any services rendered to a Group Member by the General Partner or any of its Affiliates shall be on terms that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.7(c) shall be deemed satisfied as to (i) any transaction approved by Special Approval, (ii) any transaction, the terms of which are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership), is equitable to the Partnership. The provisions of Section 7.5 shall apply to the rendering of services described in this Section 7.7(c).

        (d)    The Partnership may transfer assets to joint ventures, other partnerships, corporations, limited liability companies or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions as are consistent with this Agreement and applicable law.

        (e)    Neither the General Partner nor any of its Affiliates shall sell, transfer or convey any property to, or purchase any property from, the Partnership, directly or indirectly, except pursuant to transactions that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.7(e) shall be deemed to be satisfied as to (i) the transactions effected pursuant to Sections Section 5.1 and 5.2 and any other transactions described in or contemplated by the Registration Statement, (ii) any transaction approved by Special Approval, (iii) any transaction, the terms of which are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties, or (iv) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership), is equitable to the Partnership. With respect to any contribution of assets to the Partnership in exchange for Partnership Securities, the Conflicts Committee, in determining whether the appropriate number of Partnership Securities are being issued, may take into account, among other things, the fair market value of the assets, the liquidated and contingent liabilities assumed, the tax basis in the assets, the extent to which tax-only allocations to the transferor will protect the existing partners of the Partnership against a low tax basis, and such other factors as the Conflicts Committee deems relevant under the circumstances.

        (f)    The General Partner and its Affiliates will have no obligation to permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use, nor shall there be any obligation on the part of the General Partner or its Affiliates to enter into such contracts.

        (g)    Without limitation of Sections 7.7(a) through 7.7(f), and notwithstanding anything to the contrary in this Agreement, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners.

        Section 7.8    Indemnification.

        (a)    To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.8, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct, or in the case of a criminal matter, acted with knowledge that the Indemnitee's conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.8 shall be available to the General Partner or its Affiliates (other than a Group Member) with respect to its or their obligations incurred pursuant to the Underwriting Agreement (other than obligations incurred by the General Partner on behalf of the Partnership). Any indemnification pursuant to this Section 7.8 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

        (b)    To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.8(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.8.

        (c)    The indemnification provided by this Section 7.8 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests entitled to vote on such matter, as a matter of law or otherwise, both as to actions in the Indemnitee's capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

        (d)    The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership's activities or such Person's activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

        (e)    For purposes of this Section 7.8, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute "fines" within the meaning of Section 7.8(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

        (f)    In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

        (g)    An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.8 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

        (h)    The provisions of this Section 7.8 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

        (i)    No amendment, modification or repeal of this Section 7.8 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or-in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

        Section 7.9    Liability of Indemnitees.

        (a)    Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee's conduct was criminal.

        (b)    Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

        (c)    To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership's business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.

        (d)    Any amendment, modification or repeal of this Section 7.9 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.9 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted, and provided such Person became an Indemnitee hereunder prior to such amendment, modification or repeal.

        Section 7.10    Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.    Unless otherwise expressly provided in this Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member or any Partner, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, or any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Common Units (excluding Common Units owned by the General Partner and its Affiliates), (iii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution, and the General Partner may also adopt a resolution or course of action that has not received Special Approval. If Special Approval is not sought and the Board of Directors of the General Partner determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above, then it shall be presumed that, in making its decision, the Board of Directors acted in good faith, and in any proceeding brought by any Limited Partner or by or on behalf of such Limited Partner or any other Limited Partner or the Partnership challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or equity, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners and shall not constitute a breach of this Agreement.

        (a)    Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, or any other agreement contemplated hereby or otherwise, then unless another express standard is provided for in this Agreement, the General Partner, or such Affiliates causing it to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards imposed by this Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. In order for a determination or other action to be in "good faith" for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must believe that the determination or other action is in the best interests of the Partnership.

        (b)    Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner, and the General Partner, or such Affiliates causing it to do so, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. By way of illustration and not of limitation, whenever the phrase, "at the option of the General Partner," or some variation of that phrase, is used in this Agreement, it indicates that the General Partner is acting in its individual capacity.

        (c)    Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall be at its option.

        (d)    Except as expressly set forth in this Agreement, neither the General Partner nor any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership or any Limited Partner and the provisions of this Agreement, to the extent that they restrict or otherwise modify the duties and liabilities, including fiduciary duties, of the General Partner or any other Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of the General Partner or such other Indemnitee.

        (e)    The Limited Partners hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.10.

        Section 7.11    Other Matters Concerning the General Partner.

        (a)    The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

        (b)    The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

        (c)    The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership. Each such attorney shall, to the extent provided by the General Partner in the power of attorney, have full power and authority to do and perform each and every act and duty that is permitted or required to be done by the General Partner hereunder.

        Section 7.12    Purchase or Sale of Partnership Securities.    The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any of its Affiliates may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for their own account, subject to the provisions of Articles IV and X.

        Section 7.13    Registration Rights of the General Partner, its Affiliates and the Initial Limited Partners

        (a)    Shelf Registration.

          (i)    Filing. As promptly as practicable following the first date upon which the Partnership satisfies the eligibility requirements for use of a registration statement on Form S-3, the Partnership shall file with the Commission a registration statement on Form S-3 (or any successor form under the Securities Act, each a "Shelf Registration Statement") relating to the offer and sale of all of (a) the Common Units acquired by the Initial Limited Partners and the General Partner pursuant to the Contribution Agreement and Common Units acquired upon conversion of the Management Units and (b) any other Partnership Securities of a registered class acquired directly from the Partnership or an Affiliate of the Partnership ("Registrable Securities") by (x) the Initial Limited Partners, (y) subject to Section 7.13(f), the transferees of the Initial Limited Partners for whom Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available, and (z) the General Partner and its Affiliates (each Person described in clauses (x), (y) and (z) being a "Holder" and, collectively, the "Holders"), providing for the offer and sale of such Registrable Securities by the Holders from time to time in accordance with the methods of distribution elected by such Holders, which shall include an underwriting plan of distribution. Thereafter, the Partnership shall use its commercially reasonable efforts to cause such Shelf Registration Statement to be declared or become effective under the Securities Act.

          (ii)    Continued Effectiveness. The Partnership shall use its commercially reasonable efforts to keep such Shelf Registration Statement continuously effective under the Securities Act in order to permit the prospectus forming a part thereof to be usable by Holders until the earlier of (i) the date as of which all Registrable Securities covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement or another registration statement filed under the Securities Act (but in no event prior to the applicable period referred to in Section 4(3) of the Securities Act and Rule 174 thereunder) and (ii) the date as of which every Holder is permitted to sell its Registrable Securities without registration pursuant to Rule 144 or another exemption under the Securities Act without volume limitation or other restrictions on transfer thereunder (such period of effectiveness, the "Shelf Period"). Subject to Section 7.13(a)(iii), the Partnership shall not be deemed to have used commercially reasonable efforts to keep the Shelf Registration Statement effective during the Shelf Period if the Partnership voluntarily takes any action or omits to take any action that would result in Holders not being able to offer and sell any Registrable Securities owned by such Holders pursuant to such Shelf Registration Statement during the Shelf Period, unless such action or omission is required by applicable law.

          (iii)    Suspension of Registration. If the Conflicts Committee determines in good faith that any offering under, or the use of any prospectus forming a part of, the Shelf Registration Statement would be materially detrimental to the Partnership and its Partners because such offering or use would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership or the MLP, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right, upon giving at least five days' prior written notice of such action to the Holders, to suspend all Holders' ability to use the Shelf Registration Statement (a "Shelf Suspension"). The Partnership shall immediately notify the Holders upon the termination of any Shelf Suspension, amend or supplement the prospectus contained in the Shelf Registration Statement, if necessary, so it does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and furnish to the Holders such numbers of copies of such prospectus as so amended or supplemented as the Holders may reasonably request. The Partnership agrees, if necessary, to supplement or make amendments to the Shelf Registration Statement, if required by the registration form used by the Partnership for the Shelf Registration or by the instructions applicable to such registration form or by the Securities Act or the rules or regulations promulgated thereunder or as may reasonably be requested by a Holder.

        (b)    Demand Registration.

          (i)    If (A) at any time there is no effective Shelf Registration Statement on file with the Commission under which a Holder could sell all of its Registrable Securities or the General Partner and its Affiliates holds Partnership Securities that they desire to sell and (B) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such Holder to dispose of the number of such Registrable Securities or, in the case of the General Partner and its Affiliates, other Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of (X) any Holder that beneficially owns 10% or more of the Partnership's outstanding Common Units or (B) after the date that is 16 months after the Closing Date, any Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all commercially reasonable efforts to cause to become effective and remain effective for a period of not less than 180 days following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of such Partnership Securities specified by such Person. Any such requested registration shall hereinafter be referred to as a "Demand Registration." Each request for a Demand Registration shall specify the kind and aggregate amount of Partnership Securities to be registered and the intended methods of disposition thereof. Within 60 days of a request for a Demand Registration, the Partnership shall file a registration statement relating to such Demand Registration (a "Demand Registration Statement"), and shall use its commercially reasonable efforts to cause such Demand Registration Statement to promptly be declared or become effective under (i) the Securities Act and (ii) the "Blue Sky" laws of such jurisdictions, as any managing underwriter or underwriters, if any, or their counsel reasonably request.

          (ii)    Limitation on Demand Registrations. If the Conflicts Committee determines in good faith that the Demand Registration would be materially detrimental to the Partnership and its Partners because such registration would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership or the MLP, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to postpone such Demand Registration for a period of not more than three months after receipt of a Holder's request for a Demand Registration. Except as provided in the preceding sentence, the Partnership shall be deemed not to have used all commercially reasonable efforts to keep the registration statement effective during the applicable period if it voluntarily takes any action that would result in Holders of Partnership Securities covered thereby not being able to offer and sell such Partnership Securities at any time during such period, unless such action is required by applicable law. In connection with any Demand Registration pursuant to this Section 7.13(b), the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to the Demand Registration under the securities laws of such states as the Holders shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on any National Securities Exchange on which any Partnership Securities are listed or admitted for trading, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holders to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.13(d), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership without reimbursement by the Holders.

          (iii)    Effective Registration. The Partnership shall be deemed to have effected a Demand Registration if the Demand Registration Statement is declared effective by the Commission (or otherwise become effective) and remains effective for (i) not less than 180 days (or such shorter period as will terminate when all Partnership Securities covered by such Demand Registration Statement have been sold or withdrawn), (ii) the Shelf Period, in the case of a Shelf Registration, or (iii) if any such registration statement relates to an offering in which Partnership Securities are sold to an underwriter or underwriters on a firm commitment basis for reoffering to the public (an "Underwritten Offering"), such longer period as, in the opinion of counsel for the underwriter or underwriters, a prospectus is required by law to be delivered in connection with sales of Partnership Securities by an underwriter or dealer (the applicable period, the "Demand Period"). No Demand Registration shall be deemed to have been effected if:

            (A)    during the Demand Period such registration is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court; or

            (B)    the conditions to closing specified in the underwriting agreement, if any, entered into in connection with such offering are not satisfied other than by reason of a wrongful act, misrepresentation or breach of such applicable underwriting agreement by a Holder.

          (iv)    Demand Notice. Promptly upon receipt of any request for a Demand Registration pursuant to Section 7.13(b)(i) (but in no event more than five Business Days thereafter), the Partnership shall deliver a written notice (a "Demand Notice") of any such Demand Registration to all other Holders, and the Partnership shall include in such Demand Registration all Registrable Securities or, in the case of the General Partner and its Affiliates, other Partnership Securities, with respect to which the Partnership has received written requests for inclusion therein within ten Business Days after the date that the Demand Notice has been delivered. All requests made pursuant to this Section 7.13(b)(iv) shall specify the aggregate amount of Partnership Securities to be registered and the intended method of distribution of such securities.

          (v)    Preemption. If not more than 30 days prior to receipt of any request for a Demand Registration pursuant to Section 7.13(b)(i), the Partnership or the MLP shall have (i) circulated to prospective underwriters and their counsel a draft of a registration statement for a primary offering of Partnership Securities on behalf of the Partnership or securities of the MLP on behalf of the MLP, (ii) solicited bids for a primary offering of Partnership Securities or securities of the MLP, or (iii) otherwise reached a written understanding with an underwriter with respect to a primary offering of Partnership Securities or securities of the MLP, the Partnership may preempt the Demand Registration with such primary offering by delivering written notice of such intention (the "Preemption Notice") to the Holders, within five days after the Partnership has received the request. The period of preemption may be up to 45 days following the date such Preemption Notice is delivered. Notwithstanding anything to the contrary herein, the Partnership shall not be entitled to exercise its right to preempt a Demand Registration pursuant to this Section 7.13(b)(v) more than once during any 12-month period.

          (vi)    Delay in Filing; Suspension of Registration. If the Conflicts Committee determines in good faith that any offering under, or the use of any prospectus forming a part of, the Demand Registration Statement would be materially detrimental to the Partnership and its Partners because such offering or use would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership or the MLP, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of the Demand Registration Statement (a "Demand Suspension"). The Partnership shall immediately notify the Holders upon the termination of any Demand Suspension, amend or supplement the prospectus contained in the Shelf Registration Statement, if necessary, so it does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and furnish to the Holders such numbers of copies of such prospectus as so amended or supplemented as the Holders may reasonably request. The Partnership agrees, if necessary, to supplement or make amendments to the Demand Registration Statement, if required by the registration form used by the Partnership for the Demand Registration or by the instructions applicable to such registration form or by the Securities Act or the rules or regulations promulgated thereunder or as may reasonably be requested by a Holder.

          (vii)    Underwritten Offering. If a Holder so elects, an offering of Partnership Securities pursuant to a Demand Registration shall be in the form of an Underwritten Offering. Such Holder, or if there are more than one Holder electing an offering in the form of an Underwritten Offering, Holders owning a majority of the Partnership Securities to be offered in the form of an Underwritten Offering shall have the right to select the managing underwriter or underwriters to administer the offering; provided such managing underwriter or underwriters shall be reasonably acceptable to the Partnership.

          (viii)    Priority of Securities Registered Pursuant to Demand Registrations. If the managing underwriter or underwriters of a proposed Underwritten Offering of the Partnership Securities included in a Demand Registration advise the General Partner in writing that, in its or their opinion, the number of Partnership Securities requested to be included in such Demand Registration exceeds the number that can be sold in such offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, the securities to be included in such Demand Registration shall be:

            (A)    first, the number of Partnership Securities that, in the opinion of such managing underwriter or underwriters can be sold without having such adverse effect, with such number to be allocated pro rata among the Holders that have requested to participate in such Demand Registration based on the relative number of Registrable Securities and other Partnership Securities, in the case of the General Partner and its Affiliates, then held by each such Holder (provided that any securities thereby allocated to a Holder that exceed such Holder's request shall be reallocated among the remaining requesting Holders in like manner); and

            (B)    second, and only if all the securities referred to in clause (A) have been included, the number of Partnership Securities that the Partnership proposes to include in such Demand Registration that, in the opinion of the managing underwriter or underwriters, can be sold without having such adverse effect.

        (c)    Piggyback Registration. If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all commercially reasonable efforts to include such number or amount of Partnership Securities held by any Holder in such registration statement as such Holder shall request; provided, that the Partnership is not required to make any effort or take an action to so include the securities of such

Holder once the registration statement becomes or is declared effective by the Commission, including any registration statement providing for the offering from time to time of securities pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.13(c) shall be an Underwritten Offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership in writing that in their opinion the inclusion of all or some of the Partnership Securities held by such Holders would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by such Holders that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering, with such number to be allocated pro rata among the Holders that have requested to participate in such registration statement based on the relative number of Registrable Securities and other Partnership Securities, in the case of the General Partner and its Affiliates, then held by each such Holder (provided that any securities thereby allocated to a Holder that exceed such Holder's request shall be reallocated among the remaining requesting Holders in like manner). Except as set forth in Section 7.13(d), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holders.

        (d)    If underwriters are engaged in connection with any registration referred to in this Section 7.13, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership's obligation under Section 7.8, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holders whose Partnership Securities are covered by such registration statement, their officers, directors and each Person who controls such Holders (within the meaning of the Securities Act) and any agent thereof (collectively, "Indemnified Persons") from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (hereinafter referred to in this Section 7.13(d) as a "claim" and in the plural as "claims") based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

        (e)    The provisions of Section 7.13(a), Section 7.13(b) and Section 7.13(c) shall continue to be applicable with respect to the General Partner (and any of the General Partner's Affiliates) after it ceases to be a General Partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the General Partner and its Affiliates to sell all of the Partnership Securities with respect to which they have requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.13(d) shall continue in effect thereafter.

        (f)    The rights to cause the Partnership to register Partnership Securities pursuant to this Section 7.13 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Securities, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Securities with respect to which such registration rights are being assigned, and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.13.

        (g)    Promptly upon request of the Partnership, each Holder shall (i) specify the Partnership Securities intended to be offered and sold by the Holder, (ii) express such Holder's present intent to offer such Partnership Securities for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Holder to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

        Section 7.14    Reliance by Third Parties.    Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership's sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII
BOOKS, RECORDS, ACCOUNTING AND REPORTS

        Section 8.1    Records and Accounting.    The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership's business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

        Section 8.2    Fiscal Year.    The fiscal year of the Partnership shall be a fiscal year ending December 31.

        Section 8.3    Reports.

        (a)    As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be furnished to each Record Holder of a Unit as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

        (b)    As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or furnished to each Record Holder of a Unit, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted for trading, or as the General Partner determines to be necessary or appropriate.

ARTICLE IX
TAX MATTERS

        Section 9.1    Tax Returns and Information.    The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and a taxable year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership's taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

        Section 9.2    Tax Elections.

        (a)    The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner's determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed or admitted for trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(g) without regard to the actual price paid by such transferee.

        (b)    Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

        Section 9.3    Tax Controversies.    Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership's expense) in connection with all examinations of the Partnership's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each

Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

        Section 9.4    Withholding.    Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

ARTICLE X
ADMISSION OF PARTNERS

        Section 10.1    Admission of Initial Limited Partners.

        (a)    By acceptance of the transfer of any Limited Partner Interests in accordance with this Section 10.1 or the issuance of any Limited Partner Interests in a merger or consolidation pursuant to Article XIV, and except as provided in Section 4.8, each transferee of a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred to such Person when any such transfer or admission is reflected in the books and records of the Partnership, with or without execution of this Agreement, (ii) shall become bound by the terms of, and shall be deemed to have executed, this Agreement, (iii) shall become the Record Holder of the Limited Partner Interests so transferred, (iv) represents that the transferee has the capacity, power and authority to enter into this Agreement, (v) grants the powers of attorney set forth in this Agreement and (vi) makes the consents and waivers contained in this Agreement. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Record Holder without the consent or approval of any of the Partners. A Person may not become a Limited Partner without acquiring an Interest. The rights and obligations of a Person who is a Non citizen Assignee shall be determined in accordance with Section 4.8 hereof.

        (b)    The name and mailing address of each Limited Partner shall be listed on the books and records of the Partnership maintained for such purpose by the Partnership or the Transfer Agent. The General Partner shall update the books and records of the Partnership from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable). A Limited Partner Interest may be represented by a Certificate, as provided in Section 4.1 hereof.

        (c)    Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.1(a).

        Section 10.2    Admission of Successor General Partner.    A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner pursuant to Sections 11.1 or 11.2 or the transfer of such General Partner's General Partner Interest pursuant to Section 4.6; provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the Partnership without dissolution.

        Section 10.3    Amendment of Agreement and Certificate of Limited Partnership.    To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary and appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to Section 2.6.

ARTICLE XI
WITHDRAWAL OR REMOVAL OF PARTNERS

        Section 11.1    Withdrawal of the General Partner.

        (a)    The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an "Event of Withdrawal");

          (i)    The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

          (ii)    The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

          (iii)    The General Partner is removed pursuant to Section 11.2;

          (iv)    The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

          (v)    A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

          (vi)    (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

        If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

        (b)    Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, prevailing Eastern Time, on September 30, 2016, the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners; provided that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Units (excluding Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel ("Withdrawal Opinion of Counsel") that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or cause the Partnership or the MLP to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such); (ii) at any time after 12:00 midnight, Prevailing Eastern Time, on June 30, 2016, the General Partner voluntarily withdraws by giving at least 90 days' advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a majority of outstanding Units, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner's withdrawal pursuant to Section 11.1(a)(i), a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.2.

        Section 11.2    Removal of the General Partner.    The General Partner may be removed if such removal is approved by the Unitholders holding at least 80% of the Outstanding Units (including Units held by the General Partner and its Affiliates). Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of outstanding Units (including Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.2. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.2, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.2.

        Section 11.3    Interest of Departing General Partner and Successor General Partner.

        (a)    In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, the Departing General Partner shall have the option exercisable prior to the effective date of the departure of such Departing General Partner to require its successor to purchase (x) its General Partner Interest and (y) its general partner interest (or equivalent interest), if any, in the other Group Members ((x) and (y) collectively, the "Combined Interest") in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner, to purchase the Combined Interest of the Departing General Partner for such fair market value of such Combined Interest of the Departing General Partner. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.5, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (excluding Group Members) for the benefit of the Partnership or the other Group Members.

        For purposes of this Section 11.3(a), the fair market value of the Departing General Partner's Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner's departure, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner's successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing General Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed, the value of the Partnership's assets, the rights and obligations of the Departing General Partner and other factors it may deem relevant.

        (b)    If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing General Partner to Common Units will be characterized as if such Departing General Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

        Section 11.4    Withdrawal of Limited Partners.    No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner's Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII
DISSOLUTION AND LIQUIDATION

        Section 12.1    Dissolution.    The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Sections 11.1 or 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

        (a)    an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Sections 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.2;

        (b)    an election to dissolve the Partnership by the General Partner that is approved by the holders of a majority of outstanding Units;

        (c)    the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

        (d)    at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

        Section 12.2    Continuation of the Business of the Partnership After Dissolution.    Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Sections 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Sections 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a majority of outstanding Common Units may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as a successor General Partner a Person approved by the holders of a majority of outstanding Units. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

          (i)    the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

          (ii)    if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

          (iii)    the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement; provided, that the right of the holders of a majority of outstanding Units to approve a successor General Partner and to reconstitute and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership nor the MLP would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

        Section 12.3    Liquidator.    Upon dissolution of the Partnership, unless the Partnership is continued pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days' prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3 necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

        Section 12.4    Liquidation.    The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as the Liquidator determines to be in the best interest of the Partners, subject to Section 17-804 of the Delaware Act and the following:

        (a)    Disposition of Assets. The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership's assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership's assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the

Partnership's assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

        (b)    Discharge of Liabilities. Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

        (c)    Liquidation Distributions. All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

        Section 12.5    Cancellation of Certificate of Limited Partnership.    Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

        Section 12.6    Return of Contributions.    The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

        Section 12.7    Waiver of Partition.    To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

        Section 12.8    Capital Account Restoration.    No Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership.

ARTICLE XIII
AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

        Section 13.1    Amendments to be Adopted Solely by the General Partner.    Each Partner agrees that the General Partner, without the approval of any Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

        (a)    a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

        (b)    the admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

        (c)    a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group

Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

        (d)    a change that the General Partner determines (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Limited Partner Interests (including the division of any class or classes of Outstanding Limited Partner Interests into different classes to facilitate uniformity of tax consequences within such classes of Limited Partner Interests) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Limited Partner Interests are or will be listed, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.8 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

        (e)    a change in the fiscal year or taxable year of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of "Quarter" and the dates on which distributions are to be made by the Partnership;

        (f)    an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

        (g)    an amendment that the General Partner determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.5;

        (h)    any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

        (i)    an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

        (j)    an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

        (k)    an amendment effected, necessitated or contemplated by an amendment to the MLP Agreement that requires MLP unitholders to provide a statement, certification or other proof of evidence to the MLP regarding whether such unitholder is subject to United States federal income taxation on the income generated by the MLP;

        (l)    an amendment that the General Partner, in its sole discretion, determines to be necessary or appropriate to implement a defensive Unitholder rights plan similar to a shareholder rights plan, or "poison pill," for corporations, including the issuance of a dividend of rights to each Unitholder that would become exercisable if any Person or Group acquires ownership in excess of a specified percentage of the Common Units or initiated a tender offer for in excess of that specified percentage percent of the Common Units. Each right will entitle Unitholders to purchase a fractional share of a new class of preferred units, which would convert into the right for Unitholders other than such Person or Group to purchase Common Units at half of the then Current Market Price of the Common Units. The rights issued pursuant to any such Unitholder rights plan must be redeemable by the Partnership for not more than $0.01 per right;

        (m)    a merger or conveyance pursuant to Section 14.3(d); or

        (n)    any other amendments substantially similar to the foregoing.

        Section 13.2    Amendment Procedures.    Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by the General Partner; provided, however, that the General Partner shall have no duty or obligation to propose any amendment to this Agreement and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to propose an amendment to the fullest extent permitted by law, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. A proposed amendment shall be effective upon its approval by the General Partner and the holders of a majority of outstanding Units, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

        Section 13.3    Amendment Requirements.

        (a)    Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner and its Affiliates) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

        (b)    Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), or (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to the General Partner or any of its Affiliates without the General Partner's consent, which consent may be given or withheld at its option.

        (c)    Except as provided in Section 14.3, and without limitation of the General Partner's authority to adopt amendments to this Agreement without the approval of any Partners as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

        (d)    Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

        (e)    Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

        Section 13.4    Special Meetings.    All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Partnership Securities of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing, agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

        Section 13.5    Notice of a Meeting.    Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Limited Partner Interests for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

        Section 13.6    Record Date.    For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Limited Partner Interests are listed or admitted for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals. If the General Partner does not set a Record, then (a) the Record Date for determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the day immediately preceding the day on which notice is given, and (b) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the General Partner in accordance with Section 13.11.

        Section 13.7    Adjournment.    When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

        Section 13.8    Waiver of Notice; Approval of Meeting; Approval of Minutes.    The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present, either in person or by proxy Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting

        Section 13.9    Quorum.    The holders of a majority of the Outstanding Partnership Securities of the class or classes for which a meeting has been called (including Limited Partner Interests deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Limited Partner Interests, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Partnership Securities that in the aggregate represent a majority of the Outstanding Partnership Securities entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Partnership Securities that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Partnership Securities specified in this Agreement (including Outstanding Partnership Securities deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Partnership Securities entitled to vote at such meeting (including Outstanding Partnership Securities deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

        Section 13.10    Conduct of a Meeting.    The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals, proxies and votes in writing.

        Section 13.11    Action Without a Meeting.    If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Limited Partner Interests (including Limited Partner Interests deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Limited Partner Interests or a class thereof are listed or admitted for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Limited Partner Interests held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Limited Partner Interests that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

        Section 13.12    Voting and Other Rights.

        (a)    Only those Record Holders of the Limited Partner Interests on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of "Outstanding") shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Limited Partner Interests have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Limited Partner Interests shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Limited Partner Interests.

        (b)    With respect to Limited Partner Interests that are held for a Person's account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Limited Partner Interests are registered, such other Person shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, and unless the arrangement between such Persons provides otherwise, vote such Limited Partner Interests in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

ARTICLE XIV
MERGER

        Section 14.1    Authority.    The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)) or convert into any such entity, formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation or plan of conversion ("Merger Agreement") in accordance with this Article XIV.

        Section 14.2    Procedure for Merger or Consolidation.    Merger, consolidation or conversion of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner, provided, however, that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to consent to any merger, consolidation or conversion of the Partnership and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner and, in declining to consent to a merger, consolidation or conversion, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. If the General Partner shall determine to consent to the merger, consolidation or conversion, the General Partner shall approve the Merger Agreement, which shall set forth:

  (a)
  The names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

        (b)    The name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the "Surviving Business Entity");

        (c)    The terms and conditions of the proposed merger or consolidation;

        (d)    The manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

        (e)    A statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership, operating agreement or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

        (f)    The effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of merger and stated therein); and

        (g)    Such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

        Section 14.3    Approval by Limited Partners of Merger or Consolidation.

        (a)    Except as provided in Section 14.3(d), the General Partner, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Limited

Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

        (b)    Except as provided in Section 14.3(d), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a majority of outstanding Common Units.

        (c)    Except as provided in Section 14.3(d), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger or certificate of conversion pursuant to Section 14.4, the merger, consolidation or conversion may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

        (d)    Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership's assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or cause the Partnership or the MLP to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained.

        (e)    Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (A) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (B) the merger or consolidation would not result in an amendment to the Partnership Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (C) the Partnership is the Surviving Business Entity in such merger or consolidation, (D) each Unit outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Unit of the Partnership after the effective date of the merger or consolidation, and (E) the number of Partnership Securities to be issued by the Partnership in such merger or consolidation do not exceed 20% of the Partnership Securities Outstanding immediately prior to the effective date of such merger or consolidation.

        Section 14.4    Certificate of Merger    Upon the required approval by the General Partner and the Unitholders of a Merger Agreement, a certificate of merger or certificate of conversion shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

        Section 14.5    Amendment of Partnership Agreement.    Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with Section 17-211(b) of the Delaware Act and this Article XIV may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for a limited partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.5 shall be effective at the effective time or date of the merger or consolidation.

        Section 14.6    Effect of Merger.

        (a)    At the effective time of the certificate of merger:

          (i)    all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

          (ii)    the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

          (iii)    all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

          (iv)    all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

        (b)    A merger, consolidation or conversion effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

ARTICLE XV
RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

        Section 15.1    Right to Acquire Limited Partner Interests.

        (a)    Notwithstanding any other provision of this Agreement, if at any time less than 10% of the total Limited Partner Interests of any class then Outstanding is held by Persons other than the General Partner and its Affiliates, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1 is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) "Current Market Price" as of any date of any class of Limited Partner Interests means the average of the daily Closing Prices (as hereinafter defined) per limited partner interest of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) "Closing Price" for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted for trading on the principal National Securities Exchange on which such Limited Partner Interests of such class are listed or admitted to trading or, if such Limited Partner Interests of such class are not listed or admitted to trading on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or any other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner; and (iii) "Trading Day" means a day on which the principal National Securities Exchange on which such Limited Partner Interests of any class are listed or admitted for trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

        (b)    If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the "Notice of Election to Purchase") and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).

        (c)    At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

ARTICLE XVI
GENERAL PROVISIONS

        Section 16.1    Addresses and Notices.    Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below. Any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

        Section 16.2    Further Action.    The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

        Section 16.3    Binding Effect.    This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

        Section 16.4    Integration.    This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

        Section 16.5    Creditors.    None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

        Section 16.6    Waiver.    No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

        Section 16.7    Counterparts.    This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest pursuant to Section 10.1(a) without execution hereof.

        Section 16.8    Applicable Law.    This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

        Section 16.9    Invalidity of Provisions.    If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

        Section 16.10    Consent of Partners.    Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

        Section 16.11    Facsimile Signatures.    The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Partnership on certificates representing Common Units is expressly permitted by this Agreement.

        Section 16.12    Third Party Beneficiaries.    Each Partner agrees that any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee.

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        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above:

GENERAL PARTNER:
MAINLINE MANAGEMENT LLC
By:

LIMITED PARTNERS:
All Limited Partners now and hereafter admitted as Limited Partners of the Partnership, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to the General Partner or without execution hereof pursuant to Section 10.1(a).
By:	MainLine Management LLC
General Partner, as attorney-in-fact for the Limited Partners pursuant to the Powers of Attorney granted pursuant to Section 2.6.
By:

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the common units offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

          Through and including August 28, 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

10,500,000 Common Units
Representing Limited
Partner Interests

Buckeye GP
Holdings L.P.

Goldman, Sachs & Co.

Citigroup
Merrill Lynch & Co.
UBS Investment Bank

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SUMMARY
Buckeye GP Holdings L.P.
Recent Developments
Our Strengths and Strategies
Our Interest in Buckeye
The Offering
Summary of Risk Factors
Formation Transactions
Our Structure and Management
Buckeye Partners, L.P.
Summary of Conflicts of Interest and Fiduciary Responsibilities
Summary Historical Consolidated Financial Data
RISK FACTORS
USE OF PROCEEDS
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OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS
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DESCRIPTION OF OUR COMMON UNITS
MATERIAL PROVISIONS OF THE PARTNERSHIP AGREEMENT OF BUCKEYE GP HOLDINGS L.P.
MATERIAL PROVISIONS OF THE PARTNERSHIP AGREEMENT OF BUCKEYE PARTNERS, L.P.
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FORWARD-LOOKING STATEMENTS
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BUCKEYE GP HOLDINGS L.P. UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2006 (In thousands, except per unit amounts)
BUCKEYE GP HOLDINGS L.P. UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005
BUCKEYE GP HOLDINGS L.P. UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AT MARCH 31, 2006 (In thousands)
BUCKEYE GP HOLDINGS L.P. NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
MAINLINE L.P. CONSOLIDATED STATEMENTS OF INCOME
MAINLINE L.P. CONSOLIDATED BALANCE SHEETS
MAINLINE L.P. CONSOLIDATED STATEMENTS OF CASH FLOWS
MAINLINE L.P. CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS' EQUITY (DEFICIENCY)
MAINLINE L.P. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAINLINE L.P. CONDENSED CONSOLIDATED STATEMENTS OF INCOME (In thousands, except per unit amounts) (Unaudited)
MAINLINE L.P. CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands) (Unaudited)
MAINLINE L.P. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands) (Unaudited)
MAINLINE L.P. CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL (In Thousands) (Unaudited)
MAINLINE L.P. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
BUCKEYE GP HOLDINGS L.P. BALANCE SHEET JUNE 30, 2006
BUCKEYE GP HOLDINGS L.P. NOTES TO THE BALANCE SHEET
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
MAINLINE MANAGEMENT LLC CONSOLIDATED BALANCE SHEETS

AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF BUCKEYE GP HOLDINGS L.P.